# RELIASTAR LIFE INSURANCE COMPANY
## and its
## Separate Account N

# ING Advantage Century<sup>SM</sup>
# ING Advantage Century Plus<sup>SM</sup>
# ING Advantage<sup>SM</sup>
# ING Encore/Encore Flex

**Supplement dated April 30, 2007 to your current variable annuity Contract Prospectus and Statement of Additional Information**

This supplement updates certain information contained in your current variable annuity Contract Prospectus and Statement of Additional Information (SAI). Please read it carefully and keep it with your variable annuity Contract Prospectus and SAI.

## NOTICE OF FUND SUBSTITUTIONS

Effective July 27, 2007, and pursuant to applicable regulatory approvals, ReliaStar Life Insurance Company (the "Company") and Separate Account N (the "Separate Account") will replace certain funds in which the subaccounts of the Separate Account invest (the "Replaced Funds") with certain other funds (the "Substitute Funds") as follows:

| Replaced Funds | Substitute Funds |
| --- | --- |
| Lord Abbett Series Fund - Growth and Income Portfolio (Class VC) | ING Lord Abbett Affiliated Portfolio (Class I) |
| Pioneer Equity Income VCT Portfolio (Class I) | ING Pioneer Equity Income Portfolio (Class I) |
| Pioneer High Yield VCT Portfolio (Class I) | ING Pioneer High Yield Portfolio (Class I) |

**Important Information about the Substitutions.**

- Effective, July 27, 2007, the subaccounts which invest in the Replaced Funds will no longer be available through your variable annuity contract.
- Prior to the effective date of the substitutions and for thirty days thereafter you may transfer amounts allocated to a subaccount which invests in a Replaced Fund to any other subaccount or any available fixed account free of charge and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.
- On the effective date of the substitutions, existing investments and ongoing allocations to a subaccount which invests in a Replaced Fund will be automatically reallocated to the subaccount which invests in the corresponding Substitute Fund. Thereafter, all future allocations directed to a subaccount which invested in a Replaced Fund will be automatically allocated to the corresponding Substitute Fund.
- The investment objective and policies of each Substitute Fund are the same as, similar to or consistent with the investment objective and policies of the corresponding Replaced Fund. The investment objective of each Substitute Fund is more fully described in each Substitute Fund's prospectus.
- A prospectus for each of the Substitute Funds has previously been sent to you or accompanies this supplement. Read these materials carefully before deciding what to do with amounts allocated to subaccounts which invest in the Replaced Funds. Should you need additional prospectuses, please call the number listed in your Contract Prospectus under "Questions: Contacting the Company."
- **Although the total expenses of each Substitute Fund are less than or equal to the total expenses of the corresponding Replaced Fund, you should know that the Company and its affiliates expect to collectively receive higher levels of revenue from each Substitute Fund than from the corresponding Replaced Fund. This additional revenue is primarily realized in the form of management and service fees the Substitute Funds will pay to certain of the Company's affiliates (the prospectus applicable to each Substitute Fund details these amounts). By contrast, the corresponding fees of the Replaced Funds are paid to non-ING entities. The Company therefore has a financial incentive to proceed with the substitution.**

# ReliaStar Life Insurance Company
## Separate Account N
## ING Advantage Century Plus<sup>SM</sup>
## CONTRACT PROSPECTUS – April 30, 2007

***The Contracts.*** The contracts described in this prospectus are flexible premium individual fixed and variable Advantage Century Plus<sup>SM</sup> (Plus Series) deferred annuity contracts issued by ReliaStar Life Insurance Company (the Company, we, us, our). They are issued to you, the contract owner, on a nonqualified basis, or in connection with retirement plans qualifying for special treatment under the Internal Revenue Code of 1986, as amended (Tax Code). Prior to October 1, 2002, the contracts were issued by Northern Life Insurance Company.

---

***Why Reading this Prospectus Is Important.*** This prospectus contains facts about the contract and its investment options that you should know before purchasing. This information will help you decide if the contract is right for you. Please read this prospectus carefully and keep it for future reference.

**Table of Contents … page 3**

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***Investment Options.*** The contracts offer variable investment options and two fixed interest options. When we establish your account you instruct us to direct account dollars to any of the available options.

| The Funds | The Funds (Continued) | The Funds (Continued) |
|---|---|---|
| American Funds – Growth Fund (Class 2)[1] | ING Julius Baer Foreign Portfolio (Class S) | ING Van Kampen Growth and Income Portfolio (Class S) |
| American Funds – Growth Income Fund (Class 2)[1] | ING Legg Mason Partners Aggressive Growth Portfolio (I Class) | ING VP Balanced Portfolio, Inc. (Class I) |
| American Funds – International Fund (Class 2)[1] | ING Legg Mason Partners Large Cap Growth Portfolio (I Class) | ING VP Financial Services Portfolio (Class I) |
| Fidelity® VIP Contrafund® Portfolio (Initial Class) | ING Legg Mason Value Portfolio (Class I) | ING VP Global Science and Technology Portfolio (Class I) |
| Fidelity® VIP Equity-Income Portfolio (Initial Class) | ING Limited Maturity Bond Portfolio (Class S) | ING VP High Yield Bond Portfolio (Class I) |
| Fidelity® VIP Index 500 Portfolio (Initial Class) | ING Liquid Assets Portfolio (Class I) | ING VP Index Plus International Equity Portfolio (Class S) |
| Fidelity® VIP Investment Grade Bond Portfolio (Initial Class) | ING Lord Abbett Affiliated Portfolio (Class I) | ING VP Index Plus LargeCap Portfolio (Class I) |
| Fidelity® VIP Money Market Portfolio (Initial Class) | ING Marsico Growth Portfolio (Class S) | ING VP Index Plus MidCap Portfolio (Class I) |
| Franklin Small Cap Value Securities Fund (Class 2) | ING Marsico International Opportunities Portfolio (Class I) | ING VP Index Plus SmallCap Portfolio (Class I) |
| ING AllianceBernstein Mid Cap Growth Portfolio (Class S) | ING MFS Total Return Portfolio (Class S) | ING VP Intermediate Bond Portfolio (Class I) |
| ING American Century Large Company Value Portfolio (I Class) | ING Neuberger Berman Partners Portfolio (I Class) | ING VP International Value Portfolio (Class I) |
| ING American Century Small-Mid Cap Value Portfolio (I Class) | ING OpCap Balanced Value Portfolio (I Class) | ING VP MidCap Opportunities Portfolio (Class I) |
| ING Baron Small Cap Growth Portfolio (I Class) | ING Oppenheimer Global Portfolio (I Class) | ING VP Real Estate Portfolio (Class I) |
| ING BlackRock Large Cap Growth Portfolio (Class I) | ING PIMCO Total Return Portfolio (Initial Class) | ING VP SmallCap Opportunities Portfolio (Class I) |
| ING Davis Venture Value Portfolio (I Class) | ING Pioneer Equity Income Portfolio (Class I)[3] | ING VP Strategic Allocation Conservative Portfolio (Class I) |
| ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio (Class S)[*] | ING Pioneer Fund Portfolio (Class S) | ING VP Strategic Allocation Growth Portfolio (Class I) |
| ING FMR<sup>SM</sup> Large Cap Growth Portfolio (Class I)[*][2] | ING Pioneer High Yield Portfolio (I Class) | ING VP Strategic Allocation Moderate Portfolio (Class I) |
| ING Fundamental Research Portfolio (I Class) | ING Pioneer Mid Cap Value Portfolio (Class S) | ING VP Value Opportunity Portfolio (Class I) |
| ING Global Resources Portfolio (Class S) | ING Stock Index Portfolio (Class I) | Lord Abbett Series Fund Growth and Income Portfolio (Class VC) |
| ING JPMorgan Emerging Markets Equity Portfolio (Class S) | ING T. Rowe Price Capital Appreciation Portfolio (Class S) | Lord Abbett Series Fund Mid-Cap Value Portfolio (Class VC) |
| ING JPMorgan International Portfolio (I Class) | ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class) | Neuberger Berman AMT Socially Responsive Portfolio® |
| ING JPMorgan Mid Cap Value Portfolio (I Class) | ING T. Rowe Price Equity Income Portfolio (Class S) | PIMCO VIT Real Return Portfolio (Administrative Class) |
| ING JPMorgan Small Cap Core Equity Portfolio (Class I)[2] | ING T. Rowe Price Growth Equity Portfolio (I Class) | Pioneer Equity Income VCT Portfolio (Class I) |
| | ING UBS U.S. Large Cap Equity Portfolio (I Class) | Pioneer High Yield VCT Portfolio (Class I) |
| | ING Van Kampen Comstock Portfolio (I Class) | Wanger Select |
| | ING Van Kampen Equity and Income Portfolio (I Class) | Wanger U.S. Smaller Companies |

[*] FMR is a service mark of Fidelity Management & Research Company.
[1] This fund is scheduled to be available on May 7, 2007.
[2] This fund has changed its name to the name listed above. See Appendix II – Fund Descriptions a complete list of former and current fund names.
[3] This fund is scheduled to be available on May 11, 2007.

# CONTRACT PROSPECTUS – April 30, 2007 (continued)

*Variable Investment Options.* These options are called subaccounts. The subaccounts are within Separate Account N, a separate account of the Company. Each subaccount invests in one of the mutual funds listed on the previous page. Earnings on amounts invested in a subaccount will vary depending upon the performance of its underlying fund. You do not invest directly in or hold shares of the funds.

*Risks Associated with Investing in the Funds.* The funds in which the subaccounts invest have various risks. Information about the risks of investing in the funds is located in the "Investment Options" section on page 10, in Appendix II-Fund Descriptions and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses, and retain the prospectuses for future reference.

*Fixed Interest Options.*

▷ Fixed Account A
▷ Fixed Account C

Except as specifically mentioned, this prospectus describes only the variable investment options offered through the Separate Account N. However, we describe the fixed interest options in Appendix I to this prospectus.

*Compensation.* We pay compensation to broker-dealers whose registered representatives sell the contracts. See "Contract Distribution" for further information about the amount of compensation we pay.

*Availability of Features.* Not all features are available in all states. The contracts are not available for sale in New York. Some funds may be unavailable through certain contracts and plans and in some states.

*Getting Additional Information.* You may obtain the April 30, 2007 Statement of Additional Information (SAI) about the separate account without charge by calling us at 1-877-884-5050 or writing us at the address listed in the "Contract Overview-Questions: Contacting the Company" section of the prospectus. The Securities and Exchange Commission (SEC) also makes available to the public reports and information about the separate account and the funds. Certain reports and information, including this prospectus and SAI, are available on the EDGAR Database on the SEC website, http://www.sec.gov, or at the SEC Public Reference Branch in Washington, D.C. You may call 1-202-551-8090 or 1-800-SEC-0330 to get information about the operations of the SEC Public Reference Branch. You may obtain copies of reports and other information about the separate account and the funds, after paying a duplicating fee, by sending an e-mail request to publicinfo@sec.gov or by writing to the SEC Public Reference Branch, 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 333-100208. The SAI table of contents is listed on page 45 of this prospectus. The SAI is incorporated into this prospectus by reference.

*Additional Disclosure Information.* Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different from that contained in this prospectus.

**The contracts are not deposits with, obligations of or guaranteed or endorsed by any bank, nor are they insured by the FDIC. The contracts are subject to investment risk, including the possible loss of the principal amount of your investment.**

# TABLE OF CONTENTS

# Contract Overview

**Questions: Contacting the Company.** To answer your questions, contact your sales representative or write or call us at our Administrative Service Center:

ING Service Center
P.O. Box 5050
Minot, North Dakota 58702-5050
1-877-884-5050

**Sending Forms and Written Requests in Good Order.** If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact us or your sales representative to learn what information is required for the request to be in "good order." Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out. By contacting us, we can provide you with the appropriate administrative form for your requested transaction.

We can only act upon requests that are received in good order.

The following is intended as a summary. Please read each section of this prospectus for additional detail.

## Contract Design

The contracts described in this prospectus are individual deferred fixed variable annuity contracts. They are intended to be retirement savings vehicles that offer a variety of investment options to help meet long-term financial goals and provide for a death benefit and guaranteed income options. The term "contract" in this prospectus refers to these individual fixed and variable annuity contracts.

## 2005 and 1999 Contracts

***2005 Contracts.*** We began selling these contracts in November 2005 (subject to regulatory approval). You have a 2005 contract if your contract form number, located at the bottom left corner of each page of your contract, is 40040 08-05 or 40041 08-05.

***1999 Contracts.*** We began selling these contracts in 1999 and we are currently selling these contracts in states where approval of the 2005 contract is pending. You have a 1999 contract if your contract form number, located at the bottom left corner page of your contract, is 13078 7-99 (TSA) or 13079 7-99 (Non-qualified and IRA version).

## Who's Who

**You***: The individual who purchases the contract.

**Contract Holder***: The person (or non-natural owner) to whom we issue the contract. Generally, you. The contract holder has all rights under the contract. We may also refer to the contract holder as the contract owner.

**We** (the Company): ReliaStar Life Insurance Company. We issue the contract.

For greater detail, please review "Purchase and Rights."

___________

*Some contracts may be purchased by and issued directly to employers sponsoring certain plans, including 457 and 401 plans. The terms "you," "contract holder," and "contract owner" apply to these employers, who have all rights under the contract.

## The Contract and Your Retirement Plan

The contracts may be issued on a nonqualified basis (nonqualified contracts), or for use with retirement arrangements under Tax Code sections 403(b), 408, 408A or 457 of the Tax Code (qualified contracts). We may also, at our discretion, issue nonqualified contracts for use with retirement arrangements under Tax Code section 401.

**Use of an Annuity Contract in a Retirement Plan.** Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401(a), 401(k), 403(b), 408, 408A, or 457 retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity. See "Purchase and Rights."

## Contract Facts

**Free Look/Right to Cancel.** You may cancel your contract within ten days (some states require more than ten days) of receipt. See "Right to Cancel."

**Death Benefit.** Your beneficiary may receive a financial benefit in the event of your death prior to the income phase. Any death benefit during the income phase will depend upon the income phase payment option selected. See "Death Benefit" and "The Income Phase."

**Withdrawals.** During the accumulation phase you may withdraw all or part of your account value. Certain fees and taxes may apply. In addition, the Tax Code restricts full and partial withdrawals in some circumstances. See "Withdrawals."

**Systematic Withdrawals.** These are made available for you to receive periodic withdrawals from your account, while retaining the account in the accumulation phase. See "Systematic Withdrawals."

**Loans.** If allowed by the contract, loans may be available during the accumulation phase. These loans are subject to certain restrictions. See "Loans."

**Fees and Expenses.** Certain fees and expenses are deducted from the value of your contract. See "Fee Table" and "Fees."

**Taxation.** Taxes will generally be due when you receive a distribution. Tax penalties may apply in some circumstances. See "Taxation."

## Contract Phases

**1. The Accumulation Phase** (accumulating dollars under your contract)

**STEP 1:** You provide us with your completed application and initial purchase payment. We establish an account for you and credit that account with your initial purchase payment.

**STEP 2:** You direct us to invest your purchase payment in one or more of the following investment options:
(a) Fixed Interest Options; or
(b) Variable Investment Options. (The variable investment options are the subaccounts of Separate Account N. Each one invests in a specific mutual fund.)

**STEP 3:** Each subaccount you select purchases shares of its assigned fund.


Payments to Your Account
Step 1 ||
ReliaStar Life Insurance Company
(a) ||
Step 2
(b) ||
Fixed Interest Options
Separate Account N
Variable Investment Options
The Subaccounts
A
B
Etc.
|| Step 3 ||
Mutual Fund A
Mutual Fund B

**II. The Income Phase** (receiving income phase payments from your contract)

When you want to begin receiving payments from your contract you may select from the options available. The contracts offer three income phase payment options (see "The Income Phase"). In general, you may:

- ▹ Receive monthly income phase payments for your life (assuming you are the annuitant); or
- ▹ Receive monthly income phase payments for your life, but with payments continuing to your beneficiary for ten years if you die before the end of the selected period; or
- ▹ Receive monthly income phase payments for your life and for the life of another person; and
- ▹ Select income phase payments that are fixed or vary depending upon the performance of the variable investment options you select.

# Fee Table

**In this Section:**
- Maximum Contract Holder Transaction Expenses
- Annual Maintenance Fee
- Maximum Separate Account Annual Expenses
- Hypothetical Examples
- Fees Deducted by the Funds

**Also see the "Fees" section for:**
- How, When and Why Fees are Deducted
- Redemption Fees
- Reduction, or Elimination of Certain Fees
- Premium and Other Taxes
- Charge for the Optional Enhanced Death Benefit Rider

**We may have used the following terms in prior prospectuses:**

**Annual Contract Charge-** Annual Maintenance Fee

**Contract Year-**Account Year

**Administrative Charge-** Administrative Expense Charge

**The following tables describe the fees and expenses that you will pay when buying, owning, and withdrawing from your contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, withdraw from the contract, or transfer cash value between investment options. State premium taxes may also be deducted.* See "The Income Phase" for fees that may apply after you begin receiving payments under the contract.**

***Maximum Contract Holder Transaction Expenses***

| | |
|---|---|
| Partial Withdrawal Processing Fee[1] | $25.00 |
| Transfer Charge[2] | $25.00 |
| Loan Processing[3] | $25.00 |
| Loan Interest Rate Spread (per annum)[4] | 3.0% |

[1] The Company does not currently impose a partial withdrawal processing fee, but under some contracts the Company reserves the right to charge a fee not to exceed the lesser of 2.0% of the amount withdrawn or $25, including partial withdrawals made as a part of a systematic withdrawal program. See "Partial Withdrawal Processing Fee" in the "Fees" section. See also "Systematic Withdrawals."

[2] The Company does not currently impose a charge for transfers between the subaccounts. However, we reserve the right to assess a $25 charge on any transfer and to limit the number of transfers, including transfers made under the dollar cost averaging program or the account rebalancing program.

[3] This fee is only applicable to 1999 contracts. This is the maximum fee we would charge. We are not currently charging this fee. See "Loans."

[4] This is the difference between the rate applies and the rate credited on loans under your contract. Currently the loan interest rate spread is 2.5% per annum; however we reserve the right to apply a spread of up to 3.0% per annum. See "Loans."

**The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.**

***Annual Maintenance Fee***[5] ........ $30.00

***Maximum Separate Account Annual Expenses***
(as a percentage of average account value)

| | |
|---|---|
| Mortality and Expense Risk Charge | 1.25% |
| Administrative Expense Charge | 0.15% |
| Monthly Product Charge[6] | 0.15% |
| Optional One-Year Step-Up Death Benefit Rider Charge[7] | 0.15% |
| Total Separate Account Annual Expenses | 1.70% |

[5] We reserve the right to waive the annual maintenance fee under certain circumstances. See "Fees - Annual Maintenance Fee."

[6] This charge is intended to reimburse the Company for expenses related to the sale of the contract, including distribution expenses. This charge is deducted on a monthly basis. See "Fees-Monthly Product Charge."

[7] This charge is deducted on a monthly basis.

*State premium taxes (which currently range from 0.0% to 4.0% of premium payments) may apply, but are not reflected in the fee tables or examples. See "Premium and Other Taxes."

**The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.**

| *Total Annual Fund Operating Expenses* | Minimum | Maximum |
| --- | --- | --- |
| (expenses that are deducted from fund assets, including management fees and other expenses) | 0.10% | 1.75% |

## *Hypothetical Examples*

**The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include contract owner transaction expenses, contract fees, separate account annual expenses (including the charge for the optional one-year step-up death benefit rider), the annual maintenance fee of $30 (converted to a percentage of assets equal to 0.099%) and fund fees and expenses.**

<u>***Example 1:***</u> The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5.0% return each year and assumes the **maximum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| **1 Year** | **3 Years** | **5 Years** | **10 Years** |
| --- | --- | --- | --- |
| $357 | $1,088 | $1,840 | $3,817 |

<u>***Example 2:***</u> The following Example assumes that you invest $10,000 in the contract for the time periods indicated. The Example also assumes that your investment has a 5.0% return each year and assumes the **minimum** fees and expenses of any of the funds. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

| **1 Year** | **3 Years** | **5 Years** | **10 Years** |
| --- | --- | --- | --- |
| $193 | $597 | $1,026 | $2,221 |

## *Fees Deducted by the Funds*

**Fund Fee Information.** The fund prospectuses show the investment advisory fees, 12b-1 fees and other expenses including service fees (if applicable) charged annually by each fund. See the "Fees" section of this prospectus, and the fund prospectuses, for further information. Fund fees are one factor that impact the value of a fund share. To learn about additional factors, refer to the fund prospectuses.

The Company may receive compensation from each of the funds or the funds' affiliates based on an annual percentage of the average net assets held in that fund by the Company. The percentage paid may vary from one fund company to another. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative, recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees and expenses. See "Fees-Fund Fees and Expenses" for additional information.

In the case of fund companies affiliated with the Company, where an affiliated investment adviser employs subadvisers to manage the funds, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. Subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences. Investment management fees are apportioned between the affiliated investment adviser and subadviser.

This apportionment varies by subadviser, resulting in varying amounts of revenue retained by the affiliated investment adviser. This apportionment of the investment advisory fee does not increase, directly or indirectly, fund fees and expenses. See "Fees-Fund Fees and Expenses" for additional information.

**How Fees are Deducted.** Fees are deducted from the value of the fund shares on a daily basis, which in turn affect the value of each subaccount that purchases fund shares.

## Condensed Financial Information

**Understanding Condensed Financial Information.** In Appendix III of this prospectus we provide condensed financial information about Separate Account N subaccounts you may invest in through the contract. The numbers show the year-end unit values of each subaccount over the past ten years. For subaccounts not available ten years ago, we give a history from the time purchase payments were first received in the subaccounts under the contracts.

**Financial Statements.** The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Separate Account N and financial statements and the related notes to financial statements for ReliaStar Life Insurance Company are located in the Statement of Additional Information.

## Separate Account N

We established Separate Account N (the separate account) on October 1, 2002 under the insurance laws of the State of Minnesota. The separate account is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 1940 Act). It also meets the definition of "separate account" under the federal securities laws. Prior to October 1, 2002, the separate account was known as Separate Account One of Northern Life Insurance Company, which was created in 1994 under Washington law. In connection with the merger of Northern Life Insurance Company and the Company, the separate account was transferred to ReliaStar Life Insurance Company.

The separate account is divided into subaccounts. The subaccounts invest directly in shares of a pre-assigned fund.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of ReliaStar Life Insurance Company. All obligations arising under the contract are obligations of ReliaStar Life Insurance Company.

We may, if it is in the best interest of our contract holders:

▷   Manage the separate account as a management investment company under the 1940 Act;
▷   Deregister the separate account under the 1940 Act, if registration is no longer required;
▷   Combine the separate accounts of ReliaStar Life Insurance Company; or
▷   Reallocate assets of the separate account to another separate account.

## The Company

ReliaStar Life Insurance Company (the Company, we, us, our) issues the contract described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. We are a stock life insurance company organized in 1885 and incorporated under the insurance laws of the State of Minnesota. We are an indirect wholly owned subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management.

We offer individual life insurance and annuities, employee benefits and retirement contracts. We are authorized to do business in the District of Columbia and in all states, except New York.

|                          |                                      |
|--------------------------|--------------------------------------|
| Our Home Office:         | Our Administrative Service Center:   |
| 20 Washington Avenue South | ING Service Center                 |
| Minneapolis, Minnesota 55401 | P.O. Box 5050                    |
|                          | Minot, North Dakota 58702-5050       |

Prior to October 1, 2002, the contracts were issued by Northern Life Insurance Company ("Northern"), a wholly owned subsidiary of the Company. On October 1, 2002, Northern merged into ReliaStar Life Insurance Company, and ReliaStar Life Insurance Company assumed responsibilities for Northern's obligations under the contracts.

We are a charter member of the Insurance Marketplace Standards Association (IMSA). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

**Regulatory Developments – the Company and the Industry.** As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

**Insurance and Retirement Plan Products and Other Regulatory Matters.** The New York Attorney General, other federal and state regulators and self-regulatory agencies are also conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company.

These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

**Investment Product Regulatory Issues.** Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of ING, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in reports previously filed by affiliates of the Company with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action may be taken by regulators with respect to the Company or certain affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject the Company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the Company.

**Product Regulation.**  Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities.  Specifically, U.S. federal income tax law imposes requirements relating to nonqualified annuity product design, administration, and investments that are conditions for beneficial tax treatment of such products under the Tax Code. (See "Taxation" for further discussion of some of these requirements.)  Failure to administer certain nonqualified contract features (for example, contractual income phase dates in nonqualified annuities) could affect such beneficial tax treatment.  In addition, state and federal securities and insurance laws impose requirements relating to insurance and annuity product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities, or insurance requirements could subject the Company to administrative penalties, unanticipated remediation, or other claims and costs.

# Investment Options

The contracts offer variable investment options and fixed interest options.

**Variable Investment Options.** These options are called subaccounts. The subaccounts are within Separate Account N, a separate account of the Company. Each subaccount invests in a specific mutual fund. You do not invest directly in or hold shares of the funds.

▷ **Mutual Fund (fund) Descriptions:** We provide brief descriptions of the funds in Appendix II. Refer to the fund prospectuses for additional information. Fund prospectuses may be obtained, free of charge, from our administrative service center at the address and phone number listed in "Contract Overview Questions: Contacting the Company," by accessing the SEC's website or by contacting the SEC Public Reference Branch.

**Fixed Interest Options.** For a description of the fixed interest options, see Appendix I.

---

*Selecting Investment Options*
- **Choose options appropriate for you.** Your sales representative can help you evaluate which investment options may be appropriate for your financial goals.
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have values that rise and fall more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to risks not associated with domestic investments, and their investment performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks.
- **Be informed.** Read this prospectus, the fund prospectuses and Appendix I.

---

**Limits on Availability of Options.** We may add, withdraw or substitute funds, subject to the conditions in your contract and compliance with regulatory requirements. See "Other Topics-Contract Modifications - Addition, Deletion or Substitution of Fund Shares." Some subaccounts or fixed interest options may not be available in all contracts or in some states. In the case of a substitution, the new fund may have different fees and charges, investment objectives or policies than the fund it replaced.

**Limits on How Many Investment Options You May Select.** Generally you may select no more than 18 investment options at any one time during the accumulation phase of your account. Each subaccount and each fixed account selected counts towards the 18 investment option limit.

**Reinvestment.** The funds described in this prospectus have, as a policy, the distribution of income, dividends and capital gains. There is, however, an automatic reinvestment of such distributions under the contracts described in this prospectus.

**Additional Risks of Investing in the Funds.**

**Insurance-Dedicated Funds.** *(Mixed and Shared Funding)* The funds described in this prospectus are available only to insurance companies for their variable contracts. Such funds are often referred to as "insurance-dedicated funds," and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccounts buy for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts.

▷ Mixed-bought for annuities and life insurance.
▷ Shared-bought by more than one company.

**Possible Conflicts of Interest.** It is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds, or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Separate Account N from participation in the funds which are involved in the conflict.

## Transfers Among Investment Options

During the accumulation phase you may transfer amounts among the available subaccounts, or among the subaccounts and Fixed Account A. Amounts may be transferred from Fixed Account C to one or more subaccounts only, and requires participation in the dollar cost averaging program. Transfers from Fixed Account C to Fixed Account A are not allowed. Transfers between Fixed Account A and Fixed Account C and from the subaccounts to Fixed Account C are not allowed.

We do not currently charge a transfer fee. However, we reserve the right to charge a fee of $25 for each transfer and to limit the number of transfers.

**Transfer Requests.** Requests may be made in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

**Limits Imposed by Underlying Funds.** Most underlying funds have their own excessive trading policies, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation or transfer to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason.

**Limits on Frequent or Disruptive Transfers.** The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

• Increased trading and transaction costs;
• Forced and unplanned portfolio turnover;
• Lost opportunity costs; and
• Large asset swings that decrease the fund's ability to provide maximum investment return to all contract holders.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the contract.**

We have an excessive trading policy and monitor transfer activity. You will violate our excessive trading policy if your transfer activity:

• Exceeds our current definition of excessive trading, as defined below;
• Is identified as problematic by an underlying fund (even if the activity does not exceed our monitoring standard for excessive trading);
• Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved; or
• Is determined, in our sole discretion, to be not in the best interests of other contract holders.

If we determine that you have violated our excessive trading policy we will take the following actions. Upon the first violation, we will send to you a one time warning letter. After a second violation we will suspend your transfer privileges via facsimile, telephone, email and the Internet, and your transfer privileges will be limited to submission by regular U.S. mail for a period of six months. Our suspension of your electronic transfer privileges will relate to all transfers, not just those fund(s) involved in the excessive transfer activity, and will extend to other Company variable annuity contracts and variable life insurance policies that you own.

It may also be extended to other variable contracts and variable policies that are issued to you by our affiliates. At the end of the six month suspension period, your electronic transfer privileges will be reinstated. If, however, you violate our excessive trading policy again, after your electronic transfer privileges have been reinstated, we will suspend your electronic transfer privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if we determine that our excessive trading policy has been violated by a market-timing organization or an individual or other party that is authorized to give transfer instructions on your behalf, whether such violation relates to your contract or to another contract holder's variable contract or policy, we will also take the following actions, without prior notice:

- Not accept transfer instructions from that organization, individual or other party; and
- Not accept preauthorized transfer forms from market timing organizations, individuals or other parties acting on behalf of more than one contract holder at a time.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs and transfers involving certain de minimis amounts when determining whether transfer activity is excessive.

Except as noted below with respect to Paul M. Prusky, the Company does not allow exceptions to our excessive trading policy. We reserve the right to modify our excessive trading policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract holders and fund investors, and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract holders or, as applicable, to all contract holders investing in the underlying fund.

Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Since late 2003, we have been engaged in litigation with Paul M. Prusky ("Prusky"), and others, regarding a 1998 agreement between Prusky and the Company. Under the agreement, Prusky, through a profit-sharing plan, engaged in frequent electronic trading between subaccounts available through certain Company variable life insurance policies ("market timing"). Beginning in late 2003, the Company refused to accept electronic trading instructions from Prusky because of violations of our excessive trading policy.

On January 5, 2007, the United States District Court for the Eastern District of Pennsylvania (the "Federal Court") ordered the Company to accept and effect Prusky's subaccount transfer instructions electronically "without limitation as to the number of transfer instructions so long as those transfers are not explicitly barred by a specific condition imposed by the fund in which the subaccount is invested." (Order Granting in Part Summary Judgment, Paul M. Prusky, et.al v. ReliaStar Life Insurance Company, Civil Action No. 03-6196, Jan. 5, 2007, and Order Denying Defendant's Motion for Clarification, dated January 12, 2007 ("Order")). The Company is considering its legal options in light of the Order; however, in the meantime, the Company must accept and effect Prusky's electronic transfer instructions.

When issuing the Order, the Federal Court did state that Company variable life insurance policies owned by Prusky allow the Company to enforce conditions on trading imposed by the funds in which Company subaccounts invest. (Memorandum Accompanying the Order, at pp.9-10.) The Company will enforce all fund-imposed conditions on trading consistent with the Order. Prusky's Company policies include subaccounts which invest in the following funds, which are available through this contract. The prospectus for each fund describes restrictions imposed by the fund to prevent or minimize frequent trading.

| | |
|---|---|
| American Funds – Growth Fund | ING PIMCO Total Return Portfolio |
| American Funds – Growth Income Fund | ING Pioneer Fund Portfolio |
| American Funds – International Fund | ING Pioneer Mid Cap Value Portfolio |
| Fidelity® VIP Contrafund® Portfolio | ING Stock Index Portfolio |
| Fidelity® VIP Equity-Income Portfolio | ING T. Rowe Price Capital Appreciation Portfolio |
| ING AllianceBernstein Mid Cap Growth Portfolio | ING T. Rowe Price Diversified Mid Cap Growth Portfolio |
| ING Baron Small Cap Growth Portfolio | ING T. Rowe Price Equity Income Portfolio |
| ING FMR$^{SM}$ Diversified Mid Cap Portfolio | ING UBS U.S. Large Cap Equity Portfolio |
| ING FMR$^{SM}$ Large Cap Growth Portfolio | ING Van Kampen Comstock Portfolio |
| ING Global Resources Portfolio | ING Van Kampen Equity and Income Portfolio |
| ING JPMorgan Emerging Markets Equity Portfolio | ING Van Kampen Growth and Income Portfolio |
| ING JP Morgan Mid Cap Value Portfolio | ING VP Balanced Portfolio, Inc. |
| ING JPMorgan Small Cap Core Equity Portfolio | ING VP High Yield Bond Portfolio |
| ING Julius Baer Foreign Portfolio | ING VP Index Plus International Equity Portfolio |
| ING Legg Mason Value Portfolio | ING VP Index Plus LargeCap Portfolio |
| ING Limited Maturity Bond Portfolio | ING VP Index Plus MidCap Portfolio |
| ING Liquid Assets Portfolio | ING VP Index Plus SmallCap Portfolio |
| ING Marsico Growth Portfolio | ING VP Intermediate Bond Portfolio |
| ING Marsico International Opportunities Portfolio | ING VP Real Estate Portfolio |
| ING MFS Total Return Portfolio | ING VP SmallCap Opportunities Portfolio |
| ING Neuberger Berman Partners Portfolio | Neuberger Berman AMT Socially Responsive Portfolio® |
| ING Oppenheimer Global Portfolio | |

**The Company Intends to Modify its Excessive Trading Policy in October 2007.** At that time, the Company will begin restricting electronic transfer privileges if a contract holder (1) requests two purchases and subsequent sales of the same fund in a 60 calendar day period; or (2) requests six purchases and subsequent sales of the same fund within a twelve month period. We may change these planned modifications before they are implemented.

The Company intends to notify contract holders before we implement these changes; however, failure to provide this notice will not prevent the Company from implementing these or any other changes to our excessive trading policy.

**Agreements to Share Information with Funds.** As required by Rule 22c-2 under the 1940 Act, the Company has entered into information sharing agreements with each of the fund companies whose funds are offered through the contract. Contract holder trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and the Company's excessive trading policy. Under these agreements, the Company is required to share information regarding contract holder transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract holder transactions, this information may include personal contract holder information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract holder's transactions if the fund determines that the contract holder has violated the fund's trading policies. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund.

**Value of Your Transferred Dollars.** The value of amounts transferred into or out of subaccounts will be based on the subaccount unit values next determined after we receive your transfer request in good order at our Administrative Service Center or, if you are participating in the dollar cost averaging or automatic reallocation programs, after your scheduled transfer or reallocation.

**Telephone and Electronic Transactions: Security Measures.** Telephone transactions may be available when you complete a telephone reallocation form and a personal identification number (PIN) has been assigned. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, Internet transactions), we have established security procedures. These include recording calls on voice recording equipment, requiring completion of a "telephone reallocation" form, written confirmation of telephone instructions and use of a PIN to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

**The Dollar Cost Averaging Program.** Dollar cost averaging is an investment strategy whereby you purchase fixed dollar amounts of an investment at regular intervals, regardless of price.

Currently under this program, you may direct us to automatically transfer a fixed dollar amount or a specified percentage from the subaccounts, or from Fixed Account A or Fixed Account C to any of the other subaccounts, subject to the following:

▷ Transfers from Fixed Account C to Fixed Account A are not allowed. Transfers to Fixed Account C from any subaccount and from Fixed Account A are not allowed.

▷ Transfers from Fixed Account A may be made on a monthly, quarterly, semi-annual or annual basis. Transfers from Fixed Account C may be made on a monthly basis.

Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. There is no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each account year. To obtain an application form or for additional information about this program, contact your sales representative or call us at the number listed in "Contract Overview-Questions: Contacting the Company."

We reserve the right to discontinue, modify or suspend the dollar cost averaging program and to charge a processing fee not to exceed $25 for each transfer made under this program.

**The Automatic Reallocation Program (Account Rebalancing).** Account rebalancing allows you to reallocate your account value to match the investment allocations you originally selected by reallocating account values from the subaccounts that have increased in value to those subaccounts that have declined in value or increased in value at a slower rate. Only account values invested in the subaccounts may be rebalanced. We automatically reallocate your account value on each quarterly anniversary of the date we established your account (or any other date as we allow). Account rebalancing neither ensures a profit nor guarantees against loss in a declining market.

There is currently no additional charge for this program and transfers made under this program do not count as transfers when determining the number of free transfers that may be made each account year. You are eligible to participate in this program if your account value is at least $10,000. To apply, you must complete an application you may obtain by writing to us at the address listed in "Contract Overview-Questions: Contacting the Company." You must choose the applicable subaccounts and the percentage of account value to be maintained on a quarterly basis in each subaccount. All values in a selected subaccount will be available for rebalancing.

You may instruct us at any time to terminate this program by written request to us at the address listed in "Contract Overview–Questions: Contacting the Company." Any value in a subaccount that has not been reallocated will remain in that subaccount regardless of the percentage allocation, unless you instruct us otherwise. If you wish to continue the reallocations after they have been terminated, you must complete an application and have at least $10,000 of account value.

We reserve the right to discontinue, modify or suspend the account rebalancing program and to charge a processing fee not to exceed $25 for each reallocation between the subaccounts or to or from the unloaned account value of Fixed Account A. The account value in Fixed Account C is not eligible for participation in this program.

**Transfers from the Fixed Accounts.** For information on transfers from the Fixed Accounts, see Appendix I, The Fixed Accounts.

# Purchase and Rights

**Use of an Annuity Contract in your Plan.** Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified retirement account (such as a 401, 403(b), 408, 408A, or 457 retirement plan), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the tax qualified account itself. Annuities do provide other features and benefits (such as the guaranteed death benefit or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

When considering whether to purchase or participate in the contract, you should consult with your financial representative about your financial goals, investment time horizon and risk tolerance.

**How to Purchase.**
The contract holder may purchase a contract from us by completing an application and making an initial purchase payment. Upon our approval we will issue a contract and set up an account for the contract holder under the contract.

**Purchase Payment Methods.**
For nonqualified contracts, the following purchase payment methods are allowed:
▷ One lump sum;
▷ Periodic payments; or
▷ Transfer under Tax Code section 1035.

For qualified contracts, the following purchase payment methods are allowed:
▷ One lump sum;
▷ Periodic payments; or
▷ Transfer or rollover as permitted by the Tax Code. Currently, the contracts do not allow rollovers from a 401(a), 401(k) or 403(b) plan, or an IRA, into contracts used with 457 plans.

The minimum amount we will accept as an initial purchase payment is $25,000 and subsequent purchase payments may not be less than $5,000. The minimum payment to Fixed Account C is $5,000. We reserve the right to reject any purchase payment to an existing amount if the purchase payment, together with the account value at the next valuation date, exceeds $1,000,000. For 2005 contracts, we may also choose, on a non-discriminatory basis, not to accept an additional purchase payment due to market conditions and/or financial risk to the Company. Any purchase payment not accepted by the Company will be refunded.

Any reduction of the minimum initial or subsequent purchase payment amount will not be unfairly discriminatory against any person. We will make any such reduction according to our own rules in effect at the time the purchase payment is received. We reserve the right to change these rules from time to time.

**Acceptance or Rejection of Your Application.** We must accept or reject your application within two business days of receipt. If the application is incomplete, we may hold any forms and accompanying purchase payment(s) for five business days.

**Valuation Date:** Any day that the New York Stock Exchange is open for trading.

We may hold purchase payments for longer periods, pending acceptance of the application, only with your permission. If the application is rejected, we will notify you of the reasons and the application and any purchase payments will be returned to you.

**Allocating Purchase Payments to the Investment Options.** We will allocate your purchase payments among the investment options you select. However, for contracts issued in states that require a refund of all purchase payments made, we will credit the initial purchase payment to the Fidelity VIP Money Market Portfolio subaccount during the right to cancel period, plus five calendar days. See "Right to Cancel." Allocations must be in whole percentages and there are limits on the number of investment options you may select. When selecting investment options you may find it helpful to review the "Investment Options" section.

**Factors to Consider in the Purchase Decision.** The decision to purchase or participate in a contract should be discussed with your financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face, and the fees and expenses you will incur when, together with your financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:

1. Long-Term Investment - The contracts are long-term investments, and are typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan, or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grow with the amount of time funds are left in a contract. You should not participate in a contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½.
2. Investment Risk - The value of investment options available under the contracts may fluctuate with the markets and interest rates. You should not participate in this contract in order to invest in these options if you cannot risk getting back less money than you put in.
3. Features and Fees - The fees for these contracts reflect costs associated with the features and benefits they provide. As you consider a contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features.
4. Exchanges - Replacing an existing insurance contract with this contract may not be beneficial to you. If a contract will be a replacement for another annuity contract you should compare the two options carefully, compare the costs associated with each, and identify additional benefits available under these contracts. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any other increased charges that might apply under these contracts. Also, be sure to talk to your financial professional or tax adviser to make sure that the exchange will be handled so that it is tax-free.

**Other Products.** We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges, and may offer different share classes of the funds offered in this contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are alternative options available, and, if you are interested in learning more about these other products, contact your registered representative.

## Right to Cancel

**When and How to Cancel.** You may cancel your contract within ten days of receipt (some states require more than ten days) by returning it to our Administrative Service Center or to your sales representative along with a written notice of cancellation.

**Refunds.** We will issue you a refund within seven calendar days of our receipt of your contract and written notice of cancellation. Unless your state requires otherwise, your refund will equal the purchase payments made plus any earnings or minus any losses attributable to those purchase payments allocated among the subaccounts. In other words, where a refund of contributions is not required, you will bear the entire investment risk for amounts allocated among the subaccounts during this period and the amount refunded could be less than the amount paid. If your state requires, we will refund all purchase payments made.

For contracts issued in states that require a refund of all purchase payments made, we will credit the initial purchase payment to the Fidelity VIP Money Market Portfolio subaccount during the right to cancel period, plus five calendar days. If you cancel your contract within ten days of receipt, we will refund all purchase payments made or the account value, whichever is greater. If you choose to keep the contract, the purchase payments will be then allocated among the investment options you selected.

# Fees

The following repeats and adds to information provided in the "Fee Table" section. Please review both sections for information on fees.

*MAXIMUM TRANSACTION FEES*

### Partial Withdrawal Processing Fee

There is no early withdrawal charge for withdrawals from the contracts. However, for contracts other than Tax Code Section 403(b) contracts, we reserve the right to charge a partial withdrawal processing fee not to exceed the lesser of 2.0% of the amount withdrawn or $25. Under some contracts, we reserve the right to charge a partial withdrawal processing fee not exceeding $25.

### Annual Maintenance Fee

**Maximum Amount.** $30.00

**When/How.** Each year during the accumulation phase we deduct this fee from your account value. We deduct it on your account anniversary and at the time of full withdrawal.

**Purpose.** This fee reimburses us for our administrative expenses related to the establishment and maintenance of your account.

**Waiver.** We reserve the right to waive the annual maintenance fee under certain circumstances, such as if your account value exceeds $50,000 on the date this fee is to be deducted. However, we reserve the right to reinstate the fee on contracts qualifying for the waiver.

### Transfer Charge

**Amount.** We do not currently charge a transfer fee. However, we reserve the right to charge $25 per transfer for any transfer, including transfers made under the dollar cost averaging program and the automatic reallocation program.

**Purpose.** This charge reimburses us for administrative expenses associated with transferring your dollars among investment options.

### Redemption Fees

Certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

*FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT*

### Mortality and Expense Risk Charges

**Maximum Amount.** The amount of these charges, on an annual basis, is equal to 1.25% of the daily value of amounts invested in the subaccounts.

**When/How.** We deduct these charges daily from the subaccounts corresponding to the funds you select. We do not deduct these charges from the fixed interest options.

**Purpose.** These charges compensate us for the mortality and expense risks we assume under the contract.

---

**Types of Fees**
There are four types of fees or deductions that may affect your account.

*MAXIMUM TRANSACTION FEES*
▷ Partial Withdrawal Processing Fee
▷ Annual Maintenance Fee
▷ Transfer Charge
▷ Redemption Fees

*FEES DEDUCTED FROM INVESTMENTS IN THE SEPARATE ACCOUNT*
▷ Mortality and Expense Risk Charges
▷ Administrative Expense Charge
▷ Monthly Product Charge
▷ Optional One-Year Step Up Death Benefit Rider Charge

FUND FEES AND EXPENSES

PREMIUM AND OTHER TAXES

**Account Year/Account Anniversary:** A period of 12 months measured from the date we established your account and each anniversary of this date. Account anniversaries are measured from this date.

---

▷ The mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contract.
▷ The expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for these charges is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to make a profit from these charges.

### Administrative Expense Charge

**Maximum Amount.** The amount of this charge, on an annual basis, is equal to 0.15% of the daily value of amounts invested in the subaccounts.

**When/How.** We deduct this charge daily from the subaccounts corresponding to the funds you select. We do not deduct this charge from the fixed interest options.

**Purpose.** This charge helps defray our administrative expenses that cannot be covered by the mortality and expense risk charges described above. There is not necessarily a relationship between the amount of the charge imposed on any given contract and the amount of expenses that may be attributable to the contract.

### Monthly Product Charge

**Maximum Amount.** The amount of this charge, on an annual basis is equal to 0.15% of the average daily value of amounts invested in the subaccounts.

**When/How.** We deduct this charge monthly from the subaccounts or, if there is no account value invested in the subaccounts as of the deduction date, from the fixed accounts. We will not deduct this charge if there was no amount invested in the subaccounts for the entire month before the deduction date.

**Purpose.** This charge compensates us for the expenses relating to the sale of the contracts, including distribution costs. We anticipate that the absence of an early withdrawal charge will lead to greater liquidity and therefore greater expenses which will be offset by this charge. If the amount we deduct for this charge is not enough to cover the distribution costs, we will bear the loss. This charge is not intended to exceed these costs. We do not expect to make a profit from this charge.

### Optional One-Year Step-Up Death Benefit Rider Charge

If you have purchased the optional one-year step-up death benefit rider, we will charge a fee equal to an annual rate of 0.15% of the average daily value of amounts invested in the subaccounts. See "Death Benefit - Optional One-Year Step-Up Death Benefit Rider." This fee will be charged monthly.

## REDUCTION OR ELIMINATION OF CERTAIN FEES

When sales of the contract are made to individuals or a group of individuals in a manner that results in savings of sales or administrative expenses, we may reduce or eliminate the annual maintenance fee, the mortality and expense risk charge or the administrative expense charge. Our decision to reduce or eliminate any of these fees will be based on one or more of the following:

▷ The size and type of group to whom the contract is offered;
▷ The type and frequency of administrative and sales services provided;
▷ The use by an employer of automated techniques in submitting purchase payments or information related to purchase payments on behalf of its employees; or
▷ Any other circumstances which reduce distribution or administrative expenses.

The reduction or elimination of any of these fees will not be unfairly discriminatory against any person and will be done according to our rules in effect at the time the contract is issued. We reserve the right to change these rules from time to time. The right to reduce or eliminate any of these fees may be subject to state approval.

*FUND FEES AND EXPENSES*

As shown in the fund prospectuses and described in the "Fees Deducted by the Funds" section of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses that may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract holder services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The Company or its U.S. affiliates receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by Directed Services LLC or other Company affiliates, which funds may or may not also be subadvised by a Company affiliate. Assets allocated to funds managed by a Company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue. The Company expects to make a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

**Types of Revenue Received from Affiliated Funds**

Affiliated funds are (a) funds managed by Directed Services LLC or other Company affiliates, which may or may not also be subadvised by another Company affiliate; and (b) funds managed by a Company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the Company from affiliated funds may include:

- A share of the management fee deducted from fund assets;
- Service fees that are deducted from fund assets;
- For certain share classes, the Company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted from fund assets; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques which are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company.

**Types of Revenue Received from Unaffiliated Funds**

Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the Company or its affiliates from unaffiliated funds include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests, and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund prospectus. These additional payments may be used by us to finance distribution of the contract.

These revenues are received as cash payments, and if the unaffiliated fund families currently offered through the contract were individually ranked according to the total amount they paid to the Company or its affiliates in 2006, in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:

1.  Fidelity Investments
2.  Neuberger Berman, LLC
3.  Columbia Wanger Asset Management
4.  PIMCO Funds
5.  Franklin Templeton Investments
6.  Pioneer Investments
7.  American Funds
8.  Lord Abbett Funds

Some of the fund families listed above may not have paid any amounts in 2006 to the Company or its affiliates in connection with the Company's registered variable annuity contracts. If the revenues received from affiliated funds were included in the table above, payments from Directed Services LLC and other Company affiliates would be first on the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings.  In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings.  In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits.  These benefits and opportunities include, but are not limited to co-branded marketing materials; targeted marketing sales opportunities; training opportunities at meetings; training modules for sales personnel; and opportunity to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See "Contract Distribution."**

*PREMIUM AND OTHER TAXES*

**Maximum Amount.** Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0.0% to 4.0%, depending upon the jurisdiction.

**When/How.** We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes from purchase payments as they are received, or from the account value immediately before you commence income phase payments, as permitted or required by applicable law.

In addition, we reserve the right to assess a charge for any federal taxes due against the separate account. See "Taxation."

# Your Account Value

During the accumulation phase your account value at any given time equals:

▷   The current dollar value of amounts invested in the subaccounts; plus
▷   The current dollar values of amounts invested in the fixed interest options, including interest earnings to date.

**Subaccount Accumulation Units.** When you select a fund as an investment option, your account dollars invest in "accumulation units" of the Separate Account N subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value," as described below, for each unit.

**Accumulation Unit Value (AUV).** The value of each accumulation unit in a subaccount is called the accumulation unit value or AUV. The AUV varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charges and the administrative expense charge (if any). We discuss these deductions in more detail in "Fee Table" and "Fees."

**Valuation.** We determine the AUV every normal business day that the New York Stock Exchange (NYSE) is open, after the close of the NYSE (normally at 4:00 p.m. Eastern Time). At that time we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

**Net Investment Factor.** The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

**Net Investment Rate.** The net investment rate is computed according to a formula that is equivalent to the following:

- ▹ The net assets of the fund held by the subaccount as of the current valuation; minus
- ▹ The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- ▹ Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- ▹ The total value of the subaccount's units at the preceding valuation; minus
- ▹ A daily deduction for the mortality and expense risk charges, the administrative expense charge, and any other fees deducted daily from investments in the separate account. See "Fees."

The net investment rate may be either positive or negative.

**Hypothetical Illustration.** As a hypothetical illustration assume that your initial purchase payment to a qualified contract is $25,000 and you direct us to invest $13,000 in Fund A and $12,000 in Fund B. Also assume that on the day we receive the purchase payment the applicable AUVs after the next close of business of the New York Stock Exchange are $10 for Subaccount A and $20 for Subaccount B. Your account is credited with 1,300 accumulation units of Subaccount A and 600 accumulation units of Subaccount B.


$25,000 Purchase Payment
Step 1 ||
ReliaStar Life Insurance Company
Step 2 ||
Separate Account One
Subaccount A 1,300 accumulation units
Subaccount B 600 accumulation units
Etc.
|| Step 3 ||
Mutual Fund A
Mutual Fund B

**Step 1:** You make an initial purchase payment of $25,000.

**Step 2:**

A. You direct us to invest $13,000 in Fund A. The purchase payment purchases 1,300 accumulation units of Subaccount A ($13,000 divided by the current $10 AUV).

B. You direct us to invest $12,000 in Fund B. The purchase payment purchases 600 accumulation units of Subaccount B ($12,000 divided by the current $20 AUV).

**Step 3:** The separate account purchases shares of the applicable funds at the then current market value (net asset value or NAV).

Each fund's subsequent investment performance, expenses and charges, and the daily charges deducted from the subaccount, will cause the AUV to move up or down on a daily basis.

**Purchase Payments to Your Account.** If all or a portion of your initial purchase payment is directed to the subaccounts, it will purchase subaccount accumulation units at the AUV next computed after our acceptance of your application as described in "Purchase and Rights." Subsequent purchase payments or transfers directed to the subaccounts will purchase subaccount accumulation units at the AUV next computed following our receipt of the purchase payment or transfer request in good order. The AUV will vary day to day.

## Withdrawals

**Taxes, Fees and Deductions**
Amounts withdrawn may be subject to one or more of the following:

- ▹ Annual Maintenance Fee (see "Fees-Annual Maintenance Fee")
- ▹ Partial Withdrawal Processing Fee
- ▹ Redemption Fees (see "Fees-Redemption Fees")
- ▹ Tax Penalty (see "Taxation")
- ▹ Tax Withholding (see "Taxation")

To determine which may apply to you, refer to the appropriate sections of this prospectus, contact your sales representative or call us at the number listed in "Contract Overview-Questions: Contacting the Company."

**Withdrawal Value:** Your account value less any outstanding loan balance.

Subject to any applicable retirement plan or Tax Code restrictions (see "Withdrawal Restrictions" below), you may withdraw all or a portion of your withdrawal value at any time during the accumulation phase. No withdrawals are permitted from Fixed Account C.

**Steps for Making A Withdrawal**

▹ Select the withdrawal amount.

(1) Full Withdrawals: You will receive your withdrawal value, reduced by any applicable tax, redemption fees, and maintenance fees.

(2) Partial Withdrawals: You may request withdrawal of either:

- ▹ A gross amount, in which case the applicable redemption fees and taxes will be deducted from the gross amount requested; or
- ▹ A specific amount after deduction of the applicable redemption fees and taxes.

Requests for partial withdrawals are subject to the following conditions:

- ▹ The minimum amount of any partial withdrawal must be $1,000;
- ▹ The account value may not fall below the greater of $25,000 or any outstanding loan balance divided by 85%;
- ▹ We may charge a processing fee of $25 or, under certain contracts, 2.0% of the amount partially surrendered, if less;
- ▹ Unless otherwise agreed to by us, we will withdraw dollars in the same proportion as the values you hold in the investment options in which you have an account value; and
- ▹ You must properly complete a disbursement form and deliver it to our Administrative Service Center.

**Withdrawal Restrictions.** Some plans may have other limits on withdrawals, other than or in addition to those listed below.

- ▹ Section 403(b)(11) of the Tax Code generally prohibits withdrawals under 403(b) contracts prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship of the following:
  (1) Salary reduction contributions made after December 31, 1988; and
  (2) Earnings on those contributions and earnings on amounts held before 1989 and credited after December 31, 1988. Income attributable to salary reduction contributions and credited on or after January 1, 1989, may not be distributed in the case of hardship.
- ▹ Participants in the Texas Optional Retirement Program. You may not receive any distribution before retirement, except upon becoming disabled as defined in the Tax Code or terminating employment with Texas public institutions of higher learning. Conditions under which you may exercise the right to withdraw and the right to advance the date on which an income phase payment option is to begin are limited. These restrictions are imposed by reason of the Texas Attorney General's interpretation of Texas law.
- ▹ 401(k) plans generally prohibit withdrawal of salary reduction contributions and associated earnings prior to your death, disability, attainment of age 59½, severance from employment, or financial hardship. Income attributable to salary reduction contributions and credited on or after January 1, 1989 may not be distributed in the case of hardship.

**Calculation of Your Withdrawal.** We determine your account value every normal business day that the New York Stock Exchange (NYSE) is open, after the close of the NYSE (normally at 4:00 p.m. Eastern Time). We pay withdrawal amounts based on your account value as of the next valuation date after we receive a request for withdrawal in good order at our Administrative Service Center.

**Delivery of Payment.** Payments for withdrawal requests will be made in accordance with SEC requirements. Normally, your withdrawal amount will be sent no later than seven calendar days following our receipt of your properly-completed disbursement form in good order. No interest will accrue on amounts represented by uncashed withdrawal checks.

## Loans

**Loans Available from Certain Qualified Contracts.**
If allowed by the contracts and the plan for which the contract is issued, a loan may be available from the account value prior to your election of an income phase payment option or the annuitant's attainment of age 70½. Loans are only allowed from amounts allocated to subaccounts and certain fixed accounts. Additional restrictions may apply under the Tax Code or due to our administrative practices. We reserve the right not to grant a loan request if you have an outstanding loan in default. Loans are not available from nonqualified, IRA, or 457 contracts.

A loan may be requested by properly completing the loan request form and submitting it to our Administrative Service Center. Read the terms of the loan agreement before submitting any request.

**Charges.** Under 1999 Contracts only, we reserve the right to charge a processing fee not to exceed $25. Interest will be charged on loaned amounts. The difference between the rate applied and the rate credited on loans under your contract is currently 2.5% per annum (i.e., a 2.5% loan interest rate spread). We reserve the right to apply a loan interest rate spread of up to 3.0% per annum.

## Systematic Withdrawals

A systematic withdrawal is a series of automatic partial withdrawals from your account based on a payment method you select. You may elect to withdraw a specified dollar amount or a percentage of the account value on a monthly, quarterly, semiannual or annual basis. Under 1999 Contracts, the amounts of each systematic withdrawal must be at least $300. Under 2005 Contracts, the amount of each systematic withdrawal must be at least $100.

**Systematic Withdrawal Availability.** For contracts other than Tax Code Section 403(b) contracts, we reserve the right to modify or discontinue offering systematic withdrawals. However, any such modification or discontinuation will not affect any systematic withdrawals already in effect. We may add additional systematic withdrawal options from time to time.

**Requesting a Systematic Withdrawal.** To request systematic withdrawals and to assess terms and conditions that may apply, contact your sales representatives at the number listed in "Contract Overview-Questions: Contacting the Company."

**Terminating Systematic Withdrawals.** You may discontinue systematic withdrawals at any time by submitting a written request to our Administrative Service Center.

**Charges.** Under certain contracts, we reserve the right to charge a processing fee not to exceed the lesser of 2% of each systematic withdrawal payment or $25. We currently do not impose this charge.

**Taxation.** Systematic withdrawals and revocations of elections may have tax consequences. Amount withdrawn may be included in your gross income in the year in which the withdrawal occurs, and withdrawals prior to your reaching age 59½ may also be subject to a 10% federal tax penalty. See "Taxation."

**Features of a Systematic Withdrawal**
A systematic withdrawal allows you to receive regular payments from your contract without moving into the income phase. By remaining in the accumulation phase, you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

# Death Benefit

This section provides information about the death benefit during the accumulation phase. For death benefit information applicable to the income phase, see "The Income Phase."

**Terms to Understand**

**Account Year/Account Anniversary:** A period of 12 months measured from the date we established your account and each anniversary of this date. Account anniversaries are measured from this date.

**Annuitant(s):** The person(s) on whose life(lives) or life expectancy(ies) the income phase payments are based.

**Beneficiary(ies):** The person(s) or entity(ies) entitled to receive death benefit proceeds under the contract.

**Claim Date:** The date proof of death and the beneficiary's right to receive the death benefit are received in good order at our administrative service center. Please contact our Administrative Service Center to learn what information is required for a request for payment of the death benefit to be in good order.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

## During the Accumulation Phase

**When is a Death Benefit Payable?** During the accumulation phase a death benefit is payable when the contract holder or in certain circumstances, annuitant dies.

**Who Receives Death Benefit Proceeds?** If you would like certain individuals or entities to receive the death benefit when it becomes payable, you may name them as your beneficiaries and/or contingent beneficiaries. Unless you have instructed us otherwise, if more than one beneficiary has been named, the payment will be paid in equal shares. If you die and no beneficiary or contingent beneficiary exists, or if the beneficiary or contingent beneficiary is not living on the date payment is due, the death benefit will be paid in a lump sum to your estate.

**Designating Your Beneficiary.** You may designate a beneficiary on your application and may change the designated beneficiary at any time before income phase payments begin by sending us a written request. Upon our receipt of your written request in good order (see "Contract Overview-Questions: Contacting the Company"), we will process the change effective the date it was signed. Any change in beneficiary will not affect any payments made or affect any actions taken by us before the request was received. We are not responsible for the validity of any beneficiary change.

### Death Benefit Amount

If you (for contracts owned by a natural person), or the annuitant (for contracts owned by a non-natural person in connection with a 457 plan) die prior to the income phase, the person you have chosen to be your beneficiary will receive a death benefit. The death benefit will be the greatest of three amounts: (1) the account value less any outstanding loan balance; (2) the sum of all purchase payments, adjusted for any amounts deducted from your account (including withdrawals, payments made under an income phase payment plan, loans and fees and expenses); or (3) the account value on the sixth account anniversary immediately preceding your death (i.e., the account value on the latest of the $6^{th}$, $12^{th}$, $18^{th}$, etc. account anniversary), adjusted for purchase payments made and for amounts deducted (including withdrawals, payments made under an income phase payment plan, loans and fees and expenses) since that anniversary. If you or the annuitant, as described above, die after age 80, your beneficiary will receive the greater of (1) or (2) above.

If your contract is a nonqualified contract owned by a non-natural person and the annuitant dies, the beneficiary will receive the account value only. In that situation, neither the death benefit in (2) or (3) above will be available, nor can the optional one-year step-up death benefit be purchased.

### Optional One-Year Step-Up Death Benefit Rider

For an additional premium, you can purchase a rider that enables you to change the sixth account anniversary immediately preceding your death, in option (3) above, to the anniversary immediately preceding your death. The charge for this rider is equal to an annual rate of 0.15% of the average daily value of amounts invested in the subaccounts, charged on a monthly basis.

For contracts owned by a natural person, if the annuitant dies and is not the same as the contract holder, the contract holder will automatically be named as the new annuitant and no death benefit will be payable.

### Payment of the Death Benefit Before Income Phase Payments Begin
The beneficiary may choose one of the following three methods of payment:
(1) Receive a lump-sum payment equal to all or a portion of the account value; or
(2) Apply some or all of the account value to any of the income phase payment options (in no event may payments to a beneficiary extend beyond the beneficiary's life expectancy or any period certain greater than the beneficiary's life expectancy); or
(3) Any other distribution method acceptable to us.

The timing and manner of payment are subject to the Tax Code's distribution rules (see "Taxation of Qualified Contracts-Required Minimum Distributions Upon Death"). In general, the death benefit must be applied to either an income phase payment option within one year of the contract holder's or annuitant's death or the entire account value must be distributed within five years of the contract holder's or annuitant's date of death. For nonqualified contracts, an exception to this provision applies if the designated beneficiary is the surviving spouse, in which case the beneficiary may continue the contract as the successor contract holder and generally may exercise all rights under the contract.

Requests for payment of the death benefit in a lump-sum will be paid within seven calendar days following the next valuation after we receive proof of death and a request for payment. Requests for continuing income phase payments or another form of distribution method must be in writing and received by us within the time period allowed by the Tax Code or the death benefit will be paid in a lump-sum and the contract will be canceled.

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited on this account may be less than under other settlement options available under the contract.

**Taxation.** In general, payments received by your beneficiary after your death are taxed to the beneficiary in the same manner as if you had received those payments. Additionally, your beneficiary may be subject to tax penalties if he or she does not begin receiving death benefit payments within the timeframe required by the Tax Code. See "Taxation."

# The Income Phase

During the income phase you stop contributing dollars to your account and start receiving payments from your accumulated account value.

**Initiating Payments.** To start receiving income phase payments, you must notify us in writing of all of the following:
▷ Payment start date;
▷ Income phase payment option (see the income phase payment options table in this section); and
▷ Choice of fixed, variable or a combination of both fixed and variable payments.

Your account will continue in the accumulation phase until you properly initiate income phase payments. For 2005 Contracts, if you have not selected a required minimum distribution method, we will provide an income phase payment option to you at age 85, unless you notify us otherwise in writing. For 1999 Contracts, if you have not selected an income phase payment option before the payment start date, we will apply the fixed account values to provide fixed annuity payments and the subaccount values to provide variable annuity payments, both in the form of a Life Income with Payments Guaranteed for 10 years (120 months) to be automatically effective. You may change the income phase payment option by notifying us in writing before the payment start date. Once an income phase payment option is selected, it may not be changed.

We may have used the following term in prior prospectuses:

**Annuity Provisions**-Income Phase
**Annuity Payout Selection**-Income Phase Payment Option
**Annuity Payout**-Income Phase Payment

**What Affects Payment Amounts?** Some of the factors that may affect the amount of your income phase payments include your age, gender, account value, the income phase payment option selected and whether you select fixed, variable or a combination of both fixed and variable payments.

**Fixed Payments.** Amounts funding fixed income phase payments will be held in the Company's general account. The amount of fixed payments does not vary with investment performance over time.

**Variable Payments.** Amounts funding your variable income phase payments will be held in the subaccount(s) you select. Payment amounts will vary depending upon the performance of the subaccounts you select. For more information about how variable income phase payments are determined, call us for a copy of the Statement of Additional Information. See "Contract Overview-Questions: Contacting the Company."

**Transfers.** For 1999 Contracts, after income phase payments begin you may transfer between subaccounts five times per year. For 2005 Contracts, after income phase payments begin, you may transfer between subaccounts twelve times per year.

**Assumed Net Investment Rate.** For 1999 Contracts, if you elect variable payments, the assumed net investment rate is 3.0%. If the investment performance of the subaccounts you selected exceeds 3.0%, your income phase payments will increase. Conversely, if the investment performance of the subaccounts you selected is less than 3.0%, your income phase payments will decrease.

For 2005 Contracts, if you select variable income phase payments, an assumed net investment rate of either 5.0% or 3.5% must also be selected. If you select a 5.0% rate, your first payment will be higher, but subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 5.0% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5.0%, after deduction of fees.

If you select a 3.5% rate, your first payment will be lower than under a 5.0% rate, and subsequent payments will increase only if the investment performance of the subaccounts you selected is greater than 3.5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 3.5%, after deduction of fees. For more information about selecting an assumed net investment rate, request a copy of the Statement of Additional Information by calling us. See "Contract Overview-Questions: Contacting the Company."

**Selecting an Increasing Payment.** For 2005 Contracts, under certain income phase payment options, if you select fixed payments, you may elect an increase of one, two, or three percent, compounded annually. The higher your percentage, the lower your initial payment will be, while future payments will increase each year at a greater rate. Generally, this feature is not available with cash refund payment options and nonlifetime options.

**Minimum Payment Amounts.** The income phase payment option you select must result in monthly payments of at least $100. We reserve the right to change the frequency of income phase payments to intervals that will result in payments of at least $100.

If the account value less any outstanding loan balance at the payment start date is less than $5,000, you will receive one lump-sum payment and the contract will be cancelled.

**Restrictions on Start Dates and the Duration of Payments.** Unless otherwise agreed to by us, the start date must be the first business day of any calendar month. The earliest start date is the first business day of the first month after issue. If the start date you selected does not occur on a valuation date at least 60 days after issue, we reserve the right to adjust the start date to the first valuation date after the start date you selected that is at least 60 days after issue. If you do not select a start date, the start date will be the annuitant's 85th birthday. The latest start date is the annuitant's 99th birthday. If income phase payments start when the annuitant is at an advanced age, such as over 95, it is possible that the contract will not be considered an annuity for federal tax purposes. You may change the start date by notifying us in writing at least 30 days before the start date currently in effect and the new start date. The new start date must satisfy the requirements for a start date.

For qualified contracts only, income phase payments may not extend beyond:
(a)  The life of the annuitant;
(b)  The joint lives of the annuitant and beneficiary;
(c)  A guaranteed period greater than the annuitant's life expectancy; or
(d)  A guaranteed period greater than the joint life expectancies of the annuitant and beneficiary.

See "Taxation" for further discussion of rules relating to income phase payments.

**Charges Deducted.** When you select an income phase payment option (one of the options listed in the tables immediately below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under income phase payment options and is applicable to all income phase payment options, including variable options under which we do not assume a mortality risk. In this situation, this charge will be used to cover expenses. Although we expect to make a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options. We may also deduct a daily administrative charge of 0.15% annually from amounts held in the subaccounts. We are currently deducting this charge.

**Death Benefit During the Income Phase.** The death benefits that may be available to a beneficiary are outlined in the income phase payment options table below. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days following the next valuation date after we receive proof of death acceptable to us and the request for the payment in good order at our Administrative Service Center. If continuing income phase payments are elected, the beneficiary may not elect to receive a lump sum at a future date unless the income phase payment option specifically allows a withdrawal right. We will calculate the value of any death benefit at the next valuation after we receive proof of death and a request for payment. Such value will be reduced by any payments made after the date of death.

Unless the beneficiary elects otherwise, lump-sum payments will generally be made into an interest bearing account that is backed by our general account. This account can be accessed by the beneficiary through a checkbook feature. The beneficiary may access death benefit proceeds at any time through the checkbook without penalty. Interest credited on this account may be less than under other settlement options available under the contract.

**Partial Entry into the Income Phase.** You may elect an income phase payment option for a portion of your account dollars, while leaving the remaining portion invested in the accumulation phase. Amounts applied to income phase payments are treated as a withdrawal from the contract, and we reserve the right to deduct any premium taxes not already paid under the contract. Whether the Tax Code considers such payments taxable as income phase payments or as withdrawals is currently unclear; therefore, you should consult with a qualified tax adviser before electing this option. The same or a different income phase payment option may be selected for the portion left invested in the accumulation phase.

**Taxation.** To avoid certain tax penalties, you or your beneficiary must meet the distribution rules imposed by the Tax Code. Additionally, when selecting an income phase payment option, the Tax Code requires that your expected payments will not exceed certain durations. See the "Taxation" section of this prospectus for additional information.

## Income Phase Payment Options

The following table lists the income phase payment options and accompanying death benefits available during the income phase. We may offer other income phase payment options under the contract from time to time.

Once income phase payments begin the income phase payment option selected may not be changed.

**Terms to understand:**

**Annuitant(s):** The person(s) on whose life expectancy(ies) the income phase payments are based.

**Beneficiary(ies):** The person(s) or entity(ies) entitled to receive a death benefit under the contract.

| a. Lifetime Income Phase Payment Options | |
|---|---|
| Life Income | **Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit-None:** All payments end upon the annuitant's death. |
| Life Income-Guaranteed Payments* | **Length of Payments:** For as long as the annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract (for 2005 Contracts), or for only 10 years (for 1999 Contracts). **Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining payments. |

*Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

| a. Lifetime Income Phase Payment Options (continued) | |
|---|---|
| Life Income-Two Lives | **Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date.<br>**Continuing Payments:**<br>(a) when you select this option you choose for 100%, 66⅔% or 50% of the payment to continue to the surviving annuitant after the first death; or<br>(b) 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death.<br>**Death Benefit-None:** All payments end upon the death of both annuitants. |
| Life Income-Two Lives-Guaranteed Payments* (2005 Contracts Only) | **Length of Payments:** For as long as either annuitant lives, with payments guaranteed for your choice of 5 to 30 years, or as otherwise specified in the contract.<br>**Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death.<br>**Death Benefit-Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will pay the beneficiary a lump sum (unless otherwise requested) equal to the present value of the remaining guaranteed payments. |
| Life Income-Cash Refund Option (fixed payment only) (2005 Contracts Only) | **Length of Payments:** For as long as the annuitant lives.<br>**Death Benefit-Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the payment option (less any premium tax) and less the total amount of fixed income phase payments paid. |
| Life Income-Two Lives-Cash Refund Option (fixed payment only) (2005 Contracts Only) | **Length of Payments:** For as long as either annuitant lives.<br>**Continuing Payment:** 100% of the payment to continue after the first death.<br>**Death Benefit-Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid. |
| b. Nonlifetime Income Phase Payment Options | |
| Nonlifetime-Guaranteed Payments* (2005 Contracts Only) | **Length of Payments:** Payments will continue for 5-30 years based upon the number of years you choose when selecting this option. In certain cases a lump-sum payment may be requested at any time (see below).<br>**Death Benefit-Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, any remaining guaranteed payments will continue to the beneficiary unless the beneficiary elects to receive the present value of the remaining guaranteed payments in a lump sum. |

**Lump-Sum Payment:** If the Nonlifetime-Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. See "Fees-Early Withdrawal Charge." Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in "Contract Overview-Questions: Contacting the Company."

**Calculation of Lump-Sum Payments:** If a lump-sum payment is available to a beneficiary or to you in the options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (i.e., the actual fixed rate used for the fixed payments, or the assumed net investment rate that had applied to the variable payments).

*Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

# Contract Distribution

## *General*

Effective January 1, 2004, our affiliate, ING Financial Advisers, LLC, began serving as the principal underwriter for the contract. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers is also a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156.

Prior to January 1, 2004, the contracts were distributed by Washington Square Securities, Inc. ("WSSI"), a Minnesota corporation and an affiliate of the Company.

The contracts are offered to the public by individuals who are registered representatives of ING Financial Advisers, LLC or of other broker-dealers that have entered into selling arrangements with ING Financial Advisers, LLC. We refer to ING Financial Advisers, LLC and the other broker-dealers selling the contract as "distributors." All registered representatives selling the contract must be licensed as insurance agents for the Company.

The following is a list of broker-dealers that are affiliated with the Company:

| | |
|---|---|
| Bancnorth Investment Group, Inc. | ING Financial Partners, Inc. |
| Directed Services LLC | ING Funds Distributor, LLC |
| Financial Network Investment Corporation | ING Investment Management Services LLC |
| Guaranty Brokerage Services, Inc. | ING Private Wealth Management LLC |
| ING America Equities, Inc. | Multi-Financial Securities Corporation |
| ING Direct Funds Limited | PrimeVest Financial Services, Inc. |
| ING DIRECT Securities, Inc. | Systematized Benefits Administrators, Inc. |
| ING Financial Markets LLC | |

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders or the separate account. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

**Commission Payments.** Persons who offer and sell the contracts may be paid a commission. The maximum commission based on the assets in the contract ranges up to 1.0% on an annualized basis.

Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. To the extent permitted by SEC and NASD rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. Commissions and annual payments, when combined, could exceed 1% of total premium payments.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some sales personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some sales personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and NASD rules. Management personnel of the Company, and of its affiliated broker-dealers, may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the contracts.

In addition to direct cash compensation for sales of contracts described above, ING Financial Advisers LLC may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:

- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;

- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on fixed insurance product sales;

- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;

- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;

- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and

- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 selling firms that, during 2006, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received.

| | | | |
|---|---|---|---|
| 1) | ING Financial Partners, Inc. | 14) | Brecek & Young Advisors, Inc. |
| 2) | Lincoln Investment Planning, Inc. | 15) | FSC Agency, Inc. |
| 3) | PlanMember Securities Corporation | 16) | Mutual Service Corporation |
| 4) | Great American Advisors, Inc. | 17) | AIG Financial Advisors Inc. |
| 5) | T.S. Phillips Investments, Inc. | 18) | Raymond James Financial Services, Inc. |
| 6) | Linsco/Private Ledger Corp. | 19) | Sammons Securities Company, LLC |
| 7) | GLP Investment Services, LLC | 20) | National Planning Corporation |
| 8) | Legend Equities Corporation | 21) | OneAmerica Securities, Inc. |
| 9) | Royal Alliance Associates, Inc. | 22) | USAllianz Securities Inc. |
| 10) | Stuart Financial Corp. | 23) | Securities America, Inc. |
| 11) | Veritrust® Financial, L.L.C. | 24) | Woodbury Financial Services, Inc. |
| 12) | GWN Securities, Inc. | 25) | cfd Investments, Inc. |
| 13) | Centaurus Financial, Inc. | | |

If the amounts paid to ING Financial Advisers, LLC were included, ING Financial Advisers, LLC would be fourth on the list.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts over those of another Company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

**Third Party Compensation Arrangements.**

▷     The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations.

▷     The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request.

▷     At the direction of the contract holder, we may make payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program related administration.

# Taxation

**In this Section**

**I. Introduction**

**II. Taxation of Nonqualified Contracts**

**III. Taxation of Qualified Contracts**

**IV. Tax Consequences of Enhanced Death Benefits**

**V. Possible Changes in Taxation**

**VI. Taxation of the Company**

When consulting a tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

**I.** ***Introduction***

This section discusses our understanding of current federal income tax laws affecting the contracts. You should keep the following in mind when reading it:

- Your tax position (or the tax position of the designated beneficiary, as applicable) determines federal taxation of amounts held or paid out under the contracts;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past;
- This section addresses federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and
- We do not make any guarantee about the tax treatment of the contract or any transaction involving the contracts.

We do not intend this information to be tax advice. For advice about the effect of federal income taxes or any other taxes on amounts held or paid out under the contracts, consult a tax adviser. No attempt is made to provide more than general information about the use of the contracts with tax-qualified retirement arrangements.

For more comprehensive information contact the Internal Revenue Service (IRS).

**Types of Contracts: Nonqualified or Qualified**
The contracts may be purchased on a non-tax-qualified basis (nonqualified contracts) or on a tax-qualified basis (qualified contracts). Nonqualified contracts are purchased with after-tax contributions and are not related to retirement plans or programs that receive special income tax treatment under the Tax Code.

Qualified contracts are designed for use by individuals and/or employers whose premium payments are comprised solely of proceeds from and/or contributions under retirement plans or programs intended to qualify for special income tax treatment under Tax Code sections 403(b), 408, 408A, or 457(b). We may also, at our discretion, issue nonqualified contracts for use with retirement arrangements under Tax Code section 401.

## II. *Taxation of Nonqualified Contracts*

**Taxation of Gains Prior to Distribution**
Tax Code section 72 governs taxation of annuities in general. We believe that if you are a natural person you will generally not be taxed on increases in the value of a nonqualified contract until a distribution occurs or until income phase payments begin. This assumes that the contracts will qualify as annuity contracts for federal income tax purposes. In order to be eligible to receive deferral of taxation, the requirements listed below must be satisfied.

**Investor Control.** Although earnings under the contracts are generally not taxed until withdrawn, the IRS has stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of investment control over the assets. In these circumstances income and gains from the separate account assets would be currently includible in the variable contract owner's gross income.

Future guidance regarding the extent to which contract owners can direct their investments among subaccounts without being treated as owners of the underlying assets of the separate account may adversely affect the tax treatment of existing contracts. The Company therefore reserves the right to modify the contracts as necessary to attempt to prevent the contract owner from being considered the federal tax owner of a pro rata share of the assets of the separate account.

**Required Distributions.** In order to be treated as an annuity contract for federal income tax purposes, the Tax Code requires any nonqualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of your death. The nonqualified contracts contain provisions that are intended to comply with these Tax Code requirements although no regulations interpreting these requirements have yet been issued. We intend to review such distribution provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

**Non-Natural Holders of a Nonqualified Contract.** If you are not a natural person, a nonqualified contract generally is not treated as an annuity for income tax purposes and the income on the contract for the taxable year is currently taxable as ordinary income. Income on the contract is any increase over the year in the withdrawal value, adjusted for purchase payments made during the year, amounts previously distributed and amounts previously included in income. There are some exceptions to this rule and a non-natural person should consult with its tax adviser prior to purchasing the contract. A non-natural person exempt from federal income taxes should consult with its tax adviser regarding treatment of income on the contract for purposes of the unrelated business income tax. When the contract owner is not a natural person, a change in annuitant is treated as the death of the contract owner.

**Delayed Income Phase Start Date.** If the contract's income phase start date occurs (or is scheduled to occur) at a time when the annuitant has reached an advanced age (e.g. age 95) it is possible that the contract would not be treated as an annuity for federal income tax purposes. In that event, the income and gains under the contract could be currently includible in your income.

**Diversification.** Tax Code Section 817(h) requires that in a nonqualified contract the investments of the funds "adequately diversified" in accordance with Treasury Regulations in order for the contract to qualify as an annuity contract under federal tax law. The separate account, through the funds, intends to comply with the diversification requirements prescribed by Tax Code section 817(h) and by the Treasury in Reg. Sec. 1.817-5, which affects how the funds' assets may be invested. If it is determined that your contract does not satisfy the applicable diversification regulations and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate and reasonable steps to bring your contract into compliance with such regulations and rulings, and we reserve the right to modify your contract as necessary in order to do so.

**Taxation of Distributions**

**General.** When a withdrawal from a nonqualified contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the contract value (unreduced by the amount of any early withdrawal charge) immediately before the distribution over the contract owner's investment in the contract at that time. Investment in the contract is generally equal to the amount of all contributions to the contract, plus amounts previously included in your gross income as the result of certain loans, assignments or gifts, less the aggregate amount of non-taxable distributions previously made.

In the case of a full withdrawal from a nonqualified contract, the amount received generally will be taxable only to the extent it exceeds the contract owner's cost basis in the contract.

**10% Penalty.** A 10% penalty tax applies to the taxable portion of a distribution from a nonqualified deferred annuity contract unless certain exceptions apply, including one or more of the following:

a) You have attained age 59½;
b) You have become disabled as defined in the Tax Code;
c) You (or the annuitant if the contract owner is a non-natural person) have died;
d) The distribution is made in substantially equal periodic payments (at least annually) over your life or life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary; or
e) The distribution is allocable to investment in the contract before August 14, 1982.

The 10% penalty does not apply to distributions from an immediate annuity as defined in the Tax Code. Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. A tax adviser should be consulted with regard to exceptions from the penalty tax.

**Tax-Free Exchanges.** Section 1035 of the Tax Code permits the exchange of a life insurance, endowment or annuity contract for an annuity contract on a tax-free basis. In such instance, the "investment in the contract" in the old contract will carry over to the new contract. You should consult with your tax advisor regarding procedures for making 1035 exchanges.

If your contract is purchased through a tax-free exchange of a life insurance, endowment or annuity contract that was purchased prior to August 14, 1982, any distributions other than income phase payments will be treated, for tax purposes, as coming:

- First, from any remaining "investment in the contract" made prior to August 14, 1982 and exchanged into the contract;
- Next, from any "income on the contract" attributable to the investment made prior to August 14, 1982;
- Then, from any remaining "income on the contract"; and
- Lastly, from any remaining "investment in the contract."

The IRS has concluded that in certain instances, the partial exchange of a portion of one annuity contract for another contract will be tax-free. However, the IRS has reserved the right to treat transactions it considers abusive as ineligible for favorable partial 1035 tax-free exchange treatment. It is not certain whether the IRS would treat an immediate withdrawal or annuitization after a partial exchange as abusive. In addition, it is unclear how the IRS will treat a partial exchange from a life insurance, endowment, or annuity contract directly into an immediate annuity. Currently, we will accept a partial 1035 exchange from a nonqualified annuity into a deferred annuity or an immediate annuity as a tax-free transaction unless we believe that we would be expected to treat the transaction as abusive. We are not responsible for the manner in which any other insurance company, for tax-reporting purposes, or the IRS, with respect to the ultimate tax treatment, recognizes or reports a partial exchange. We strongly advise you to discuss any proposed 1035 exchange with your tax advisor prior to proceeding with the transaction.

**Taxation of Income Phase Payments.** Although tax consequences may vary depending on the payment option elected under an annuity contract, a portion of each income phase payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an income phase payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of income phase payments, as determined when income phase payments start. Once your investment in the contract has been fully recovered, however, the full amount of each subsequent income phase payment is subject to tax as ordinary income. The tax treatment of partial annuitizations is unclear. We currently treat any partial annuitizations as withdrawals rather than as income phase payments. Please consult your tax adviser before electing partial annuitization.

**Death Benefits.** Amounts may be distributed from the contract because of your death or the death of the annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, such amounts are taxed in the same manner as a full withdrawal of the contract, or (ii) if distributed under a payment option, such amounts are taxed in the same way as income phase payments. Special rules may apply to amounts distributed after a beneficiary has elected to maintain contract value and receive payments.

Different distribution requirements apply if your death occurs:

▷ After you begin receiving income phase payments under the contract; or
▷ Before you begin receiving such distributions.

If your death occurs after you begin receiving income phase payments, distributions must be made at least as rapidly as under the method in effect at the time of your death.

If your death occurs before you begin receiving income phase payments, your entire balance must be distributed within five years after the date of your death. For example, if you died on September 1, 2007, your entire balance must be distributed by August 31, 2012. However, if distributions begin within one year of your death, then payments may be made over one of the following timeframes:

▷ Over the life of the designated beneficiary; or
▷ Over a period not extending beyond the life expectancy of the designated beneficiary.

If the designated beneficiary is your spouse, the contract may be continued with the surviving spouse as the new contract owner. If the contract owner is a non-natural person and the primary annuitant dies, the same rules apply on the death of the primary annuitant as outlined above for death of a contract owner.

The contract offers a death benefit that may exceed the greater of the premium payments and the contract value. Certain charges are imposed with respect to the death benefit. It is possible that these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

**Assignment and Other Transfers.** A transfer, pledge, or assignment of ownership of a nonqualified contract, the selection of certain annuity dates, or the designation of an annuitant or payee other than an owner may result in certain tax consequences to you that are not discussed herein. The assignment, pledge or agreement to assign or pledge any portion of the contract value generally will be treated as a distribution. Anyone contemplating any such designation, transfer, assignment, selection or exchange should contact a tax adviser regarding the potential tax effects of such a transaction.

**Immediate Annuities.** Under Section 72 of the Tax Code, an immediate annuity means an annuity (i) that is purchased with a single premium, (ii) with income phase payments starting within one year of the date of purchase, and (iii) that provides a series of substantially equal periodic payments made annually or more frequently. While this contract is not designed as an immediate annuity, treatment as an immediate annuity would have significance with respect to exceptions from the 10% early withdrawal penalty, to contracts owned by non-natural persons, and for certain exchanges.

**Multiple Contracts.** Tax laws require that all deferred nonqualified annuity contracts that are issued by a company or its affiliates to the same contract owner during any calendar year be treated as one annuity contract for purposes of determining the amount includible in gross income under Tax Code section 72(e). In addition, the Treasury Department has specific authority to issue regulations that prevent the avoidance of Tax Code section 72(e) through the serial purchase of annuity contracts or otherwise.

**Withholding.** We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a contract unless the distributee notifies us at or before the time of the distribution that he or she elects not to have any amounts withheld. Withholding is mandatory, however, if the distributee fails to provide a valid taxpayer identification number or if we are notified by the IRS that the taxpayer identification number we have on file is incorrect. The withholding rates applicable to the taxable portion of income phase payments are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment.

If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status.

## III. *Taxation of Qualified Contracts*

### General
The contracts are primarily designed for use with Tax Code section 403(b) and 457(b) plans, and as IRAs under Tax Code section 408 and Roth IRAs under Tax Code Section 408A (qualified contracts). They may also be issued as nonqualified contracts for use with Tax Code section 401(a) or 401(k) plans. (We refer to all of these as "qualified plans"). The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a contract, or on income phase payments, depends on the type of retirement plan or program, the tax and employment status of the individual concerned, and on your tax status. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a qualified contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from: contributions in excess of specified limits, distributions before age 59½ (subject to certain exceptions), distributions that do not conform to specified commencement and minimum distribution rules, and in other specified circumstances. Some qualified plans are subject to additional distribution or other requirements that are not incorporated into our contract. No attempt is made to provide more than general information about the use of the contracts with qualified plans. Contract owners, participants, annuitants, and beneficiaries are cautioned that the rights of any person to any benefit under these qualified plans may be subject to the terms and conditions of the plan themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the contract, unless we consent.

Generally, contract owners, participants, and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Therefore, you should seek competent legal and tax advice regarding the suitability of a contract for your particular situation. The following discussion assumes that qualified contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

**Tax Deferral**

Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a qualified plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the qualified plan itself. Annuities do provide other features and benefits (such as guaranteed living benefits and/or death benefits or the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with your financial representative taking into account the additional fees and expenses you may incur in an annuity.

**Section 403(b) Tax-Deferred Annuities.** The contracts are available as Tax Code section 403(b) tax-deferred annuities. Section 403(b) of the Tax Code allows employees of certain Tax Code section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, to a contract that will provide an annuity for the employee's retirement.

In November 2004, the Treasury Department proposed regulations which, if finalized, are not scheduled to take effect until after 2007. These proposed regulations may not be relied upon until they become final. We reserve the right to modify the contracts to comply with these regulations where allowed, or where required by law. The proposed regulations include: (a) the ability to terminate a 403(b) plan, which would entitle a participant to a distribution; (b) a revocation or modification of IRS Revenue Ruling 90-24, which would increase restrictions on a participant's right to transfer his or her 403(b) accounts; and (c) the imposition of withdrawal restrictions on non-salary reduction contribution amounts, as well as other changes.

**Section 401(a) and 401(k) Plans.** Sections 401(a) and 401(k) of the Tax Code permit certain employers to establish various types of retirement plans for employees, and permits self-employed individuals to establish these plans for themselves and their employees. These retirement plans may permit the purchase of the contracts to accumulate retirement savings under the plans. Employers intending to use the contract with such plans should seek competent legal advice.

**Section 457(b) Plans.** Section 457(b) of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as non-governmental, tax-exempt organizations (non-governmental employers). Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account.

Under 457(b) plans of non-governmental employers, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. 457(b) plans of governmental employers, on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

**Individual Retirement Annuities.** Section 408 of the Tax Code permits eligible individuals to contribute to an individual retirement program known as an Individual Retirement Annuity ("IRA"). IRAs are subject to limits on the amounts that can be contributed, the deductible amount of the contribution, the persons who may be eligible, and the time when distributions commence. Also, distributions from IRAs, individual retirement accounts, and other types of retirement plans may be "rolled over" on a tax-deferred basis into an IRA. Employers may establish Simplified Employee Pension (SEP) or Savings Incentive Match Plan for Employees (SIMPLE) plans to provide IRA contributions on behalf of their employees. If you make a tax-free rollover of a distribution from an IRA you may not make another tax-free rollover from the IRA within a 1-year period. Sales of the contract for use with IRAs may be subject to special requirements of the IRS.

The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

**Roth IRAs.** Section 408A of the Tax Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA are subject to limits on the amount of contributions and the persons who may be eligible to contribute, are not deductible, and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. Certain qualifying individuals may convert an IRA, SEP, or SIMPLE to a Roth IRA. Such rollovers and conversions are subject to tax, and other special rules may apply. If you make a tax-free rollover of a distribution from a Roth IRA to another Roth IRA, you may not make another tax-free rollover from the Roth IRA from which the rollover was made within a 1-year period. A 10% penalty may apply to amounts attributable to a conversion to a Roth IRA if the amounts are distributed during the five taxable years beginning with the year in which the conversion was made.

Sales of a contract for use with a Roth IRA may be subject to special requirements of the IRS. The IRS has not reviewed the contracts described in this prospectus for qualification as IRAs and has not addressed, in a ruling of general applicability, whether the contract's death benefit provisions comply with IRS qualification requirements.

### Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain qualified plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with your tax adviser in connection with contributions to a qualified contract.

**401(a), 401(k), and 403(b) Plans.** Total annual contributions by you and your employer cannot exceed, generally, the lesser of 100% of your compensation or $45,000. Compensation means your compensation for the year from the employer sponsoring the plan and, for years beginning after December 31, 1997, includes any elective deferrals under Tax Code section 402(g) and any amounts not includible in gross income under Tax Code sections 125 or 457.

This limit applies to your contributions as well as to any contributions made by your employer on your behalf. An additional requirement limits your salary reduction contributions to a 401(k) or 403(b) plan to generally no more than $15,500. Contribution limits are subject to annual adjustments for cost-of-living increases. Your own limit may be higher or lower, depending upon certain conditions.

Purchase payments to your account(s) will be excluded from your gross income only if the plan meets certain nondiscrimination requirements, as applicable.

**457(b) Plans.** In order to be excludible from gross income for federal income tax purposes, total annual contributions made by you and your employer to a 457(b) plan cannot exceed, generally, the lesser of $15,500 or 100% of your includible compensation. Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code section 457, 401(k), Roth 401(k), 403(b), Roth 403(b), and 125 cafeteria plans.

The $15,500 limit is subject to an annual adjustment for cost-of-living increases.

**Catch-up Contributions.** Notwithstanding the contribution limits noted above, a participant in a 401(k), 403(b), or a 457(b) plan of governmental employer who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:

(a) $5,000; or
(b) The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Additional catch-up provisions may be available. For advice on using a catch-up provision, please consult with your tax adviser.

### Distributions - General

Certain tax rules apply to distributions from the contracts. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

**401(a), 401(k), 403(b) and Governmental 457(b) Plans.** All distributions from these plans are taxed as received unless one of the following is true:

▷ The distribution is an eligible rollover distribution and is rolled over to another plan eligible to receive rollovers or to a traditional IRA in accordance with the Tax Code;

▷ You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or

▷ The distribution is a qualified health insurance premium of a required public safety officer as defined in the Pension Protection Act of 2006.

A payment is an eligible rollover distribution unless it is:

- part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of 10 years or more;
- a required minimum distribution under Tax Code section 401(a)(9);
- a hardship withdrawal;
- otherwise excludable from income; or
- not recognized under applicable regulations as eligible for rollover.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a contract used with a 401(a), 401(k), or 403(b) plan (or amounts from a governmental 457(b) plan that are attributable to rollovers from such plans) unless certain exceptions, including one or more of the following, have occurred:

a)   You have attained age 59½;
b)   You have become disabled, as defined in the Tax Code;
c)   You have died and the distribution is to your beneficiary;
d)   You have separated from service with the sponsor at or after age 55;
e)   The distribution amount is rolled over into another eligible retirement plan or to an IRA in accordance with the terms of the Tax Code;
f)   You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
g)   The distribution is made due to an IRS levy upon your plan;
h)   The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order (QDRO); or
i)   The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006.

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

**401(k) Plans.** Subject to the terms of your 401(k) plan, distributions from you 401(k) employee account, and possibly all or a portion of your 401(k) employer account, may only occur upon your retirement, death, attainment of age 59½, disability, severance from employment, financial hardship, or termination of the plan, in some instances. Such distributions remain subject to other applicable restrictions under the Tax Code.

**403(b) Plans.** Distribution of amounts restricted under Tax Code section 403(b)(11) may only occur upon your death, attainment of age 59½, severance from employment, disability or financial hardship. Such distributions remain subject to other applicable restrictions under the Tax Code.

If, pursuant to Revenue Ruling 90-24, the Company agrees to accept amounts transferred from a Tax Code section 403(b)(7) custodial account, such amounts will be subject to the withdrawal restrictions set forth in Tax Code section 403(b)(7)(A)(ii).

**457(b) Plans.** All distributions from a 457(b) plan are taxed when paid or made available to you. Under a 457(b) plan, amounts may not be made available to you earlier than (1) the calendar year you attain age 70½, (2) when you experience a severance from employment with your employer; or (3) when you experience an unforeseeable emergency. A one-time in-service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the 2-year period ending on the date of distribution.

**Individual Retirement Annuities.** All distributions from an IRA are taxed as received unless either one of the following is true:

▷   The distribution is rolled over to another IRA or to a plan eligible to receive rollovers as permitted under the Tax Code;

▷   You made after-tax contributions to the plan. In this case the distribution will be taxed according to rules detailed in the Tax Code; or

▷   The distribution is a qualified charitable distribution as defined under the Pension Protection Act of 2006. This type of distribution is only available through the end of 2007. You should consult a competent tax advisor for further information.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from an IRA unless an exception applies. In general, except for the exception for separation from service, the exceptions for 401(a), 401(k), and 403(b) plans listed above also apply to distributions from an IRA including the qualified reservist distribution. The 10% penalty tax does not apply to a distribution made from an IRA to pay for health insurance premiums for certain unemployed individuals, a qualified first-time home purchase, or for higher education expenses.

**Roth IRAs.** A qualified distribution from a Roth IRA is not taxed when it is received. A qualified distribution is a distribution:

▷   Made after the five taxable year period beginning with the first taxable year for which a contribution was made to a Roth IRA of the owner; and

▷   Made after you attain age 59½, die, become disabled as defined in the Tax Code, or for a qualified first time home purchase.

If a distribution is not qualified, it will be taxable to the extent of the accumulated earnings unless it is a qualified charitable contribution as defined under the Pension Protection Act and as described above. A partial distribution will first be treated as a return of contributions which is not taxable and then as taxable accumulated earnings.

The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a Roth IRA that is not a qualified distribution unless certain exceptions have occurred. In general, except for the exception for separation from service, the exceptions for 401(a), 401(k), and 403(b) plans listed above also apply to a distribution from a Roth IRA that is not a qualified distribution or a rollover to a Roth IRA that is not a qualified rollover contribution. The 10% penalty tax is also waived on a distribution made from a Roth IRA to pay for health insurance premiums for certain unemployed individuals, used for a qualified first-time home purchase, or for higher education expenses.

**Special Hurricane-Related Relief.** The Katrina Emergency Tax Relief Act and the Gulf Opportunity Zone Act provide tax relief victims of Hurricanes Katrina, Rita and Wilma. The relief includes a waiver of the 10% penalty tax on qualified hurricane distributions from eligible retirement plans (including 401(a), 401(k), 403(b), governmental 457(b) and IRAs). In addition, the 20% mandatory withholding rules do not apply to these distributions and the tax may be spread out ratably over a three-year period. A recipient of qualified hurricane distribution may also elect to re-contribute all or a portion of the distribution to an eligible retirement plan within three (3) years of receipt without tax consequences. Other relief may also apply. You should consult a competent tax adviser for further information.

**Lifetime Required Minimum Distributions (Section 401(a), 401(k), 403(b), 457(b) Plans and IRAs)**
To avoid certain tax penalties, you and any designated beneficiary must meet the required minimum distribution requirements imposed by the Tax Code. These rules dictate the following:

▷   Start date for distributions;

▷   The time period in which all amounts in your contract(s) must be distributed; and

▷   Distribution amounts.

**Start Date.** Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later, unless:

▷   Under 401(a), 401(k), and governmental 457(b) plans, you are a 5.0% owner, or

▷   The contract is an IRA, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½; or

▷   Under 403(b) plans, the Company maintains separate records of amounts held as of December 31, 1986. In this case distribution of these amounts generally must begin by the end of the calendar year in which you attain age 75 or retire, if later. However, if you take any distributions in excess of the minimum required amount, then special rules require that the excess be distributed from the December 31, 1986 balance.

**Time Period.** We must pay out distributions from the contract over a period not extending beyond one of the following time periods:

▷ Over your life or the joint lives of you and your designated beneficiary; or
▷ Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

**Distribution Amounts.** The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of any other benefits provided under the account, such as guaranteed death benefits.

**50% Excise Tax.** If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Lifetime Required Minimum Distributions are not applicable to Roth IRAs. Further information regarding required minimum distributions may be found in your contract or certificate.

**Required Distributions Upon Death (Section 401(a), 401(k), 403(b), 457(b) Plans, IRAs, and Roth IRAs).**
Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract or certificate.

If your death occurs on or after you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2007, your entire balance must be distributed to the designated beneficiary by December 31, 2012. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:

▷ Over the life of the designated beneficiary; or
▷ Over a period not extending beyond the life expectancy of the designated beneficiary.

**Start Dates for Spousal Beneficiaries.** If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:

▷ December 31 of the calendar year following the calendar year of your death; or
▷ December 31 of the calendar year in which you would have attained age 70½.

**No designated beneficiary.** If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract owner's death.

**Special Rule for IRA Spousal Beneficiaries (IRAs and Roth IRAs Only).** In lieu of taking a distribution under these rules, of the sole designated beneficiary is the contract owner's surviving spouse, the spousal beneficiary may elect to treat the contract as his or her own IRA and defer taking a distribution until his or her own start date. The surviving spouse is deemed to have made such an election if the surviving spouse makes a rollover to or from the contract or fails to take a distribution within the required time period.

**Withholding**
Any taxable distributions under the contract are generally subject to withholding. Federal income tax liability rates vary according to the type of distribution and the recipient's tax status.

**401(a), 401(k), 403(b), and 457(b) Plans of Governmental Employers.** Generally, distributions from these plans are subject to a mandatory 20% federal income tax withholding. However, mandatory withholding will not be required if you elect a direct rollover of the distributions to an eligible retirement plan or in the case of certain distributions described in the Tax Code.

**457(b) Plans of Non-Governmental Employers.** All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. No withholding is required on payments to designated beneficiaries.

**IRAs and Roth IRAs.** Generally, you or, if applicable, a designated beneficiary may elect not to have tax withheld from distributions.

**Non-resident Aliens.** If you or your designated beneficiary is a non-resident alien, then any withholding is governed by Tax Code section 1441 based on the individual's citizenship, the country of domicile and treaty status. Section 1441 does not apply to participants in 457(b) plans of non-governmental employers.

**Assignment and Other Transfers**

**401(a), 401(k), 403(b), and 457(b) Plans.** Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:

▷   A plan participant as a means to provide benefit payments;
▷   An alternate payee under a qualified domestic relations order in accordance with Tax Code section 414(p); or
▷   The Company as collateral for a loan.

**IRAs and Roth IRAs.** The Tax Code does not allow a transfer or assignment of your rights under the contracts except in limited circumstances. Adverse tax consequences may result if you assign or transfer your interest in the contract to persons other than your spouse incident to a divorce. Anyone contemplating such an assignment or transfer should contact a qualified tax adviser regarding the potential tax effects of such a transaction.

## IV. *Tax Consequences of Enhanced Death Benefits*

The contract offers a death benefit that may exceed the greater of premium payments and the contract value. It is possible that the IRS could characterize such a death benefit as an incidental death benefit. There are limitations on the amount of incidental benefits that may be provided under pension and profit sharing plans. In addition, the provision of such benefits may result in currently taxable income to contract holders, and the presence of the death benefit could affect the amount of required minimum distributions. Finally, certain charges are imposed with respect to some of the available death benefits. It is possible these charges (or some portion thereof) could be treated for federal tax purposes as a distribution from the contract.

## V. *Possible Changes in Taxation*

Although the likelihood of legislative change and tax reform is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). The Pension Protection Act of 2006 made permanent pension and IRA provisions under the Economic Growth and Tax Relief Reconciliation Act of 2001. You should consult a tax adviser with respect to legislative developments and their effect on the contract.

## VI. *Taxation of the Company*

We are taxed as a life insurance company under the Tax Code. Separate Account N is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

# Other Topics

## Performance Reporting

We may advertise different types of historical performance for the subaccounts including:

▷    Standardized average annual total returns; and
▷    Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

**Standardized Average Annual Total Returns.** We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccounts over the most recent month end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained.

We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges and the monthly product charge).

**Non-Standardized Average Annual Total Returns.** We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may exclude the effect of any charges on amounts withdrawn. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, it would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

## Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. If you are a contract holder under the contract, you have a fully vested interest in the contract and may instruct the Company how to cast a certain number of votes. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by written communication before the meeting.

The number of votes (including fractional votes) you are entitled to direct will be determined as of the record date set by any fund you invest in through the subaccounts.

▷    During the accumulation phase the number of votes is equal to the portion of your account value invested in the fund, divided by the net asset value of one share of that fund.
▷    During the income phase the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

We may restrict or eliminate any voting rights of persons who have voting rights as to the separate account.

## Contract Modifications

We may change the contract as required by federal or state law or as otherwise permitted in the contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

**Addition, Deletion or Substitution of Fund Shares**

The Company, in its sole discretion, reserves the following rights:

▷ The Company may add to, delete from or substitute shares that may be purchased for or held in the separate account. The Company may establish additional subaccounts, each of which would invest in shares of a new portfolio of a fund or in shares of another investment company having a specified investment objective. Any new subaccounts may be made available to existing contract holders on a basis to be determined by the Company.

▷ The Company may, in its sole discretion, eliminate one or more subaccounts, or close subaccounts to new premium or transfers, if marketing, tax considerations or investment conditions warrant.

▷ If the shares of a fund are no longer available for investment or if in the Company's judgment further investment in a fund should become inappropriate in view of the purposes of the separate account, the Company may redeem the shares, if any, of that portfolio and substitute shares of another registered open-end management investment company.

▷ The Company may restrict or eliminate any voting privileges of contract holders or other persons who have voting privileges as to the separate account.

▷ The Company may make any changes required by the 1940 Act.

▷ In the event any of the foregoing changes or substitutions are made, the Company may endorse the contracts to reflect the change or substitution.

The Company's reservation of rights is expressly subject to the following when required:

▷ Applicable Federal and state laws and regulations.

▷ Notice to contract holders.

▷ Approval of the SEC and/or state insurance authorities.

## *Legal Matters and Proceedings*

We are not aware of any pending legal proceedings which involve the separate account as a party.

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the Company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

ING Financial Advisers, LLC, the principal underwriter and distributor of the contract  is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING Financial Advisers, LLC is not involved in any legal proceeding which, in the opinion of management, is likely to have material adverse effect on its ability to distribute the contract.

## *Payment Delay or Suspension*

We reserve the right to suspend or postpone the date of any payment of benefits or values under any one of the following circumstances:

▷ On any valuation day when the New York Stock Exchange is closed (except customary weekend and holiday closings) or when trading on the New York Stock Exchange is restricted;

▷ When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the subaccount's assets; or

▷ During any other periods the SEC may by order permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

### Transfers, Assignments or Exchanges of a Contract

A transfer of ownership or assignment of a contract, the designation of an annuitant, payee or other beneficiary who is not also the contract holder, or the exchange of a contract may result in certain tax consequences to the contract holder that are not discussed herein. A contract holder contemplating any such transfer, assignment, or exchange of a contract should contact a competent tax adviser with respect to the potential tax effects of such a transaction.

### Involuntary Terminations

We reserve the right to terminate a contract if:

▷  The entire account value is withdrawn on or before income phase payments begin; or
▷  The outstanding loan balance equals or exceeds the account value.

### Reports to Owners

At least once in each account year we will mail you, at the last known address of record, a statement of your account value. Written confirmation of every financial transaction made under the contract will be made immediately; however, written confirmation of periodic payments made through salary reduction arrangements will be made quarterly.

To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one contract issued by us or one of our affiliates. Call us at the number listed in "Contract Overview-Questions: Contacting the Company" if you need additional copies of financial reports, prospectuses or annual and semi-annual reports or if you would like to receive one copy for each contract in all future mailings.

# Contents of the Statement of Additional Information

The Statement of Additional Information (SAI) contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. The following is a list of the contents of the SAI.

You may request an SAI by calling our Administrative Service Center at the number listed in "Contract Overview-Questions: Contacting the Company" or by returning this request to our Administrative Service Center at the address listed in "Contract Overview-Questions: Contacting the Company."

Your name _____

Address _____

City _____ State _____ Zip _____

Please send me a copy of the Separate Account N ING Advantage Century Plus$^{SM}$ Statement of Additional Information.

**No person is authorized to give any information or to make any representations other than those contained in this prospectus or accompanying fund prospectuses and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus does not constitute an offer or solicitation in any circumstances in which such offer or solicitation would be unlawful.**

# Appendix I
# The Fixed Accounts

*General Disclosure.*

▷ Fixed Account A and Fixed Account C (collectively, the fixed accounts) are investment options available during the accumulation phase.

▷ Amounts allocated to the fixed accounts are held in the Company's general account which supports insurance and annuity obligations.

▷ All or a portion of your purchase payments may be allocated to the fixed accounts.

▷ For 2005 Contracts, we reserve the right to close Fixed Account A and Fixed Account C to new purchase payments and to prohibit reallocations of amounts from the subaccounts into Fixed Account A.

▷ Interests in the fixed accounts have not been registered with the SEC in reliance on exemptions under the Securities Act of 1933, as amended.

▷ The fixed accounts have not been registered as investment companies under the Investment Company Act of 1940.

▷ Disclosure in this prospectus regarding the fixed accounts may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements.

▷ Disclosure in this appendix regarding the fixed accounts has not been reviewed by the SEC.

▷ Additional information about the fixed accounts may be found in the contracts.

*Interest Rates.*

▷ The fixed accounts have an interest rate that is set periodically by the Company. The minimum guaranteed interest rate is set forth in the contract. We, the Company, may credit interest in excess of the guaranteed rate. Amounts applied to the fixed accounts are guaranteed to earn the interest rate in effect at the time money is applied for 12 months from the date a premium is deposited. Subsequent interest rates for that amount are credited with excess interest at the rates in effect for the then current 12 month period. Among other factors, the safety of the interest rate guarantees depends upon the Company's claims-paying ability.

▷ There is no specific formula for the determination of excess interest credits. Such credits, if any, will be determined by the Company based on a number of factors, including investment income earned on invested assets, taxes, persistency and other experience factors. Under this option we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

▷ The Company is not aware of any statutory limitations on the maximum amount of interest it may credit, and the Board of Directors has set no limitations. However, inherent in the Company's exercise of discretion in this regard is the equitable allocation of distributable earnings and surplus among its various contract holders, contract owners and stockholders.

**Transfers from the Fixed Accounts.** Subject to the conditions applicable to transfers among subaccounts, transfers of unloaned amounts from Fixed Account A may be made to the subaccounts any time during the accumulation phase. During the income phase transfers into or between the fixed accounts are not allowed.

Transfers of amounts in Fixed Account C are subject to the following conditions:

▷ Transfers must begin within 30 days of deposit and must be in substantially equal payments over a 12-month period. Transfers will occur any time before the 29th day of each month (reallocation date). You may instruct us on which day you want the transfer to occur.

▷ If additional purchase payment(s) are received for allocation to Fixed Account C, the balance of Fixed Account C will be adjusted to reflect the subsequent payment(s) and transfers will be recalculated based on the remaining 12-month period.

▷ You may change the subaccount(s) receiving Fixed Account C transfers by written request before the reallocation date. Only one transfer from Fixed Account C shall take place at any one time.

▷ If transfers from Fixed Account C are discontinued prior to the end of the 12-month period, the remaining balance of Fixed Account C will be reallocated as directed by you.

▷ Transfers from Fixed Account C to Fixed Account A are not allowed.

▷ No transfers are allowed at any time into Fixed Account C.

After the start of the income phase, reserves supporting fixed income phase payments cannot be reallocated. We reserve the right to allow transfers from Fixed Account C in excess of the limits described above on a non-discriminatory basis.

**Dollar Cost Averaging.** Amounts you invest in the fixed accounts may be automatically transferred into the other investment options. Transfers from Fixed Account C to Fixed Account A are not permitted. Transfers from Fixed Account A may be made on a monthly, quarterly, semi-annual or annual basis. Transfers from Fixed Account C may be made on a monthly basis. (See "Transfers Among Investment Options-The Dollar Cost Averaging Program.")

**Withdrawals.** Under certain emergency conditions we may defer payment of any withdrawal for a period of up to six months or as provided by state or federal law.

**Loans.** Loans are not allowed from Fixed Account C. (See "Loans.")

**Charges.** We do not make deductions from amounts in the fixed accounts to cover mortality and expense risks. We consider these risks when determining the credited rate. We expect to derive a profit from the determination of the credited rate. If you make a full withdrawal, the amount available from the fixed accounts will be reduced by the monthly product charge and annual maintenance fee (see "Fee Table" and "Fees").

**Guarantee.** We guarantee that the fixed account value will not be less than the amount of purchase payments and transfers allocated to the fixed account; plus interest at the minimum guaranteed rate disclosed in the annuity contract, compounded annually; plus any additional interest which we may, in our discretion, credit to the fixed accounts; less the sum of all annual administrative charges or early withdrawal charges, any applicable premium taxes and any amounts withdrawn or reallocated from the fixed accounts.

# Appendix II
# Fund Descriptions

**List of Fund Name Changes**

| Current Fund Name | Former Fund Name |
|---|---|
| ING FMR<sup>SM</sup> Large Cap Growth Portfolio | ING FMR<sup>SM</sup> Earnings Growth Portfolio |
| ING JPMorgan Small Cap Core Equity Portfolio | ING JPMorgan Small Cap Equity Portfolio |

**The investment results of the mutual funds (funds) are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges, and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the Investment Company Act of 1940. Fund prospectuses may be obtained free of charge at the address and telephone number listed in "Contract Overview-Questions," by accessing the SEC's website or by contacting the SEC Public Reference Branch.**

**Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.**

**For the share class of each fund offered through your contract, please see the cover page.**

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **American Funds Insurance Series<sup>®</sup> – Growth Fund** | Capital Research and Management Company | Seeks growth of capital by investing primarily in U.S. common stocks. |
| **American Funds Insurance Series<sup>®</sup> – Growth Income Fund** | Capital Research and Management Company | Seeks capital growth and income over time by investing primarily in U.S. common stocks and other securities that appear to offer potential for capital appreciation and/or dividends. |
| **American Funds Insurance Series<sup>®</sup> – International Fund** | Capital Research and Management Company | Seeks growth of capital over time by investing primarily in common stocks of companies based outside the United States. |
| **Fidelity<sup>®</sup> Variable Insurance Products – Fidelity<sup>®</sup> VIP Contrafund<sup>®</sup> Portfolio** | Fidelity Management & Research Company<br><br>**Subadvisers:**<br>FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K.) Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited | Seeks long-term capital appreciation. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **Fidelity® Variable Insurance Products – Fidelity® VIP Equity-Income Portfolio** | Fidelity Management & Research Company<br><br>**Subadvisers:** FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K.) Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited | Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500[SM] Index (S&P 500®). |
| **Fidelity® Variable Insurance Products – Fidelity® VIP Index 500 Portfolio** | Fidelity Management & Research Company<br><br>**Subadvisers:** Geode Capital Management, LLC (Geode[SM]); FMR Co., Inc. | Seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500®. |
| **Fidelity® Variable Insurance Products – Fidelity® VIP Investment Grade Bond Portfolio** | Fidelity Management & Research Company<br><br>**Subadvisers:** Fidelity Investments Money Management, Inc.; Fidelity Research & Analysis Company; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited | Seeks as high a level of current income as is consistent with the preservation of capital. |
| **Fidelity® Variable Insurance Products – Fidelity® VIP Money Market Portfolio** | Fidelity Management & Research Company<br><br>**Subadvisers:** Fidelity Investment Money Management, Inc.; Fidelity Research & Analysis Company; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited | Seeks as high a level of current income as is consistent with preservation of capital and liquidity. |
| **Franklin Templeton Variable Insurance Products Trust – Franklin Small Cap Value Securities Fund** | Franklin Advisory Services, LLC | Seeks long-term total return. |
| **ING Investors Trust – ING AllianceBernstein Mid Cap Growth Portfolio** | Directed Services LLC<br><br>**Subadviser:** AllianceBernstein, L.P. | Seeks long-term growth of capital. The Portfolio's investment objective in not fundamental and may be changed without a shareholder vote. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Partners, Inc. – ING American Century Large Company Value Portfolio** | Directed Services LLC<br><br>**Subadviser:** American Century Investment Management, Inc. (American Century) | Seeks long-term capital growth; income is a secondary objective. |
| **ING Partners, Inc. – ING American Century Small-Mid Cap Value Portfolio** | Directed Services LLC<br><br>**Subadviser:** American Century Investment Management, Inc. (American Century) | Seeks long-term capital growth; income is a secondary objective. |
| **ING Partners, Inc. – ING Baron Small Cap Growth Portfolio** | Directed Services LLC<br><br>**Subadviser:** BAMCO, Inc. (BAMCO) | Seeks capital appreciation. |
| **ING Investors Trust - ING BlackRock Large Cap Growth Portfolio** | Directed Services LLC<br><br>**Subadviser:** BlackRock Investment Management, LLC | Seeks long-term growth of capital. |
| **ING Partners, Inc. – ING Davis Venture Value Portfolio** | Directed Services LLC<br><br>**Subadviser:** Davis Selected Advisers, L.P. (Davis) | A *non-diversified* portfolio that seeks long-term growth of capital. |
| **ING Investors Trust – ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio***<br><br>*FMR is a service mark of Fidelity Management & Research Company | Directed Services LLC<br><br>**Subadviser:** Fidelity Management & Research Co. | Seeks long-term growth of capital.  The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Investors Trust – ING FMR<sup>SM</sup> Large Cap Growth Portfolio***<br><br>*FMR is a service mark of Fidelity Management & Research Company | Directed Services LLC<br><br>**Subadviser:** Fidelity Management & Research Co. | Seeks growth of capital over the long term. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Partners, Inc. – ING Fundamental Research Portfolio** | Directed Services LLC<br><br>**Subadviser:** ING Investment Management Co. (ING IM) | Seeks to maximize total return through investments in a diversified portfolio of common stocks. |
| **ING Investors Trust – ING Global Resources Portfolio** | Directed Services LLC<br><br>**Subadviser**: ING Investment Management Co. | A *non-diversified* portfolio that seeks long-term capital appreciation. |
| **ING Investors Trust – ING JPMorgan Emerging Markets Equity Portfolio** | Directed Services LLC<br><br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital appreciation. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Partners, Inc. – ING JPMorgan International Portfolio** | Directed Services LLC<br><br>**Subadviser:** J.P. Morgan Asset Management (U.K.) Limited (JPMAM (UK)) | Seeks long-term growth of capital. |
| **ING Partners, Inc. – ING JPMorgan Mid Cap Value Portfolio** | Directed Services LLC<br><br>**Subadviser:** J.P. Morgan Investment Management Inc. (JPMIM) | A *non-diversified* portfolio that seeks growth from capital appreciation. |
| **ING Investors Trust – ING JPMorgan Small Cap Core Equity Portfolio** | Directed Services LLC<br><br>**Subadviser:** J.P. Morgan Investment Management Inc. | Seeks capital growth over the long term. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Investors Trust – ING Julius Baer Foreign Portfolio** | Directed Services LLC<br><br>**Subadviser:** Julius Baer Investment Management, LLC | Seeks long-term growth of capital. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Partners Inc. – ING Legg Mason Partners Aggressive Growth Portfolio** | Directed Services LLC<br><br>**Subadviser:** ClearBridge Advisors, LLC (ClearBridge) | Seeks long-term growth of capital. |
| **ING Partners, Inc. – ING Legg Mason Partners Large Cap Growth Portfolio** | Directed Services LLC<br><br>**Subadviser:** ClearBridge Advisors, LLC (ClearBridge) | Seeks long-term capital appreciation. |
| **ING Investors Trust – ING Legg Mason Value Portfolio** | Directed Services LLC<br><br>**Subadviser:** Legg Mason Capital Management, Inc. | A *non-diversified* portfolio that seeks long-term growth of capital. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Investors Trust – ING Limited Maturity Bond Portfolio** | Directed Services LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal. |
| **ING Investors Trust – ING Liquid Assets Portfolio** | Directed Services LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks high level of current income consistent with the preservation of capital and liquidity. |
| **ING Investors Trust – ING Lord Abbett Affiliated Portfolio** | Directed Services, LLC<br><br>**Subadviser:** Lord Abbett & Co. LLC | Seeks long-term growth of capital and secondarily, current income. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Investors Trust – ING Marsico Growth Portfolio** | Directed Services LLC<br><br>**Subadviser:** Marsico Capital Management, LLC | Seeks capital appreciation. |
| **ING Investors Trust – ING Marsico International Opportunities Portfolio** | Directed Services LLC<br><br>**Subadviser:** Marsico Capital Management, LLC | Seeks long-term growth of capital. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Investors Trust – ING MFS Total Return Portfolio** | Directed Services LLC<br><br>**Subadviser:** Massachusetts Financial Services Company | Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income. |
| **ING Partners, Inc. – ING Neuberger Berman Partners Portfolio** | Directed Services LLC<br><br>**Subadviser:** Neuberger Berman Management Inc. (Neuberger Berman) | Seeks capital growth. |
| **ING Partners, Inc. – ING OpCap Balanced Value Portfolio** | Directed Services LLC<br><br>**Subadviser:** Oppenheimer Capital LLC (OpCap) | Seeks capital growth, and secondarily, investment income. |
| **ING Partners, Inc. – ING Oppenheimer Global Portfolio** | Directed Services LLC<br><br>**Subadviser:** OppenheimerFunds, Inc. (Oppenheimer) | Seeks capital appreciation. |
| **ING Partners, Inc. – ING PIMCO Total Return Portfolio** | Directed Services LLC<br><br>**Subadviser:** Pacific Investment Management Company LLC (PIMCO) | Seeks maximum total return, consistent with capital preservation and prudent investment management. |
| **ING Investors Trust - ING Pioneer Equity Income Portfolio** | Directed Services LLC<br><br>**Subadviser:** Pioneer Investment Management, Inc. | Seeks current income and long-term growth of capital from a portfolio consisting primarily of equity securities of U.S. corporations that are expected to produce income. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Investors Trust – ING Pioneer Fund Portfolio** | Directed Services LLC<br><br>**Subadviser:** Pioneer Investment Management, Inc. | Seeks reasonable income and capital growth. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Partners, Inc. – ING Pioneer High Yield Portfolio** | Directed Services LLC<br><br>**Subadviser:** Pioneer Investment Management, Inc. | Seeks to maximize total return through income and capital appreciation. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
| --- | --- | --- |
| **ING Investors Trust – ING Pioneer Mid Cap Value Portfolio** | Directed Services LLC<br><br>**Subadviser:** Pioneer Investment Management, Inc. | Seeks capital appreciation. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Investors Trust – ING Stock Index Portfolio** | Directed Services LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks total return. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Investors Trust – ING T. Rowe Price Capital Appreciation Portfolio** | Directed Services LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk. |
| **ING Partners, Inc. – ING T. Rowe Price Diversified Mid Cap Growth Portfolio** | Directed Services LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price) | Seeks long-term capital appreciation. |
| **ING Investors Trust – ING T. Rowe Price Equity Income Portfolio** | Directed Services LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. | Seeks substantial dividend income as well as long-term growth of capital. |
| **ING Partners, Inc. – ING T. Rowe Price Growth Equity Portfolio** | Directed Services LLC<br><br>**Subadviser:** T. Rowe Price Associates, Inc. (T. Rowe Price) | Seeks long-term capital growth, and secondarily, increasing dividend income. |
| **ING Partners, Inc. – ING UBS U.S. Large Cap Equity Portfolio** | Directed Services LLC<br><br>**Subadviser:** UBS Global Asset Management (Americas) Inc. (UBS Global AM) | Seeks long-term growth of capital and future income. |
| **ING Partners, Inc. – ING Van Kampen Comstock Portfolio** | Directed Services LLC<br><br>**Subadviser:** Van Kampen | Seeks capital growth and income. |
| **ING Partners, Inc. – ING Van Kampen Equity and Income Portfolio** | Directed Services LLC<br><br>**Subadviser:** Van Kampen | Seeks total return, consisting of long-term capital appreciation and current income. |
| **ING Investors Trust – ING Van Kampen Growth and Income Portfolio** | Directed Services LLC<br><br>**Subadviser:** Van Kampen | Seeks long-term growth of capital and income. |
| **ING VP Balanced Portfolio, Inc.** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the Portfolio's management, of which of those sectors or mix thereof offers the best investment prospects. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Variable Products Trust – ING VP Financial Services Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks long-term capital appreciation. |
| **ING Variable Portfolios, Inc. – ING VP Global Science and Technology Portfolio** | ING Investments, LLC<br><br>**Subadviser:** BlackRock Advisors, LLC | Seeks long-term capital appreciation. |
| **ING Variable Products Trust – ING VP High Yield Bond Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to provide investors with a high level of current income and total return. |
| **ING Investors Trust – ING VP Index Plus International Equity Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Advisors, B.V. | Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk. The Portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Variable Portfolios, Inc. – ING VP Index Plus LargeCap Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk. |
| **ING Variable Portfolios, Inc. – ING VP Index Plus MidCap Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index), while maintaining a market level of risk. |
| **ING Variable Portfolios, Inc. – ING VP Index Plus SmallCap Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's SmallCap 600 Index (S&P SmallCap 600 Index), while maintaining a market level of risk. |
| **ING VP Intermediate Bond Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities. |
| **ING Variable Products Trust – ING VP International Value Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks long-term capital appreciation. |
| **ING Variable Products Trust – ING VP MidCap Opportunities Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks long-term capital appreciation. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **ING Variable Products Trust – ING VP Real Estate Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Clarion Real Estate Securities L.P. | A *non-diversified* portfolio that seeks total return. This objective is not fundamental and may be changed without a shareholder vote. |
| **ING Variable Products Trust – ING VP SmallCap Opportunities Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks long-term capital appreciation. |
| **ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Conservative Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to provide total return consistent with preservation of capital. Managed for investors primarily seeking total return consistent with capital preservation who generally have an investment horizon exceeding 5 years and a low level of risk tolerance. |
| **ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Growth Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to provide capital appreciation. Managed for investors seeking capital appreciation who generally have an investment horizon exceeding 15 years and a high level of risk tolerance. |
| **ING Strategic Allocation Portfolios, Inc. – ING VP Strategic Allocation Moderate Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized). Managed for investors seeking a balance between income and capital appreciation who generally have an investment horizon exceeding 10 years and a moderate level of risk tolerance. |
| **ING Variable Portfolios, Inc. – ING VP Value Opportunity Portfolio** | ING Investments, LLC<br><br>**Subadviser:** ING Investment Management Co. | Seeks growth of capital primarily through investment in a diversified portfolio of common stocks. |
| **Lord Abbett Series Fund, Inc. – Growth and Income Portfolio** | Lord, Abbett & Co. LLC (Lord Abbett) | Seeks long-term growth of capital and income without excessive fluctuations in market value. |
| **Lord Abbett Series Fund, Inc. – Mid-Cap Value Portfolio** | Lord, Abbett & Co. LLC (Lord Abbett) | Seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace. |
| **Neuberger Berman Advisers Management Trust (AMT) -- Socially Responsive Portfolio®** | Neuberger Berman Management Inc.<br><br>**Subadviser:** Neuberger Berman, LLC | Seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy. |
| **PIMCO Variable Insurance Trust – Real Return Portfolio** | Pacific Investment Management Company LLC (PIMCO) | Seeks maximum real return, consistent with preservation of real capital and prudent investment management. |
| **Pioneer Variable Contracts Trust – Pioneer Equity Income VCT Portfolio** | Pioneer Investment Management, Inc. | Seeks current income and long-term growth of capital from a portfolio consisting primarily of income producing equity securities of U.S. corporations. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective(s) |
|---|---|---|
| **Pioneer Variable Contracts Trust – Pioneer High Yield VCT Portfolio** | Pioneer Investment Management, Inc. | Seeks maximum total return through a combination of income and capital appreciation. |
| **Wanger Advisors Trust – Wanger Select** | Columbia Wanger Asset Management, L.P. | A *nondiversified* fund that seeks long-term growth of capital. |
| **Wanger Advisors Trust – Wanger U.S. Smaller Companies** | Columbia Wanger Asset Management, L.P. | Seeks long-term growth of capital. |

# APPENDIX III
# CONDENSED FINANCIAL INFORMATION

**Except for subaccounts which did not commence operations as of December 31, 2006 the following table gives (1) the accumulation unit value (AUV) at the beginning of the period, (2) the AUV at the end of the period and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Separate Account N available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2006 the "Value at beginning of period" shown is the value at first date of investment.**

## TABLE I

(Selected data for accumulation units outstanding throughout each period,
reflecting total daily separate account charges of 1.40%)

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **FIDELITY® VIP CONTRAFUND® PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $28.04 | $24.32 | $21.36 | $16.86 | $18.8595 | $21.7958 | $23.67 | $19.3181 | $15.0718 | $12.3119 |
| Value at end of period | $30.89 | $28.04 | $24.32 | $21.36 | $16.86 | $18.8595 | $21.7958 | $23.67 | $19.3181 | $15.0718 |
| Number of accumulation units outstanding at end of period | 3,421,204 | 3,608,230 | 3,603,532 | 3,473,244 | 3,239,790 | 3,526,209 | 3,586,664 | 3,267,496 | 2,090,469 | 1,124,760 |
| **FIDELITY® VIP EQUITY-INCOME PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.32 | $20.42 | $18.57 | $14.45 | $17.6426 | $18.8258 | $17.6078 | $16.7931 | $15.2559 | $12.0764 |
| Value at end of period | $25.27 | $21.32 | $20.42 | $18.57 | $14.45 | $17.6426 | $18.8258 | $17.6078 | $16.7931 | $15.2559 |
| Number of accumulation units outstanding at end of period | 2,564,189 | 3,055,591 | 3,309,785 | 3,212,895 | 2,751,230 | 2,446,660 | 2,062,886 | 2,145,169 | 1,850,470 | 1,040,329 |
| **FIDELITY® VIP INDEX 500 PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $21.41 | $20.71 | $18.98 | $14.99 | $19.5549 | $22.5627 | $25.2271 | $21.2285 | $16.7757 | $12.8201 |
| Value at end of period | $24.43 | $21.41 | $20.71 | $18.98 | $14.99 | $19.5549 | $22.5627 | $25.2271 | $21.2285 | $16.7757 |
| Number of accumulation units outstanding at end of period | 5,170,714 | 5,734,832 | 6,284,312 | 6,480,374 | 6,274,396 | 6,125,723 | 5,629,481 | 4,831,869 | 3,336,587 | 1,310,992 |
| **FIDELITY® VIP INVESTMENT GRADE BOND PORTFOLIO** | | | | | | | | | | |
| (From April 30, 1999) | | | | | | | | | | |
| Value at beginning of period | $13.46 | $13.36 | $12.97 | $12.50 | $11.4878 | $10.7415 | $9.7937 | $0.00 | | |
| Value at end of period | $13.85 | $13.46 | $13.36 | $12.97 | $12.50 | $11.4878 | $10.7415 | $9.7937 | | |
| Number of accumulation units outstanding at end of period | 1,602,378 | 1,791,726 | 1,902,345 | 1,946,453 | 2,004,503 | 1,202,541 | 489,844 | 222,858 | | |
| **FIDELITY® VIP MONEY MARKET PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $12.82 | $12.62 | $12.64 | $12.69 | $12.6567 | $12.3196 | $11.7504 | $11.3294 | $10.8926 | $10.4712 |
| Value at end of period | $13.26 | $12.82 | $12.62 | $12.64 | $12.69 | $12.6567 | $12.3196 | $11.7504 | $11.3294 | $10.8926 |
| Number of accumulation units outstanding at end of period | 889,566 | 1,016,753 | 1,120,186 | 1,566,100 | 4,122,075 | 2,258,455 | 1,270,337 | 1,144,601 | 605,376 | 446,458 |
| **FRANKLIN SMALL CAP VALUE SECURITIES FUND** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $10.97 | $9.89 | | | | | | | | |
| Value at end of period | $12.66 | $10.97 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 98,655 | 23,199 | | | | | | | | |
| **ING ALLIANCEBERNSTEIN MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | $12.72 | $11.80 | | | | | | | | |
| Value at end of period | $12.77 | $12.72 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 30,454 | 732 | | | | | | | | |

# Condensed Financial Information (continued)

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING AMERICAN CENTURY LARGE COMPANY VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $10.63 | $10.04 | | | | | | | | |
| Value at end of period | $12.53 | $10.63 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 11,557 | 4,108 | | | | | | | | |
| **ING AMERICAN CENTURY SELECT PORTFOLIO (INITIAL CLASS)** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $10.43 | $9.74 | | | | | | | | |
| Value at end of period | $10.12 | $10.43 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,009,838 | 2,278,611 | | | | | | | | |
| **ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (From October 25, 2002) | | | | | | | | | | |
| Value at beginning of period | $17.11 | $16.04 | $13.38 | $9.99 | $0.00 | | | | | |
| Value at end of period | $19.53 | $17.11 | $16.04 | $13.38 | $9.99 | | | | | |
| Number of accumulation units outstanding at end of period | 87,319 | 86,051 | 66,036 | 17,928 | 129 | | | | | |
| **ING BARON SMALL CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (From October 25, 2002) | | | | | | | | | | |
| Value at beginning of period | $17.75 | $16.73 | $13.22 | $10.02 | $0.00 | | | | | |
| Value at end of period | $20.23 | $17.75 | $16.73 | $13.22 | $10.02 | | | | | |
| Number of accumulation units outstanding at end of period | 145,532 | 110,338 | 51,186 | 25,188 | 128 | | | | | |
| **ING DAVIS VENTURE VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | $11.05 | $10.95 | | | | | | | | |
| Value at end of period | $12.45 | $11.05 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 33,120 | 3,065 | | | | | | | | |
| **ING FMR<sup>SM</sup> DIVERSIFIED MID CAP PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | $12.03 | $11.07 | | | | | | | | |
| Value at end of period | $13.27 | $12.03 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 52,422 | 2,689 | | | | | | | | |
| **ING FMR<sup>SM</sup> LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2006) | | | | | | | | | | |
| Value at beginning of period | $10.16 | | | | | | | | | |
| Value at end of period | $10.10 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 7,641,529 | | | | | | | | | |
| **ING FUNDAMENTAL RESEARCH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during October 2005) | | | | | | | | | | |
| Value at beginning of period | $11.04 | $10.57 | | | | | | | | |
| Value at end of period | $12.25 | $11.04 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 204,267 | 288,863 | | | | | | | | |
| **ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $13.69 | $10.05 | | | | | | | | |
| Value at end of period | $18.33 | $13.69 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 283,868 | 127,852 | | | | | | | | |

# Condensed Financial Information (continued)

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING JPMORGAN INTERNATIONAL PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | $11.21 | $10.00 | | | | | | | | |
| Value at end of period | $13.50 | $11.21 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 19,038 | 2,749 | | | | | | | | |
| **ING JPMORGAN MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (From January 21, 2003) | | | | | | | | | | |
| Value at beginning of period | $16.46 | $15.36 | $12.88 | $9.97 | | | | | | |
| Value at end of period | $18.97 | $16.46 | $15.36 | $12.88 | | | | | | |
| Number of accumulation units outstanding at end of period | 317,559 | 312,966 | 176,531 | 47,245 | | | | | | |
| **ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.50 | $10.25 | | | | | | | | |
| Value at end of period | $13.26 | $11.50 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,879,062 | 6,712 | | | | | | | | |
| **ING JULIUS BAER FOREIGN PORTFOLIO** | | | | | | | | | | |
| (From May 25, 2004) | | | | | | | | | | |
| Value at beginning of period | $13.28 | $11.67 | $9.74 | | | | | | | |
| Value at end of period | $16.91 | $13.28 | $11.67 | | | | | | | |
| Number of accumulation units outstanding at end of period | 497,461 | 248,784 | 168,617 | | | | | | | |
| **ING LEGG MASON PARTNERS AGGRESSIVE GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during July 2005) | | | | | | | | | | |
| Value at beginning of period | $11.93 | $11.35 | | | | | | | | |
| Value at end of period | $12.97 | $11.93 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 2,194,873 | 779 | | | | | | | | |
| **ING LEGG MASON PARTNERS LARGE CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.43 | $10.37 | | | | | | | | |
| Value at end of period | $11.74 | $11.43 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 7,692 | 5,591 | | | | | | | | |
| **ING LEGG MASON VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.50 | $10.45 | | | | | | | | |
| Value at end of period | $12.11 | $11.50 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 61,041 | 55,371 | | | | | | | | |
| **ING LIMITED MATURITY BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $10.03 | $10.01 | | | | | | | | |
| Value at end of period | $10.27 | $10.03 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 977,628 | 5,825 | | | | | | | | |
| **ING LIQUID ASSETS PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $10.13 | $10.01 | | | | | | | | |
| Value at end of period | $10.49 | $10.13 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 11,399 | 142,410 | | | | | | | | |

# Condensed Financial Information (continued)

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING LORD ABBETT AFFILIATED PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2006) | | | | | | | | | | |
| Value at beginning of period | $9.71 | | | | | | | | | |
| Value at end of period | $10.78 | | | | | | | | | |
| **ING MARSICO GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.48 | $10.55 | | | | | | | | |
| Value at end of period | $11.88 | $11.48 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 39,937 | 24,051 | | | | | | | | |
| **ING MARSICO INTERNATIONAL OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $12.44 | $10.08 | | | | | | | | |
| Value at end of period | $15.24 | $12.44 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,983,457 | 12,685 | | | | | | | | |
| **ING MFS TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| (From June 9, 2003) | | | | | | | | | | |
| Value at beginning of period | $12.54 | $12.36 | $11.28 | $10.50 | | | | | | |
| Value at end of period | $13.84 | $12.54 | $12.36 | $11.28 | | | | | | |
| Number of accumulation units outstanding at end of period | 384,646 | 468,412 | 270,367 | 35,106 | | | | | | |
| **ING NEUBERGER BERMAN PARTNERS PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during March 2006) | | | | | | | | | | |
| Value at beginning of period | $9.73 | | | | | | | | | |
| Value at end of period | $10.77 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,848,707 | | | | | | | | | |
| **ING OPCAP BALANCED VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $10.79 | $10.22 | | | | | | | | |
| Value at end of period | $11.78 | $10.79 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 14,071 | 4,558 | | | | | | | | |
| **ING OPPENHEIMER GLOBAL PORTFOLIO (INITIAL CLASS)** | | | | | | | | | | |
| (From February 6, 2003) | | | | | | | | | | |
| Value at beginning of period | $16.78 | $14.98 | $13.18 | $9.55 | | | | | | |
| Value at end of period | $19.52 | $16.78 | $14.98 | $13.18 | | | | | | |
| Number of accumulation units outstanding at end of period | 3,211,990 | 3,170,562 | 43,488 | 20,002 | | | | | | |
| **ING PIMCO TOTAL RETURN PORTFOLIO** | | | | | | | | | | |
| (From January 16, 2003) | | | | | | | | | | |
| Value at beginning of period | $10.80 | $10.70 | $10.37 | $10.06 | | | | | | |
| Value at end of period | $11.10 | $10.80 | $10.70 | $10.37 | | | | | | |
| Number of accumulation units outstanding at end of period | 314,916 | 289,177 | 129,090 | 64,909 | | | | | | |
| **ING PIONEER FUND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during November 2005) | | | | | | | | | | |
| Value at beginning of period | $10.98 | $10.72 | | | | | | | | |
| Value at end of period | $12.64 | $10.98 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 4,539 | 17 | | | | | | | | |

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING PIONEER HIGH YIELD PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2006) | | | | | | | | | | |
| Value at beginning of period | $10.04 | | | | | | | | | |
| Value at end of period | $10.56 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 19,571 | | | | | | | | | |
| **ING PIONEER MID CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $10.90 | $10.07 | | | | | | | | |
| Value at end of period | $12.07 | $10.90 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,247 | 4,589 | | | | | | | | |
| **ING STOCK INDEX PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | $10.46 | $10.01 | | | | | | | | |
| Value at end of period | $11.91 | $10.46 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 20,317 | 2,320 | | | | | | | | |
| **ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.01 | $10.12 | | | | | | | | |
| Value at end of period | $12.45 | $11.01 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 533,084 | 198,482 | | | | | | | | |
| **ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2005) | | | | | | | | | | |
| Value at beginning of period | $11.11 | $9.51 | | | | | | | | |
| Value at end of period | $11.95 | $11.11 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 5,458,320 | 3,048,458 | | | | | | | | |
| **ING T. ROWE PRICE EQUITY INCOME PORTFOLIO** | | | | | | | | | | |
| (From May 2, 2003) | | | | | | | | | | |
| Value at beginning of period | $14.12 | $13.78 | $12.16 | $10.13 | | | | | | |
| Value at end of period | $16.58 | $14.12 | $13.78 | $12.16 | | | | | | |
| Number of accumulation units outstanding at end of period | 320,419 | 311,284 | 234,549 | 45,174 | | | | | | |
| **ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO** | | | | | | | | | | |
| (From February 25, 2003) | | | | | | | | | | |
| Value at beginning of period | $14.50 | $13.85 | $12.77 | $9.45 | | | | | | |
| Value at end of period | $16.20 | $14.50 | $13.85 | $12.77 | | | | | | |
| Number of accumulation units outstanding at end of period | 194,623 | 171,611 | 110,800 | 41,737 | | | | | | |
| **ING UBS U.S. LARGE CAP EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.24 | $10.34 | | | | | | | | |
| Value at end of period | $12.69 | $11.24 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 454,545 | 1,561 | | | | | | | | |

# Condensed Financial Information (continued)

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING VAN KAMPEN COMSTOCK PORTFOLIO** | | | | | | | | | | |
| (From October 25, 2002) | | | | | | | | | | |
| Value at beginning of period | $15.04 | $14.70 | $12.76 | $9.96 | $0.00 | | | | | |
| Value at end of period | $17.24 | $15.04 | $14.70 | $12.76 | $9.96 | | | | | |
| Number of accumulation units outstanding at end of period | 332,436 | 291,793 | 145,290 | 34,667 | 128 | | | | | |
| **ING VAN KAMPEN EQUITY AND INCOME PORTFOLIO (INITIAL CLASS)** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $10.89 | $10.16 | | | | | | | | |
| Value at end of period | $12.10 | $10.89 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,316,257 | 28,744 | | | | | | | | |
| **ING VAN KAMPEN GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $11.13 | $10.19 | | | | | | | | |
| Value at end of period | $12.73 | $11.13 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 1,647,437 | 12,931 | | | | | | | | |
| **ING VP BALANCED PORTFOLIO, INC.** | | | | | | | | | | |
| (Funds were first received in this option during September 2005) | | | | | | | | | | |
| Value at beginning of period | $10.64 | $10.63 | | | | | | | | |
| Value at end of period | $11.54 | $10.64 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 137,182 | 3,005 | | | | | | | | |
| **ING VP FINANCIAL SERVICES PORTFOLIO** | | | | | | | | | | |
| (From May 17, 2004) | | | | | | | | | | |
| Value at beginning of period | $11.80 | $11.11 | $9.69 | | | | | | | |
| Value at end of period | $13.67 | $11.80 | $11.11 | | | | | | | |
| Number of accumulation units outstanding at end of period | 22,461 | 7,610 | 3,427 | | | | | | | |
| **ING VP GLOBAL SCIENCE AND TECHNOLOGY PORTFOLIO** | | | | | | | | | | |
| (From May 13, 2004) | | | | | | | | | | |
| Value at beginning of period | $11.78 | $10.69 | $9.85 | | | | | | | |
| Value at end of period | $12.46 | $11.78 | $10.69 | | | | | | | |
| Number of accumulation units outstanding at end of period | 17,294 | 6,906 | 8,272 | | | | | | | |
| **ING VP HIGH YIELD BOND PORTFOLIO** | | | | | | | | | | |
| (From August 8, 1997) | | | | | | | | | | |
| Value at beginning of period | $10.01 | $10.01 | $9.40 | $8.12 | $8.334 | $8.3939 | $9.6332 | $10.0942 | $10.1766 | $10.00 |
| Value at end of period | $10.84 | $10.01 | $10.01 | $9.40 | $8.12 | $8.334 | $8.3939 | $9.6332 | $10.0942 | $10.1766 |
| Number of accumulation units outstanding at end of period | 537,405 | 547,437 | 1,330,817 | 1,405,266 | 544,596 | 612,472 | 597,868 | 834,113 | 885,662 | 105,615 |

# Condensed Financial Information (continued)

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING VP INDEX PLUS INTERNATIONAL EQUITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during April 2006) | | | | | | | | | | |
| Value at beginning of period | $9.98 | | | | | | | | | |
| Value at end of period | $10.85 | | | | | | | | | |
| Number of accumulation units outstanding at end of period | 98,105 | | | | | | | | | |
| **ING VP INDEX PLUS LARGECAP PORTFOLIO** | | | | | | | | | | |
| (From January 21, 2003) | | | | | | | | | | |
| Value at beginning of period | $13.96 | $13.43 | $12.32 | $9.97 | | | | | | |
| Value at end of period | $15.77 | $13.96 | $13.43 | $12.32 | | | | | | |
| Number of accumulation units outstanding at end of period | 296,022 | 130,910 | 84,437 | 24,260 | | | | | | |
| **ING VP INDEX PLUS MIDCAP PORTFOLIO** | | | | | | | | | | |
| (From January 21, 2003) | | | | | | | | | | |
| Value at beginning of period | $16.39 | $14.95 | $13.01 | $9.88 | | | | | | |
| Value at end of period | $17.69 | $16.39 | $14.95 | $13.01 | | | | | | |
| Number of accumulation units outstanding at end of period | 585,359 | 494,201 | 163,203 | 38,815 | | | | | | |
| **ING VP INDEX PLUS SMALLCAP PORTFOLIO** | | | | | | | | | | |
| (From January 21, 2003) | | | | | | | | | | |
| Value at beginning of period | $16.99 | $16.01 | $13.30 | $9.77 | | | | | | |
| Value at end of period | $19.07 | $16.99 | $16.01 | $13.30 | | | | | | |
| Number of accumulation units outstanding at end of period | 441,518 | 359,202 | 112,992 | 20,350 | | | | | | |
| **ING VP INTERMEDIATE BOND PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during August 2005) | | | | | | | | | | |
| Value at beginning of period | $10.14 | $10.06 | | | | | | | | |
| Value at end of period | $10.41 | $10.14 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 73,223 | 2,362 | | | | | | | | |
| **ING VP INTERNATIONAL VALUE PORTFOLIO** | | | | | | | | | | |
| (From August 8, 1997) | | | | | | | | | | |
| Value at beginning of period | $20.36 | $18.87 | $16.30 | $12.72 | $15.2432 | $17.5017 | $17.2007 | $11.615 | $10.0734 | $10.00 |
| Value at end of period | $25.99 | $20.36 | $18.87 | $16.30 | $12.72 | $15.2432 | $17.5017 | $17.2007 | $11.615 | $10.0734 |
| Number of accumulation units outstanding at end of period | 1,080,508 | 1,315,804 | 1,365,791 | 1,088,497 | 840,626 | 1,008,480 | 747,812 | 488,502 | 330,553 | 57,507 |
| **ING VP MIDCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| (From May 1, 2000) | | | | | | | | | | |
| Value at beginning of period | $7.00 | $6.44 | $5.85 | $4.34 | $5.9386 | $8.9785 | $0.00 | | | |
| Value at end of period | $7.44 | $7.00 | $6.44 | $5.85 | $4.34 | $5.9386 | $8.9785 | | | |
| Number of accumulation units outstanding at end of period | 4,535,993 | 5,263,838 | 5,981,476 | 285,276 | 235,936 | 224,016 | 111,372 | | | |
| **ING VP NATURAL RESOURCES TRUST** | | | | | | | | | | |
| (From June 24, 2004) | | | | | | | | | | |
| Value at beginning of period | $16.74 | $11.89 | $10.40 | | | | | | | |
| Value at end of period | $20.10 | $16.74 | $11.89 | | | | | | | |
| Number of accumulation units outstanding at end of period | 412,534 | 317,892 | 79,443 | | | | | | | |

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **ING VP REAL ESTATE PORTFOLIO** | | | | | | | | | | |
| (From May 14, 2004) | | | | | | | | | | |
| Value at beginning of period | $15.39 | $13.87 | $10.07 | | | | | | | |
| Value at end of period | $20.66 | $15.39 | $13.87 | | | | | | | |
| Number of accumulation units outstanding at end of period | 239,614 | 156,809 | 68,661 | | | | | | | |
| **ING VP SMALLCAP OPPORTUNITIES PORTFOLIO** | | | | | | | | | | |
| Value at beginning of period | $22.60 | $21.00 | $19.33 | $14.15 | $25.4319 | $36.4083 | $36.5246 | $15.3663 | $13.2845 | $11.6519 |
| Value at end of period | $25.08 | $22.60 | $21.00 | $19.33 | $14.15 | $25.4319 | $36.4083 | $36.5246 | $15.3663 | $13.2845 |
| Number of accumulation units outstanding at end of period | 791,379 | 926,946 | 1,080,775 | 1,213,477 | 1,496,658 | 1,566,266 | 1,266,605 | 574,895 | 338,593 | 270,968 |
| **ING VP STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO** | | | | | | | | | | |
| (From February 10, 2003) | | | | | | | | | | |
| Value at beginning of period | $12.24 | $11.96 | $11.23 | $9.84 | | | | | | |
| Value at end of period | $13.08 | $12.24 | $11.96 | $11.23 | | | | | | |
| Number of accumulation units outstanding at end of period | 63,297 | 32,695 | 46,527 | 20,296 | | | | | | |
| **ING VP STRATEGIC ALLOCATION GROWTH PORTFOLIO** | | | | | | | | | | |
| (From February 18, 2003) | | | | | | | | | | |
| Value at beginning of period | $14.12 | $13.48 | $12.21 | $9.70 | | | | | | |
| Value at end of period | $15.76 | $14.12 | $13.48 | $12.21 | | | | | | |
| Number of accumulation units outstanding at end of period | 85,076 | 51,527 | 14,629 | 2,250 | | | | | | |
| **ING VP STRATEGIC ALLOCATION MODERATE PORTFOLIO** | | | | | | | | | | |
| (From March 10, 2003) | | | | | | | | | | |
| Value at beginning of period | $13.20 | $12.79 | $11.76 | $9.52 | | | | | | |
| Value at end of period | $14.47 | $13.20 | $12.79 | $11.76 | | | | | | |
| Number of accumulation units outstanding at end of period | 124,545 | 94,672 | 66,100 | 13,323 | | | | | | |
| **ING VP VALUE OPPORTUNITY PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during December 2005) | | | | | | | | | | |
| Value at beginning of period | $10.66 | $10.72 | | | | | | | | |
| Value at end of period | $12.20 | $10.66 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 94,171 | 101,315 | | | | | | | | |
| **LORD ABBETT SERIES FUND - GROWTH AND INCOME PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during June 2005) | | | | | | | | | | |
| Value at beginning of period | $10.38 | $9.85 | | | | | | | | |
| Value at end of period | $12.01 | $10.38 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 64,235 | 13,246 | | | | | | | | |
| **LORD ABBETT SERIES FUND - MID-CAP VALUE PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $10.91 | $9.91 | | | | | | | | |
| Value at end of period | $12.07 | $10.91 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 97,995 | 41,121 | | | | | | | | |

# Condensed Financial Information (continued)

| | 2006 | 2005 | 2004 | 2003 | 2002 | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **NEUBERGER BERMAN AMT SOCIALLY RESPONSIVE PORTFOLIO®** | | | | | | | | | | |
| (From January 1, 1999) | | | | | | | | | | |
| Value at beginning of period | $13.77 | $13.07 | $11.70 | $8.83 | $10.5004 | $11.0445 | $11.3827 | $0.00 | | |
| Value at end of period | $15.44 | $13.77 | $13.07 | $11.70 | $8.83 | $10.5004 | $11.0445 | $11.3827 | | |
| Number of accumulation units outstanding at end of period | 221,220 | 236,178 | 222,168 | 189,928 | 139,420 | 85,042 | 57,291 | 32,883 | | |
| **PIMCO VIT REAL RETURN PORTFOLIO** | | | | | | | | | | |
| (From May 24, 2004) | | | | | | | | | | |
| Value at beginning of period | $10.84 | $10.77 | $10.18 | | | | | | | |
| Value at end of period | $10.78 | $10.84 | $10.77 | | | | | | | |
| Number of accumulation units outstanding at end of period | 142,143 | 169,681 | 71,540 | | | | | | | |
| **PIONEER EQUITY INCOME VCT PORTFOLIO** | | | | | | | | | | |
| (Funds were first received in this option during May 2005) | | | | | | | | | | |
| Value at beginning of period | $10.57 | $10.16 | | | | | | | | |
| Value at end of period | $12.76 | $10.57 | | | | | | | | |
| Number of accumulation units outstanding at end of period | 84,389 | 4,498 | | | | | | | | |
| **PIONEER HIGH YIELD VCT PORTFOLIO** | | | | | | | | | | |
| (From May 24, 2004) | | | | | | | | | | |
| Value at beginning of period | $10.69 | $10.64 | $9.73 | | | | | | | |
| Value at end of period | $11.44 | $10.69 | $10.64 | | | | | | | |
| Number of accumulation units outstanding at end of period | 118,101 | 91,765 | 181,000 | | | | | | | |
| **WANGER SELECT** | | | | | | | | | | |
| (From May 11, 2004) | | | | | | | | | | |
| Value at beginning of period | $12.42 | $11.40 | $9.88 | | | | | | | |
| Value at end of period | $14.66 | $12.42 | $11.40 | | | | | | | |
| Number of accumulation units outstanding at end of period | 180,124 | 108,821 | 88,350 | | | | | | | |
| **WANGER U.S. SMALLER COMPANIES** | | | | | | | | | | |
| (From May 12, 2004) | | | | | | | | | | |
| Value at beginning of period | $12.68 | $11.56 | $9.82 | | | | | | | |
| Value at end of period | $13.49 | $12.68 | $11.56 | | | | | | | |
| Number of accumulation units outstanding at end of period | 130,486 | 103,548 | 36,460 | | | | | | | |

RELIASTAR LIFE

ING ADVANTAGE CENTURY PLUS$^{SM}$ ANNUITY

INDIVIDUAL DEFERRED VARIABLE/FIXED ANNUITY CONTRACTS

ISSUED BY SEPARATE ACCOUNT N
AND
RELIASTAR LIFE INSURANCE COMPANY

Statement of Additional Information dated April 30, 2007

This Statement of Additional Information is not a prospectus, and should be read in conjunction with the current prospectus dated April 30, 2007 relating to the individual fixed and variable deferred annuity contracts issued by Separate Account N (the "separate account") and ReliaStar Life Insurance Company (the "Company"). A copy of the prospectus may be obtained from the ING Service Center at P.O. Box 5050, Minot, North Dakota 58702-5050, by calling 1-877-884-5050, or from ING Financial Advisers, LLC, 151 Farmington Avenue, Hartford, Connecticut 06156.

Read the prospectus before you invest. Capitalized terms used in this Statement of Additional Information that are not otherwise defined herein shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

# GENERAL INFORMATION AND HISTORY

ReliaStar Life Insurance Company (the "Company," "we," "us," "our") is a stock life insurance company organized in 1885 and incorporated under the insurance laws of the State of Minnesota. Prior to October 1, 2002, the contracts were issued by Northern Life Insurance Company ("Northern"), a wholly-owned subsidiary of the Company. On October 1, 2002, Northern merged into ReliaStar Life Insurance Company, and ReliaStar Life Insurance Company assumed responsibilities for Northern's obligations under the contracts.

We are an indirect subsidiary of ING Groep N.V. ("ING"). ING is a global financial institution active in the fields of insurance, banking and asset management. The Company is engaged in the business of issuing life insurance policies and annuity contracts. Our home office is located at 20 Washington Avenue South, Minneapolis, Minnesota 55401.

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

# SEPARATE ACCOUNT N

We established Separate Account N on October 1, 2002 under the insurance laws of the State of Minnesota. The separate account is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the 40 Act). It also meets the definition of "separate account" under the federal securities laws. Prior to October 1, 2002, the separate account was known as Separate Account One of Northern Life Insurance Company, which was created in 1994 under Washington law. In connection with the merger of Northern Life Insurance Company and the Company, the separate account was transferred to the Company.

Purchase payments to accounts under the contract may be allocated to one or more of the available subaccounts and/or to any available Fixed Account which for retail series contracts includes Fixed Account A, Fixed Account B and/or Fixed Account C (which are part of the general account of the Company).

We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans. The funds currently available under the contract are as follows:

| The Funds | The Funds (Continued) | The Funds (Continued) |
|---|---|---|
| American Funds – Growth Fund (Class 2)[1] | ING Julius Baer Foreign Portfolio (Class S) | ING VP Balanced Portfolio, Inc. (Class I) |
| American Funds – Growth Income Fund (Class 2)[1] | ING Legg Mason Partners Aggressive Growth Portfolio (I Class) | ING VP Financial Services Portfolio (Class I) |
| American Funds – International Fund (Class 2)[1] | ING Legg Mason Partners Large Cap Growth Portfolio (I Class) | ING VP Global Science and Technology Portfolio (Class I) |
| Fidelity® VIP Contrafund® Portfolio (Initial Class) | ING Legg Mason Value Portfolio (Class I) | ING VP High Yield Bond Portfolio (Class I) |
| Fidelity® VIP Equity-Income Portfolio (Initial Class) | ING Limited Maturity Bond Portfolio (Class S) | ING VP Index Plus International Equity Portfolio (Class S) |
| Fidelity® VIP Index 500 Portfolio (Initial Class) | ING Liquid Assets Portfolio (Class I) | ING VP Index Plus LargeCap Portfolio (Class I) |
| Fidelity® VIP Investment Grade Bond Portfolio (Initial Class) | ING Lord Abbett Affiliated Portfolio (Class I) | ING VP Index Plus MidCap Portfolio (Class I) |
| Fidelity® VIP Money Market Portfolio (Initial Class) | ING Marsico Growth Portfolio (Class S) | ING VP Index Plus SmallCap Portfolio (Class I) |
| Franklin Small Cap Value Securities Fund (Class 2) | ING Marsico International Opportunities Portfolio (Class I) | ING VP Intermediate Bond Portfolio (Class I) |
| ING AllianceBernstein Mid Cap Growth Portfolio (Class S) | ING MFS Total Return Portfolio (Class S) | ING VP International Value Portfolio (Class I) |
| ING American Century Large Company Value Portfolio (I Class) | ING Neuberger Berman Partners Portfolio (I Class) | ING VP MidCap Opportunities Portfolio (Class I) |
| ING American Century Small-Mid Cap Value Portfolio (I Class) | ING OpCap Balanced Value Portfolio (I Class) | ING VP Real Estate Portfolio (Class I) |
| ING Baron Small Cap Growth Portfolio (I Class) | ING Oppenheimer Global Portfolio (I Class) | ING VP SmallCap Opportunities Portfolio (Class I) |
| ING BlackRock Large Cap Growth Portfolio (Class I) | ING PIMCO Total Return Portfolio (I Class) | ING VP Strategic Allocation Conservative Portfolio (Class I) |
| ING Davis Venture Value Portfolio (I Class) | ING Pioneer Equity Income Portfolio (Class I)[3] | ING VP Strategic Allocation Growth Portfolio (Class I) |
| ING FMR℠ Diversified Mid Cap Portfolio (Class S)[*] | ING Pioneer Fund Portfolio (Class S) | ING VP Strategic Allocation Moderate Portfolio (Class I) |
| ING FMR℠ Large Cap Growth Portfolio (Class I)[*][2] | ING Pioneer High Yield Portfolio (I Class) | ING VP Value Opportunities Portfolio (Class I) |
| ING Fundamental Research Portfolio (I Class) | ING Pioneer Mid Cap Value Portfolio (Class S) | Lord Abbett Series Fund Growth and Income Portfolio (Class VC) |
| ING Global Resources Portfolio (Class S) | ING Stock Index Portfolio (Class I) | Lord Abbett Series Fund Mid-Cap Value Portfolio (Class VC) |
| ING JPMorgan Emerging Markets Equity Portfolio (Class S) | ING T. Rowe Price Capital Appreciation Portfolio (Class S) | Neuberger Berman AMT Socially Responsive Portfolio® |
| ING JPMorgan International Portfolio (I Class) | ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class) | PIMCO VIT Real Return Portfolio (Administrative Class) |
| ING JPMorgan Mid Cap Value Portfolio (I Class) | ING T. Rowe Price Equity Income Portfolio (Class S) | Pioneer Equity Income VCT Portfolio (Class I) |
| ING JPMorgan Small Cap Core Equity Portfolio (Class I)[2] | ING T. Rowe Price Growth Equity Portfolio (I Class) | Pioneer High Yield VCT Portfolio (Class I) |
| | ING UBS U.S. Large Cap Equity Portfolio (I Class) | Wanger Select |
| | ING Van Kampen Comstock Portfolio (I Class) | Wanger U.S. Smaller Companies |
| | ING Van Kampen Equity and Income Portfolio (I Class) | |
| | ING Van Kampen Growth and Income Portfolio (Class S) | |

(*) FMR is a service mark of Fidelity Management & Research Company.

(1) This fund is scheduled to be available on May 7, 2007.

(2) This fund has changed its name to the name listed above. See “Appendix II – Fund Descriptions” in the Contract Prospectus for a complete list of former and current fund names.

(3) This fund is scheduled to be available on May 11, 2007.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, is contained in each fund’s prospectus and statement of additional information.

# OFFERING AND PURCHASE OF CONTRACTS

Effective January 1, 2004, the contracts are distributed by ING Financial Advisers, LLC, the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the National Association of Securities Dealers, Inc., and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at 151 Farmington Avenue, Hartford, Connecticut 06156. Prior to January 1, 2004, the contracts were distributed by Washington Square Securities, Inc. (WSSI), an affiliate of the Company. The contracts are distributed through life insurance agents who are registered representatives of ING Financial Advisers, LLC or of other broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "Purchase and Rights" and "Your Account Value."

Compensation paid to the principal underwriter ING Financial Advisers, LLC for the years ending December 31, 2006, 2005 and 2004 amounted to $6,093,376.10, $8,819,577.41 and $6,829,698.77, respectively, in connection with the distribution of all registered variable annuity products issued by Separate Account N of ReliaStar Life Insurance Company. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Separate Account N of ReliaStar Life Insurance Company.

# INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "The Income Phase" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide income phase payments to you in accordance with the payment option and investment options elected.

The Annuity option tables found in the contract show, for each option, the amount of the first income phase payment for each $1,000 of value applied. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first income phase payment and subsequent income phase payments also vary depending on the assumed net investment rate selected (3.0% per annum for 1999 Contracts and either 3.5% or 5.0% per annum for 2005 Contracts). For 2005 Contracts, selection of a 5.0% rate causes a higher first income phase payment then selection of a 3.5% rate, but income phase payments will increase thereafter only to the extent that the net investment rate increases by more than 5.0% on an annual basis.

If the actual net investment rate on the assets of the separate account is equal to the assumed investment rate, income phase payments will remain level. If the actual net investment rate exceeds the assumed investment rate, income phase payments will increase. Conversely, if it is less, then the payouts will decrease. For 1999 Contracts, income phase payments would decline if the actual net investment rate failed to increase by 3.0%. For 2005 Contracts where a 5.0% assumed investment rate is selected, income phase payments would decline if the actual net investment rate failed to increase by 5.0%. For 2005 Contracts where a 3.5% assumed investment rate is selected, income phase payments would decline if the actual net investment rate failed to increase by 3.5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of Annuity Units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first income phase payment based upon a particular investment option, and (b) is the then current Annuity Unit value for that investment option. As noted, Annuity Unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.0%, 3.5% or 5.0% per annum.

The operation of all these factors can be illustrated by the following hypothetical example, which assumes and assumed net investment rate of 3.5%. These procedures will be performed separately for the investment options selected during the income phase.

### EXAMPLE:

Assume that, at the date income phase payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity table in the contract provides, for the income phase payment option elected, a first monthly variable income phase payment of $6.68 per $1000 of value applied; the annuitant's first monthly income phase payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an Annuity Unit upon the valuation on which the first income phase payment was due was $13.400000. When this value is divided into the first monthly income phase payment, the number of Annuity Units is determined to be 20.414. The value of this number of Annuity Units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of Annuity Units determined above) produces a result of 1.000442. This is then multiplied by the Annuity Unit value for the prior valuation ($13.400000 from above) to produce an Annuity Unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of Annuity Units by the current Annuity Unit value, or 20.414 times $13.495928, which produces a payment of $273.67.

*Under 1999 Contracts with an assumed net investment rate of 3.0%, the appropriate factor to take into account such assumed rate would be 0.9975729=0.9999190^30. If an assumed net investment rate of 5.0% is elected under 2005 Contracts, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

## SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation, and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports, the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service (VIPPAS), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize the underlying funds in terms of the asset classes they represent and use such categories in marketing materials for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as The Wall Street Journal, Money magazine, USA Today and The VARDS Report.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning, and investment alternatives to certificates of deposit and other financial instruments, including comparison between the contracts and the characteristics of and market for such financial instruments.

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, 55 Ivan Allen Jr. Boulevard, Suite 1000, Atlanta, GA  30308, is the independent registered public accounting firm for the separate account and for the Company. The services provided to the separate account include primarily the audit of the separate account's financial statements.

FINANCIAL STATEMENTS
**ReliaStar Life Insurance Company**
**Separate Account N**
*Year ended December 31, 2006*
*with Report of Independent Registered Public Accounting Firm*

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**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Financial Statements**
**Year ended December 31, 2006**

# Contents

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# Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ReliaStar Life Insurance Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting ReliaStar Life Insurance Company Separate Account N (the "Account") as of December 31, 2006, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Demographic Trends Fund - Series I Shares
Alger American Fund:
  Alger American Growth Portfolio - Class O
  Alger American Leveraged AllCap Portfolio - Class O
  Alger American MidCap Growth Portfolio - Class O
  Alger American Small Capitalization Portfolio - Class O
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP Money Market Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Asset Manager Growth® Portfolio - Initial Class
  Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
Fidelity® Variable Insurance Products III:
  Fidelity® VIP Growth Opportunities Portfolio - Initial Class
Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Growth Portfolio - Service 2 Class
  ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class
  ING FMR℠ Diversified Mid Cap Portfolio - Service Class
  ING FMR℠ Large Cap Growth Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity
    Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity
    Portfolio - Institutional Class
  ING Julius Baer Foreign Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Service 2 Class
  ING Legg Mason Value Portfolio - Institutional Class
  ING Legg Mason Value Portfolio - Service 2 Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Institutional Class
  ING Lord Abbett Affiliated Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Service Class
  ING Marsico Growth Portfolio - Service 2 Class
  ING Marsico International Opportunities
    Portfolio - Institutional Class

ING Investors Trust (continued):
  ING MFS Total Return Portfolio - Service Class
  ING MFS Total Return Portfolio - Service 2 Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation
    Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service 2 Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING Van Kampen Growth and Income
    Portfolio - Service 2 Class
  ING VP Index Plus International Equity
    Portfolio - Service Class
ING Partners, Inc.:
  ING American Century Large Company Value
    Portfolio - Initial Class
  ING American Century Large Company Value
    Portfolio - Service Class
  ING American Century Select Portfolio - Initial Class
  ING American Century Select Portfolio - Service Class
  ING American Century Small-Mid Cap Value
    Portfolio - Initial Class
  ING American Century Small-Mid Cap Value
    Portfolio - Service Class
  ING Baron Small Cap Growth Portfolio - Initial Class
  ING Baron Small Cap Growth Portfolio - Service Class
  ING Davis Venture Value Portfolio - Initial Class
  ING Davis Venture Value Portfolio - Service Class
  ING Fidelity® VIP Contrafund® Portfolio - Service Class
  ING Fidelity® VIP Equity-Income Portfolio - Service Class
  ING Fidelity® VIP Growth Portfolio - Service Class
  ING Fidelity® VIP Mid Cap Portfolio - Service Class
  ING Fundamental Research Portfolio - Initial Class
  ING Goldman Sachs® Capital Growth Portfolio - Service Class
  ING JPMorgan International Portfolio - Initial Class
  ING JPMorgan International Portfolio - Service Class
  ING JPMorgan Mid Cap Value Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Legg Mason Partners Aggressive Growth
    Portfolio - Initial Class

ING Partners, Inc. (continued):
  ING Legg Mason Partners Aggressive Growth
    Portfolio - Service Class
  ING Legg Mason Partners Large Cap Growth
    Portfolio - Initial Class
  ING Neuberger Berman Partners Portfolio - Initial Class
  ING OpCap Balanced Value Portfolio - Initial Class
  ING OpCap Balanced Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class
  ING Oppenheimer Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Service Class
  ING T. Rowe Price Growth Equity Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Service Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Service Class
  ING Van Kampen Comstock Portfolio - Initial Class
  ING Van Kampen Comstock Portfolio - Service Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Service Class
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Conservative Portfolio - Class I
  ING VP Strategic Allocation Growth Portfolio - Class I
  ING VP Strategic Allocation Moderate Portfolio - Class I
ING Variable Portfolios, Inc.:
  ING VP Global Science and Technology Portfolio - Class I
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP International Equity Portfolio - Class I
  ING VP Small Company Portfolio - Class I
  ING VP Value Opportunity Portfolio - Class I

ING Variable Products Trust:
  ING VP Financial Services Portfolio - Class I
  ING VP High Yield Bond Portfolio - Class I
  ING VP International Value Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP Real Estate Portfolio - Class I
  ING VP SmallCap Opportunities Portfolio - Class I
ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class I
ING VP Money Market Portfolio:
  ING VP Money Market Portfolio - Class I
ING VP Natural Resources Trust:
  ING VP Natural Resources Trust
Janus Aspen Series:
  Janus Aspen Series International Growth
    Portfolio - Institutional Shares
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Growth and Income
    Portfolio - Class VC
  Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC
Neuberger Berman Advisers Management Trust:
  Neuberger Berman AMT Limited Maturity Bond
    Portfolio® - Class I
  Neuberger Berman AMT Partners Portfolio® - Class I
  Neuberger Berman AMT Socially Responsive
    Portfolio® - Class I
Oppenheimer Variable Account Funds:
  Oppenheimer Main Street Small Cap Fund®/VA
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Equity Income VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
Premier VIT:
  Premier VIT OpCap Equity Portfolio
  Premier VIT OpCap Global Equity Portfolio
  Premier VIT OpCap Managed Portfolio
  Premier VIT OpCap Small Cap Portfolio
Wanger Advisors Trust:
  Wanger Select
  Wanger U.S. Smaller Companies

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  We were not engaged to perform an audit of the Account's internal control over financial reporting.  Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the transfer agents.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting ReliaStar Life Insurance Company Separate Account N at December 31, 2006, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 23, 2007

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Money Market Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Investment Grade Bond Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 64,798 | $ 11,895 | $ 105,681 | $ 126,321 | $ 22,193 |
| Total assets | 64,798 | 11,895 | 105,681 | 126,321 | 22,193 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 5 | 1 | 8 | 10 | 2 |
| Net assets | $ 64,793 | $ 11,894 | $ 105,673 | $ 126,311 | $ 22,191 |
| | | | | | |
| **Net Assets** | | | | | |
| Accumulation units | $ 64,792 | $ 11,795 | $ 105,673 | $ 126,311 | $ 22,191 |
| Contracts in payout (annuitization) | 1 | 99 | - | - | - |
| Total net assets | $ 64,793 | $ 11,894 | $ 105,673 | $ 126,311 | $ 22,191 |
| | | | | | |
| Total number of mutual fund shares | 2,473,202 | 11,894,940 | 3,358,150 | 782,849 | 1,739,258 |
| | | | | | |
| Cost of mutual fund shares | $ 55,030 | $ 11,895 | $ 80,931 | $ 99,543 | $ 22,068 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | Franklin Small Cap Value Securities Fund - Class 2 | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Service 2 Class | ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class | ING FMR[SM] Diversified Mid Cap Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,249 | $ 389 | $ 12 | $ - | $ 696 |
| Total assets | 1,249 | 389 | 12 | - | 696 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Net assets | $ 1,249 | $ 389 | $ 12 | $ - | $ 696 |
| | | | | | |
| **Net Assets** | | | | | |
| Accumulation units | $ 1,249 | $ 389 | $ 12 | $ - | $ 696 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,249 | $ 389 | $ 12 | $ - | $ 696 |
| | | | | | |
| Total number of mutual fund shares | 66,470 | 22,957 | 1,018 | 1 | 51,991 |
| | | | | | |
| Cost of mutual fund shares | $ 1,182 | $ 423 | $ 12 | $ - | $ 685 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING FMR<sup>SM</sup> Large Cap Growth Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | ING Julius Baer Foreign Portfolio - Service Class | ING Julius Baer Foreign Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 77,179 | $ 5,203 | $ 38,176 | $ 8,412 | $ 222 |
| Total assets | 77,179 | 5,203 | 38,176 | 8,412 | 222 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 6 | - | 3 | 1 | - |
| Net assets | $ 77,173 | $ 5,203 | $ 38,173 | $ 8,411 | $ 222 |
| | | | | | |
| **Net Assets** | | | | | |
| Accumulation units | $ 77,173 | $ 5,203 | $ 38,173 | $ 8,411 | $ 222 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 77,173 | $ 5,203 | $ 38,173 | $ 8,411 | $ 222 |
| | | | | | |
| Total number of mutual fund shares | 7,087,185 | 265,745 | 2,664,086 | 498,641 | 13,182 |
| | | | | | |
| Cost of mutual fund shares | $ 76,928 | $ 4,381 | $ 38,187 | $ 7,632 | $ 198 |

*The accompanying notes are an integral part of these financial statements.*

## RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
## Statements of Assets and Liabilities
## December 31, 2006
*(Dollars in thousands)*

| | ING Legg Mason Value Portfolio - Institutional Class | ING Legg Mason Value Portfolio - Service 2 Class | ING Limited Maturity Bond Portfolio - Service Class | ING Liquid Assets Portfolio - Institutional Class | ING Lord Abbett Affiliated Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 739 | $ 28 | $ 10,040 | $ 120 | $ 120 |
| Total assets | 739 | 28 | 10,040 | 120 | 120 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | 1 | - | - |
| Net assets | $ 739 | $ 28 | $ 10,039 | $ 120 | $ 120 |
| | | | | | |
| **Net Assets** | | | | | |
| Accumulation units | $ 739 | $ 28 | $ 10,039 | $ 120 | $ 120 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 739 | $ 28 | $ 10,039 | $ 120 | $ 120 |
| | | | | | |
| Total number of mutual fund shares | 65,359 | 2,518 | 935,717 | 119,575 | 9,484 |
| | | | | | |
| Cost of mutual fund shares | $ 695 | $ 26 | $ 10,069 | $ 120 | $ 117 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING Marsico Growth Portfolio - Service Class | ING Marsico Growth Portfolio - Service 2 Class | ING Marsico International Opportunities Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class | ING MFS Total Return Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 474 | $ 10 | $ 30,228 | $ 5,324 | $ 37 |
| Total assets | 474 | 10 | 30,228 | 5,324 | 37 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | 2 | - | - |
| Net assets | $ 474 | $ 10 | $ 30,226 | $ 5,324 | $ 37 |
| | | | | | |
| **Net Assets** | | | | | |
| Accumulation units | $ 474 | $ 10 | $ 30,226 | $ 5,324 | $ 37 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 474 | $ 10 | $ 30,226 | $ 5,324 | $ 37 |
| | | | | | |
| Total number of mutual fund shares | 28,616 | 631 | 1,973,099 | 280,185 | 1,963 |
| | | | | | |
| Cost of mutual fund shares | $ 447 | $ 9 | $ 27,969 | $ 5,171 | $ 36 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Service Class | ING Stock Index Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 57 | $ 63 | $ 242 | $ 6,637 | $ 5,313 |
| Total assets | 57 | 63 | 242 | 6,637 | 5,313 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | 1 | - |
| Net assets | $ 57 | $ 63 | $ 242 | $ 6,636 | $ 5,313 |
| | | | | | |
| **Net Assets** | | | | | |
| Accumulation units | $ 57 | $ 63 | $ 242 | $ 6,636 | $ 5,313 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 57 | $ 63 | $ 242 | $ 6,636 | $ 5,313 |
| | | | | | |
| Total number of mutual fund shares | 4,451 | 5,149 | 18,830 | 249,414 | 342,966 |
| | | | | | |
| Cost of mutual fund shares | $ 53 | $ 58 | $ 223 | $ 6,305 | $ 4,684 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING T. Rowe Price Equity Income Portfolio - Service 2 Class | ING Van Kampen Growth and Income Portfolio - Service Class | ING Van Kampen Growth and Income Portfolio - Service 2 Class | ING VP Index Plus International Equity Portfolio - Service Class | ING American Century Large Company Value Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 216 | $ 20,972 | $ 27 | $ 1,064 | $ 145 |
| Total assets | 216 | 20,972 | 27 | 1,064 | 145 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 2 | - | - | - |
| Net assets | $ 216 | $ 20,970 | $ 27 | $ 1,064 | $ 145 |
| | | | | | |
| **Net Assets** | | | | | |
| Accumulation units | $ 216 | $ 20,970 | $ 27 | $ 1,064 | $ 145 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 216 | $ 20,970 | $ 27 | $ 1,064 | $ 145 |
| | | | | | |
| Total number of mutual fund shares | 14,016 | 741,842 | 963 | 81,317 | 9,034 |
| | | | | | |
| Cost of mutual fund shares | $ 199 | $ 20,777 | $ 25 | $ 1,002 | $ 134 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING American Century Large Company Value Portfolio - Service Class | ING American Century Select Portfolio - Initial Class | ING American Century Select Portfolio - Service Class | ING American Century Small-Mid Cap Value Portfolio - Initial Class | ING American Century Small-Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 6 | $ 20,340 | $ 9 | $ 1,705 | $ 9 |
| Total assets | 6 | 20,340 | 9 | 1,705 | 9 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 2 | - | - | - |
| Net assets | $ 6 | $ 20,338 | $ 9 | $ 1,705 | $ 9 |
| | | | | | |
| **Net Assets** | | | | | |
| Accumulation units | $ 6 | $ 20,338 | $ 9 | $ 1,705 | $ 9 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 6 | $ 20,338 | $ 9 | $ 1,705 | $ 9 |
| | | | | | |
| Total number of mutual fund shares | 372 | 2,220,476 | 954 | 125,578 | 631 |
| | | | | | |
| Cost of mutual fund shares | $ 6 | $ 19,388 | $ 9 | $ 1,556 | $ 8 |

*The accompanying notes are an integral part of these financial statements.*

11

**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING Baron Small Cap Growth Portfolio - Initial Class | ING Baron Small Cap Growth Portfolio - Service Class | ING Davis Venture Value Portfolio - Initial Class | ING Davis Venture Value Portfolio - Service Class | ING Fidelity® VIP Contrafund® Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 2,944 | $ 47 | $ 412 | $ 2 | $ 641 |
| Total assets | 2,944 | 47 | 412 | 2 | 641 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Net assets | $ 2,944 | $ 47 | $ 412 | $ 2 | $ 641 |
| | | | | | |
| **Net Assets** | | | | | |
| Accumulation units | $ 2,944 | $ 47 | $ 412 | $ 2 | $ 641 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 2,944 | $ 47 | $ 412 | $ 2 | $ 641 |
| | | | | | |
| Total number of mutual fund shares | 158,712 | 2,557 | 20,752 | 113 | 47,945 |
| | | | | | |
| Cost of mutual fund shares | $ 2,628 | $ 44 | $ 394 | $ 2 | $ 605 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING Fidelity® VIP Equity-Income Portfolio - Service Class | ING Fidelity® VIP Growth Portfolio - Service Class | ING Fidelity® VIP Mid Cap Portfolio - Service Class | ING Fundamental Research Portfolio - Initial Class | ING Goldman Sachs® Capital Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 93 | $ 5 | $ 198 | $ 2,502 | $ 4 |
| Total assets | 93 | 5 | 198 | 2,502 | 4 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Net assets | $ 93 | $ 5 | $ 198 | $ 2,502 | $ 4 |
| | | | | | |
| **Net Assets** | | | | | |
| Accumulation units | $ 93 | $ 5 | $ 198 | $ 2,502 | $ 4 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 93 | $ 5 | $ 198 | $ 2,502 | $ 4 |
| | | | | | |
| Total number of mutual fund shares | 7,202 | 419 | 14,193 | 249,230 | 343 |
| | | | | | |
| Cost of mutual fund shares | $ 83 | $ 5 | $ 189 | $ 2,297 | $ 4 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING JPMorgan International Portfolio - Initial Class | ING JPMorgan International Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Initial Class | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 257 | $ 22 | $ 6,024 | $ 84 | $ 28,468 |
| Total assets | 257 | 22 | 6,024 | 84 | 28,468 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | 2 |
| Net assets | $ 257 | $ 22 | $ 6,024 | $ 84 | $ 28,466 |
| | | | | | |
| **Net Assets** | | | | | |
| Accumulation units | $ 257 | $ 22 | $ 6,024 | $ 84 | $ 28,466 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 257 | $ 22 | $ 6,024 | $ 84 | $ 28,466 |
| | | | | | |
| Total number of mutual fund shares | 15,806 | 1,377 | 370,486 | 5,219 | 579,786 |
| | | | | | |
| Cost of mutual fund shares | $ 240 | $ 21 | $ 5,284 | $ 79 | $ 27,379 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class | ING Neuberger Berman Partners Portfolio - Initial Class | ING OpCap Balanced Value Portfolio - Initial Class | ING OpCap Balanced Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 10 | $ 90 | $ 19,911 | $ 166 | $ 2 |
| Total assets | 10 | 90 | 19,911 | 166 | 2 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | 2 | - | - |
| Net assets | $ 10 | $ 90 | $ 19,909 | $ 166 | $ 2 |
| | | | | | |
| **Net Assets** | | | | | |
| Accumulation units | $ 10 | $ 90 | $ 19,909 | $ 166 | $ 2 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 10 | $ 90 | $ 19,909 | $ 166 | $ 2 |
| | | | | | |
| Total number of mutual fund shares | 209 | 7,563 | 1,821,644 | 11,013 | 104 |
| | | | | | |
| Cost of mutual fund shares | $ 9 | $ 86 | $ 18,913 | $ 156 | $ 2 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class | ING Oppenheimer Strategic Income Portfolio - Service Class | ING PIMCO Total Return Portfolio - Initial Class | ING PIMCO Total Return Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 62,700 | $ 223 | $ 147 | $ 3,496 | $ 42 |
| Total assets | 62,700 | 223 | 147 | 3,496 | 42 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 5 | - | - | - | - |
| Net assets | $ 62,695 | $ 223 | $ 147 | $ 3,496 | $ 42 |
| | | | | | |
| **Net Assets** | | | | | |
| Accumulation units | $ 62,693 | $ 223 | $ 147 | $ 3,496 | $ 42 |
| Contracts in payout (annuitization) | 2 | - | - | - | - |
| Total net assets | $ 62,695 | $ 223 | $ 147 | $ 3,496 | $ 42 |
| | | | | | |
| Total number of mutual fund shares | 3,758,975 | 13,674 | 13,619 | 313,222 | 3,825 |
| | | | | | |
| Cost of mutual fund shares | $ 47,115 | $ 200 | $ 140 | $ 3,422 | $ 42 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING Pioneer High Yield Portfolio - Initial Class | ING Solution 2015 Portfolio - Service Class | ING Solution 2025 Portfolio - Service Class | ING Solution Income Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 207 | $ 73 | $ 593 | $ 6 | $ 65,228 |
| Total assets | 207 | 73 | 593 | 6 | 65,228 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | 5 |
| Net assets | $ 207 | $ 73 | $ 593 | $ 6 | $ 65,223 |
| | | | | | |
| **Net Assets** | | | | | |
| Accumulation units | $ 207 | $ 73 | $ 593 | $ 6 | $ 65,222 |
| Contracts in payout (annuitization) | - | - | - | - | 1 |
| Total net assets | $ 207 | $ 73 | $ 593 | $ 6 | $ 65,223 |
| | | | | | |
| Total number of mutual fund shares | 20,222 | 6,134 | 48,037 | 570 | 7,074,588 |
| | | | | | |
| Cost of mutual fund shares | $ 203 | $ 68 | $ 537 | $ 6 | $ 60,406 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 10 | $ 3,153 | $ 15 | $ 5,768 | $ - |
| Total assets | 10 | 3,153 | 15 | 5,768 | - |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Net assets | $ 10 | $ 3,153 | $ 15 | $ 5,768 | $ - |
| | | | | | |
| **Net Assets** | | | | | |
| Accumulation units | $ 10 | $ 3,153 | $ 15 | $ 5,768 | $ - |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 10 | $ 3,153 | $ 15 | $ 5,768 | $ - |
| | | | | | |
| Total number of mutual fund shares | 1,059 | 53,115 | 256 | 546,229 | 8 |
| | | | | | |
| Cost of mutual fund shares | $ 9 | $ 2,605 | $ 14 | $ 5,297 | $ - |

*The accompanying notes are an integral part of these financial statements.*

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING Van Kampen Comstock Portfolio - Initial Class | ING Van Kampen Comstock Portfolio - Service Class | ING Van Kampen Equity and Income Portfolio - Initial Class | ING Van Kampen Equity and Income Portfolio - Service Class | ING VP Strategic Allocation Conservative Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 5,731 | $ 73 | $ 15,927 | $ 143 | $ 828 |
| Total assets | 5,731 | 73 | 15,927 | 143 | 828 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | 1 | - | - |
| Net assets | $ 5,731 | $ 73 | $ 15,926 | $ 143 | $ 828 |
| | | | | | |
| **Net Assets** | | | | | |
| Accumulation units | $ 5,731 | $ 73 | $ 15,926 | $ 143 | $ 828 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 5,731 | $ 73 | $ 15,926 | $ 143 | $ 828 |
| | | | | | |
| Total number of mutual fund shares | 428,660 | 5,465 | 414,003 | 3,749 | 61,102 |
| | | | | | |
| Cost of mutual fund shares | $ 5,175 | $ 69 | $ 15,463 | $ 135 | $ 787 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING VP Strategic Allocation Growth Portfolio - Class I | | ING VP Strategic Allocation Moderate Portfolio - Class I | | ING VP Global Science and Technology Portfolio - Class I | | ING VP Index Plus LargeCap Portfolio - Class I | | ING VP Index Plus MidCap Portfolio - Class I | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 1,341 | $ | 1,802 | $ | 215 | $ | 4,668 | $ | 10,355 |
| Total assets | | 1,341 | | 1,802 | | 215 | | 4,668 | | 10,355 |
| | | | | | | | | | | |
| **Liabilities** | | | | | | | | | | |
| Payable to related parties | | - | | - | | - | | - | | 1 |
| Net assets | $ | 1,341 | $ | 1,802 | $ | 215 | $ | 4,668 | $ | 10,354 |
| | | | | | | | | | | |
| **Net Assets** | | | | | | | | | | |
| Accumulation units | $ | 1,341 | $ | 1,802 | $ | 215 | $ | 4,668 | $ | 10,354 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 1,341 | $ | 1,802 | $ | 215 | $ | 4,668 | $ | 10,354 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 78,593 | | 117,635 | | 47,050 | | 267,063 | | 548,174 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 1,235 | $ | 1,686 | $ | 211 | $ | 4,145 | $ | 10,075 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING VP Index Plus SmallCap Portfolio - Class I | | ING VP International Equity Portfolio - Class I | | ING VP Small Company Portfolio - Class I | | ING VP Value Opportunity Portfolio - Class I | | ING VP Financial Services Portfolio - Class I | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | | | | |
| Investments in mutual funds at fair value | $ | 8,420 | $ | 16 | $ | 20 | $ | 1,149 | $ | 307 |
| Total assets | | 8,420 | | 16 | | 20 | | 1,149 | | 307 |
| | | | | | | | | | | |
| **Liabilities** | | | | | | | | | | |
| Payable to related parties | | 1 | | - | | - | | - | | - |
| Net assets | $ | 8,419 | $ | 16 | $ | 20 | $ | 1,149 | $ | 307 |
| | | | | | | | | | | |
| **Net Assets** | | | | | | | | | | |
| Accumulation units | $ | 8,419 | $ | 16 | $ | 20 | $ | 1,149 | $ | 307 |
| Contracts in payout (annuitization) | | - | | - | | - | | - | | - |
| Total net assets | $ | 8,419 | $ | 16 | $ | 20 | $ | 1,149 | $ | 307 |
| | | | | | | | | | | |
| Total number of mutual fund shares | | 468,024 | | 1,299 | | 936 | | 72,531 | | 22,982 |
| | | | | | | | | | | |
| Cost of mutual fund shares | $ | 7,921 | $ | 15 | $ | 19 | $ | 1,014 | $ | 285 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING VP High Yield Bond Portfolio - Class I | ING VP International Value Portfolio - Class I | ING VP MidCap Opportunities Portfolio - Class I | ING VP Real Estate Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 5,825 | $ 28,082 | $ 33,748 | $ 4,950 | $ 19,848 |
| Total assets | 5,825 | 28,082 | 33,748 | 4,950 | 19,848 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 2 | 3 | - | 2 |
| Net assets | $ 5,825 | $ 28,080 | $ 33,745 | $ 4,950 | $ 19,846 |
| | | | | | |
| **Net Assets** | | | | | |
| Accumulation units | $ 5,825 | $ 28,080 | $ 33,745 | $ 4,950 | $ 19,846 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 5,825 | $ 28,080 | $ 33,745 | $ 4,950 | $ 19,846 |
| | | | | | |
| Total number of mutual fund shares | 1,877,580 | 1,840,262 | 4,135,758 | 252,315 | 993,880 |
| | | | | | |
| Cost of mutual fund shares | $ 5,636 | $ 22,838 | $ 26,844 | $ 4,437 | $ 11,868 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING VP Balanced Portfolio - Class I | ING VP Intermediate Bond Portfolio - Class I | ING VP Money Market Portfolio - Class I | ING VP Natural Resources Trust | Lord Abbett Series Fund - Growth and Income Portfolio - Class VC |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,583 | $ 762 | $ 239 | $ 8,292 | $ 771 |
| Total assets | 1,583 | 762 | 239 | 8,292 | 771 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | 1 | - |
| Net assets | $ 1,583 | $ 762 | $ 239 | $ 8,291 | $ 771 |
| | | | | | |
| **Net Assets** | | | | | |
| Accumulation units | $ 1,583 | $ 762 | $ 239 | $ 8,291 | $ 771 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,583 | $ 762 | $ 239 | $ 8,291 | $ 771 |
| | | | | | |
| Total number of mutual fund shares | 108,060 | 58,816 | 17,811 | 308,709 | 26,294 |
| | | | | | |
| Cost of mutual fund shares | $ 1,496 | $ 767 | $ 235 | $ 7,868 | $ 755 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | Neuberger Berman AMT Socially Responsive Portfolio® - Class I | Oppenheimer Main Street Small Cap Fund®/VA | PIMCO Real Return Portfolio - Administrative Class | Pioneer Equity Income VCT Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 1,183 | $ 3,416 | $ 106 | $ 1,532 | $ 1,077 |
| Total assets | 1,183 | 3,416 | 106 | 1,532 | 1,077 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Net assets | $ 1,183 | $ 3,416 | $ 106 | $ 1,532 | $ 1,077 |
| | | | | | |
| **Net Assets** | | | | | |
| Accumulation units | $ 1,183 | $ 3,416 | $ 106 | $ 1,532 | $ 1,077 |
| Contracts in payout (annuitization) | - | - | - | - | - |
| Total net assets | $ 1,183 | $ 3,416 | $ 106 | $ 1,532 | $ 1,077 |
| | | | | | |
| Total number of mutual fund shares | 54,307 | 204,407 | 5,549 | 128,334 | 43,193 |
| | | | | | |
| Cost of mutual fund shares | $ 1,179 | $ 2,494 | $ 99 | $ 1,634 | $ 1,012 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | Pioneer High Yield VCT Portfolio - Class I | Wanger Select | Wanger U.S. Smaller Companies |
|---|---|---|---|
| **Assets** | | | |
| Investments in mutual funds at fair value | $ 1,351 | $ 2,641 | $ 1,760 |
| Total assets | 1,351 | 2,641 | 1,760 |
| | | | |
| **Liabilities** | | | |
| Payable to related parties | - | - | - |
| Net assets | $ 1,351 | $ 2,641 | $ 1,760 |
| | | | |
| **Net Assets** | | | |
| Accumulation units | $ 1,351 | $ 2,641 | $ 1,760 |
| Contracts in payout (annuitization) | - | - | - |
| Total net assets | $ 1,351 | $ 2,641 | $ 1,760 |
| | | | |
| Total number of mutual fund shares | 122,713 | 100,980 | 48,412 |
| | | | |
| Cost of mutual fund shares | $ 1,328 | $ 2,244 | $ 1,648 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | AIM V.I. Demographic Trends Fund - Series I Shares | Alger American Growth Portfolio - Class O | Alger American Leveraged AllCap Portfolio - Class O | Alger American MidCap Growth Portfolio - Class O | Alger American Small Capitalization Portfolio - Class O |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ - |
| Total investment income | - | - | - | - | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 17 | 201 | 146 | 171 | 69 |
| Total expenses | 17 | 201 | 146 | 171 | 69 |
| Net investment income (loss) | (17) | (201) | (146) | (171) | (69) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 838 | (6,535) | (2,407) | 12,621 | 6,726 |
| Capital gains distributions | - | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 838 | (6,535) | (2,407) | 12,621 | 6,726 |
| Net unrealized appreciation (depreciation) of investments | (563) | 7,765 | 4,804 | (9,391) | (4,573) |
| Net realized and unrealized gain (loss) on investments | 275 | 1,230 | 2,397 | 3,230 | 2,153 |
| Net increase (decrease) in net assets resulting from operations | $ 258 | $ 1,029 | $ 2,251 | $ 3,059 | $ 2,084 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP Money Market Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Asset Manager Growth® Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2,125 | $ 169 | $ 598 | $ 8 | $ 311 |
| Total investment income | 2,125 | 169 | 598 | 8 | 311 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 893 | 201 | 177 | 4 | 72 |
| Total expenses | 893 | 201 | 177 | 4 | 72 |
| Net investment income (loss) | 1,232 | (32) | 421 | 4 | 239 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 753 | (4,851) | - | 134 | 481 |
| Capital gains distributions | 7,642 | - | - | 6 | - |
| Total realized gain (loss) on investments and capital gains distributions | 8,395 | (4,851) | - | 140 | 481 |
| Net unrealized appreciation (depreciation) of investments | 1,208 | 6,753 | - | (47) | 28 |
| Net realized and unrealized gain (loss) on investments | 9,603 | 1,902 | - | 93 | 509 |
| Net increase (decrease) in net assets resulting from operations | $ 10,835 | $ 1,870 | $ 421 | $ 97 | $ 748 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Investment Grade Bond Portfolio - Initial Class | Fidelity® VIP Growth Opportunities Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 46 | $ 1,330 | $ 2,131 | $ 941 | $ 16 |
| Total investment income | 46 | 1,330 | 2,131 | 941 | 16 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 8 | 1,457 | 1,722 | 326 | 11 |
| Total expenses | 8 | 1,457 | 1,722 | 326 | 11 |
| Net investment income (loss) | 38 | (127) | 409 | 615 | 5 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (97) | 2,761 | 740 | (303) | 498 |
| Capital gains distributions | - | 8,444 | - | 56 | - |
| Total realized gain (loss) on investments and capital gains distributions | (97) | 11,205 | 740 | (247) | 498 |
| Net unrealized appreciation (depreciation) of investments | 121 | (1,101) | 15,040 | 283 | (468) |
| Net realized and unrealized gain (loss) on investments | 24 | 10,104 | 15,780 | 36 | 30 |
| Net increase (decrease) in net assets resulting from operations | $ 62 | $ 9,977 | $ 16,189 | $ 651 | $ 35 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | Franklin Small Cap Value Securities Fund - Class 2 | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Service 2 Class | ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class | ING FMR[SM] Diversified Mid Cap Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 5 | $ - | $ - | $ - | $ - |
| Total investment income | 5 | - | - | - | - |
| Expenses: | | | | | |
| Mortality and expense risk | | | | | |
| and other charges | 11 | 3 | - | - | 5 |
| Total expenses | 11 | 3 | - | - | 5 |
| Net investment income (loss) | (6) | (3) | - | - | (5) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 8 | (25) | - | - | (7) |
| Capital gains distributions | 26 | 43 | 1 | - | 35 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 34 | 18 | 1 | - | 28 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 64 | (34) | - | - | 11 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 98 | (16) | 1 | - | 39 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 92 | $ (19) | $ 1 | $ - | $ 34 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | ING FMR℠ Large Cap Growth Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | ING Julius Baer Foreign Portfolio - Service Class | ING Julius Baer Foreign Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2 | $ 16 | $ 26 | $ - | $ - |
| Total investment income | 2 | 16 | 26 | - | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 743 | 45 | 365 | 71 | 1 |
| Total expenses | 743 | 45 | 365 | 71 | 1 |
| Net investment income (loss) | (741) | (29) | (339) | (71) | (1) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (960) | 293 | (376) | 412 | 1 |
| Capital gains distributions | 60 | 36 | 964 | 1 | - |
| Total realized gain (loss) on investments and capital gains distributions | (900) | 329 | 588 | 413 | 1 |
| Net unrealized appreciation (depreciation) of investments | 251 | 644 | (12) | 819 | 23 |
| Net realized and unrealized gain (loss) on investments | (649) | 973 | 576 | 1,232 | 24 |
| Net increase (decrease) in net assets resulting from operations | $ (1,390) | $ 944 | $ 237 | $ 1,161 | $ 23 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | ING Legg Mason Value Portfolio - Institutional Class | ING Legg Mason Value Portfolio - Service 2 Class | ING Limited Maturity Bond Portfolio - Service Class | ING Liquid Assets Portfolio - Institutional Class | ING Lord Abbett Affiliated Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 385 | $ 33 | $ 1 |
| Total investment income | - | - | 385 | 33 | 1 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 11 | - | 101 | 10 | 1 |
| Total expenses | 11 | - | 101 | 10 | 1 |
| Net investment income (loss) | (11) | - | 284 | 23 | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 6 | - | (36) | - | - |
| Capital gains distributions | 3 | - | - | - | 5 |
| Total realized gain (loss) on investments and capital gains distributions | 9 | - | (36) | - | 5 |
| Net unrealized appreciation (depreciation) of investments | 42 | 2 | (29) | - | 3 |
| Net realized and unrealized gain (loss) on investments | 51 | 2 | (65) | - | 8 |
| Net increase (decrease) in net assets resulting from operations | $ 40 | $ 2 | $ 219 | $ 23 | $ 8 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | ING Marsico Growth Portfolio - Service Class | ING Marsico Growth Portfolio - Service 2 Class | ING Marsico International Opportunities Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class | ING MFS Total Return Portfolio - Service 2 Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 21 | $ 134 | $ 1 |
| Total investment income | - | - | 21 | 134 | 1 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 6 | - | 265 | 80 | - |
| Total expenses | 6 | - | 265 | 80 | - |
| Net investment income (loss) | (6) | - | (244) | 54 | 1 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 12 | - | 14 | 28 | - |
| Capital gains distributions | - | - | 79 | 258 | 2 |
| Total realized gain (loss) on investments and capital gains distributions | 12 | - | 93 | 286 | 2 |
| Net unrealized appreciation (depreciation) of investments | 15 | - | 2,255 | 215 | 1 |
| Net realized and unrealized gain (loss) on investments | 27 | - | 2,348 | 501 | 3 |
| Net increase (decrease) in net assets resulting from operations | $ 21 | $ - | $ 2,104 | $ 555 | $ 4 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Service Class | ING Stock Index Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 2 | $ 55 | $ 64 |
| Total investment income | - | - | 2 | 55 | 64 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | - | 1 | 2 | 61 | 66 |
| Total expenses | - | 1 | 2 | 61 | 66 |
| Net investment income (loss) | - | (1) | - | (6) | (2) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | 3 | 2 | 28 | 103 |
| Capital gains distributions | - | - | 1 | 280 | 199 |
| Total realized gain (loss) on investments and capital gains distributions | - | 3 | 3 | 308 | 302 |
| Net unrealized appreciation (depreciation) of investments | 4 | 4 | 18 | 289 | 473 |
| Net realized and unrealized gain (loss) on investments | 4 | 7 | 21 | 597 | 775 |
| Net increase (decrease) in net assets resulting from operations | $ 4 | $ 6 | $ 21 | $ 591 | $ 773 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | ING T. Rowe Price Equity Income Portfolio - Service 2 Class | ING Van Kampen Growth and Income Portfolio - Service Class | ING Van Kampen Growth and Income Portfolio - Service 2 Class | ING VP Index Plus International Equity Portfolio - Service Class | ING American Century Large Company Value Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 211 | $ - | $ 10 | $ 1 |
| Total investment income | 1 | 211 | - | 10 | 1 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 1 | 180 | - | 9 | 1 |
| Total expenses | 1 | 180 | - | 9 | 1 |
| Net investment income (loss) | - | 31 | - | 1 | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | (177) | - | (2) | 1 |
| Capital gains distributions | 3 | 1,565 | - | 23 | 5 |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 1,388 | - | 21 | 6 |
| Net unrealized appreciation (depreciation) of investments | 17 | 193 | 2 | 62 | 11 |
| Net realized and unrealized gain (loss) on investments | 20 | 1,581 | 2 | 83 | 17 |
| Net increase (decrease) in net assets resulting from operations | $ 20 | $ 1,612 | $ 2 | $ 84 | $ 17 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | ING American Century Large Company Value Portfolio - Service Class | ING American Century Select Portfolio - Initial Class | ING American Century Select Portfolio - Service Class | ING American Century Small-Mid Cap Value Portfolio - Initial Class | ING American Century Small-Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 275 | $ - | $ - | $ - |
| Total investment income | - | 275 | - | - | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | - | 300 | - | 22 | - |
| Total expenses | - | 300 | - | 22 | - |
| Net investment income (loss) | - | (25) | - | (22) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | 62 | - | 25 | - |
| Capital gains distributions | - | - | - | 4 | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 62 | - | 29 | - |
| Net unrealized appreciation (depreciation) of investments | - | (826) | - | 198 | 1 |
| Net realized and unrealized gain (loss) on investments | - | (764) | - | 227 | 1 |
| Net increase (decrease) in net assets resulting from operations | $ - | $ (789) | $ - | $ 205 | $ 1 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | ING Baron Small Cap Growth Portfolio - Initial Class | ING Baron Small Cap Growth Portfolio - Service Class | ING Davis Venture Value Portfolio - Initial Class | ING Davis Venture Value Portfolio - Service Class | ING Fidelity® VIP Contrafund® Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ - |
| Total investment income | - | - | - | - | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 33 | - | 3 | - | 4 |
| Total expenses | 33 | - | 3 | - | 4 |
| Net investment income (loss) | (33) | - | (3) | - | (4) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 56 | - | 1 | - | 1 |
| Capital gains distributions | 23 | - | 20 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 79 | - | 21 | - | 1 |
| Net unrealized appreciation (depreciation) of investments | 246 | 3 | 18 | - | 35 |
| Net realized and unrealized gain (loss) on investments | 325 | 3 | 39 | - | 36 |
| Net increase (decrease) in net assets resulting from operations | $ 292 | $ 3 | $ 36 | $ - | $ 32 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING Fidelity® VIP Equity-Income Portfolio - Service Class | ING Fidelity® VIP Growth Portfolio - Service Class | ING Fidelity® VIP Mid Cap Portfolio - Service Class | ING Fundamental Research Portfolio - Initial Class | ING Goldman Sachs® Capital Growth Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ 8 | $ - |
| Total investment income | - | - | - | 8 | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 1 | - | 1 | 38 | - |
| Total expenses | 1 | - | 1 | 38 | - |
| Net investment income (loss) | (1) | - | (1) | (30) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | - | 18 | - |
| Capital gains distributions | - | - | - | 40 | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | 58 | - |
| Net unrealized appreciation (depreciation) of investments | 10 | - | 9 | 244 | - |
| Net realized and unrealized gain (loss) on investments | 10 | - | 9 | 302 | - |
| Net increase (decrease) in net assets resulting from operations | $ 9 | $ - | $ 8 | $ 272 | $ - |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | ING JPMorgan International Portfolio - Initial Class | ING JPMorgan International Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Initial Class | ING JPMorgan Mid Cap Value Portfolio - Service Class | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ - | $ 1 | $ - | $ - |
| Total investment income | 1 | - | 1 | - | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 2 | - | 77 | - | 278 |
| Total expenses | 2 | - | 77 | - | 278 |
| Net investment income (loss) | (1) | - | (76) | - | (278) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (39) | - | 102 | - | (97) |
| Capital gains distributions | - | - | 38 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | (39) | - | 140 | - | (97) |
| Net unrealized appreciation (depreciation) of investments | 17 | 1 | 712 | 5 | 1,089 |
| Net realized and unrealized gain (loss) on investments | (22) | 1 | 852 | 5 | 992 |
| Net increase (decrease) in net assets resulting from operations | $ (23) | $ 1 | $ 776 | $ 5 | $ 714 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class | ING Neuberger Berman Partners Portfolio - Initial Class | ING OpCap Balanced Value Portfolio - Initial Class | ING OpCap Balanced Value Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ 2 | $ - |
| Total investment income | - | - | - | 2 | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | - | 1 | 188 | 2 | - |
| Total expenses | - | 1 | 188 | 2 | - |
| Net investment income (loss) | - | (1) | (188) | - | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | - | (128) | 3 | - |
| Capital gains distributions | - | 1 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 1 | (128) | 3 | - |
| Net unrealized appreciation (depreciation) of investments | 1 | 3 | 998 | 9 | - |
| Net realized and unrealized gain (loss) on investments | 1 | 4 | 870 | 12 | - |
| Net increase (decrease) in net assets resulting from operations | $ 1 | $ 3 | $ 682 | $ 12 | $ - |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class | ING Oppenheimer Strategic Income Portfolio - Service Class | ING PIMCO Total Return Portfolio - Initial Class | ING PIMCO Total Return Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 42 | $ - | $ - | $ 65 | $ - |
| Total investment income | 42 | - | - | 65 | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 822 | 1 | 1 | 49 | - |
| Total expenses | 822 | 1 | 1 | 49 | - |
| Net investment income (loss) | (780) | (1) | (1) | 16 | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1,512 | 1 | - | 2 | - |
| Capital gains distributions | 88 | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 1,600 | 1 | - | 2 | - |
| Net unrealized appreciation (depreciation) of investments | 7,741 | 23 | 7 | 78 | - |
| Net realized and unrealized gain (loss) on investments | 9,341 | 24 | 7 | 80 | - |
| Net increase (decrease) in net assets resulting from operations | $ 8,561 | $ 23 | $ 6 | $ 96 | $ - |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | ING Pioneer High Yield Portfolio - Initial Class | ING Solution 2015 Portfolio - Service Class | ING Solution 2025 Portfolio - Service Class | ING Solution Income Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 48 | $ - | $ 1 | $ - | $ - |
| Total investment income | 48 | - | 1 | - | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 12 | 1 | 4 | - | 782 |
| Total expenses | 12 | 1 | 4 | - | 782 |
| Net investment income (loss) | 36 | (1) | (3) | - | (782) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 35 | - | 1 | - | 1,419 |
| Capital gains distributions | 1 | - | 1 | - | 1,452 |
| Total realized gain (loss) on investments and capital gains distributions | 36 | - | 2 | - | 2,871 |
| Net unrealized appreciation (depreciation) of investments | 4 | 5 | 56 | - | 245 |
| Net realized and unrealized gain (loss) on investments | 40 | 5 | 58 | - | 3,116 |
| Net increase (decrease) in net assets resulting from operations | $ 76 | $ 4 | $ 55 | $ - | $ 2,334 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 7 | $ - | $ 44 | $ - |
| Total investment income | - | 7 | - | 44 | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | - | 39 | - | 52 | - |
| Total expenses | - | 39 | - | 52 | - |
| Net investment income (loss) | - | (32) | - | (8) | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | 62 | - | (13) | - |
| Capital gains distributions | - | 5 | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 67 | - | (13) | - |
| Net unrealized appreciation (depreciation) of investments | 1 | 289 | 1 | 471 | - |
| Net realized and unrealized gain (loss) on investments | 1 | 356 | 1 | 458 | - |
| Net increase (decrease) in net assets resulting from operations | $ 1 | $ 324 | $ 1 | $ 450 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING Van Kampen Comstock Portfolio - Initial Class | ING Van Kampen Comstock Portfolio - Service Class | ING Van Kampen Equity and Income Portfolio - Initial Class | ING Van Kampen Equity and Income Portfolio - Service Class | ING VP Strategic Allocation Conservative Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 48 | $ - | $ 304 | $ 1 | $ 12 |
| Total investment income | 48 | - | 304 | 1 | 12 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 69 | 1 | 151 | 1 | 9 |
| Total expenses | 69 | 1 | 151 | 1 | 9 |
| Net investment income (loss) | (21) | (1) | 153 | - | 3 |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 101 | - | (10) | - | 8 |
| Capital gains distributions | 237 | 3 | 541 | 1 | 15 |
| Total realized gain (loss) on investments and capital gains distributions | 338 | 3 | 531 | 1 | 23 |
| Net unrealized appreciation (depreciation) of investments | 374 | 4 | 457 | 7 | 21 |
| Net realized and unrealized gain (loss) on investments | 712 | 7 | 988 | 8 | 44 |
| Net increase (decrease) in net assets resulting from operations | $ 691 | $ 6 | $ 1,141 | $ 8 | $ 47 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING VP Strategic Allocation Growth Portfolio - Class I | ING VP Strategic Allocation Moderate Portfolio - Class I | ING VP Global Science and Technology Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class I | ING VP Index Plus MidCap Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 12 | $ 28 | $ - | $ 20 | $ 58 |
| Total investment income | 12 | 28 | - | 20 | 58 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 15 | 30 | 3 | 51 | 137 |
| Total expenses | 15 | 30 | 3 | 51 | 137 |
| Net investment income (loss) | (3) | (2) | (3) | (31) | (79) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 50 | 105 | 3 | 67 | 120 |
| Capital gains distributions | 12 | 33 | - | - | 707 |
| Total realized gain (loss) on investments and capital gains distributions | 62 | 138 | 3 | 67 | 827 |
| Net unrealized appreciation (depreciation) of investments | 72 | 54 | 4 | 396 | (96) |
| Net realized and unrealized gain (loss) on investments | 134 | 192 | 7 | 463 | 731 |
| Net increase (decrease) in net assets resulting from operations | $ 131 | $ 190 | $ 4 | $ 432 | $ 652 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | ING VP Index Plus SmallCap Portfolio - Class I | ING VP International Equity Portfolio - Class I | ING VP Small Company Portfolio - Class I | ING VP Value Opportunity Portfolio - Class I | ING VP Financial Services Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 31 | $ - | $ - | $ 16 | $ 2 |
| Total investment income | 31 | - | - | 16 | 2 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 110 | - | - | 16 | 2 |
| Total expenses | 110 | - | - | 16 | 2 |
| Net investment income (loss) | (79) | - | - | - | - |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 123 | - | - | 9 | 5 |
| Capital gains distributions | 401 | - | - | - | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 524 | - | - | 9 | 6 |
| Net unrealized appreciation (depreciation) of investments | 354 | 1 | 1 | 140 | 18 |
| Net realized and unrealized gain (loss) on investments | 878 | 1 | 1 | 149 | 24 |
| Net increase (decrease) in net assets resulting from operations | $ 799 | $ 1 | $ 1 | $ 149 | $ 24 |

*The accompanying notes are an integral part of these financial statements.*

## RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING VP High Yield Bond Portfolio - Class I | ING VP International Value Portfolio - Class I | ING VP MidCap Opportunities Portfolio - Class I | ING VP Real Estate Portfolio - Class I | ING VP SmallCap Opportunities Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 371 | $ 664 | $ - | $ 93 | $ - |
| Total investment income | 371 | 664 | - | 93 | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 74 | 384 | 506 | 54 | 290 |
| Total expenses | 74 | 384 | 506 | 54 | 290 |
| Net investment income (loss) | 297 | 280 | (506) | 39 | (290) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | (27) | 1,565 | 1,224 | 628 | 1,718 |
| Capital gains distributions | - | 1,435 | - | 74 | - |
| Total realized gain (loss) on investments and capital gains distributions | (27) | 3,000 | 1,224 | 702 | 1,718 |
| Net unrealized appreciation (depreciation) of investments | 146 | 3,442 | 1,481 | 323 | 733 |
| Net realized and unrealized gain (loss) on investments | 119 | 6,442 | 2,705 | 1,025 | 2,451 |
| Net increase (decrease) in net assets resulting from operations | $ 416 | $ 6,722 | $ 2,199 | $ 1,064 | $ 2,161 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | ING VP Balanced Portfolio - Class I | ING VP Intermediate Bond Portfolio - Class I | ING VP Money Market Portfolio - Class I | ING VP Natural Resources Trust | Janus Aspen Series International Growth Portfolio - Institutional Shares |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1 | $ 30 | $ - | $ - | $ - |
| Total investment income | 1 | 30 | - | - | - |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 15 | 5 | 2 | 102 | 123 |
| Total expenses | 15 | 5 | 2 | 102 | 123 |
| Net investment income (loss) | (14) | 25 | (2) | (102) | (123) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1 | - | 4 | 613 | 11,589 |
| Capital gains distributions | - | - | - | 639 | - |
| Total realized gain (loss) on investments and capital gains distributions | 1 | - | 4 | 1,252 | 11,589 |
| Net unrealized appreciation (depreciation) of investments | 87 | (4) | 4 | (88) | (5,500) |
| Net realized and unrealized gain (loss) on investments | 88 | (4) | 8 | 1,164 | 6,089 |
| Net increase (decrease) in net assets resulting from operations | $ 74 | $ 21 | $ 6 | $ 1,062 | $ 5,966 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | Lord Abbett Series Fund - Growth and Income Portfolio - Class VC | Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I | Neuberger Berman AMT Partners Portfolio® - Class I | Neuberger Berman AMT Socially Responsive Portfolio® - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 9 | $ 6 | $ - | $ - | $ 6 |
| Total investment income | 9 | 6 | - | - | 6 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 5 | 12 | 50 | 98 | 46 |
| Total expenses | 5 | 12 | 50 | 98 | 46 |
| Net investment income (loss) | 4 | (6) | (50) | (98) | (40) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 3 | - | (393) | 6,060 | 180 |
| Capital gains distributions | 24 | 88 | - | - | 43 |
| Total realized gain (loss) on investments and capital gains distributions | 27 | 88 | (393) | 6,060 | 223 |
| Net unrealized appreciation (depreciation) of investments | 23 | 19 | 483 | (4,539) | 188 |
| Net realized and unrealized gain (loss) on investments | 50 | 107 | 90 | 1,521 | 411 |
| Net increase (decrease) in net assets resulting from operations | $ 54 | $ 101 | $ 40 | $ 1,423 | $ 371 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | Oppenheimer Main Street Small Cap Fund®/VA | PIMCO Real Return Portfolio - Administrative Class | Pioneer Equity Income VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I | Premier VIT OpCap Equity Portfolio |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 74 | $ 12 | $ 62 | $ 26 |
| Total investment income | - | 74 | 12 | 62 | 26 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 1 | 24 | 5 | 16 | 27 |
| Total expenses | 1 | 24 | 5 | 16 | 27 |
| Net investment income (loss) | (1) | 50 | 7 | 46 | (1) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | - | (28) | 1 | (5) | 604 |
| Capital gains distributions | - | 40 | 2 | 15 | 343 |
| Total realized gain (loss) on investments and capital gains distributions | - | 12 | 3 | 10 | 947 |
| Net unrealized appreciation (depreciation) of investments | 7 | (71) | 65 | 25 | (576) |
| Net realized and unrealized gain (loss) on investments | 7 | (59) | 68 | 35 | 371 |
| Net increase (decrease) in net assets resulting from operations | $ 6 | $ (9) | $ 75 | $ 81 | $ 370 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | Premier VIT OpCap Global Equity Portfolio | Premier VIT OpCap Managed Portfolio | Premier VIT OpCap Small Cap Portfolio | Wanger Select | Wanger U.S. Smaller Companies |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 57 | $ 286 | $ - | $ 5 | $ 3 |
| Total investment income | 57 | 286 | - | 5 | 3 |
| Expenses: | | | | | |
| Mortality and expense risk and other charges | 31 | 76 | 119 | 24 | 23 |
| Total expenses | 31 | 76 | 119 | 24 | 23 |
| Net investment income (loss) | 26 | 210 | (119) | (19) | (20) |
| | | | | | |
| **Realized and unrealized gain (loss) on investments** | | | | | |
| Net realized gain (loss) on investments | 1,057 | (276) | 4,600 | 38 | 54 |
| Capital gains distributions | 672 | 1,766 | 1,418 | 44 | 48 |
| Total realized gain (loss) on investments and capital gains distributions | 1,729 | 1,490 | 6,018 | 82 | 102 |
| Net unrealized appreciation (depreciation) of investments | (1,076) | (1,107) | (1,682) | 272 | 15 |
| Net realized and unrealized gain (loss) on investments | 653 | 383 | 4,336 | 354 | 117 |
| Net increase (decrease) in net assets resulting from operations | $ 679 | $ 593 | $ 4,217 | $ 335 | $ 97 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | AIM V.I. Demographic Trends Fund - Series I Shares | Alger American Growth Portfolio - Class O | Alger American Leveraged AllCap Portfolio - Class O | Alger American MidCap Growth Portfolio - Class O |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 6,791 | $ 50,370 | $ 32,718 | $ 39,562 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (67) | (540) | (429) | (520) |
| Total realized gain (loss) on investments and capital gains distributions | 139 | (4,613) | (2,937) | 2,083 |
| Net unrealized appreciation (depreciation) of investments | 42 | 9,639 | 7,028 | 1,285 |
| Net increase (decrease) in net assets from operations | 114 | 4,486 | 3,662 | 2,848 |
| Changes from principal transactions: | | | | |
| Premiums | 262 | 2,972 | 2,320 | 3,156 |
| Surrenders and withdrawals | (1,501) | (6,290) | (3,900) | (4,560) |
| Policy loans | (12) | (97) | (102) | (97) |
| Annuity payments | - | - | - | - |
| Death benefits | (27) | (180) | (64) | (96) |
| Transfers between Divisions (including fixed account), net | (1,815) | (6,560) | (3,541) | (4,461) |
| Contract charges | (3) | (29) | (25) | (23) |
| Increase (decrease) in net assets derived from principal transactions | (3,096) | (10,184) | (5,312) | (6,081) |
| Total increase (decrease) in net assets | (2,982) | (5,698) | (1,650) | (3,233) |
| **Net assets at December 31, 2005** | 3,809 | 44,672 | 31,068 | 36,329 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (17) | (201) | (146) | (171) |
| Total realized gain (loss) on investments and capital gains distributions | 838 | (6,535) | (2,407) | 12,621 |
| Net unrealized appreciation (depreciation) of investments | (563) | 7,765 | 4,804 | (9,391) |
| Net increase (decrease) in net assets from operations | 258 | 1,029 | 2,251 | 3,059 |
| Changes from principal transactions: | | | | |
| Premiums | 120 | 859 | 697 | 906 |
| Surrenders and withdrawals | (153) | (1,788) | (1,331) | (1,474) |
| Policy loans | (1) | (71) | (20) | (42) |
| Annuity payments | - | - | - | - |
| Death benefits | (9) | (64) | (37) | - |
| Transfers between Divisions (including fixed account), net | (4,023) | (44,630) | (32,622) | (38,771) |
| Contract charges | (1) | (7) | (6) | (7) |
| Increase (decrease) in net assets derived from principal transactions | (4,067) | (45,701) | (33,319) | (39,388) |
| Total increase (decrease) in net assets | (3,809) | (44,672) | (31,068) | (36,329) |
| **Net assets at December 31, 2006** | $ - | $ - | $ - | $ - |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | Alger American Small Capitalization Portfolio - Class O | Fidelity® VIP Equity-Income Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP Money Market Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 13,567 | $ 67,588 | $ 49,364 | $ 14,311 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (183) | 164 | (398) | 213 |
| Total realized gain (loss) on investments and capital gains distributions | 922 | 2,402 | (3,078) | - |
| Net unrealized appreciation (depreciation) of investments | 1,061 | 171 | 5,206 | - |
| Net increase (decrease) in net assets from operations | 1,800 | 2,737 | 1,730 | 213 |
| Changes from principal transactions: | | | | |
| Premiums | 873 | 4,866 | 3,856 | 12,203 |
| Surrenders and withdrawals | (1,597) | (7,354) | (5,568) | (3,137) |
| Policy loans | (70) | (115) | (93) | 47 |
| Annuity payments | - | (1) | - | (14) |
| Death benefits | (29) | (167) | (300) | (210) |
| Transfers between Divisions (including fixed account), net | (654) | (2,390) | (4,839) | (10,277) |
| Contract charges | (3) | (20) | (25) | 3 |
| Increase (decrease) in net assets derived from principal transactions | (1,480) | (5,181) | (6,969) | (1,385) |
| Total increase (decrease) in net assets | 320 | (2,444) | (5,239) | (1,172) |
| **Net assets at December 31, 2005** | 13,887 | 65,144 | 44,125 | 13,139 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (69) | 1,232 | (32) | 421 |
| Total realized gain (loss) on investments and capital gains distributions | 6,726 | 8,395 | (4,851) | - |
| Net unrealized appreciation (depreciation) of investments | (4,573) | 1,208 | 6,753 | - |
| Net increase (decrease) in net assets from operations | 2,084 | 10,835 | 1,870 | 421 |
| Changes from principal transactions: | | | | |
| Premiums | 320 | 3,926 | 981 | 1,925 |
| Surrenders and withdrawals | (531) | (9,996) | (1,982) | (5,782) |
| Policy loans | 5 | (124) | (14) | 29 |
| Annuity payments | - | (1) | - | (9) |
| Death benefits | (13) | (331) | (104) | (163) |
| Transfers between Divisions (including fixed account), net | (15,751) | (4,650) | (44,868) | 2,331 |
| Contract charges | (1) | (10) | (8) | 3 |
| Increase (decrease) in net assets derived from principal transactions | (15,971) | (11,186) | (45,995) | (1,666) |
| Total increase (decrease) in net assets | (13,887) | (351) | (44,125) | (1,245) |
| **Net assets at December 31, 2006** | $ - | $ 64,793 | $ - | $ 11,894 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Asset Manager Growth® Portfolio - Initial Class | Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | Fidelity® VIP Contrafund® Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 1,036 | $ 19,066 | $ 1,962 | $ 87,638 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (6) | 189 | 25 | (1,036) |
| Total realized gain (loss) on investments and capital gains distributions | (27) | (1,102) | (54) | 1,261 |
| Net unrealized appreciation (depreciation) of investments | 179 | 1,229 | 70 | 13,410 |
| Net increase (decrease) in net assets from operations | 146 | 316 | 41 | 13,635 |
| Changes from principal transactions: | | | | |
| Premiums | - | 1,088 | - | 7,185 |
| Surrenders and withdrawals | (204) | (3,127) | (203) | (12,273) |
| Policy loans | (8) | (26) | (3) | (145) |
| Annuity payments | - | - | - | - |
| Death benefits | (13) | (127) | (5) | (512) |
| Transfers between Divisions (including fixed account), net | (17) | (1,483) | (72) | 5,688 |
| Contract charges | (3) | (9) | 1 | (45) |
| Increase (decrease) in net assets derived from principal transactions | (245) | (3,684) | (282) | (102) |
| Total increase (decrease) in net assets | (99) | (3,368) | (241) | 13,533 |
| **Net assets at December 31, 2005** | 937 | 15,698 | 1,721 | 101,171 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | 239 | 38 | (127) |
| Total realized gain (loss) on investments and capital gains distributions | 140 | 481 | (97) | 11,205 |
| Net unrealized appreciation (depreciation) of investments | (47) | 28 | 121 | (1,101) |
| Net increase (decrease) in net assets from operations | 97 | 748 | 62 | 9,977 |
| Changes from principal transactions: | | | | |
| Premiums | - | 310 | - | 7,176 |
| Surrenders and withdrawals | (41) | (449) | (41) | (15,400) |
| Policy loans | (2) | 21 | - | (296) |
| Annuity payments | - | - | - | - |
| Death benefits | - | (11) | (26) | (530) |
| Transfers between Divisions (including fixed account), net | (991) | (16,314) | (1,716) | 3,606 |
| Contract charges | - | (3) | - | (31) |
| Increase (decrease) in net assets derived from principal transactions | (1,034) | (16,446) | (1,783) | (5,475) |
| Total increase (decrease) in net assets | (937) | (15,698) | (1,721) | 4,502 |
| **Net assets at December 31, 2006** | $ - | $ - | $ - | $ 105,673 |

*The accompanying notes are an integral part of these financial statements.*

53

# RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | Fidelity® VIP Index 500 Portfolio - Initial Class | Fidelity® VIP Investment Grade Bond Portfolio - Initial Class | Fidelity® VIP Growth Opportunities Portfolio - Initial Class | Franklin Small Cap Value Securities Fund - Class 2 |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 130,148 | $ 25,415 | $ 2,402 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 471 | 560 | (11) | (1) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (465) | (53) | 14 | 2 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 3,965 | (331) | 158 | 3 |
| Net increase (decrease) in net assets from operations | 3,971 | 176 | 161 | 4 |
| Changes from principal transactions: | | | | |
| Premiums | 10,195 | 2,874 | 455 | 18 |
| Surrenders and withdrawals | (14,536) | (3,285) | (277) | (8) |
| Policy loans | (231) | (78) | 11 | - |
| Annuity payments | - | - | - | - |
| Death benefits | (629) | (22) | (16) | - |
| Transfers between Divisions | | | | |
| (including fixed account), net | (6,082) | (954) | (353) | 241 |
| Contract charges | (58) | (10) | (1) | (1) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (11,341) | (1,475) | (181) | 250 |
| Total increase (decrease) in net assets | (7,370) | (1,299) | (20) | 254 |
| **Net assets at December 31, 2005** | 122,778 | 24,116 | 2,382 | 254 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 409 | 615 | 5 | (6) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 740 | (247) | 498 | 34 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 15,040 | 283 | (468) | 64 |
| Net increase (decrease) in net assets from operations | 16,189 | 651 | 35 | 92 |
| Changes from principal transactions: | | | | |
| Premiums | 8,597 | 2,292 | 93 | 224 |
| Surrenders and withdrawals | (16,185) | (3,476) | (70) | (63) |
| Policy loans | (416) | (37) | (2) | (3) |
| Annuity payments | - | - | - | - |
| Death benefits | (357) | (131) | - | - |
| Transfers between Divisions | | | | |
| (including fixed account), net | (4,260) | (1,220) | (2,437) | 745 |
| Contract charges | (35) | (4) | (1) | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (12,656) | (2,576) | (2,417) | 903 |
| Total increase (decrease) in net assets | 3,533 | (1,925) | (2,382) | 995 |
| **Net assets at December 31, 2006** | $ 126,311 | $ 22,191 | $ - | $ 1,249 |

*The accompanying notes are an integral part of these financial statements.*

54

**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Growth Portfolio - Service 2 Class | ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class | ING FMR[SM] Diversified Mid Cap Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ - | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 3 | - | - | - |
| Net unrealized appreciation (depreciation) of investments | - | - | - | - |
| Net increase (decrease) in net assets from operations | 3 | - | - | - |
| Changes from principal transactions: | | | | |
| Premiums | 3 | - | - | 1 |
| Surrenders and withdrawals | - | - | - | - |
| Policy loans | - | - | - | - |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 3 | - | - | 31 |
| Contract charges | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | 6 | - | - | 32 |
| Total increase (decrease) in net assets | 9 | - | - | 32 |
| **Net assets at December 31, 2005** | 9 | - | - | 32 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | - | - | (5) |
| Total realized gain (loss) on investments and capital gains distributions | 18 | 1 | - | 28 |
| Net unrealized appreciation (depreciation) of investments | (34) | - | - | 11 |
| Net increase (decrease) in net assets from operations | (19) | 1 | - | 34 |
| Changes from principal transactions: | | | | |
| Premiums | 72 | 11 | - | 50 |
| Surrenders and withdrawals | (11) | - | - | (62) |
| Policy loans | 1 | - | - | (2) |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 337 | - | - | 644 |
| Contract charges | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | 399 | 11 | - | 630 |
| Total increase (decrease) in net assets | 380 | 12 | - | 664 |
| **Net assets at December 31, 2006** | $ 389 | $ 12 | $ - | $ 696 |

*The accompanying notes are an integral part of these financial statements.*

## RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
## Statements of Changes in Net Assets
## For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING FMR<sup>SM</sup> Large Cap Growth Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Service Class | ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | ING Julius Baer Foreign Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ - | $ 1,968 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (6) | - | (32) |
| Total realized gain (loss) on investments and capital gains distributions | - | (57) | 2 | 640 |
| Net unrealized appreciation (depreciation) of investments | - | 178 | 1 | (280) |
| Net increase (decrease) in net assets from operations | - | 115 | 3 | 328 |
| Changes from principal transactions: | | | | |
| Premiums | - | 32 | 5 | 1,025 |
| Surrenders and withdrawals | - | (81) | (32) | (392) |
| Policy loans | - | (1) | - | 5 |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | - | - |
| Transfers between Divisions (including fixed account), net | - | 1,686 | 102 | 373 |
| Contract charges | - | (1) | (1) | (3) |
| Increase (decrease) in net assets derived from principal transactions | - | 1,635 | 74 | 1,008 |
| Total increase (decrease) in net assets | - | 1,750 | 77 | 1,336 |
| **Net assets at December 31, 2005** | - | 1,750 | 77 | 3,304 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (741) | (29) | (339) | (71) |
| Total realized gain (loss) on investments and capital gains distributions | (900) | 329 | 588 | 413 |
| Net unrealized appreciation (depreciation) of investments | 251 | 644 | (12) | 819 |
| Net increase (decrease) in net assets from operations | (1,390) | 944 | 237 | 1,161 |
| Changes from principal transactions: | | | | |
| Premiums | 3,417 | 375 | 1,635 | 670 |
| Surrenders and withdrawals | (9,708) | (292) | (4,539) | (840) |
| Policy loans | (14) | (4) | (131) | (15) |
| Annuity payments | - | - | - | - |
| Death benefits | (185) | - | (30) | (1) |
| Transfers between Divisions (including fixed account), net | 85,069 | 2,431 | 40,927 | 4,133 |
| Contract charges | (16) | (1) | (3) | (1) |
| Increase (decrease) in net assets derived from principal transactions | 78,563 | 2,509 | 37,859 | 3,946 |
| Total increase (decrease) in net assets | 77,173 | 3,453 | 38,096 | 5,107 |
| **Net assets at December 31, 2006** | $ 77,173 | $ 5,203 | $ 38,173 | $ 8,411 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | ING Julius Baer Foreign Portfolio - Service 2 Class | ING Legg Mason Value Portfolio - Institutional Class | ING Legg Mason Value Portfolio - Service 2 Class | ING Limited Maturity Bond Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (2) | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 21 | - | - |
| Net unrealized appreciation (depreciation) of investments | 1 | 2 | - | - |
| Net increase (decrease) in net assets from operations | 1 | 21 | - | - |
| Changes from principal transactions: | | | | |
| Premiums | 5 | 41 | - | 3 |
| Surrenders and withdrawals | - | (31) | - | (1) |
| Policy loans | - | - | - | - |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | - | - |
| Transfers between Divisions (including fixed account), net | - | 607 | - | 56 |
| Contract charges | - | (1) | - | - |
| Increase (decrease) in net assets derived from principal transactions | 5 | 616 | - | 58 |
| Total increase (decrease) in net assets | 6 | 637 | - | 58 |
| **Net assets at December 31, 2005** | 6 | 637 | - | 58 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (11) | - | 284 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 9 | - | (36) |
| Net unrealized appreciation (depreciation) of investments | 23 | 42 | 2 | (29) |
| Net increase (decrease) in net assets from operations | 23 | 40 | 2 | 219 |
| Changes from principal transactions: | | | | |
| Premiums | 145 | 71 | 9 | 503 |
| Surrenders and withdrawals | (2) | (37) | - | (1,171) |
| Policy loans | - | (18) | - | (25) |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | - | (56) |
| Transfers between Divisions (including fixed account), net | 50 | 46 | 17 | 10,512 |
| Contract charges | - | - | - | (1) |
| Increase (decrease) in net assets derived from principal transactions | 193 | 62 | 26 | 9,762 |
| Total increase (decrease) in net assets | 216 | 102 | 28 | 9,981 |
| **Net assets at December 31, 2006** | $ 222 | $ 739 | $ 28 | $ 10,039 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Liquid Assets Portfolio - Institutional Class | ING Lord Abbett Affiliated Portfolio - Institutional Class | ING Marsico Growth Portfolio - Service Class | ING Marsico Growth Portfolio - Service 2 Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 3 | - | (2) | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | 7 | - |
| Net unrealized appreciation (depreciation) of investments | - | - | 12 | 1 |
| Net increase (decrease) in net assets from operations | 3 | - | 17 | 1 |
| Changes from principal transactions: | | | | |
| Premiums | 3 | - | 12 | 4 |
| Surrenders and withdrawals | (404) | - | (63) | - |
| Policy loans | - | - | - | - |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 1,840 | - | 310 | - |
| Contract charges | 1 | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | 1,440 | - | 259 | 4 |
| Total increase (decrease) in net assets | 1,443 | - | 276 | 5 |
| **Net assets at December 31, 2005** | 1,443 | - | 276 | 5 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 23 | - | (6) | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 5 | 12 | - |
| Net unrealized appreciation (depreciation) of investments | - | 3 | 15 | - |
| Net increase (decrease) in net assets from operations | 23 | 8 | 21 | - |
| Changes from principal transactions: | | | | |
| Premiums | 18 | - | 101 | 5 |
| Surrenders and withdrawals | (2,452) | - | (78) | - |
| Policy loans | - | - | - | - |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 1,088 | 112 | 154 | - |
| Contract charges | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | (1,346) | 112 | 177 | 5 |
| Total increase (decrease) in net assets | (1,323) | 120 | 198 | 5 |
| **Net assets at December 31, 2006** | $ 120 | $ 120 | $ 474 | $ 10 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Marsico International Opportunities Portfolio - Institutional Class | ING MFS Total Return Portfolio - Service Class | ING MFS Total Return Portfolio - Service 2 Class | ING Pioneer Fund Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ 3,342 | $ - | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
|   Net investment income (loss) | (1) | 52 | - | - |
|   Total realized gain (loss) on investments | | | | |
|     and capital gains distributions | 20 | 244 | - | - |
|   Net unrealized appreciation (depreciation) | | | | |
|     of investments | 4 | (210) | - | - |
| Net increase (decrease) in net assets from operations | 23 | 86 | - | - |
| Changes from principal transactions: | | | | |
|   Premiums | 3 | 538 | - | - |
|   Surrenders and withdrawals | (22) | (450) | - | - |
|   Policy loans | - | (23) | - | - |
|   Annuity payments | - | - | - | - |
|   Death benefits | - | (16) | - | - |
|   Transfers between Divisions | | | | |
|     (including fixed account), net | 153 | 2,398 | - | - |
|   Contract charges | 1 | (1) | - | - |
| Increase (decrease) in net assets derived from | | | | |
|   principal transactions | 135 | 2,446 | - | - |
| Total increase (decrease) in net assets | 158 | 2,532 | - | - |
| **Net assets at December 31, 2005** | 158 | 5,874 | - | - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
|   Net investment income (loss) | (244) | 54 | 1 | - |
|   Total realized gain (loss) on investments | | | | |
|     and capital gains distributions | 93 | 286 | 2 | - |
|   Net unrealized appreciation (depreciation) | | | | |
|     of investments | 2,255 | 215 | 1 | 4 |
| Net increase (decrease) in net assets from operations | 2,104 | 555 | 4 | 4 |
| Changes from principal transactions: | | | | |
|   Premiums | 1,110 | 441 | 13 | 3 |
|   Surrenders and withdrawals | (3,061) | (1,076) | 16 | 4 |
|   Policy loans | (47) | (24) | - | - |
|   Annuity payments | - | - | - | - |
|   Death benefits | (37) | (10) | - | - |
|   Transfers between Divisions | | | | |
|     (including fixed account), net | 30,006 | (435) | 4 | 46 |
|   Contract charges | (7) | (1) | - | - |
| Increase (decrease) in net assets derived from | | | | |
|   principal transactions | 27,964 | (1,105) | 33 | 53 |
| Total increase (decrease) in net assets | 30,068 | (550) | 37 | 57 |
| **Net assets at December 31, 2006** | $ 30,226 | $ 5,324 | $ 37 | $ 57 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Pioneer Mid Cap Value Portfolio - Service Class | ING Stock Index Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Service Class | ING T. Rowe Price Equity Income Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ - | $ 3,232 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (4) | (7) |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 2 | 17 | 261 |
| Net unrealized appreciation (depreciation) of investments | 1 | 1 | 43 | (131) |
| Net increase (decrease) in net assets from operations | 2 | 3 | 56 | 123 |
| Changes from principal transactions: | | | | |
| Premiums | 6 | 2 | 114 | 636 |
| Surrenders and withdrawals | - | - | (192) | (381) |
| Policy loans | (2) | - | (2) | (5) |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | - | (3) |
| Transfers between Divisions (including fixed account), net | 44 | 20 | 2,208 | 794 |
| Contract charges | - | (1) | 1 | (1) |
| Increase (decrease) in net assets derived from principal transactions | 48 | 21 | 2,129 | 1,040 |
| Total increase (decrease) in net assets | 50 | 24 | 2,185 | 1,163 |
| **Net assets at December 31, 2005** | 50 | 24 | 2,185 | 4,395 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | - | (6) | (2) |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 3 | 308 | 302 |
| Net unrealized appreciation (depreciation) of investments | 4 | 18 | 289 | 473 |
| Net increase (decrease) in net assets from operations | 6 | 21 | 591 | 773 |
| Changes from principal transactions: | | | | |
| Premiums | 18 | 58 | 570 | 639 |
| Surrenders and withdrawals | - | (3) | (557) | (656) |
| Policy loans | (1) | (4) | (16) | (13) |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | - | (1) |
| Transfers between Divisions (including fixed account), net | (10) | 146 | 3,864 | 178 |
| Contract charges | - | - | (1) | (2) |
| Increase (decrease) in net assets derived from principal transactions | 7 | 197 | 3,860 | 145 |
| Total increase (decrease) in net assets | 13 | 218 | 4,451 | 918 |
| **Net assets at December 31, 2006** | $ 63 | $ 242 | $ 6,636 | $ 5,313 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | ING T. Rowe Price Equity Income Portfolio - Service 2 Class | ING Van Kampen Growth and Income Portfolio - Service Class | ING Van Kampen Growth and Income Portfolio - Service 2 Class | ING VP Index Plus International Equity Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) of investments | - | 2 | - | - |
| Net increase (decrease) in net assets from operations | - | 2 | - | - |
| Changes from principal transactions: | | | | |
| Premiums | 6 | 44 | - | - |
| Surrenders and withdrawals | - | - | - | - |
| Policy loans | - | - | - | - |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 5 | 98 | - | - |
| Contract charges | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | 11 | 142 | - | - |
| Total increase (decrease) in net assets | 11 | 144 | - | - |
| **Net assets at December 31, 2005** | 11 | 144 | - | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 31 | - | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 1,388 | - | 21 |
| Net unrealized appreciation (depreciation) of investments | 17 | 193 | 2 | 62 |
| Net increase (decrease) in net assets from operations | 20 | 1,612 | 2 | 84 |
| Changes from principal transactions: | | | | |
| Premiums | 154 | 922 | 17 | 3 |
| Surrenders and withdrawals | (6) | (2,201) | - | (84) |
| Policy loans | - | (13) | - | (2) |
| Annuity payments | - | - | - | - |
| Death benefits | - | (114) | - | - |
| Transfers between Divisions (including fixed account), net | 37 | 20,622 | 8 | 1,064 |
| Contract charges | - | (2) | - | (1) |
| Increase (decrease) in net assets derived from principal transactions | 185 | 19,214 | 25 | 980 |
| Total increase (decrease) in net assets | 205 | 20,826 | 27 | 1,064 |
| **Net assets at December 31, 2006** | $ 216 | $ 20,970 | $ 27 | $ 1,064 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | ING American Century Large Company Value Portfolio - Initial Class | ING American Century Large Company Value Portfolio - Service Class | ING American Century Select Portfolio - Initial Class | ING American Century Select Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (243) | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | - | - | 148 | - |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | - | - | 1,778 | - |
| Net increase (decrease) in net assets from operations | - | - | 1,683 | - |
| Changes from principal transactions: | | | | |
| Premiums | 29 | - | 1,282 | - |
| Surrenders and withdrawals | - | - | (2,198) | - |
| Policy loans | - | - | (38) | - |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | (70) | - |
| Transfers between Divisions | | | | |
| (including fixed account), net | 15 | - | 23,116 | - |
| Contract charges | - | - | (10) | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 44 | - | 22,082 | - |
| Total increase (decrease) in net assets | 44 | - | 23,765 | - |
| **Net assets at December 31, 2005** | 44 | - | 23,765 | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (25) | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 6 | - | 62 | - |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 11 | - | (826) | - |
| Net increase (decrease) in net assets from operations | 17 | - | (789) | - |
| Changes from principal transactions: | | | | |
| Premiums | 20 | 6 | 1,509 | - |
| Surrenders and withdrawals | - | - | (2,890) | - |
| Policy loans | (2) | - | (10) | - |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | (71) | - |
| Transfers between Divisions | | | | |
| (including fixed account), net | 66 | - | (1,168) | 9 |
| Contract charges | - | - | (8) | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 84 | 6 | (2,638) | 9 |
| Total increase (decrease) in net assets | 101 | 6 | (3,427) | 9 |
| **Net assets at December 31, 2006** | $ 145 | $ 6 | $ 20,338 | $ 9 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING American Century Small-Mid Cap Value Portfolio - Initial Class | ING American Century Small-Mid Cap Value Portfolio - Service Class | ING Baron Small Cap Growth Portfolio - Initial Class | ING Baron Small Cap Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 1,059 | $ - | $ 856 | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (12) | - | (34) | - |
| Total realized gain (loss) on investments and capital gains distributions | 193 | - | 161 | - |
| Net unrealized appreciation (depreciation) of investments | (98) | - | (36) | - |
| Net increase (decrease) in net assets from operations | 83 | - | 91 | - |
| Changes from principal transactions: | | | | |
| Premiums | 277 | 4 | 348 | - |
| Surrenders and withdrawals | (104) | - | (356) | - |
| Policy loans | (4) | - | (9) | - |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 162 | - | 1,030 | - |
| Contract charges | (1) | - | (1) | - |
| Increase (decrease) in net assets derived from principal transactions | 330 | 4 | 1,012 | - |
| Total increase (decrease) in net assets | 413 | 4 | 1,103 | - |
| **Net assets at December 31, 2005** | 1,472 | 4 | 1,959 | - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (22) | - | (33) | - |
| Total realized gain (loss) on investments and capital gains distributions | 29 | - | 79 | - |
| Net unrealized appreciation (depreciation) of investments | 198 | 1 | 246 | 3 |
| Net increase (decrease) in net assets from operations | 205 | 1 | 292 | 3 |
| Changes from principal transactions: | | | | |
| Premiums | 344 | 4 | 518 | 25 |
| Surrenders and withdrawals | (206) | - | (206) | - |
| Policy loans | (8) | - | (13) | - |
| Annuity payments | - | - | - | - |
| Death benefits | (1) | - | - | - |
| Transfers between Divisions (including fixed account), net | (101) | - | 395 | 19 |
| Contract charges | - | - | (1) | - |
| Increase (decrease) in net assets derived from principal transactions | 28 | 4 | 693 | 44 |
| Total increase (decrease) in net assets | 233 | 5 | 985 | 47 |
| **Net assets at December 31, 2006** | $ 1,705 | $ 9 | $ 2,944 | $ 47 |

*The accompanying notes are an integral part of these financial statements.*

63

# RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Davis Venture Value Portfolio - Initial Class | ING Davis Venture Value Portfolio - Service Class | ING Fidelity® VIP Contrafund® Portfolio - Service Class | ING Fidelity® VIP Equity-Income Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) of investments | - | - | 1 | - |
| Net increase (decrease) in net assets from operations | - | - | 1 | - |
| Changes from principal transactions: | | | | |
| Premiums | 27 | - | 6 | 4 |
| Surrenders and withdrawals | - | - | - | - |
| Policy loans | - | - | - | - |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 7 | - | 3 | 2 |
| Contract charges | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | 34 | - | 9 | 6 |
| Total increase (decrease) in net assets | 34 | - | 10 | 6 |
| **Net assets at December 31, 2005** | 34 | - | 10 | 6 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | - | (4) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 21 | - | 1 | - |
| Net unrealized appreciation (depreciation) of investments | 18 | - | 35 | 10 |
| Net increase (decrease) in net assets from operations | 36 | - | 32 | 9 |
| Changes from principal transactions: | | | | |
| Premiums | 73 | 1 | 431 | 66 |
| Surrenders and withdrawals | (18) | - | (7) | 11 |
| Policy loans | - | - | - | - |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 287 | 1 | 175 | 1 |
| Contract charges | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | 342 | 2 | 599 | 78 |
| Total increase (decrease) in net assets | 378 | 2 | 631 | 87 |
| **Net assets at December 31, 2006** | $ 412 | $ 2 | $ 641 | $ 93 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | ING Fidelity® VIP Growth Portfolio - Service Class | ING Fidelity® VIP Mid Cap Portfolio - Service Class | ING Fundamental Research Portfolio - Initial Class | ING Goldman Sachs® Capital Growth Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (4) | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | - |
| Net unrealized appreciation (depreciation) of investments | - | - | (39) | - |
| Net increase (decrease) in net assets from operations | - | - | (43) | - |
| Changes from principal transactions: | | | | |
| Premiums | - | 2 | 9 | - |
| Surrenders and withdrawals | - | - | (70) | - |
| Policy loans | - | - | - | - |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | (11) | - |
| Transfers between Divisions (including fixed account), net | - | - | 3,304 | - |
| Contract charges | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | - | 2 | 3,232 | - |
| Total increase (decrease) in net assets | - | 2 | 3,189 | - |
| **Net assets at December 31, 2005** | - | 2 | 3,189 | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (1) | (30) | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | 58 | - |
| Net unrealized appreciation (depreciation) of investments | - | 9 | 244 | - |
| Net increase (decrease) in net assets from operations | - | 8 | 272 | - |
| Changes from principal transactions: | | | | |
| Premiums | 5 | 156 | 96 | 4 |
| Surrenders and withdrawals | - | (7) | (926) | - |
| Policy loans | - | - | 5 | - |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | (7) | - |
| Transfers between Divisions (including fixed account), net | - | 39 | (126) | - |
| Contract charges | - | - | (1) | - |
| Increase (decrease) in net assets derived from principal transactions | 5 | 188 | (959) | 4 |
| Total increase (decrease) in net assets | 5 | 196 | (687) | 4 |
| **Net assets at December 31, 2006** | $ 5 | $ 198 | $ 2,502 | $ 4 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING JPMorgan International Portfolio - Initial Class | ING JPMorgan International Portfolio - Service Class | ING JPMorgan Mid Cap Value Portfolio - Initial Class | ING JPMorgan Mid Cap Value Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ 2,712 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | - | (38) | - |
| Total realized gain (loss) on investments and capital gains distributions | (6) | - | 591 | 1 |
| Net unrealized appreciation (depreciation) of investments | - | - | (226) | - |
| Net increase (decrease) in net assets from operations | (7) | - | 327 | 1 |
| Changes from principal transactions: | | | | |
| Premiums | 2 | - | 762 | 5 |
| Surrenders and withdrawals | - | - | (496) | - |
| Policy loans | - | - | (28) | - |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | (5) | - |
| Transfers between Divisions (including fixed account), net | 36 | - | 1,881 | 4 |
| Contract charges | - | - | (2) | - |
| Increase (decrease) in net assets derived from principal transactions | 38 | - | 2,112 | 9 |
| Total increase (decrease) in net assets | 31 | - | 2,439 | 10 |
| **Net assets at December 31, 2005** | 31 | - | 5,151 | 10 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | - | (76) | - |
| Total realized gain (loss) on investments and capital gains distributions | (39) | - | 140 | - |
| Net unrealized appreciation (depreciation) of investments | 17 | 1 | 712 | 5 |
| Net increase (decrease) in net assets from operations | (23) | 1 | 776 | 5 |
| Changes from principal transactions: | | | | |
| Premiums | 38 | 15 | 786 | 53 |
| Surrenders and withdrawals | (1) | - | (544) | - |
| Policy loans | (2) | - | (34) | - |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | (1) | - |
| Transfers between Divisions (including fixed account), net | 214 | 6 | (108) | 16 |
| Contract charges | - | - | (2) | - |
| Increase (decrease) in net assets derived from principal transactions | 249 | 21 | 97 | 69 |
| Total increase (decrease) in net assets | 226 | 22 | 873 | 74 |
| **Net assets at December 31, 2006** | $ 257 | $ 22 | $ 6,024 | $ 84 |

*The accompanying notes are an integral part of these financial statements.*

66

# RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class | ING Neuberger Berman Partners Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 1 | - | - | - |
| Net unrealized appreciation (depreciation) of investments | - | - | 1 | - |
| Net increase (decrease) in net assets from operations | 1 | - | 1 | - |
| Changes from principal transactions: | | | | |
| Premiums | 1 | - | 28 | - |
| Surrenders and withdrawals | - | - | - | - |
| Policy loans | - | - | - | - |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 7 | - | 35 | - |
| Contract charges | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | 8 | - | 63 | - |
| Total increase (decrease) in net assets | 9 | - | 64 | - |
| **Net assets at December 31, 2005** | 9 | - | 64 | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (278) | - | (1) | (188) |
| Total realized gain (loss) on investments and capital gains distributions | (97) | - | 1 | (128) |
| Net unrealized appreciation (depreciation) of investments | 1,089 | 1 | 3 | 998 |
| Net increase (decrease) in net assets from operations | 714 | 1 | 3 | 682 |
| Changes from principal transactions: | | | | |
| Premiums | 1,203 | 7 | 17 | 779 |
| Surrenders and withdrawals | (3,746) | 2 | 3 | (2,075) |
| Policy loans | (72) | - | 1 | (54) |
| Annuity payments | - | - | - | - |
| Death benefits | (31) | - | - | (6) |
| Transfers between Divisions (including fixed account), net | 30,399 | - | 2 | 20,586 |
| Contract charges | (10) | - | - | (3) |
| Increase (decrease) in net assets derived from principal transactions | 27,743 | 9 | 23 | 19,227 |
| Total increase (decrease) in net assets | 28,457 | 10 | 26 | 19,909 |
| **Net assets at December 31, 2006** | $ 28,466 | $ 10 | $ 90 | $ 19,909 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | ING OpCap Balanced Value Portfolio - Initial Class | ING OpCap Balanced Value Portfolio - Service Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Service Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ 651 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (75) | - |
| Total realized gain (loss) on investments and capital gains distributions | 1 | - | 1,445 | - |
| Net unrealized appreciation (depreciation) of investments | 1 | - | 7,764 | - |
| Net increase (decrease) in net assets from operations | 2 | - | 9,134 | - |
| Changes from principal transactions: | | | | |
| Premiums | 24 | - | 2,713 | 5 |
| Surrenders and withdrawals | - | - | (4,979) | - |
| Policy loans | - | - | (16) | - |
| Annuity payments | - | - | (2) | - |
| Death benefits | - | - | (155) | - |
| Transfers between Divisions (including fixed account), net | 23 | - | 45,874 | - |
| Contract charges | - | - | (17) | - |
| Increase (decrease) in net assets derived from principal transactions | 47 | - | 43,418 | 5 |
| Total increase (decrease) in net assets | 49 | - | 52,552 | 5 |
| **Net assets at December 31, 2005** | 49 | - | 53,203 | 5 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (780) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 3 | - | 1,600 | 1 |
| Net unrealized appreciation (depreciation) of investments | 9 | - | 7,741 | 23 |
| Net increase (decrease) in net assets from operations | 12 | - | 8,561 | 23 |
| Changes from principal transactions: | | | | |
| Premiums | 4 | 1 | 3,895 | 162 |
| Surrenders and withdrawals | (5) | - | (8,149) | (8) |
| Policy loans | - | - | (115) | - |
| Annuity payments | - | - | (2) | - |
| Death benefits | - | - | (271) | - |
| Transfers between Divisions (including fixed account), net | 106 | 1 | 5,594 | 41 |
| Contract charges | - | - | (21) | - |
| Increase (decrease) in net assets derived from principal transactions | 105 | 2 | 931 | 195 |
| Total increase (decrease) in net assets | 117 | 2 | 9,492 | 218 |
| **Net assets at December 31, 2006** | $ 166 | $ 2 | $ 62,695 | $ 223 |

*The accompanying notes are an integral part of these financial statements.*

## RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
## Statements of Changes in Net Assets
## For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Oppenheimer Strategic Income Portfolio - Service Class | ING PIMCO Total Return Portfolio - Initial Class | ING PIMCO Total Return Portfolio - Service Class | ING Pioneer High Yield Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ 1,381 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 9 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 29 | - | - |
| Net unrealized appreciation (depreciation) of investments | - | (21) | - | - |
| Net increase (decrease) in net assets from operations | - | 17 | - | - |
| Changes from principal transactions: | | | | |
| Premiums | - | 406 | 1 | - |
| Surrenders and withdrawals | - | (284) | - | - |
| Policy loans | - | (5) | - | - |
| Annuity payments | - | - | - | - |
| Death benefits | - | (5) | - | - |
| Transfers between Divisions (including fixed account), net | - | 1,614 | - | - |
| Contract charges | - | (1) | - | - |
| Increase (decrease) in net assets derived from principal transactions | - | 1,725 | 1 | - |
| Total increase (decrease) in net assets | - | 1,742 | 1 | - |
| **Net assets at December 31, 2005** | - | 3,123 | 1 | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 16 | - | 36 |
| Total realized gain (loss) on investments and capital gains distributions | - | 2 | - | 36 |
| Net unrealized appreciation (depreciation) of investments | 7 | 78 | - | 4 |
| Net increase (decrease) in net assets from operations | 6 | 96 | - | 76 |
| Changes from principal transactions: | | | | |
| Premiums | 107 | 464 | 41 | 37 |
| Surrenders and withdrawals | (3) | (928) | 2 | (1,527) |
| Policy loans | - | (3) | - | 1 |
| Annuity payments | - | - | - | - |
| Death benefits | - | (1) | - | - |
| Transfers between Divisions (including fixed account), net | 37 | 746 | (2) | 1,620 |
| Contract charges | - | (1) | - | - |
| Increase (decrease) in net assets derived from principal transactions | 141 | 277 | 41 | 131 |
| Total increase (decrease) in net assets | 147 | 373 | 41 | 207 |
| **Net assets at December 31, 2006** | $ 147 | $ 3,496 | $ 42 | $ 207 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Solution 2015 Portfolio - Service Class | ING Solution 2025 Portfolio - Service Class | ING Solution Income Portfolio - Service Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ - | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | (326) |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | 786 |
| Net unrealized appreciation (depreciation) of investments | - | - | - | 4,577 |
| Net increase (decrease) in net assets from operations | - | - | - | 5,037 |
| Changes from principal transactions: | | | | |
| Premiums | - | 3 | - | 1,759 |
| Surrenders and withdrawals | - | - | - | (2,509) |
| Policy loans | - | - | - | (148) |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | - | (107) |
| Transfers between Divisions (including fixed account), net | - | - | - | 29,857 |
| Contract charges | - | - | - | (22) |
| Increase (decrease) in net assets derived from principal transactions | - | 3 | - | 28,830 |
| Total increase (decrease) in net assets | - | 3 | - | 33,867 |
| **Net assets at December 31, 2005** | - | 3 | - | 33,867 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (3) | - | (782) |
| Total realized gain (loss) on investments and capital gains distributions | - | 2 | - | 2,871 |
| Net unrealized appreciation (depreciation) of investments | 5 | 56 | - | 245 |
| Net increase (decrease) in net assets from operations | 4 | 55 | - | 2,334 |
| Changes from principal transactions: | | | | |
| Premiums | 47 | 508 | 3 | 3,833 |
| Surrenders and withdrawals | 20 | 28 | - | (7,858) |
| Policy loans | - | - | - | (100) |
| Annuity payments | - | - | - | (1) |
| Death benefits | - | - | - | (169) |
| Transfers between Divisions (including fixed account), net | 2 | (1) | 3 | 33,349 |
| Contract charges | - | - | - | (32) |
| Increase (decrease) in net assets derived from principal transactions | 69 | 535 | 6 | 29,022 |
| Total increase (decrease) in net assets | 73 | 590 | 6 | 31,356 |
| **Net assets at December 31, 2006** | $ 73 | $ 593 | $ 6 | $ 65,223 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | ING T. Rowe Price Growth Equity Portfolio - Initial Class | ING T. Rowe Price Growth Equity Portfolio - Service Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ 1,535 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (18) | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 31 | - | 2 |
| Net unrealized appreciation (depreciation) of investments | - | 112 | - | - |
| Net increase (decrease) in net assets from operations | - | 125 | - | 2 |
| Changes from principal transactions: | | | | |
| Premiums | 4 | 521 | 1 | 1 |
| Surrenders and withdrawals | - | (150) | - | - |
| Policy loans | - | (6) | - | - |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | - | - |
| Transfers between Divisions (including fixed account), net | - | 466 | 5 | 14 |
| Contract charges | - | (3) | - | - |
| Increase (decrease) in net assets derived from principal transactions | 4 | 828 | 6 | 15 |
| Total increase (decrease) in net assets | 4 | 953 | 6 | 17 |
| **Net assets at December 31, 2005** | 4 | 2,488 | 6 | 17 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (32) | - | (8) |
| Total realized gain (loss) on investments and capital gains distributions | - | 67 | - | (13) |
| Net unrealized appreciation (depreciation) of investments | 1 | 289 | 1 | 471 |
| Net increase (decrease) in net assets from operations | 1 | 324 | 1 | 450 |
| Changes from principal transactions: | | | | |
| Premiums | 12 | 534 | 6 | 286 |
| Surrenders and withdrawals | - | (252) | - | (747) |
| Policy loans | - | (6) | - | (13) |
| Annuity payments | - | - | - | - |
| Death benefits | - | (8) | - | (11) |
| Transfers between Divisions (including fixed account), net | (7) | 75 | 2 | 5,787 |
| Contract charges | - | (2) | - | (1) |
| Increase (decrease) in net assets derived from principal transactions | 5 | 341 | 8 | 5,301 |
| Total increase (decrease) in net assets | 6 | 665 | 9 | 5,751 |
| **Net assets at December 31, 2006** | $ 10 | $ 3,153 | $ 15 | $ 5,768 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING UBS U.S. Large Cap Equity Portfolio - Service Class | ING Van Kampen Comstock Portfolio - Initial Class | ING Van Kampen Comstock Portfolio - Service Class | ING Van Kampen Equity and Income Portfolio - Initial Class |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ 2,136 | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (25) | - | (1) |
| Total realized gain (loss) on investments and capital gains distributions | - | 162 | - | - |
| Net unrealized appreciation (depreciation) of investments | - | (9) | - | 7 |
| Net increase (decrease) in net assets from operations | - | 128 | - | 6 |
| Changes from principal transactions: | | | | |
| Premiums | - | 966 | 1 | 35 |
| Surrenders and withdrawals | - | (264) | - | - |
| Policy loans | - | (28) | - | - |
| Annuity payments | - | - | - | - |
| Death benefits | - | (3) | - | - |
| Transfers between Divisions (including fixed account), net | - | 1,456 | - | 272 |
| Contract charges | - | (2) | - | - |
| Increase (decrease) in net assets derived from principal transactions | - | 2,125 | 1 | 307 |
| Total increase (decrease) in net assets | - | 2,253 | 1 | 313 |
| **Net assets at December 31, 2005** | - | 4,389 | 1 | 313 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (21) | (1) | 153 |
| Total realized gain (loss) on investments and capital gains distributions | - | 338 | 3 | 531 |
| Net unrealized appreciation (depreciation) of investments | - | 374 | 4 | 457 |
| Net increase (decrease) in net assets from operations | - | 691 | 6 | 1,141 |
| Changes from principal transactions: | | | | |
| Premiums | - | 911 | 60 | 645 |
| Surrenders and withdrawals | - | (658) | (2) | (1,735) |
| Policy loans | - | (36) | - | (4) |
| Annuity payments | - | - | - | - |
| Death benefits | - | (1) | - | (87) |
| Transfers between Divisions (including fixed account), net | - | 437 | 8 | 15,655 |
| Contract charges | - | (2) | - | (2) |
| Increase (decrease) in net assets derived from principal transactions | - | 651 | 66 | 14,472 |
| Total increase (decrease) in net assets | - | 1,342 | 72 | 15,613 |
| **Net assets at December 31, 2006** | $ - | $ 5,731 | $ 73 | $ 15,926 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Van Kampen Equity and Income Portfolio - Service Class | ING VP Strategic Allocation Conservative Portfolio - Class I | ING VP Strategic Allocation Growth Portfolio - Class I | ING VP Strategic Allocation Moderate Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ 556 | $ 197 | $ 845 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 1 | (1) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | - | 11 | 7 | 14 |
| Net unrealized appreciation (depreciation) of investments | 1 | (6) | 20 | 21 |
| Net increase (decrease) in net assets from operations | 1 | 6 | 26 | 36 |
| Changes from principal transactions: | | | | |
| Premiums | 8 | 89 | 173 | 238 |
| Surrenders and withdrawals | - | (67) | (4) | (58) |
| Policy loans | - | (3) | (6) | (17) |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 5 | (182) | 342 | 207 |
| Contract charges | - | 1 | - | (1) |
| Increase (decrease) in net assets derived from principal transactions | 13 | (162) | 505 | 369 |
| Total increase (decrease) in net assets | 14 | (156) | 531 | 405 |
| **Net assets at December 31, 2005** | 14 | 400 | 728 | 1,250 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 3 | (3) | (2) |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 23 | 62 | 138 |
| Net unrealized appreciation (depreciation) of investments | 7 | 21 | 72 | 54 |
| Net increase (decrease) in net assets from operations | 8 | 47 | 131 | 190 |
| Changes from principal transactions: | | | | |
| Premiums | 89 | 110 | 499 | 453 |
| Surrenders and withdrawals | (1) | (22) | (248) | (1,349) |
| Policy loans | - | - | (19) | (36) |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | - | (5) |
| Transfers between Divisions (including fixed account), net | 33 | 293 | 251 | 1,299 |
| Contract charges | - | - | (1) | - |
| Increase (decrease) in net assets derived from principal transactions | 121 | 381 | 482 | 362 |
| Total increase (decrease) in net assets | 129 | 428 | 613 | 552 |
| **Net assets at December 31, 2006** | $ 143 | $ 828 | $ 1,341 | $ 1,802 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | ING VP Global Science and Technology Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class I | ING VP Index Plus MidCap Portfolio - Class I | ING VP Index Plus SmallCap Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 88 | $ 1,134 | $ 2,440 | $ 1,809 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (1) | (50) | (41) |
| Total realized gain (loss) on investments and capital gains distributions | 10 | 18 | 477 | 328 |
| Net unrealized appreciation (depreciation) of investments | (5) | 54 | 140 | (19) |
| Net increase (decrease) in net assets from operations | 4 | 71 | 567 | 268 |
| Changes from principal transactions: | | | | |
| Premiums | 32 | 308 | 794 | 586 |
| Surrenders and withdrawals | (8) | (65) | (640) | (595) |
| Policy loans | (6) | (2) | (11) | (12) |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | (41) | - |
| Transfers between Divisions (including fixed account), net | (29) | 383 | 4,992 | 4,047 |
| Contract charges | - | (1) | (1) | - |
| Increase (decrease) in net assets derived from principal transactions | (11) | 623 | 5,093 | 4,026 |
| Total increase (decrease) in net assets | (7) | 694 | 5,660 | 4,294 |
| **Net assets at December 31, 2005** | 81 | 1,828 | 8,100 | 6,103 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | (31) | (79) | (79) |
| Total realized gain (loss) on investments and capital gains distributions | 3 | 67 | 827 | 524 |
| Net unrealized appreciation (depreciation) of investments | 4 | 396 | (96) | 354 |
| Net increase (decrease) in net assets from operations | 4 | 432 | 652 | 799 |
| Changes from principal transactions: | | | | |
| Premiums | 48 | 441 | 1,173 | 702 |
| Surrenders and withdrawals | (9) | (328) | (1,290) | (992) |
| Policy loans | (2) | (44) | (31) | (2) |
| Annuity payments | - | - | - | - |
| Death benefits | - | (9) | (15) | (14) |
| Transfers between Divisions (including fixed account), net | 93 | 2,349 | 1,767 | 1,824 |
| Contract charges | - | (1) | (2) | (1) |
| Increase (decrease) in net assets derived from principal transactions | 130 | 2,408 | 1,602 | 1,517 |
| Total increase (decrease) in net assets | 134 | 2,840 | 2,254 | 2,316 |
| **Net assets at December 31, 2006** | $ 215 | $ 4,668 | $ 10,354 | $ 8,419 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING VP International Equity Portfolio - Class I | ING VP Small Company Portfolio - Class I | ING VP Value Opportunity Portfolio - Class I | ING VP Financial Services Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ - | $ - | $ - | $ 38 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (1) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | - | - | - | 2 |
| Net unrealized appreciation (depreciation) of investments | - | - | (5) | 1 |
| Net increase (decrease) in net assets from operations | - | - | (6) | 2 |
| Changes from principal transactions: | | | | |
| Premiums | - | - | 8 | 9 |
| Surrenders and withdrawals | - | - | (14) | - |
| Policy loans | - | - | (1) | - |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | - | - |
| Transfers between Divisions (including fixed account), net | - | - | 1,093 | 41 |
| Contract charges | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | - | - | 1,086 | 50 |
| Total increase (decrease) in net assets | - | - | 1,080 | 52 |
| **Net assets at December 31, 2005** | - | - | 1,080 | 90 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | 9 | 6 |
| Net unrealized appreciation (depreciation) of investments | 1 | 1 | 140 | 18 |
| Net increase (decrease) in net assets from operations | 1 | 1 | 149 | 24 |
| Changes from principal transactions: | | | | |
| Premiums | 8 | 18 | 117 | 31 |
| Surrenders and withdrawals | 5 | 1 | (169) | (18) |
| Policy loans | - | - | (13) | - |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 2 | - | (15) | 180 |
| Contract charges | - | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | 15 | 19 | (80) | 193 |
| Total increase (decrease) in net assets | 16 | 20 | 69 | 217 |
| **Net assets at December 31, 2006** | $ 16 | $ 20 | $ 1,149 | $ 307 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | ING VP High Yield Bond Portfolio - Class I | ING VP International Value Portfolio - Class I | ING VP MidCap Opportunities Portfolio - Class I | ING VP Real Estate Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 13,321 | $ 25,772 | $ 38,521 | $ 952 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 342 | 258 | (511) | 23 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (22) | 4,335 | 461 | 112 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (287) | (2,636) | 3,060 | 115 |
| Net increase (decrease) in net assets from operations | 33 | 1,957 | 3,010 | 250 |
| Changes from principal transactions: | | | | |
| Premiums | 528 | 2,230 | 2,876 | 458 |
| Surrenders and withdrawals | (1,322) | (3,274) | (4,309) | (266) |
| Policy loans | (16) | (93) | (37) | 5 |
| Annuity payments | - | - | - | - |
| Death benefits | (1) | (66) | (68) | - |
| Transfers between Divisions | | | | |
| (including fixed account), net | (7,063) | 272 | (3,126) | 1,015 |
| Contract charges | - | (9) | (22) | (1) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (7,874) | (940) | (4,686) | 1,211 |
| Total increase (decrease) in net assets | (7,841) | 1,017 | (1,676) | 1,461 |
| **Net assets at December 31, 2005** | 5,480 | 26,789 | 36,845 | 2,413 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 297 | 280 | (506) | 39 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (27) | 3,000 | 1,224 | 702 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 146 | 3,442 | 1,481 | 323 |
| Net increase (decrease) in net assets from operations | 416 | 6,722 | 2,199 | 1,064 |
| Changes from principal transactions: | | | | |
| Premiums | 415 | 1,846 | 2,419 | 591 |
| Surrenders and withdrawals | (1,075) | (4,857) | (5,584) | (519) |
| Policy loans | (30) | (84) | (72) | (32) |
| Annuity payments | - | - | - | - |
| Death benefits | (12) | (92) | (44) | - |
| Transfers between Divisions | | | | |
| (including fixed account), net | 631 | (2,237) | (2,002) | 1,434 |
| Contract charges | - | (7) | (16) | (1) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (71) | (5,431) | (5,299) | 1,473 |
| Total increase (decrease) in net assets | 345 | 1,291 | (3,100) | 2,537 |
| **Net assets at December 31, 2006** | $ 5,825 | $ 28,080 | $ 33,745 | $ 4,950 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING VP SmallCap Opportunities Portfolio - Class I | ING VP Balanced Portfolio - Class I | ING VP Intermediate Bond Portfolio - Class I | ING VP Money Market Portfolio - Class I |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 22,696 | $ - | $ - | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (291) | - | 1 | - |
| Total realized gain (loss) on investments and capital gains distributions | 1,328 | - | - | - |
| Net unrealized appreciation (depreciation) of investments | 403 | - | (1) | - |
| Net increase (decrease) in net assets from operations | 1,440 | - | - | - |
| Changes from principal transactions: | | | | |
| Premiums | 1,707 | 27 | 4 | 34 |
| Surrenders and withdrawals | (2,275) | - | - | - |
| Policy loans | (65) | - | - | - |
| Annuity payments | - | - | - | - |
| Death benefits | (52) | - | - | - |
| Transfers between Divisions (including fixed account), net | (2,483) | 5 | 20 | (34) |
| Contract charges | (20) | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | (3,188) | 32 | 24 | - |
| Total increase (decrease) in net assets | (1,748) | 32 | 24 | - |
| **Net assets at December 31, 2005** | 20,948 | 32 | 24 | - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (290) | (14) | 25 | (2) |
| Total realized gain (loss) on investments and capital gains distributions | 1,718 | 1 | - | 4 |
| Net unrealized appreciation (depreciation) of investments | 733 | 87 | (4) | 4 |
| Net increase (decrease) in net assets from operations | 2,161 | 74 | 21 | 6 |
| Changes from principal transactions: | | | | |
| Premiums | 1,376 | 30 | 157 | 1,138 |
| Surrenders and withdrawals | (3,157) | (171) | (12) | 14 |
| Policy loans | (49) | (2) | (5) | (16) |
| Annuity payments | - | - | - | - |
| Death benefits | (45) | (12) | - | - |
| Transfers between Divisions (including fixed account), net | (1,376) | 1,633 | 577 | (903) |
| Contract charges | (12) | (1) | - | - |
| Increase (decrease) in net assets derived from principal transactions | (3,263) | 1,477 | 717 | 233 |
| Total increase (decrease) in net assets | (1,102) | 1,551 | 738 | 239 |
| **Net assets at December 31, 2006** | $ 19,846 | $ 1,583 | $ 762 | $ 239 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING VP Natural Resources Trust | Janus Aspen Series International Growth Portfolio - Institutional Shares | Lord Abbett Series Fund - Growth and Income Portfolio - Class VC | Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 945 | $ 21,227 | $ - | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (52) | (43) | 1 | - |
| Total realized gain (loss) on investments and capital gains distributions | 929 | 4,640 | 8 | 22 |
| Net unrealized appreciation (depreciation) of investments | 449 | 1,170 | (7) | (15) |
| Net increase (decrease) in net assets from operations | 1,326 | 5,767 | 2 | 7 |
| Changes from principal transactions: | | | | |
| Premiums | 339 | 1,384 | 38 | 47 |
| Surrenders and withdrawals | (745) | (2,308) | (7) | (4) |
| Policy loans | (23) | (22) | - | - |
| Annuity payments | - | - | - | - |
| Death benefits | - | (29) | - | - |
| Transfers between Divisions (including fixed account), net | 3,481 | (2,303) | 103 | 398 |
| Contract charges | (1) | (10) | 1 | 1 |
| Increase (decrease) in net assets derived from principal transactions | 3,051 | (3,288) | 135 | 442 |
| Total increase (decrease) in net assets | 4,377 | 2,479 | 137 | 449 |
| **Net assets at December 31, 2005** | 5,322 | 23,706 | 137 | 449 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (102) | (123) | 4 | (6) |
| Total realized gain (loss) on investments and capital gains distributions | 1,252 | 11,589 | 27 | 88 |
| Net unrealized appreciation (depreciation) of investments | (88) | (5,500) | 23 | 19 |
| Net increase (decrease) in net assets from operations | 1,062 | 5,966 | 54 | 101 |
| Changes from principal transactions: | | | | |
| Premiums | 933 | 465 | 84 | 195 |
| Surrenders and withdrawals | (1,124) | (906) | (45) | (40) |
| Policy loans | (19) | (69) | (22) | (2) |
| Annuity payments | - | - | - | - |
| Death benefits | - | (3) | - | - |
| Transfers between Divisions (including fixed account), net | 2,120 | (29,155) | 563 | 480 |
| Contract charges | (3) | (4) | - | - |
| Increase (decrease) in net assets derived from principal transactions | 1,907 | (29,672) | 580 | 633 |
| Total increase (decrease) in net assets | 2,969 | (23,706) | 634 | 734 |
| **Net assets at December 31, 2006** | $ 8,291 | $ - | $ 771 | $ 1,183 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I | Neuberger Berman AMT Partners Portfolio® - Class I | Neuberger Berman AMT Socially Responsive Portfolio® - Class I | Oppenheimer Main Street Small Cap Fund®/VA |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 12,146 | $ 17,275 | $ 2,904 | $ - |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 152 | (83) | (42) | - |
| Total realized gain (loss) on investments and capital gains distributions | (56) | 1,124 | 125 | - |
| Net unrealized appreciation (depreciation) of investments | (94) | 1,981 | 85 | - |
| Net increase (decrease) in net assets from operations | 2 | 3,022 | 168 | - |
| Changes from principal transactions: | | | | |
| Premiums | 1,006 | 1,510 | 421 | 3 |
| Surrenders and withdrawals | (1,524) | (3,826) | (289) | - |
| Policy loans | (26) | (37) | (34) | - |
| Annuity payments | - | - | - | - |
| Death benefits | (9) | (163) | - | - |
| Transfers between Divisions (including fixed account), net | 557 | 2,708 | 85 | - |
| Contract charges | (4) | (9) | (3) | - |
| Increase (decrease) in net assets derived from principal transactions | - | 183 | 180 | 3 |
| Total increase (decrease) in net assets | 2 | 3,205 | 348 | 3 |
| **Net assets at December 31, 2005** | 12,148 | 20,480 | 3,252 | 3 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (50) | (98) | (40) | (1) |
| Total realized gain (loss) on investments and capital gains distributions | (393) | 6,060 | 223 | - |
| Net unrealized appreciation (depreciation) of investments | 483 | (4,539) | 188 | 7 |
| Net increase (decrease) in net assets from operations | 40 | 1,423 | 371 | 6 |
| Changes from principal transactions: | | | | |
| Premiums | 343 | 489 | 381 | 77 |
| Surrenders and withdrawals | (642) | (866) | (415) | (5) |
| Policy loans | 18 | (7) | 22 | - |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | (2) | - |
| Transfers between Divisions (including fixed account), net | (11,906) | (21,517) | (192) | 25 |
| Contract charges | (1) | (2) | (1) | - |
| Increase (decrease) in net assets derived from principal transactions | (12,188) | (21,903) | (207) | 97 |
| Total increase (decrease) in net assets | (12,148) | (20,480) | 164 | 103 |
| **Net assets at December 31, 2006** | $ - | $ - | $ 3,416 | $ 106 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | PIMCO Real Return Portfolio - Administrative Class | Pioneer Equity Income VCT Portfolio - Class I | Pioneer High Yield VCT Portfolio - Class I | Premier VIT OpCap Equity Portfolio |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 770 | $ - | $ 1,926 | $ 5,721 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 27 | - | 32 | (59) |
| Total realized gain (loss) on investments and capital gains distributions | 9 | - | 5 | 673 |
| Net unrealized appreciation (depreciation) of investments | (23) | - | (36) | (326) |
| Net increase (decrease) in net assets from operations | 13 | - | 1 | 288 |
| Changes from principal transactions: | | | | |
| Premiums | 397 | 27 | 162 | 570 |
| Surrenders and withdrawals | (255) | (1) | (40) | (662) |
| Policy loans | (8) | - | (2) | (11) |
| Annuity payments | - | - | - | - |
| Death benefits | (43) | - | - | (30) |
| Transfers between Divisions (including fixed account), net | 967 | 22 | (1,065) | (53) |
| Contract charges | (2) | - | (1) | (2) |
| Increase (decrease) in net assets derived from principal transactions | 1,056 | 48 | (946) | (188) |
| Total increase (decrease) in net assets | 1,069 | 48 | (945) | 100 |
| **Net assets at December 31, 2005** | 1,839 | 48 | 981 | 5,821 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 50 | 7 | 46 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 12 | 3 | 10 | 947 |
| Net unrealized appreciation (depreciation) of investments | (71) | 65 | 25 | (576) |
| Net increase (decrease) in net assets from operations | (9) | 75 | 81 | 370 |
| Changes from principal transactions: | | | | |
| Premiums | 248 | 156 | 213 | 151 |
| Surrenders and withdrawals | (338) | (6) | (131) | (254) |
| Policy loans | (3) | (3) | (2) | (3) |
| Annuity payments | - | - | - | - |
| Death benefits | - | - | - | (4) |
| Transfers between Divisions (including fixed account), net | (204) | 807 | 209 | (6,081) |
| Contract charges | (1) | - | - | - |
| Increase (decrease) in net assets derived from principal transactions | (298) | 954 | 289 | (6,191) |
| Total increase (decrease) in net assets | (307) | 1,029 | 370 | (5,821) |
| **Net assets at December 31, 2006** | $ 1,532 | $ 1,077 | $ 1,351 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## SEPARATE ACCOUNT N
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | Premier VIT OpCap Global Equity Portfolio | Premier VIT OpCap Managed Portfolio | Premier VIT OpCap Small Cap Portfolio | Wanger Select |
|---|---|---|---|---|
| **Net assets at January 1, 2005** | $ 5,205 | $ 18,632 | $ 30,151 | $ 1,007 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (62) | (38) | (365) | (19) |
| Total realized gain (loss) on investments and capital gains distributions | 232 | 1,546 | 4,937 | 105 |
| Net unrealized appreciation (depreciation) of investments | 195 | (822) | (5,258) | 58 |
| Net increase (decrease) in net assets from operations | 365 | 686 | (686) | 144 |
| Changes from principal transactions: | | | | |
| Premiums | 789 | 1,288 | 2,197 | 170 |
| Surrenders and withdrawals | (591) | (2,588) | (3,926) | (122) |
| Policy loans | (9) | (47) | (66) | 3 |
| Annuity payments | - | - | - | - |
| Death benefits | (118) | (50) | (135) | - |
| Transfers between Divisions (including fixed account), net | 819 | (1,215) | (3,037) | 149 |
| Contract charges | (3) | (7) | (11) | 1 |
| Increase (decrease) in net assets derived from principal transactions | 887 | (2,619) | (4,978) | 201 |
| Total increase (decrease) in net assets | 1,252 | (1,933) | (5,664) | 345 |
| **Net assets at December 31, 2005** | 6,457 | 16,699 | 24,487 | 1,352 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 26 | 210 | (119) | (19) |
| Total realized gain (loss) on investments and capital gains distributions | 1,729 | 1,490 | 6,018 | 82 |
| Net unrealized appreciation (depreciation) of investments | (1,076) | (1,107) | (1,682) | 272 |
| Net increase (decrease) in net assets from operations | 679 | 593 | 4,217 | 335 |
| Changes from principal transactions: | | | | |
| Premiums | 208 | 434 | 748 | 272 |
| Surrenders and withdrawals | (296) | (552) | (1,160) | (289) |
| Policy loans | - | (22) | (20) | (8) |
| Annuity payments | - | - | - | - |
| Death benefits | (3) | (4) | (2) | (1) |
| Transfers between Divisions (including fixed account), net | (7,044) | (17,147) | (28,267) | 980 |
| Contract charges | (1) | (1) | (3) | - |
| Increase (decrease) in net assets derived from principal transactions | (7,136) | (17,292) | (28,704) | 954 |
| Total increase (decrease) in net assets | (6,457) | (16,699) | (24,487) | 1,289 |
| **Net assets at December 31, 2006** | $ - | $ - | $ - | $ 2,641 |

*The accompanying notes are an integral part of these financial statements.*

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

|  | Wanger U.S. Smaller Companies |
|---|---|
| **Net assets at January 1, 2005** | $      421 |
|  |  |
| **Increase (decrease) in net assets** |  |
| Operations: |  |
| Net investment income (loss) | (12) |
| Total realized gain (loss) on investments and capital gains distributions | 43 |
| Net unrealized appreciation (depreciation) of investments | 73 |
| Net increase (decrease) in net assets from operations | 104 |
| Changes from principal transactions: |  |
| Premiums | 209 |
| Surrenders and withdrawals | (70) |
| Policy loans | - |
| Annuity payments | - |
| Death benefits | - |
| Transfers between Divisions (including fixed account), net | 650 |
| Contract charges | (1) |
| Increase (decrease) in net assets derived from principal transactions | 788 |
| Total increase (decrease) in net assets | 892 |
| **Net assets at December 31, 2005** | 1,313 |
|  |  |
| **Increase (decrease) in net assets** |  |
| Operations: |  |
| Net investment income (loss) | (20) |
| Total realized gain (loss) on investments and capital gains distributions | 102 |
| Net unrealized appreciation (depreciation) of investments | 15 |
| Net increase (decrease) in net assets from operations | 97 |
| Changes from principal transactions: |  |
| Premiums | 438 |
| Surrenders and withdrawals | (238) |
| Policy loans | (5) |
| Annuity payments | - |
| Death benefits | - |
| Transfers between Divisions (including fixed account), net | 156 |
| Contract charges | (1) |
| Increase (decrease) in net assets derived from principal transactions | 350 |
| Total increase (decrease) in net assets | 447 |
| **Net assets at December 31, 2006** | $      1,760 |

*The accompanying notes are an integral part of these financial statements.*

1.      **Organization**

ReliaStar Life Insurance Company Separate Account N (the "Account"), formerly Northern Life Separate Account One, was established by Northern Life Insurance Company ("Northern Life") to support the operations of variable annuity contracts ("Contracts").  In 2002, Northern Life merged with ReliaStar Life Insurance Company ("ReliaStar Life" or the "Company").  The Company is an indirect wholly owned subsidiary ING America Insurance Holding Inc. ("ING AIH").  ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.  ReliaStar Life provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or a fixed account, which is not part of the Account, as directed by the contractowners.  The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ReliaStar Life may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ReliaStar Life.  The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ReliaStar Life.

At December 31, 2006, the Account had 108 investment divisions (the "Divisions"), 15 of which invest in independently managed mutual funds and 93 of which invest in mutual funds advised by affiliates, either ING Investments, LLC or Directed Services, LLC.  The assets in each Division are invested in shares of a designated mutual fund ("Fund") of various investment trusts (the "Trusts").  Investment Divisions with asset balances at December 31, 2006, and related Trusts are as follows:

Fidelity® Variable Insurance Products:
   Fidelity® VIP Equity-Income Portfolio - Initial Class
   Fidelity® VIP Money Market Portfolio - Initial Class
Fidelity® Variable Insurance Products II:
   Fidelity® VIP Contrafund® Portfolio - Initial Class
   Fidelity® VIP Index 500 Portfolio - Initial Class
   Fidelity® VIP Investment Grade Bond
      Portfolio - Initial Class
Franklin Templeton Variable Insurance Products Trust:
   Franklin Small Cap Value Securities Fund - Class 2*
ING Investors Trust:
   ING AllianceBernstein Mid Cap Growth
      Portfolio - Service Class*
   ING BlackRock Large Cap Growth
      Portfolio - Service 2 Class**
   ING FMR$^{SM}$ Diversified Mid Cap
      Portfolio - Institutional Class**
   ING FMR$^{SM}$ Diversified Mid Cap
      Portfolio - Service Class*

ING Investors Trust (continued):
   ING FMR$^{SM}$ Large Cap Growth
      Portfolio - Institutional Class**
   ING JPMorgan Emerging Markets Equity
      Portfolio - Service Class*
   ING JPMorgan Small Cap Core Equity
      Portfolio - Institutional Class*
   ING Julius Baer Foreign Portfolio - Service Class
   ING Julius Baer Foreign Portfolio - Service 2 Class*
   ING Legg Mason Value
      Portfolio - Institutional Class*
   ING Legg Mason Value Portfolio - Service 2 Class**
   ING Limited Maturity Bond
      Portfolio - Service Class*
   ING Liquid Assets Portfolio - Institutional Class*
   ING Lord Abbett Affiliated
      Portfolio - Institutional Class**
   ING Marsico Growth Portfolio - Service Class*
   ING Marsico Growth Portfolio - Service 2 Class*

ING Investors Trust (continued):
  ING Marsico International Opportunities
    Portfolio - Institutional Class*
  ING MFS Total Return Portfolio - Service Class
  ING MFS Total Return Portfolio - Service 2 Class**
  ING Pioneer Fund Portfolio - Service Class*
  ING Pioneer Mid Cap Value
    Portfolio - Service Class*
  ING Stock Index Portfolio - Institutional Class*
  ING T. Rowe Price Capital Appreciation
    Portfolio - Service Class*
  ING T. Rowe Price Equity Income
    Portfolio - Service Class
  ING T. Rowe Price Equity Income
    Portfolio - Service 2 Class*
  ING Van Kampen Growth and Income
    Portfolio - Service Class*
  ING Van Kampen Growth and Income
    Portfolio - Service 2 Class**
  ING VP Index Plus International Equity
    Portfolio - Service Class**
ING Partners, Inc.:
  ING American Century Large Company Value
    Portfolio - Initial Class*
  ING American Century Large Company Value
    Portfolio - Service Class**
  ING American Century Select
    Portfolio - Initial Class*
  ING American Century Select
    Portfolio - Service Class**
  ING American Century Small-Mid Cap Value
    Portfolio - Initial Class
  ING American Century Small-Mid Cap Value
    Portfolio - Service Class*
  ING Baron Small Cap Growth Portfolio - Initial Class
  ING Baron Small Cap Growth
    Portfolio - Service Class*
  ING Davis Venture Value Portfolio - Initial Class*
  ING Davis Venture Value Portfolio - Service Class**
  ING Fidelity® VIP Contrafund®
    Portfolio - Service Class*
  ING Fidelity® VIP Equity-Income
    Portfolio - Service Class*
  ING Fidelity® VIP Growth Portfolio - Service Class*
  ING Fidelity® VIP Mid Cap
    Portfolio - Service Class*
  ING Fundamental Research Portfolio - Initial Class*
  ING Goldman Sachs® Capital Growth
    Portfolio - Service Class**
  ING JPMorgan International Portfolio - Initial Class*
  ING JPMorgan International
    Portfolio - Service Class**
  ING JPMorgan Mid Cap Value
    Portfolio - Initial Class
  ING JPMorgan Mid Cap Value
    Portfolio - Service Class*

ING Partners, Inc. (continued):
  ING Legg Mason Partners Aggressive Growth
    Portfolio - Initial Class*
  ING Legg Mason Partners Aggressive Growth
    Portfolio - Service Class**
  ING Legg Mason Partners Large Cap Growth
    Portfolio - Initial Class*
  ING Neuberger Berman Partners
    Portfolio - Initial Class**
  ING OpCap Balanced Value Portfolio - Initial Class*
  ING OpCap Balanced Value
    Portfolio - Service Class**
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Service Class*
  ING Oppenheimer Strategic Income
    Portfolio - Service Class**
  ING PIMCO Total Return Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Service Class*
  ING Pioneer High Yield Portfolio - Initial Class**
  ING Solution 2015 Portfolio - Service Class**
  ING Solution 2025 Portfolio - Service Class*
  ING Solution Income Portfolio - Service Class**
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class*
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Service Class*
  ING T. Rowe Price Growth Equity
    Portfolio - Initial Class
  ING T. Rowe Price Growth Equity
    Portfolio - Service Class*
  ING UBS U.S. Large Cap Equity
    Portfolio - Initial Class*
  ING UBS U.S. Large Cap Equity
    Portfolio - Service Class**
  ING Van Kampen Comstock Portfolio - Initial Class
  ING Van Kampen Comstock
    Portfolio - Service Class*
  ING Van Kampen Equity and Income
    Portfolio - Initial Class*
  ING Van Kampen Equity and Income
    Portfolio - Service Class*
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Conservative
    Portfolio - Class I
  ING VP Strategic Allocation Growth
    Portfolio - Class I
  ING VP Strategic Allocation Moderate
    Portfolio - Class I
ING Variable Portfolios, Inc.:
  ING VP Global Science and Technology
    Portfolio - Class I
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP International Equity Portfolio - Class I**
  ING VP Small Company Portfolio - Class I*
  ING VP Value Opportunity Portfolio - Class I*

ING Variable Products Trust:
   ING VP Financial Services Portfolio - Class I
   ING VP High Yield Bond Portfolio - Class I
   ING VP International Value Portfolio - Class I
   ING VP MidCap Opportunities Portfolio - Class I
   ING VP Real Estate Portfolio - Class I
   ING VP SmallCap Opportunities Portfolio - Class I
ING VP Balanced Portfolio, Inc.:
   ING VP Balanced Portfolio - Class I*
ING VP Intermediate Bond Portfolio:
   ING VP Intermediate Bond Portfolio - Class I*
ING VP Money Market Portfolio:
   ING VP Money Market Portfolio - Class I**
ING VP Natural Resources Trust:
   ING VP Natural Resources Trust
Lord Abbett Series Fund, Inc.:
   Lord Abbett Series Fund - Growth and Income
     Portfolio - Class VC*
   Lord Abbett Series Fund - Mid-Cap Value
     Portfolio - Class VC*

Neuberger Berman Advisers Management Trust:
   Neuberger Berman AMT Socially Responsive
     Portfolio® - Class I
Oppenheimer Variable Account Funds:
   Oppenheimer Main Street Small Cap Fund®/VA*
PIMCO Variable Insurance Trust:
   PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
   Pioneer Equity Income VCT Portfolio - Class I*
   Pioneer High Yield VCT Portfolio - Class I
Wanger Advisors Trust:
   Wanger Select
   Wanger U.S. Smaller Companies

\*    Division became available in 2005
\*\*   Division became available in 2006

The names of certain Divisions and Trusts were changed during 2006.  The following is a summary of current and former names for those Divisions and Trusts:

| Current Name | Former Name |
| --- | --- |
| ING Investors Trust: | ING Investors Trust: |
| ING BlackRock Large Cap Growth<br>   Portfolio - Service 2 Class | ING Mercury Large Cap Growth Portfolio - Service 2 Class |
| ING JPMorgan Small Cap Core Equity<br>   Portfolio - Institutional Class | ING JPMorgan Small Cap Equity<br>   Portfolio - Institutional Class |
| ING Partners, Inc.: | ING Partners, Inc.: |
| ING American Century Small-Mid Cap Value<br>   Portfolio - Initial Class | ING American Century Small Cap Value<br>   Portfolio - Initial Class |
| ING American Century Small-Mid Cap Value<br>   Portfolio - Service Class | ING American Century Small Cap Value<br>   Portfolio - Service Class |
| ING JPMorgan International Portfolio - Initial Class | ING JPMorgan Fleming International<br>   Portfolio - Initial Class |
| ING JPMorgan International Portfolio - Service Class | ING JPMorgan Fleming International<br>   Portfolio - Service Class |
| ING Legg Mason Partners Aggressive Growth<br>   Portfolio - Initial Class | ING Salomon Brothers Aggressive Growth<br>   Portfolio - Initial Class |
| ING Legg Mason Partners Aggressive Growth<br>   Portfolio - Service Class | ING Salomon Brothers Aggressive Growth<br>   Portfolio - Service Class |
| ING Legg Mason Partners Large Cap Growth<br>   Portfolio - Initial Class | ING Salomon Brothers Large Cap Growth<br>   Portfolio - Initial Class |
| ING Legg Mason Partners Large Cap Growth<br>   Portfolio - Service Class | ING Salomon Brothers Large Cap Growth<br>   Portfolio - Service Class |
| ING Thornburg Value Portfolio - Service Class | ING MFS Capital Opportunities Portfolio - Service Class |
| ING Strategic Allocation Portfolios, Inc.: | ING Strategic Allocation Portfolios, Inc.: |
| ING VP Strategic Allocation Conservative<br>   Portfolio - Class I | ING VP Strategic Allocation Income Portfolio - Class I |
| ING VP Strategic Allocation Moderate<br>   Portfolio - Class I | ING VP Strategic Allocation Balanced Portfolio - Class I |

During 2006, the following Divisions were closed to contractowners:

| | |
|---|---|
| AIM V.I. Demographic Trends Fund - Series I Shares | Fidelity® VIP Growth Opportunities |
| Alger American Growth Portfolio - Class O | Portfolio - Initial Class |
| Alger American Leveraged AllCap Portfolio - Class O | Janus Aspen Series International Growth |
| Alger American MidCap Growth Portfolio - Class O | Portfolio - Institutional Shares |
| Alger American Small Capitalization Portfolio - Class O | Neuberger Berman AMT Limited Maturity Bond |
| Fidelity® VIP Growth Portfolio - Initial Class | Portfolio® - Class I |
| Fidelity® VIP Overseas Portfolio - Initial Class | Neuberger Berman AMT Partners Portfolio® - Class I |
| Fidelity® VIP Asset Manager Growth® | Premier VIT OpCap Equity Portfolio |
| Portfolio - Initial Class | Premier VIT OpCap Global Equity Portfolio |
| Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | Premier VIT OpCap Managed Portfolio |
| | Premier VIT OpCap Small Cap Portfolio |

The following Divisions were available to contractowners during 2006, but did not have any activity as of December 31, 2006:

ING Legg Mason Partners Large Cap Growth Portfolio - Service Class
ING Solution 2035 Portfolio - Service Class
ING Solution 2045 Portfolio - Service Class
ING Thornburg Value Portfolio - Service Class
ING VP Growth and Income Portfolio - Class I
ING VP Growth Portfolio - Class I
ING VP Index Plus International Equity Portfolio - Institutional Class

2.      **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from reported results using those estimates.

*Investments*

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund.  Investment transactions in each Fund are recorded on the trade date.  Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date.  Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in first-out basis.  The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

*Federal Income Taxes*

Operations of the Account form a part of, and are taxed with, the total operations of ReliaStar Life, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of ReliaStar Life.

*Contractowner Reserves*

Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts. The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, ReliaStar Life will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ReliaStar Life.

*Changes from Principal Transactions*

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contractowner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ReliaStar Life related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ReliaStar Life). Any net unsettled transactions as of the reporting date are included in Due to and related parties on the Statements of Assets and Liabilities.

3.      **Charges and Fees**

Under the terms of the Contracts, certain charges are allocated to the Contracts to cover ReliaStar Life's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges:

*Mortality and Expense Risk Charges*

ReliaStar Life assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.40% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts.

*Asset Based Administrative Charges*

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of up to 0.20% of the assets attributable to the Contracts.

*Contract Maintenance Charges*

An annual Contract maintenance fee of up to $35 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contracts.

*Contingent Deferred Sales Charges*

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 8.0% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken as specified in the Contract.

*Transfer Charges*

A transfer charge of up to $25 may be imposed on each transfer between Divisions in excess of twelve in any one calendar year.

*Premium Taxes*

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contractowner's state of residence and currently ranges up to 4.00% of premiums.


4. **Related Party Transactions**

During the year ended December 31, 2006, management fees were paid indirectly to ING Life Insurance and Annuity Company ("ILIAC"), an affiliate of the Company, in its capacity as investment adviser to ING Partners, Inc. The Funds' advisory agreement provided for a fee at annual rates ranging from 0.00% to 1.00% of the average net assets of each respective Fund of the Trust.

Management fees were paid to ING Investments, LLC, an affiliate of the Company, in its capacity as investment adviser to ING Variable Products Trust, ING VP Intermediate Bond Portfolio, ING Strategic Allocation Portfolios, Inc., ING Variable Portfolios, Inc., ING VP Balanced Portfolio, Inc., ING VP Money Market Portfolio and ING VP Natural Resources Trust. The Funds' advisory agreement provided for a fee at annual rates ranging from 0.25% to 1.00% of the average net assets of each respective Fund of the Trust.

In addition, management and service fees were paid indirectly to Directed Services, Inc. ("DSI"), an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for fees at annual rates ranging from 0.26% to 1.25% of the average net assets of each respective Portfolio.

On November 9, 2006, the Board of Trustees of ING Partners, Inc. and ING Investors Trust approved a consolidation of the Advisory functions for all of the Portfolios. Effective December 31, 2006 DSI was reorganized into a limited liability corporation, renamed to Directed Services, LLC ("DSL") and transferred so that it became a wholly owned subsidiary of ILIAC. As a result of this action, the functions of DSI and ILIAC were consolidated into DSL effective December 31, 2006. DSL is a dually registered investment adviser and broker-dealer. DSI's current advisory contracts will remain within the newly organized DSL, and ILIAC's advisory contracts will be assumed by DSL.

## 5. Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

| | **Year Ending December 31** | | | |
| | **2006** | | **2005** | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| | *(Dollars in thousands)* | | | |
| AIM Variable Insurance Funds: | | | | |
| AIM V.I. Demographic Trends Fund - Series I Shares | $ 76 | $ 4,160 | $ 95 | $ 3,258 |
| Alger American Fund: | | | | |
| Alger American Growth Portfolio - Class O | 343 | 46,246 | 443 | 11,166 |
| Alger American Leveraged AllCap Portfolio - Class O | 609 | 34,074 | 252 | 5,991 |
| Alger American MidCap Growth Portfolio - Class O | 624 | 40,184 | 2,802 | 7,953 |
| Alger American Small Capitalization Portfolio - Class O | 404 | 16,445 | 1,196 | 2,858 |
| Fidelity® Variable Insurance Products: | | | | |
| Fidelity® VIP Equity-Income Portfolio - Initial Class | 10,592 | 12,903 | 5,454 | 8,097 |
| Fidelity® VIP Growth Portfolio - Initial Class | 796 | 46,825 | 1,023 | 8,388 |
| Fidelity® VIP Money Market Portfolio - Initial Class | 12,064 | 13,309 | 27,473 | 28,645 |
| Fidelity® VIP Overseas Portfolio - Initial Class | 21 | 1,045 | 16 | 262 |
| Fidelity® Variable Insurance Products II: | | | | |
| Fidelity® VIP Asset Manager Growth® Portfolio - Initial Class | 490 | 16,697 | 753 | 4,247 |
| Fidelity® VIP Asset Manager$^{SM}$ Portfolio - Initial Class | 55 | 1,800 | 57 | 314 |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | 13,167 | 10,320 | 5,930 | 7,047 |
| Fidelity® VIP Index 500 Portfolio - Initial Class | 3,510 | 15,752 | 7,935 | 18,801 |
| Fidelity® VIP Investment Grade Bond Portfolio - Initial Class | 3,205 | 5,109 | 14,461 | 14,828 |
| Fidelity® Variable Insurance Products III: | | | | |
| Fidelity® VIP Growth Opportunities Portfolio - Initial Class | 160 | 2,572 | 491 | 683 |
| Franklin Templeton Variable Insurance Products Trust: | | | | |
| Franklin Small Cap Value Securities Fund - Class 2 | 1,032 | 109 | 368 | 117 |
| ING Investors Trust: | | | | |
| ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | 590 | 152 | 69 | 62 |
| ING BlackRock Large Cap Growth Portfolio - Service 2 Class | 12 | - | - | - |
| ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Institutional Class | - | - | - | - |
| ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service Class | 743 | 84 | 32 | - |
| ING FMR$^{SM}$ Large Cap Growth Portfolio - Institutional Class | 90,961 | 13,072 | - | - |
| ING JPMorgan Emerging Markets Equity | | | | |
| Portfolio - Service Class | 4,597 | 2,081 | 2,870 | 1,240 |
| ING JPMorgan Small Cap Core Equity | | | | |
| Portfolio - Institutional Class | 44,088 | 5,601 | 108 | 30 |
| ING Julius Baer Foreign Portfolio - Service Class | 10,138 | 6,261 | 6,139 | 4,949 |
| ING Julius Baer Foreign Portfolio - Service 2 Class | 197 | 6 | 6 | - |
| ING Legg Mason Value Portfolio - Institutional Class | 379 | 324 | 903 | 289 |
| ING Legg Mason Value Portfolio - Service 2 Class | 26 | - | - | - |
| ING Limited Maturity Bond Portfolio - Service Class | 17,120 | 7,073 | 111 | 53 |
| ING Liquid Assets Portfolio - Institutional Class | 6,832 | 8,155 | 5,139 | 3,697 |
| ING Lord Abbett Affiliated Portfolio - Institutional Class | 117 | - | - | - |
| ING Marsico Growth Portfolio - Service Class | 376 | 205 | 364 | 107 |
| ING Marsico Growth Portfolio - Service 2 Class | 5 | - | 4 | - |
| ING Marsico International Opportunities | | | | |
| Portfolio - Institutional Class | 35,283 | 7,483 | 1,249 | 1,113 |
| ING MFS Total Return Portfolio - Service Class | 1,068 | 1,861 | 3,531 | 841 |

| | Year Ending December 31 | | | |
| | 2006 | | 2005 | |
| | Purchases | Sales | Purchases | Sales |
| | *(Dollars in thousands)* | | | |
| ING Investors Trust (continued): | | | | |
| ING MFS Total Return Portfolio - Service 2 Class | $ 36 | $ - | $ - | $ - |
| ING Pioneer Fund Portfolio - Service Class | 55 | 2 | - | - |
| ING Pioneer Mid Cap Value Portfolio - Service Class | 45 | 39 | 59 | 10 |
| ING Stock Index Portfolio - Institutional Class | 236 | 39 | 108 | 86 |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 4,728 | 594 | 2,504 | 365 |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 1,218 | 877 | 2,495 | 1,368 |
| ING T. Rowe Price Equity Income Portfolio - Service 2 Class | 195 | 7 | 11 | - |
| ING Van Kampen Growth and Income Portfolio - Service Class | 24,654 | 3,842 | 142 | - |
| ING Van Kampen Growth and Income Portfolio - Service 2 Class | 28 | 3 | - | - |
| ING VP Index Plus International Equity Portfolio - Service Class | 1,123 | 118 | - | - |
| ING Partners, Inc.: | | | | |
| ING American Century Large Company Value Portfolio - Initial Class | 108 | 18 | 64 | 21 |
| ING American Century Large Company Value Portfolio - Service Class | 6 | - | - | - |
| ING American Century Select Portfolio - Initial Class | 615 | 3,277 | 24,856 | 3,016 |
| ING American Century Select Portfolio - Service Class | 8 | - | - | - |
| ING American Century Small-Mid Cap Value Portfolio - Initial Class | 469 | 460 | 930 | 452 |
| ING American Century Small-Mid Cap Value Portfolio - Service Class | 4 | - | 4 | - |
| ING Baron Small Cap Growth Portfolio - Initial Class | 1,312 | 628 | 3,555 | 2,578 |
| ING Baron Small Cap Growth Portfolio - Service Class | 45 | 1 | - | - |
| ING Davis Venture Value Portfolio - Initial Class | 384 | 24 | 34 | - |
| ING Davis Venture Value Portfolio - Service Class | 2 | - | - | - |
| ING Fidelity® VIP Contrafund® Portfolio - Service Class | 613 | 19 | 14 | 5 |
| ING Fidelity® VIP Equity-Income Portfolio - Service Class | 78 | 1 | 9 | 4 |
| ING Fidelity® VIP Growth Portfolio - Service Class | 5 | - | - | - |
| ING Fidelity® VIP Mid Cap Portfolio - Service Class | 218 | 32 | 2 | - |
| ING Fundamental Research Portfolio - Initial Class | 119 | 1,068 | 3,327 | 99 |
| ING Goldman Sachs® Capital Growth Portfolio - Service Class | 4 | - | - | - |
| ING JPMorgan International Portfolio - Initial Class | 4,105 | 3,856 | 1,772 | 1,735 |
| ING JPMorgan International Portfolio - Service Class | 21 | - | - | - |
| ING JPMorgan Mid Cap Value Portfolio - Initial Class | 794 | 735 | 3,588 | 1,153 |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 71 | 1 | 10 | - |
| ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | 32,368 | 4,902 | 63 | 55 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | 9 | - | - | - |
| ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class | 65 | 42 | 64 | - |
| ING Neuberger Berman Partners Portfolio - Initial Class | 22,910 | 3,870 | - | - |
| ING OpCap Balanced Value Portfolio - Initial Class | 162 | 58 | 71 | 24 |
| ING OpCap Balanced Value Portfolio - Service Class | 2 | - | - | - |
| ING Oppenheimer Global Portfolio - Initial Class | 7,634 | 7,393 | 49,824 | 5,568 |
| ING Oppenheimer Global Portfolio - Service Class | 202 | 8 | 8 | 3 |
| ING Oppenheimer Strategic Income Portfolio - Service Class | 146 | 6 | - | - |

| | Year Ending December 31 | | | |
| | 2006 | | 2005 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| ING Partners, Inc. (continued): | | | | |
| ING PIMCO Total Return Portfolio - Initial Class | $ 2,227 | $ 1,934 | $ 2,137 | $ 376 |
| ING PIMCO Total Return Portfolio - Service Class | 46 | 5 | 2 | 1 |
| ING Pioneer High Yield Portfolio - Initial Class | 1,781 | 1,614 | - | - |
| ING Solution 2015 Portfolio - Service Class | 69 | - | - | - |
| ING Solution 2025 Portfolio - Service Class | 547 | 14 | 3 | - |
| ING Solution Income Portfolio - Service Class | 6 | - | - | - |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 39,124 | 9,428 | 31,739 | 2,658 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 8 | 3 | 7 | 3 |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | 628 | 314 | 1,011 | 200 |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 10 | 3 | 7 | 1 |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | 6,211 | 919 | 68 | 54 |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | - | - | - | - |
| ING Van Kampen Comstock Portfolio - Initial Class | 1,592 | 725 | 2,506 | 271 |
| ING Van Kampen Comstock Portfolio - Service Class | 70 | 2 | 2 | 1 |
| ING Van Kampen Equity and Income Portfolio - Initial Class | 17,059 | 1,892 | 314 | 9 |
| ING Van Kampen Equity and Income Portfolio - Service Class | 124 | 2 | 15 | 1 |
| ING Strategic Allocation Portfolios, Inc.: | | | | |
| ING VP Strategic Allocation Conservative Portfolio - Class I | 493 | 94 | 169 | 330 |
| ING VP Strategic Allocation Growth Portfolio - Class I | 844 | 353 | 567 | 63 |
| ING VP Strategic Allocation Moderate Portfolio - Class I | 1,965 | 1,572 | 641 | 271 |
| ING Variable Portfolios, Inc.: | | | | |
| ING VP Global Science and Technology Portfolio - Class I | 228 | 102 | 270 | 283 |
| ING VP Index Plus LargeCap Portfolio - Class I | 2,860 | 482 | 893 | 272 |
| ING VP Index Plus MidCap Portfolio - Class I | 4,713 | 2,482 | 6,793 | 1,411 |
| ING VP Index Plus SmallCap Portfolio - Class I | 3,747 | 1,906 | 5,803 | 1,626 |
| ING VP International Equity Portfolio - Class I | 22 | 8 | - | - |
| ING VP Small Company Portfolio - Class I | 19 | - | - | - |
| ING VP Value Opportunity Portfolio - Class I | 121 | 202 | 1,096 | 11 |
| ING Variable Products Trust: | | | | |
| ING VP Financial Services Portfolio - Class I | 230 | 36 | 64 | 15 |
| ING VP High Yield Bond Portfolio - Class I | 3,967 | 3,755 | 8,335 | 15,684 |
| ING VP International Value Portfolio - Class I | 5,805 | 9,519 | 17,741 | 16,878 |
| ING VP MidCap Opportunities Portfolio - Class I | 645 | 6,448 | 919 | 6,115 |
| ING VP Real Estate Portfolio - Class I | 4,431 | 2,844 | 2,105 | 870 |
| ING VP SmallCap Opportunities Portfolio - Class I | 177 | 3,729 | 247 | 3,725 |
| ING VP Balanced Portfolio, Inc.: | | | | |
| ING VP Balanced Portfolio - Class I | 1,871 | 408 | 32 | - |
| ING VP Intermediate Bond Portfolio: | | | | |
| ING VP Intermediate Bond Portfolio - Class I | 771 | 29 | 53 | 29 |
| ING VP Money Market Portfolio: | | | | |
| ING VP Money Market Portfolio - Class I | 1,135 | 903 | 34 | 34 |

| | Year Ending December 31 | | | |
| | 2006 | | 2005 | |
| | Purchases | Sales | Purchases | Sales |
|---|---|---|---|---|
| | *(Dollars in thousands)* | | | |
| ING VP Natural Resources Trust: | | | | |
|   ING VP Natural Resources Trust | $ 5,329 | $ 2,884 | $ 8,217 | $ 5,089 |
| Janus Aspen Series: | | | | |
|   Janus Aspen Series International Growth | | | | |
|     Portfolio - Institutional Shares | 5,139 | 34,935 | 12,377 | 15,707 |
| Lord Abbett Series Fund, Inc.: | | | | |
|   Lord Abbett Series Fund - Growth and Income | | | | |
|     Portfolio - Class VC | 702 | 94 | 184 | 40 |
|   Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | 799 | 84 | 503 | 42 |
| Neuberger Berman Advisers Management Trust: | | | | |
|   Neuberger Berman AMT Limited Maturity Bond | | | | |
|     Portfolio® - Class I | 3,575 | 15,814 | 2,942 | 2,788 |
|   Neuberger Berman AMT Partners Portfolio® - Class I | 1,494 | 23,496 | 6,688 | 6,582 |
|   Neuberger Berman AMT Socially Responsive | | | | |
|     Portfolio® - Class I | 344 | 548 | 611 | 464 |
| Oppenheimer Variable Account Funds: | | | | |
|   Oppenheimer Main Street Small Cap Fund®/VA | 102 | 6 | 5 | 2 |
| PIMCO Variable Insurance Trust: | | | | |
|   PIMCO Real Return Portfolio - Administrative Class | 638 | 845 | 1,930 | 827 |
| Pioneer Variable Contracts Trust: | | | | |
|   Pioneer Equity Income VCT Portfolio - Class I | 975 | 12 | 48 | 1 |
|   Pioneer High Yield VCT Portfolio - Class I | 806 | 456 | 2,265 | 3,156 |
| Premier VIT: | | | | |
|   Premier VIT OpCap Equity Portfolio | 497 | 6,345 | 2,599 | 2,847 |
|   Premier VIT OpCap Global Equity Portfolio | 1,055 | 7,493 | 1,800 | 975 |
|   Premier VIT OpCap Managed Portfolio | 2,273 | 17,590 | 3,167 | 5,255 |
|   Premier VIT OpCap Small Cap Portfolio | 1,860 | 29,265 | 6,176 | 7,702 |
| Wanger Advisors Trust: | | | | |
|   Wanger Select | 1,353 | 374 | 959 | 706 |
|   Wanger U.S. Smaller Companies | 815 | 437 | 1,260 | 484 |

## 6. Changes in Units

The net changes in units outstanding follow:

| | Year Ending December 31 | | | | | |
|---|---|---|---|---|---|---|
| | **2006** | | | **2005** | | |
| | **Units Issued** | **Units Redeemed** | **Net Units Issued (Redeemed)** | **Units Issued** | **Units Redeemed** | **Net Units Issued (Redeemed)** |
| AIM Variable Insurance Funds: | | | | | | |
|   AIM V.I. Demographic Trends Fund - Series I Shares | 14,706 | 732,043 | (717,337) | 21,884 | 644,036 | (622,152) |
| Alger American Fund: | | | | | | |
|   Alger American Growth Portfolio - Class O | 17,803 | 2,279,772 | (2,261,969) | 21,391 | 576,542 | (555,151) |
|   Alger American Leveraged AllCap Portfolio - Class O | 25,924 | 1,352,521 | (1,326,597) | 14,697 | 264,854 | (250,157) |
|   Alger American MidCap Growth Portfolio - Class O | 24,292 | 1,472,320 | (1,448,028) | 61,961 | 322,177 | (260,216) |
|   Alger American Small Capitalization Portfolio - Class O | 32,354 | 1,183,899 | (1,151,545) | 107,143 | 252,613 | (145,470) |
| Fidelity® Variable Insurance Products: | | | | | | |
|   Fidelity® VIP Equity-Income Portfolio - Initial Class | 41,628 | 533,086 | (491,458) | 112,145 | 366,339 | (254,194) |
|   Fidelity® VIP Growth Portfolio - Initial Class | 36,720 | 2,593,354 | (2,556,634) | 53,973 | 480,075 | (426,102) |
|   Fidelity® VIP Money Market Portfolio - Initial Class | 893,052 | 1,021,161 | (128,109) | 2,140,585 | 2,244,018 | (103,433) |
|   Fidelity® VIP Overseas Portfolio - Initial Class | 346 | 52,548 | (52,202) | 314 | 15,847 | (15,533) |
| Fidelity® Variable Insurance Products II: | | | | | | |
|   Fidelity® VIP Asset Manager Growth® Portfolio - Initial Class | 11,268 | 929,853 | (918,585) | 391 | 17,071 | (16,680) |
|   Fidelity® VIP Asset Manager$^{SM}$ Portfolio - Initial Class | 525 | 98,925 | (98,400) | 23,940 | 248,378 | (224,438) |
|   Fidelity® VIP Contrafund® Portfolio - Initial Class | 132,526 | 319,552 | (187,026) | 251,571 | 246,873 | 4,698 |
|   Fidelity® VIP Index 500 Portfolio - Initial Class | 69,286 | 633,404 | (564,118) | 295,017 | 844,497 | (549,480) |
|   Fidelity® VIP Investment Grade Bond Portfolio - Initial Class | 172,072 | 361,420 | (189,348) | 983,048 | 1,093,667 | (110,619) |
| Fidelity® Variable Insurance Products III: | | | | | | |
|   Fidelity® VIP Growth Opportunities Portfolio - Initial Class | 19,024 | 325,974 | (306,950) | 67,842 | 93,173 | (25,331) |
| Franklin Templeton Variable Insurance Products Trust: | | | | | | |
|   Franklin Small Cap Value Securities Fund - Class 2 | 84,583 | 9,127 | 75,456 | 33,828 | 10,629 | 23,199 |

| | Year Ending December 31 | | | | | |
| | 2006 | | | 2005 | | |
| | Units Issued | Units Redeemed | Net Units Issued (Redeemed) | Units Issued | Units Redeemed | Net Units Issued (Redeemed) |
| --- | --- | --- | --- | --- | --- | --- |
| ING Investors Trust: | | | | | | |
| ING AllianceBernstein Mid Cap Growth Portfolio - Service Class | 41,345 | 11,623 | 29,722 | 5,445 | 4,713 | 732 |
| ING BlackRock Large Cap Growth Portfolio - Service 2 Class | 994 | 1 | 993 | - | - | - |
| ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Institutional Class | 28 | 27 | 1 | - | - | - |
| ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class | 56,319 | 6,586 | 49,733 | 2,690 | 1 | 2,689 |
| ING FMR<sup>SM</sup> Large Cap Growth Portfolio - Institutional Class | 8,954,810 | 1,313,281 | 7,641,529 | - | - | - |
| ING JPMorgan Emerging Markets Equity Portfolio - Service Class | 298,224 | 142,208 | 156,016 | 230,779 | 102,927 | 127,852 |
| ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | 3,299,250 | 426,900 | 2,872,350 | 482,282 | 402,115 | 80,167 |
| ING Julius Baer Foreign Portfolio - Service Class | 672,957 | 424,280 | 248,677 | 9,295 | 2,583 | 6,712 |
| ING Julius Baer Foreign Portfolio - Service 2 Class | 14,871 | 466 | 14,405 | 556 | 1 | 555 |
| ING Legg Mason Value Portfolio - Institutional Class | 33,994 | 28,324 | 5,670 | 80,297 | 24,926 | 55,371 |
| ING Legg Mason Value Portfolio - Service 2 Class | 2,543 | - | 2,543 | - | - | - |
| ING Limited Maturity Bond Portfolio - Service Class | 1,667,535 | 695,731 | 971,804 | 11,132 | 5,307 | 5,825 |
| ING Liquid Assets Portfolio - Institutional Class | 667,769 | 798,780 | (131,011) | 508,451 | 366,041 | 142,410 |
| ING Lord Abbett Affiliated Portfolio - Institutional Class | 11,155 | (1) | 11,156 | - | - | - |
| ING Marsico Growth Portfolio - Service Class | 33,523 | 17,637 | 15,886 | 33,230 | 9,179 | 24,051 |
| ING Marsico Growth Portfolio - Service 2 Class | 481 | 1 | 480 | 446 | 1 | 445 |
| ING Marsico International Opportunities Portfolio - Institutional Class | 2,511,207 | 540,435 | 1,970,772 | 108,870 | 96,185 | 12,685 |
| ING MFS Total Return Portfolio - Service Class | 55,348 | 139,114 | (83,766) | 264,305 | 66,260 | 198,045 |
| ING MFS Total Return Portfolio - Service 2 Class | 3,300 | 5 | 3,295 | - | - | - |
| ING Pioneer Fund Portfolio - Service Class | 4,688 | 167 | 4,521 | 17 | - | 17 |
| ING Pioneer Mid Cap Value Portfolio - Service Class | 4,016 | 3,358 | 658 | 5,531 | 942 | 4,589 |
| ING Stock Index Portfolio - Institutional Class | 21,453 | 3,456 | 17,997 | 10,605 | 8,285 | 2,320 |
| ING T. Rowe Price Capital Appreciation Portfolio - Service Class | 384,551 | 49,949 | 334,602 | 231,397 | 32,915 | 198,482 |
| ING T. Rowe Price Equity Income Portfolio - Service Class | 65,745 | 56,610 | 9,135 | 174,843 | 98,108 | 76,735 |
| ING T. Rowe Price Equity Income Portfolio - Service 2 Class | 17,334 | 614 | 16,720 | 1,061 | 1 | 1,060 |
| ING Van Kampen Growth and Income Portfolio - Service Class | 1,955,964 | 321,459 | 1,634,505 | 12,937 | 6 | 12,931 |
| ING Van Kampen Growth and Income Portfolio - Service 2 Class | 2,354 | 202 | 2,152 | - | - | - |
| ING VP Index Plus International Equity Portfolio - Service Class | 109,461 | 11,356 | 98,105 | - | - | - |

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Notes to Financial Statements**

| | **Year Ending December 31** | | | | | |
| | **2006** | | | **2005** | | |
| | Units Issued | Units Redeemed | Net Units Issued (Redeemed) | Units Issued | Units Redeemed | Net Units Issued (Redeemed) |
|---|---|---|---|---|---|---|
| ING Partners, Inc.: | | | | | | |
| ING American Century Large Company Value | | | | | | |
| Portfolio - Initial Class | 9,050 | 1,601 | 7,449 | 6,122 | 2,014 | 4,108 |
| ING American Century Large Company Value | | | | | | |
| Portfolio - Service Class | 501 | - | 501 | - | - | - |
| ING American Century Select Portfolio - Initial Class | 43,139 | 311,913 | (268,774) | 2,554,727 | 276,116 | 2,278,611 |
| ING American Century Select Portfolio - Service Class | 892 | 3 | 889 | - | - | - |
| ING American Century Small-Mid Cap Value | | | | | | |
| Portfolio - Initial Class | 26,348 | 25,079 | 1,269 | 47,927 | 27,912 | 20,015 |
| ING American Century Small-Mid Cap Value | | | | | | |
| Portfolio - Service Class | 318 | 1 | 317 | 364 | 1 | 363 |
| ING Baron Small Cap Growth Portfolio - Initial Class | 68,364 | 33,170 | 35,194 | 208,271 | 149,119 | 59,152 |
| ING Baron Small Cap Growth Portfolio - Service Class | 3,916 | 92 | 3,824 | 45 | - | 45 |
| ING Davis Venture Value Portfolio - Initial Class | 32,096 | 2,041 | 30,055 | 3,105 | 40 | 3,065 |
| ING Davis Venture Value Portfolio - Service Class | 189 | - | 189 | - | - | - |
| ING Fidelity® VIP Contrafund® Portfolio - Service Class | 50,900 | 1,493 | 49,407 | 1,332 | 463 | 869 |
| ING Fidelity® VIP Equity-Income Portfolio - Service Class | 6,950 | 42 | 6,908 | 940 | 356 | 584 |
| ING Fidelity® VIP Growth Portfolio - Service Class | 453 | 34 | 419 | 12 | - | 12 |
| ING Fidelity® VIP Mid Cap Portfolio - Service Class | 17,348 | 2,414 | 14,934 | 135 | - | 135 |
| ING Fundamental Research Portfolio - Initial Class | 7,489 | 92,085 | (84,596) | 297,428 | 8,565 | 288,863 |
| ING Goldman Sachs® Capital Growth Portfolio - Service Class | 392 | - | 392 | - | - | - |
| ING JPMorgan International Portfolio - Initial Class | 340,604 | 324,315 | 16,289 | 169,393 | 166,645 | 2,748 |
| ING JPMorgan International Portfolio - Service Class | 1,675 | - | 1,675 | - | - | - |
| ING JPMorgan Mid Cap Value Portfolio - Initial Class | 45,260 | 40,667 | 4,593 | 207,324 | 70,889 | 136,435 |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | 5,949 | 102 | 5,847 | 915 | - | 915 |
| ING Legg Mason Partners Aggressive Growth | | | | | | |
| Portfolio - Initial Class | 2,573,956 | 379,862 | 2,194,094 | 5,376 | 4,597 | 779 |
| ING Legg Mason Partners Aggressive Growth | | | | | | |
| Portfolio - Service Class | 842 | - | 842 | - | - | - |
| ING Legg Mason Partners Large Cap Growth | | | | | | |
| Portfolio - Initial Class | 5,824 | 3,723 | 2,101 | 5,606 | 15 | 5,591 |
| ING Neuberger Berman Partners Portfolio - Initial Class | 2,223,416 | 374,709 | 1,848,707 | - | - | - |

| | **Year Ending December 31** | | | | | |
| | **2006** | | | **2005** | | |
| | Units Issued | Units Redeemed | Net Units Issued (Redeemed) | Units Issued | Units Redeemed | Net Units Issued (Redeemed) |
|---|---|---|---|---|---|---|
| ING Partners, Inc. (continued): | | | | | | |
| ING OpCap Balanced Value Portfolio - Initial Class | 14,638 | 5,125 | 9,513 | 6,745 | 2,187 | 4,558 |
| ING OpCap Balanced Value Portfolio - Service Class | 139 | - | 139 | - | - | - |
| ING Oppenheimer Global Portfolio - Initial Class | 419,694 | 378,395 | 41,299 | 3,463,717 | 336,643 | 3,127,074 |
| ING Oppenheimer Global Portfolio - Service Class | 16,721 | 610 | 16,111 | 743 | 297 | 446 |
| ING Oppenheimer Strategic Income Portfolio - Service Class | 14,312 | 540 | 13,772 | - | - | - |
| ING PIMCO Total Return Portfolio - Initial Class | 201,423 | 175,685 | 25,738 | 194,371 | 34,284 | 160,087 |
| ING PIMCO Total Return Portfolio - Service Class | 4,452 | 455 | 3,997 | 199 | 83 | 116 |
| ING Pioneer High Yield Portfolio - Initial Class | 173,301 | 153,730 | 19,571 | - | - | - |
| ING Solution 2015 Portfolio - Service Class | 6,271 | 11 | 6,260 | - | - | - |
| ING Solution 2025 Portfolio - Service Class | 49,705 | 956 | 48,749 | 240 | - | 240 |
| ING Solution Income Portfolio - Service Class | 586 | 4 | 582 | - | - | - |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 3,179,763 | 769,833 | 2,409,930 | 3,279,467 | 231,009 | 3,048,458 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class | 691 | 206 | 485 | 635 | 307 | 328 |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | 42,878 | 19,866 | 23,012 | 75,015 | 14,204 | 60,811 |
| ING T. Rowe Price Growth Equity Portfolio - Service Class | 907 | 224 | 683 | 679 | 93 | 586 |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | 531,004 | 78,020 | 452,984 | 6,332 | 4,771 | 1,561 |
| ING UBS U.S. Large Cap Equity Portfolio - Service Class | 6 | - | 6 | - | - | - |
| ING Van Kampen Comstock Portfolio - Initial Class | 84,905 | 44,262 | 40,643 | 164,587 | 18,084 | 146,503 |
| ING Van Kampen Comstock Portfolio - Service Class | 6,180 | 168 | 6,012 | 194 | 93 | 101 |
| ING Van Kampen Equity and Income Portfolio - Initial Class | 1,444,925 | 157,412 | 1,287,513 | 29,521 | 777 | 28,744 |
| ING Van Kampen Equity and Income Portfolio - Service Class | 10,831 | 142 | 10,689 | 1,449 | 121 | 1,328 |
| ING Strategic Allocation Portfolios, Inc.: | | | | | | |
| ING VP Strategic Allocation Conservative Portfolio - Class I | 37,746 | 7,144 | 30,602 | 13,836 | 27,668 | (13,832) |
| ING VP Strategic Allocation Growth Portfolio - Class I | 56,336 | 22,786 | 33,550 | 41,320 | 4,422 | 36,898 |
| ING VP Strategic Allocation Moderate Portfolio - Class I | 141,575 | 111,701 | 29,874 | 49,662 | 21,090 | 28,572 |

| | **Year Ending December 31** | | | | | |
| | **2006** | | | **2005** | | |
| | Units Issued | Units Redeemed | Net Units Issued (Redeemed) | Units Issued | Units Redeemed | Net Units Issued (Redeemed) |
|---|---|---|---|---|---|---|
| ING Variable Portfolios, Inc.: | | | | | | |
| ING VP Global Science and Technology Portfolio - Class I | 18,724 | 8,336 | 10,388 | 25,323 | 26,689 | (1,366) |
| ING VP Index Plus LargeCap Portfolio - Class I | 196,744 | 31,633 | 165,111 | 66,319 | 19,846 | 46,473 |
| ING VP Index Plus MidCap Portfolio - Class I | 233,977 | 142,819 | 91,158 | 419,200 | 88,202 | 330,998 |
| ING VP Index Plus SmallCap Portfolio - Class I | 184,016 | 101,700 | 82,316 | 346,093 | 99,883 | 246,210 |
| ING VP International Equity Portfolio - Class I | 1,698 | 586 | 1,112 | - | - | - |
| ING VP Small Company Portfolio - Class I | 1,533 | 2 | 1,531 | 29 | - | 29 |
| ING VP Value Opportunity Portfolio - Class I | 10,410 | 17,554 | (7,144) | 102,326 | 1,011 | 101,315 |
| ING Variable Products Trust: | | | | | | |
| ING VP Financial Services Portfolio - Class I | 17,707 | 2,856 | 14,851 | 5,515 | 1,332 | 4,183 |
| ING VP High Yield Bond Portfolio - Class I | 354,427 | 364,459 | (10,032) | 785,362 | 1,568,742 | (783,380) |
| ING VP International Value Portfolio - Class I | 174,166 | 409,462 | (235,296) | 836,381 | 886,368 | (49,987) |
| ING VP MidCap Opportunities Portfolio - Class I | 96,470 | 824,316 | (727,846) | 152,217 | 869,855 | (717,638) |
| ING VP Real Estate Portfolio - Class I | 237,845 | 155,041 | 82,804 | 147,720 | 59,572 | 88,148 |
| ING VP SmallCap Opportunities Portfolio - Class I | 9,432 | 144,999 | (135,567) | 14,926 | 168,757 | (153,831) |
| ING VP Balanced Portfolio, Inc.: | | | | | | |
| ING VP Balanced Portfolio - Class I | 170,338 | 36,162 | 134,176 | 3,006 | 1 | 3,005 |
| ING VP Intermediate Bond Portfolio: | | | | | | |
| ING VP Intermediate Bond Portfolio - Class I | 73,600 | 2,739 | 70,861 | 5,217 | 2,855 | 2,362 |
| ING VP Money Market Portfolio: | | | | | | |
| ING VP Money Market Portfolio - Class I | 109,911 | 87,186 | 22,725 | 3,399 | 3,399 | - |
| ING VP Natural Resources Trust: | | | | | | |
| ING VP Natural Resources Trust | 247,999 | 153,357 | 94,642 | 570,511 | 332,062 | 238,449 |
| Janus Aspen Series: | | | | | | |
| Janus Aspen Series International Growth Portfolio - Institutional Shares | 248,515 | 1,520,324 | (1,271,809) | 802,874 | 1,016,497 | (213,623) |

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Notes to Financial Statements**

| | Year Ending December 31 | | | | | |
| | 2006 | | | 2005 | | |
| | Units Issued | Units Redeemed | Net Units Issued (Redeemed) | Units Issued | Units Redeemed | Net Units Issued (Redeemed) |
|---|---|---|---|---|---|---|
| Lord Abbett Series Fund, Inc.: | | | | | | |
| Lord Abbett Series Fund - Growth and Income Portfolio - Class VC | 59,247 | 8,258 | 50,989 | 17,078 | 3,832 | 13,246 |
| Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC | 64,132 | 7,258 | 56,874 | 45,045 | 3,924 | 41,121 |
| Neuberger Berman Advisers Management Trust: | | | | | | |
| Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I | 290,337 | 1,272,465 | (982,128) | 218,712 | 218,505 | 207 |
| Neuberger Berman AMT Partners Portfolio® - Class I | 101,216 | 1,516,632 | (1,415,416) | 494,631 | 468,998 | 25,633 |
| Neuberger Berman AMT Socially Responsive Portfolio® - Class I | 22,638 | 37,596 | (14,958) | 48,205 | 34,195 | 14,010 |
| Oppenheimer Variable Account Funds: | | | | | | |
| Oppenheimer Main Street Small Cap Fund®/VA | 8,511 | 434 | 8,077 | 436 | 211 | 225 |
| PIMCO Variable Insurance Trust: | | | | | | |
| PIMCO Real Return Portfolio - Administrative Class | 50,248 | 77,786 | (27,538) | 173,917 | 75,776 | 98,141 |
| Pioneer Variable Contracts Trust: | | | | | | |
| Pioneer Equity Income VCT Portfolio - Class I | 80,881 | 990 | 79,891 | 4,559 | 61 | 4,498 |
| Pioneer High Yield VCT Portfolio - Class I | 68,318 | 41,982 | 26,336 | 210,846 | 300,081 | (89,235) |
| Premier VIT: | | | | | | |
| Premier VIT OpCap Equity Portfolio | 9,882 | 441,048 | (431,166) | 195,741 | 211,904 | (16,163) |
| Premier VIT OpCap Global Equity Portfolio | 22,557 | 473,785 | (451,228) | 137,484 | 70,123 | 67,361 |
| Premier VIT OpCap Managed Portfolio | 18,728 | 1,356,876 | (1,338,148) | 202,154 | 414,126 | (211,972) |
| Premier VIT OpCap Small Cap Portfolio | 23,610 | 1,483,852 | (1,460,242) | 149,628 | 464,047 | (314,419) |
| Wanger Advisors Trust: | | | | | | |
| Wanger Select | 98,840 | 27,537 | 71,303 | 81,560 | 61,089 | 20,471 |
| Wanger U.S. Smaller Companies | 59,830 | 32,892 | 26,938 | 107,610 | 40,524 | 67,086 |

## 7. Unit Summary

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Fidelity® VIP Equity-Income Portfolio - Initial Class** | | | |
| Annuity contracts in payout | 57.073 | $ 14.95 | $ 853 |
| Contracts in accumulation period | 2,564,188.828 | 25.27 | 64,797,052 |
| | 2,564,245.901 | | $ 64,797,905 |
| **Fidelity® VIP Money Market Portfolio - Initial Class** | | | |
| Annuity contracts in payout | 9,686.933 | $ 10.25 | $ 99,291 |
| Contracts in accumulation period | 889,566.268 | 13.26 | 11,795,649 |
| | 899,253.201 | | $ 11,894,940 |
| **Fidelity® VIP Contrafund® Portfolio - Initial Class** | | | |
| Contracts in accumulation period | 3,421,203.731 | $ 30.89 | $ 105,680,983 |
| **Fidelity® VIP Index 500 Portfolio - Initial Class** | | | |
| Contracts in accumulation period | 5,170,714.336 | $ 24.43 | $ 126,320,551 |
| **Fidelity® VIP Investment Grade Bond Portfolio - Initial Class** | | | |
| Contracts in accumulation period | 1,602,377.681 | $ 13.85 | $ 22,192,931 |
| **Franklin Small Cap Value Securities Fund - Class 2** | | | |
| Contracts in accumulation period | 98,654.685 | $ 12.66 | $ 1,248,968 |
| **ING AllianceBernstein Mid Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period | 30,453.528 | $ 12.77 | $ 388,892 |
| **ING BlackRock Large Cap Growth Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period | 992.991 | $ 11.74 | $ 11,658 |
| **ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class** | | | |
| Contracts in accumulation period | 0.967 | $ 9.93 | $ 10 |
| **ING FMR[SM] Diversified Mid Cap Portfolio - Service Class** | | | |
| Contracts in accumulation period | 52,422.332 | $ 13.27 | $ 695,644 |
| **ING FMR[SM] Large Cap Growth Portfolio - Institutional Class** | | | |
| Contracts in accumulation period | 7,641,529.327 | $ 10.10 | $ 77,179,446 |
| **ING JPMorgan Emerging Markets Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period | 283,867.710 | $ 18.33 | $ 5,203,295 |
| **ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class** | | | |
| Contracts in accumulation period | 2,879,061.717 | $ 13.26 | $ 38,176,358 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Julius Baer Foreign Portfolio - Service Class** | | | |
| Contracts in accumulation period | 497,461.499 | $ 16.91 | $ 8,412,074 |
| **ING Julius Baer Foreign Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period | 14,960.100 | $ 14.83 | $ 221,858 |
| **ING Legg Mason Value Portfolio - Institutional Class** | | | |
| Contracts in accumulation period | 61,041.444 | $ 12.11 | $ 739,212 |
| **ING Legg Mason Value Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period | 2,543.013 | $ 11.10 | $ 28,227 |
| **ING Limited Maturity Bond Portfolio - Service Class** | | | |
| Contracts in accumulation period | 977,628.365 | $ 10.27 | $ 10,040,243 |
| **ING Liquid Assets Portfolio - Institutional Class** | | | |
| Contracts in accumulation period | 11,398.930 | $ 10.49 | $ 119,575 |
| **ING Lord Abbett Affiliated Portfolio - Institutional Class** | | | |
| Contracts in accumulation period | 11,155.808 | $ 10.78 | $ 120,260 |
| **ING Marsico Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period | 39,936.729 | $ 11.88 | $ 474,448 |
| **ING Marsico Growth Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period | 925.636 | $ 11.23 | $ 10,395 |
| **ING Marsico International Opportunities** <br> **Portfolio - Institutional Class** | | | |
| Contracts in accumulation period | 1,983,456.765 | $ 15.24 | $ 30,227,881 |
| **ING MFS Total Return Portfolio - Service Class** | | | |
| Contracts in accumulation period | 384,646.480 | $ 13.84 | $ 5,323,507 |
| **ING MFS Total Return Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period | 3,294.735 | $ 11.24 | $ 37,033 |
| **ING Pioneer Fund Portfolio - Service Class** | | | |
| Contracts in accumulation period | 4,538.881 | $ 12.64 | $ 57,371 |
| **ING Pioneer Mid Cap Value Portfolio - Service Class** | | | |
| Contracts in accumulation period | 5,247.436 | $ 12.07 | $ 63,337 |
| **ING Stock Index Portfolio - Institutional Class** | | | |
| Contracts in accumulation period | 20,316.698 | $ 11.91 | $ 241,972 |
| **ING T. Rowe Price Capital Appreciation** <br> **Portfolio - Service Class** | | | |
| Contracts in accumulation period | 533,084.115 | $ 12.45 | $ 6,636,897 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING T. Rowe Price Equity Income Portfolio - Service Class** | | | |
| Contracts in accumulation period | 320,418.896 | $ 16.58 | $ 5,312,545 |
| **ING T. Rowe Price Equity Income Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period | 17,780.026 | $ 12.14 | $ 215,850 |
| **ING Van Kampen Growth and Income Portfolio - Service Class** | | | |
| Contracts in accumulation period | 1,647,436.676 | $ 12.73 | $ 20,971,869 |
| **ING Van Kampen Growth and Income Portfolio - Service 2 Class** | | | |
| Contracts in accumulation period | 2,152.051 | $ 12.59 | $ 27,094 |
| **ING VP Index Plus International Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period | 98,105.373 | $ 10.85 | $ 1,064,443 |
| **ING American Century Large Company Value Portfolio - Initial Class** | | | |
| Contracts in accumulation period | 11,556.962 | $ 12.53 | $ 144,809 |
| **ING American Century Large Company Value Portfolio - Service Class** | | | |
| Contracts in accumulation period | 500.890 | $ 11.92 | $ 5,971 |
| **ING American Century Select Portfolio - Initial Class** | | | |
| Contracts in accumulation period | 2,009,837.561 | $ 10.12 | $ 20,339,556 |
| **ING American Century Select Portfolio - Service Class** | | | |
| Contracts in accumulation period | 888.865 | $ 9.76 | $ 8,675 |
| **ING American Century Small-Mid Cap Value Portfolio - Initial Class** | | | |
| Contracts in accumulation period | 87,319.232 | $ 19.53 | $ 1,705,345 |
| **ING American Century Small-Mid Cap Value Portfolio - Service Class** | | | |
| Contracts in accumulation period | 680.310 | $ 12.53 | $ 8,524 |
| **ING Baron Small Cap Growth Portfolio - Initial Class** | | | |
| Contracts in accumulation period | 145,532.168 | $ 20.23 | $ 2,944,116 |
| **ING Baron Small Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period | 3,869.613 | $ 12.11 | $ 46,861 |
| **ING Davis Venture Value Portfolio - Initial Class** | | | |
| Contracts in accumulation period | 33,120.168 | $ 12.45 | $ 412,346 |
| **ING Davis Venture Value Portfolio - Service Class** | | | |
| Contracts in accumulation period | 188.868 | $ 11.80 | $ 2,229 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Fidelity® VIP Contrafund® Portfolio - Service Class** | | | |
| Contracts in accumulation period | 50,276.242 | $ 12.75 | $ 641,022 |
| **ING Fidelity® VIP Equity-Income Portfolio - Service Class** | | | |
| Contracts in accumulation period | 7,491.520 | $ 12.44 | $ 93,195 |
| **ING Fidelity® VIP Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period | 430.708 | $ 11.08 | $ 4,772 |
| **ING Fidelity® VIP Mid Cap Portfolio - Service Class** | | | |
| Contracts in accumulation period | 15,069.394 | $ 13.11 | $ 197,560 |
| **ING Fundamental Research Portfolio - Initial Class** | | | |
| Contracts in accumulation period | 204,267.064 | $ 12.25 | $ 2,502,272 |
| **ING Goldman Sachs® Capital Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period | 392.134 | $ 10.85 | $ 4,255 |
| **ING JPMorgan International Portfolio - Initial Class** | | | |
| Contracts in accumulation period | 19,037.800 | $ 13.50 | $ 257,010 |
| **ING JPMorgan International Portfolio - Service Class** | | | |
| Contracts in accumulation period | 1,675.404 | $ 13.35 | $ 22,367 |
| **ING JPMorgan Mid Cap Value Portfolio - Initial Class** | | | |
| Contracts in accumulation period | 317,559.481 | $ 18.97 | $ 6,024,103 |
| **ING JPMorgan Mid Cap Value Portfolio - Service Class** | | | |
| Contracts in accumulation period | 6,761.507 | $ 12.48 | $ 84,384 |
| **ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class** | | | |
| Contracts in accumulation period | 2,194,873.357 | $ 12.97 | $ 28,467,507 |
| **ING Legg Mason Partners Aggressive Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period | 841.590 | $ 12.07 | $ 10,158 |
| **ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class** | | | |
| Contracts in accumulation period | 7,692.280 | $ 11.74 | $ 90,307 |
| **ING Neuberger Berman Partners Portfolio - Initial Class** | | | |
| Contracts in accumulation period | 1,848,706.535 | $ 10.77 | $ 19,910,569 |
| **ING OpCap Balanced Value Portfolio - Initial Class** | | | |
| Contracts in accumulation period | 14,070.698 | $ 11.78 | $ 165,753 |
| **ING OpCap Balanced Value Portfolio - Service Class** | | | |
| Contracts in accumulation period | 139.143 | $ 11.22 | $ 1,561 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Global Portfolio - Initial Class** | | | |
| Annuity contracts in payout | 122.275 | $ 13.52 | $ 1,653 |
| Contracts in accumulation period | 3,211,989.919 | 19.52 | 62,698,043 |
| | 3,212,112.194 | | $ 62,699,696 |
| **ING Oppenheimer Global Portfolio - Service Class** | | | |
| Contracts in accumulation period | 16,557.353 | $ 13.47 | $ 223,028 |
| **ING Oppenheimer Strategic Income Portfolio - Service Class** | | | |
| Contracts in accumulation period | 13,771.690 | $ 10.68 | $ 147,082 |
| **ING PIMCO Total Return Portfolio - Initial Class** | | | |
| Contracts in accumulation period | 314,915.555 | $ 11.10 | $ 3,495,563 |
| **ING PIMCO Total Return Portfolio - Service Class** | | | |
| Contracts in accumulation period | 4,113.333 | $ 10.33 | $ 42,491 |
| **ING Pioneer High Yield Portfolio - Initial Class** | | | |
| Contracts in accumulation period | 19,570.830 | $ 10.56 | $ 206,668 |
| **ING Solution 2015 Portfolio - Service Class** | | | |
| Contracts in accumulation period | 6,259.805 | $ 11.66 | $ 72,989 |
| **ING Solution 2025 Portfolio - Service Class** | | | |
| Contracts in accumulation period | 48,989.612 | $ 12.10 | $ 592,774 |
| **ING Solution Income Portfolio - Service Class** | | | |
| Contracts in accumulation period | 582.094 | $ 10.90 | $ 6,345 |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class** | | | |
| Annuity contracts in payout | 67.801 | $ 11.49 | $ 779 |
| Contracts in accumulation period | 5,458,319.592 | 11.95 | 65,226,919 |
| | 5,458,387.393 | | $ 65,227,698 |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Service Class** | | | |
| Contracts in accumulation period | 813.327 | $ 11.85 | $ 9,638 |
| **ING T. Rowe Price Growth Equity Portfolio - Initial Class** | | | |
| Contracts in accumulation period | 194,622.762 | $ 16.20 | $ 3,152,889 |
| **ING T. Rowe Price Growth Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period | 1,268.998 | $ 11.85 | $ 15,038 |
| **ING UBS U.S. Large Cap Equity Portfolio - Initial Class** | | | |
| Contracts in accumulation period | 454,544.898 | $ 12.69 | $ 5,768,175 |
| **ING UBS U.S. Large Cap Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period | 6.464 | $ 12.20 | $ 79 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Comstock Portfolio - Initial Class** | | | |
| Contracts in accumulation period | 332,435.614 | $ 17.24 | $ 5,731,190 |
| **ING Van Kampen Comstock Portfolio - Service Class** | | | |
| Contracts in accumulation period | 6,112.715 | $ 11.89 | $ 72,680 |
| **ING Van Kampen Equity and Income Portfolio - Initial Class** | | | |
| Contracts in accumulation period | 1,316,257.040 | $ 12.10 | $ 15,926,710 |
| **ING Van Kampen Equity and Income Portfolio - Service Class** | | | |
| Contracts in accumulation period | 12,017.284 | $ 11.93 | $ 143,366 |
| **ING VP Strategic Allocation Conservative Portfolio - Class I** | | | |
| Contracts in accumulation period | 63,297.278 | $ 13.08 | $ 827,928 |
| **ING VP Strategic Allocation Growth Portfolio - Class I** | | | |
| Contracts in accumulation period | 85,076.054 | $ 15.76 | $ 1,340,799 |
| **ING VP Strategic Allocation Moderate Portfolio - Class I** | | | |
| Contracts in accumulation period | 124,545.312 | $ 14.47 | $ 1,802,171 |
| **ING VP Global Science and Technology Portfolio - Class I** | | | |
| Contracts in accumulation period | 17,294.326 | $ 12.46 | $ 215,487 |
| **ING VP Index Plus LargeCap Portfolio - Class I** | | | |
| Contracts in accumulation period | 296,021.588 | $ 15.77 | $ 4,668,260 |
| **ING VP Index Plus MidCap Portfolio - Class I** | | | |
| Contracts in accumulation period | 585,358.889 | $ 17.69 | $ 10,354,999 |
| **ING VP Index Plus SmallCap Portfolio - Class I** | | | |
| Contracts in accumulation period | 441,518.415 | $ 19.07 | $ 8,419,756 |
| **ING VP International Equity Portfolio - Class I** | | | |
| Contracts in accumulation period | 1,111.710 | $ 14.36 | $ 15,964 |
| **ING VP Small Company Portfolio - Class I** | | | |
| Contracts in accumulation period | 1,560.304 | $ 13.02 | $ 20,315 |
| **ING VP Value Opportunity Portfolio - Class I** | | | |
| Contracts in accumulation period | 94,171.141 | $ 12.20 | $ 1,148,888 |
| **ING VP Financial Services Portfolio - Class I** | | | |
| Contracts in accumulation period | 22,461.041 | $ 13.67 | $ 307,042 |
| **ING VP High Yield Bond Portfolio - Class I** | | | |
| Contracts in accumulation period | 537,404.664 | $ 10.84 | $ 5,825,467 |

RELIASTAR LIFE INSURANCE COMPANY
SEPARATE ACCOUNT N
Notes to Financial Statements

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP International Value Portfolio - Class I** | | | |
| Contracts in accumulation period | 1,080,507.757 | $ 25.99 | $ 28,082,397 |
| **ING VP MidCap Opportunities Portfolio - Class I** | | | |
| Contracts in accumulation period | 4,535,992.860 | $ 7.44 | $ 33,747,787 |
| **ING VP Real Estate Portfolio - Class I** | | | |
| Contracts in accumulation period | 239,613.766 | $ 20.66 | $ 4,950,420 |
| **ING VP SmallCap Opportunities Portfolio - Class I** | | | |
| Contracts in accumulation period | 791,378.643 | $ 25.08 | $ 19,847,776 |
| **ING VP Balanced Portfolio - Class I** | | | |
| Contracts in accumulation period | 137,181.619 | $ 11.54 | $ 1,583,076 |
| **ING VP Intermediate Bond Portfolio - Class I** | | | |
| Contracts in accumulation period | 73,222.935 | $ 10.41 | $ 762,251 |
| **ING VP Money Market Portfolio - Class I** | | | |
| Contracts in accumulation period | 22,725.330 | $ 10.50 | $ 238,616 |
| **ING VP Natural Resources Trust** | | | |
| Contracts in accumulation period | 412,534.168 | $ 20.10 | $ 8,291,937 |
| **Lord Abbett Series Fund - Growth and Income Portfolio - Class VC** | | | |
| Contracts in accumulation period | 64,235.365 | $ 12.01 | $ 771,467 |
| **Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC** | | | |
| Contracts in accumulation period | 97,994.689 | $ 12.07 | $ 1,182,796 |
| **Neuberger Berman AMT Socially Responsive Portfolio® - Class I** | | | |
| Contracts in accumulation period | 221,220.431 | $ 15.44 | $ 3,415,643 |
| **Oppenheimer Main Street Small Cap Fund®/VA** | | | |
| Contracts in accumulation period | 8,302.481 | $ 12.80 | $ 106,272 |
| **PIMCO Real Return Portfolio - Administrative Class** | | | |
| Contracts in accumulation period | 142,143.246 | $ 10.78 | $ 1,532,304 |
| **Pioneer Equity Income VCT Portfolio - Class I** | | | |
| Contracts in accumulation period | 84,389.073 | $ 12.76 | $ 1,076,805 |
| **Pioneer High Yield VCT Portfolio - Class I** | | | |
| Contracts in accumulation period | 118,100.812 | $ 11.44 | $ 1,351,073 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Wanger Select** | | | |
| Contracts in accumulation period | 180,123.739 | $ 14.66 | $ 2,640,614 |
| | | | |
| **Wanger U.S. Smaller Companies** | | | |
| Contracts in accumulation period | 130,485.852 | $ 13.49 | $ 1,760,254 |

## 8.    Financial Highlights

A summary of unit values, units outstanding and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2006, 2004, 2004, 2003 and 2002, follows:

| Division | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B] | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| Fidelity® VIP Equity-Income Portfolio - Initial Class | | | | | | |
| 2006 | 2,564 | $14.95 to $25.27 | $ 64,793 | 3.27% | 1.40% | 18.53% to 18.56% |
| 2005 | 3,056 | $21.32 | 65,144 | 1.63% | 1.40% | 4.41% |
| 2004 | 3,310 | $20.42 | 67,588 | 1.47% | 1.40% | 9.96% |
| 2003 | 3,213 | $18.57 | 59,666 | 1.56% | 1.40% | 28.51% |
| 2002 | 2,751 | $14.45 | 39,755 | 1.60% | 1.40% | -18.08% |
| Fidelity® VIP Money Market Portfolio - Initial Class | | | | | | |
| 2006 | 899 | $10.25 to $13.26 | 11,894 | 4.78% | 1.40% | 3.43% |
| 2005 | 1,017 | $12.82 | 13,139 | 2.99% | 1.40% | 1.58% |
| 2004 | 1,120 | $12.62 | 14,311 | 1.15% | 1.40% | -0.16% |
| 2003 | 1,566 | $12.64 | 20,008 | 1.20% | 1.40% | -0.39% |
| 2002 | 4,122 | $12.69 | 52,518 | 1.65% | 1.40% | 0.24% |
| Fidelity® VIP Contrafund® Portfolio - Initial Class | | | | | | |
| 2006 | 3,421 | $30.89 | 105,673 | 1.29% | 1.40% | 10.16% |
| 2005 | 3,608 | $28.04 | 101,171 | 0.28% | 1.40% | 15.30% |
| 2004 | 3,604 | $24.32 | 87,638 | 0.32% | 1.40% | 13.86% |
| 2003 | 3,473 | $21.36 | 74,188 | 0.42% | 1.40% | 26.69% |
| 2002 | 3,240 | $16.86 | 54,623 | 0.84% | 1.40% | -10.60% |
| Fidelity® VIP Index 500 Portfolio - Initial Class | | | | | | |
| 2006 | 5,171 | $24.43 | 126,311 | 1.71% | 1.40% | 14.11% |
| 2005 | 5,735 | $21.41 | 122,778 | 1.76% | 1.40% | 3.38% |
| 2004 | 6,284 | $20.71 | 130,148 | 1.27% | 1.40% | 9.11% |
| 2003 | 6,480 | $18.98 | 122,998 | 1.38% | 1.40% | 26.62% |
| 2002 | 6,274 | $14.99 | 94,053 | 1.26% | 1.40% | -23.32% |

| Division | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B] | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| Fidelity® VIP Investment Grade Bond<br>Portfolio - Initial Class | | | | | | |
| 2006 | 1,602 | $13.85 | $ 22,191 | 4.06% | 1.40% | 2.90% |
| 2005 | 1,792 | $13.46 | 24,116 | 3.66% | 1.40% | 0.75% |
| 2004 | 1,902 | $13.36 | 25,415 | 4.12% | 1.40% | 3.01% |
| 2003 | 1,946 | $12.97 | 25,245 | 5.64% | 1.40% | 3.76% |
| 2002 | 2,005 | $12.50 | 25,056 | 3.06% | 1.40% | 8.79% |
| Franklin Small Cap Value Securities Fund - Class 2 | | | | | | |
| 2006 | 99 | $12.66 | 1,249 | 0.61% | 1.40% | 15.41% |
| 2005 | 23 | $10.97 | 254 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING AllianceBernstein Mid Cap Growth<br>Portfolio - Service Class | | | | | | |
| 2006 | 30 | $12.77 | 389 | - | 1.40% | 0.39% |
| 2005 | 1 | $12.72 | 9 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING BlackRock Large Cap Growth<br>Portfolio - Service 2 Class | | | | | | |
| 2006 | 1 | $11.74 | 12 | (e) | 1.40% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING FMR[SM] Diversified Mid Cap<br>Portfolio - Institutional Class | | | | | | |
| 2006 | - | $9.93 | - | (e) | 1.40% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

| Division | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B] | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING FMR[SM] Diversified Mid Cap<br>Portfolio - Service Class | | | | | | |
| 2006 | 52 | $13.27 | $ 696 | - | 1.40% | 10.31% |
| 2005 | 3 | $12.03 | 32 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING FMR[SM] Large Cap Growth<br>Portfolio - Institutional Class | | | | | | |
| 2006 | 7,642 | $10.10 | 77,173 | (e) | 1.40% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING JPMorgan Emerging Markets Equity<br>Portfolio - Service Class | | | | | | |
| 2006 | 284 | $18.33 | 5,203 | 0.46% | 1.40% | 33.89% |
| 2005 | 128 | $13.69 | 1,750 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING JPMorgan Small Cap Core Equity<br>Portfolio - Institutional Class | | | | | | |
| 2006 | 2,879 | $13.26 | 38,173 | 0.14% | 1.40% | 15.30% |
| 2005 | 7 | $11.50 | 77 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Julius Baer Foreign Portfolio - Service Class | | | | | | |
| 2006 | 497 | $16.91 | 8,411 | - | 1.40% | 27.33% |
| 2005 | 249 | $13.28 | 3,304 | 0.06% | 1.40% | 13.80% |
| 2004 | 169 | $11.67 | 1,968 | (c) | 1.40% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Julius Baer Foreign Portfolio - Service 2 Class | | | | | | |
| 2006 | 15 | $14.83 | $ 222 | - | 1.40% | 27.30% |
| 2005 | 1 | $11.65 | 6 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Legg Mason Value Portfolio - Institutional Class | | | | | | |
| 2006 | 61 | $12.11 | 739 | - | 1.40% | 5.30% |
| 2005 | 55 | $11.50 | 637 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Legg Mason Value Portfolio - Service 2 Class | | | | | | |
| 2006 | 3 | $11.10 | 28 | (e) | 1.40% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Limited Maturity Bond Portfolio - Service Class | | | | | | |
| 2006 | 978 | $10.27 | 10,039 | 7.62% | 1.40% | 2.39% |
| 2005 | 6 | $10.03 | 58 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Liquid Assets Portfolio - Institutional Class | | | | | | |
| 2006 | 11 | $10.49 | 120 | 4.18% | 1.40% | 3.55% |
| 2005 | 142 | $10.13 | 1,443 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Notes to Financial Statements**

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Lord Abbett Affiliated | | | | | | |
| Portfolio - Institutional Class | | | | | | |
| 2006 | 11 | $10.78 | $ 120 | (e) | 1.40% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Marsico Growth Portfolio - Service Class | | | | | | |
| 2006 | 40 | $11.88 | 474 | - | 1.40% | 3.48% |
| 2005 | 24 | $11.48 | 276 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Marsico Growth Portfolio - Service 2 Class | | | | | | |
| 2006 | 1 | $11.23 | 10 | - | 1.40% | 3.31% |
| 2005 | - | $10.87 | 5 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Marsico International Opportunities | | | | | | |
| Portfolio - Institutional Class | | | | | | |
| 2006 | 1,983 | $15.24 | 30,226 | 0.14% | 1.40% | 22.51% |
| 2005 | 13 | $12.44 | 158 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING MFS Total Return Portfolio - Service Class | | | | | | |
| 2006 | 385 | $13.84 | 5,324 | 2.40% | 1.40% | 10.37% |
| 2005 | 468 | $12.54 | 5,874 | 2.64% | 1.40% | 1.46% |
| 2004 | 270 | $12.36 | 3,342 | 2.94% | 1.40% | 9.57% |
| 2003 | 35 | $11.28 | 396 | (b) | 1.40% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |

| Division | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B] | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING MFS Total Return Portfolio - Service 2 Class | | | | | | |
| 2006 | 3 | $11.24 | $ 37 | (e) | 1.40% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Pioneer Fund Portfolio - Service Class | | | | | | |
| 2006 | 5 | $12.64 | 57 | - | 1.40% | 15.12% |
| 2005 | - | $10.98 | - | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Pioneer Mid Cap Value<br>Portfolio - Service Class | | | | | | |
| 2006 | 5 | $12.07 | 63 | 0.17% | 1.40% | 10.73% |
| 2005 | 5 | $10.90 | 50 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Stock Index Portfolio - Institutional Class | | | | | | |
| 2006 | 20 | $11.91 | 242 | 1.88% | 1.40% | 13.86% |
| 2005 | 2 | $10.46 | 24 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING T. Rowe Price Capital Appreciation<br>Portfolio - Service Class | | | | | | |
| 2006 | 533 | $12.45 | 6,636 | 1.24% | 1.40% | 13.08% |
| 2005 | 198 | $11.01 | 2,185 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |

| Division | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B] | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING T. Rowe Price Equity Income<br>  Portfolio - Service Class | | | | | | |
| 2006 | 320 | $16.58 | $  5,313 | 1.32% | 1.40% | 17.42% |
| 2005 | 311 | $14.12 | 4,395 | 1.20% | 1.40% | 2.47% |
| 2004 | 235 | $13.78 | 3,232 | 1.38% | 1.40% | 13.32% |
| 2003 | 45 | $12.16 | 549 | (b) | 1.40% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING T. Rowe Price Equity Income<br>  Portfolio - Service 2 Class | | | | | | |
| 2006 | 18 | $12.14 | 216 | 0.83% | 1.40% | 17.29% |
| 2005 | 1 | $10.35 | 11 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Van Kampen Growth and Income<br>  Portfolio - Service Class | | | | | | |
| 2006 | 1,647 | $12.73 | 20,970 | 1.99% | 1.40% | 14.38% |
| 2005 | 13 | $11.13 | 144 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Van Kampen Growth and Income<br>  Portfolio - Service 2 Class | | | | | | |
| 2006 | 2 | $12.59 | 27 | (e) | 1.40% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING VP Index Plus International Equity<br>  Portfolio - Service Class | | | | | | |
| 2006 | 98 | $10.85 | 1,064 | (e) | 1.40% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Notes to Financial Statements**

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING American Century Large Company Value Portfolio - Initial Class | | | | | | |
| 2006 | 12 | $12.53 | $    145 | 0.89% | 1.40% | 17.87% |
| 2005 | 4 | $10.63 | 44 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING American Century Large Company Value Portfolio - Service Class | | | | | | |
| 2006 | 1 | $11.92 | 6 | (e) | 1.40% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING American Century Select Portfolio - Initial Class | | | | | | |
| 2006 | 2,010 | $10.12 | 20,338 | 1.25% | 1.40% | -2.97% |
| 2005 | 2,279 | $10.43 | 23,765 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING American Century Select Portfolio - Service Class | | | | | | |
| 2006 | 1 | $9.76 | 9 | (e) | 1.40% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING American Century Small-Mid Cap Value Portfolio - Initial Class | | | | | | |
| 2006 | 87 | $19.53 | 1,705 | 0.02% | 1.40% | 14.14% |
| 2005 | 86 | $17.11 | 1,472 | 0.47% | 1.40% | 6.67% |
| 2004 | 66 | $16.04 | 1,059 | 0.31% | 1.40% | 19.88% |
| 2003 | 18 | $13.00 | 240 | 4.98% | 1.40% | 33.93% |
| 2002 | - | $10.00 | 1 | (a) | 1.40% | (a) |

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Notes to Financial Statements**

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING American Century Small-Mid Cap Value Portfolio - Service Class | | | | | | |
| 2006 | 1 | $12.53 | $ 9 | 0.01% | 1.40% | 13.91% |
| 2005 | - | $11.00 | 4 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Baron Small Cap Growth Portfolio - Initial Class | | | | | | |
| 2006 | 146 | $20.23 | 2,944 | - | 1.40% | 13.97% |
| 2005 | 110 | $17.75 | 1,959 | - | 1.40% | 6.10% |
| 2004 | 51 | $16.73 | 856 | - | 1.40% | 26.55% |
| 2003 | 25 | $13.22 | 333 | - | 1.40% | 31.94% |
| 2002 | - | $10.02 | 1 | (a) | 1.40% | (a) |
| ING Baron Small Cap Growth Portfolio - Service Class | | | | | | |
| 2006 | 4 | $12.11 | 47 | - | 1.40% | 13.60% |
| 2005 | - | $10.66 | - | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Davis Venture Value Portfolio - Initial Class | | | | | | |
| 2006 | 33 | $12.45 | 412 | 0.03% | 1.40% | 12.67% |
| 2005 | 3 | $11.05 | 34 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Davis Venture Value Portfolio - Service Class | | | | | | |
| 2006 | - | $11.80 | 2 | (e) | 1.40% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

116

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Fidelity® VIP Contrafund® Portfolio - Service Class | | | | | | |
| 2006 | 50 | $12.75 | $ 641 | - | 1.40% | 9.63% |
| 2005 | 1 | $11.63 | 10 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Fidelity® VIP Equity-Income Portfolio - Service Class | | | | | | |
| 2006 | 7 | $12.44 | 93 | - | 1.40% | 17.91% |
| 2005 | 1 | $10.55 | 6 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Fidelity® VIP Growth Portfolio - Service Class | | | | | | |
| 2006 | - | $11.08 | 5 | - | 1.40% | 4.73% |
| 2005 | - | $10.58 | - | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Fidelity® VIP Mid Cap Portfolio - Service Class | | | | | | |
| 2006 | 15 | $13.11 | 198 | - | 1.40% | 10.63% |
| 2005 | - | $11.85 | 2 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Fundamental Research Portfolio - Initial Class | | | | | | |
| 2006 | 204 | $12.25 | 2,502 | 0.28% | 1.40% | 10.96% |
| 2005 | 289 | $11.04 | 3,189 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Goldman Sachs® Capital Growth Portfolio - Service Class | | | | | | |
| 2006 | - | $10.85 | $ 4 | (e) | 1.40% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING JPMorgan International Portfolio - Initial Class | | | | | | |
| 2006 | 19 | $13.50 | 257 | 0.55% | 1.40% | 20.43% |
| 2005 | 3 | $11.21 | 31 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING JPMorgan International Portfolio - Service Class | | | | | | |
| 2006 | 2 | $13.35 | 22 | (e) | 1.40% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING JPMorgan Mid Cap Value Portfolio - Initial Class | | | | | | |
| 2006 | 318 | $18.97 | 6,024 | 0.01% | 1.40% | 15.25% |
| 2005 | 313 | $16.46 | 5,151 | 0.66% | 1.40% | 7.16% |
| 2004 | 177 | $15.36 | 2,712 | 0.42% | 1.40% | 19.25% |
| 2003 | 47 | $12.88 | 609 | (b) | 1.40% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING JPMorgan Mid Cap Value Portfolio - Service Class | | | | | | |
| 2006 | 7 | $12.48 | 84 | - | 1.40% | 14.92% |
| 2005 | 1 | $10.86 | 10 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | | | | | | |
| 2006 | 2,195 | $12.97 | $ 28,466 | - | 1.40% | 8.72% |
| 2005 | 1 | $11.93 | 9 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Legg Mason Partners Aggressive Growth Portfolio - Service Class | | | | | | |
| 2006 | 1 | $12.07 | 10 | (e) | 1.40% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Legg Mason Partners Large Cap Growth Portfolio - Initial Class | | | | | | |
| 2006 | 8 | $11.74 | 90 | - | 1.40% | 2.71% |
| 2005 | 6 | $11.43 | 64 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Neuberger Berman Partners Portfolio - Initial Class | | | | | | |
| 2006 | 1,849 | $10.77 | 19,909 | (e) | 1.40% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING OpCap Balanced Value Portfolio - Initial Class | | | | | | |
| 2006 | 14 | $11.78 | 166 | 1.84% | 1.40% | 9.18% |
| 2005 | 5 | $10.79 | 49 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |

| Division | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B] | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING OpCap Balanced Value | | | | | | |
| Portfolio - Service Class | | | | | | |
| 2006 | - | $11.22 | $ 2 | (e) | 1.40% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Oppenheimer Global Portfolio - Initial Class | | | | | | |
| 2006 | 3,212 | $13.52 to $19.52 | 62,695 | 0.07% | 1.40% | 16.33% to 16.35% |
| 2005 | 3,171 | $16.78 | 53,203 | 1.63% | 1.40% | 12.02% |
| 2004 | 43 | $14.98 | 651 | - | 1.40% | 13.66% |
| 2003 | 20 | $13.18 | 264 | (b) | 1.40% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING Oppenheimer Global Portfolio - Service Class | | | | | | |
| 2006 | 17 | $13.47 | 223 | 0.06% | 1.40% | 16.02% |
| 2005 | - | $11.61 | 5 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Oppenheimer Strategic Income | | | | | | |
| Portfolio - Service Class | | | | | | |
| 2006 | 14 | $10.68 | 147 | (e) | 1.40% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING PIMCO Total Return Portfolio - Initial Class | | | | | | |
| 2006 | 315 | $11.10 | 3,496 | 1.97% | 1.40% | 2.78% |
| 2005 | 289 | $10.80 | 3,123 | 1.80% | 1.40% | 0.93% |
| 2004 | 129 | $10.70 | 1,381 | - | 1.40% | 3.18% |
| 2003 | 65 | $10.37 | 673 | (b) | 1.40% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Notes to Financial Statements**

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING PIMCO Total Return Portfolio - Service Class | | | | | | |
| 2006 | 4 | $10.33 | $ 42 | 0.19% | 1.40% | 2.58% |
| 2005 | - | $10.07 | 1 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Pioneer High Yield Portfolio - Initial Class | | | | | | |
| 2006 | 20 | $10.56 | 207 | (e) | 1.40% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Solution 2015 Portfolio - Service Class | | | | | | |
| 2006 | 6 | $11.66 | 73 | (e) | 1.40% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Solution 2025 Portfolio - Service Class | | | | | | |
| 2006 | 49 | $12.10 | 593 | 0.33% | 1.40% | 11.01% |
| 2005 | - | $10.90 | 3 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Solution Income Portfolio - Service Class | | | | | | |
| 2006 | 1 | $10.90 | 6 | (e) | 1.40% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

| Division | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B] | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| ING T. Rowe Price Diversified Mid Cap Growth<br>Portfolio - Initial Class | | | | | | |
| 2006 | 5,458 | $11.49 to $11.95 | $ 65,223 | - | 1.40% | 7.56% |
| 2005 | 3,048 | $11.11 | 33,867 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING T. Rowe Price Diversified Mid Cap Growth<br>Portfolio - Service Class | | | | | | |
| 2006 | 1 | $11.85 | 10 | - | 1.40% | 7.43% |
| 2005 | - | $11.03 | 4 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING T. Rowe Price Growth Equity Portfolio - Initial Class | | | | | | |
| 2006 | 195 | $16.20 | 3,153 | 0.25% | 1.40% | 11.72% |
| 2005 | 172 | $14.50 | 2,488 | 0.50% | 1.40% | 4.69% |
| 2004 | 111 | $13.85 | 1,535 | 0.19% | 1.40% | 8.46% |
| 2003 | 42 | $12.77 | 533 | (b) | 1.40% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING T. Rowe Price Growth Equity<br>Portfolio - Service Class | | | | | | |
| 2006 | 1 | $11.85 | 15 | - | 1.40% | 11.37% |
| 2005 | 1 | $10.64 | 6 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING UBS U.S. Large Cap Equity<br>Portfolio - Initial Class | | | | | | |
| 2006 | 455 | $12.69 | 5,768 | 1.51% | 1.40% | 12.90% |
| 2005 | 2 | $11.24 | 17 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING UBS U.S. Large Cap Equity | | | | | | |
| Portfolio - Service Class | | | | | | |
| 2006 | - | $12.20 | $ - | (e) | 1.40% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Van Kampen Comstock Portfolio - Initial Class | | | | | | |
| 2006 | 332 | $17.24 | 5,731 | 0.95% | 1.40% | 14.63% |
| 2005 | 292 | $15.04 | 4,389 | 0.71% | 1.40% | 2.31% |
| 2004 | 145 | $14.70 | 2,136 | - | 1.40% | 15.20% |
| 2003 | 35 | $12.76 | 442 | 4.51% | 1.40% | 28.11% |
| 2002 | - | $9.96 | 1 | (a) | 1.40% | (a) |
| ING Van Kampen Comstock Portfolio - Service Class | | | | | | |
| 2006 | 6 | $11.89 | 73 | 1.14% | 1.40% | 14.22% |
| 2005 | - | $10.41 | 1 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Van Kampen Equity and Income | | | | | | |
| Portfolio - Initial Class | | | | | | |
| 2006 | 1,316 | $12.10 | 15,926 | 3.75% | 1.40% | 11.11% |
| 2005 | 29 | $10.89 | 313 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Van Kampen Equity and Income | | | | | | |
| Portfolio - Service Class | | | | | | |
| 2006 | 12 | $11.93 | 143 | 0.72% | 1.40% | 10.87% |
| 2005 | 1 | $10.76 | 14 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |

**RELIASTAR LIFE INSURANCE COMPANY**
**SEPARATE ACCOUNT N**
**Notes to Financial Statements**

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING VP Strategic Allocation Conservative Portfolio - Class I | | | | | | |
| 2006 | 63 | $13.08 | $    828 | 1.99% | 1.40% | 6.86% |
| 2005 | 33 | $12.24 | 400 | 1.52% | 1.40% | 2.34% |
| 2004 | 47 | $11.96 | 556 | 4.85% | 1.40% | 6.50% |
| 2003 | 20 | $11.23 | 228 | (b) | 1.40% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING VP Strategic Allocation Growth Portfolio - Class I | | | | | | |
| 2006 | 85 | $15.76 | 1,341 | 1.16% | 1.40% | 11.61% |
| 2005 | 52 | $14.12 | 728 | 1.15% | 1.40% | 4.75% |
| 2004 | 15 | $13.48 | 197 | 0.89% | 1.40% | 10.40% |
| 2003 | 2 | $12.21 | 27 | (b) | 1.40% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING VP Strategic Allocation Moderate Portfolio - Class I | | | | | | |
| 2006 | 125 | $14.47 | 1,802 | 1.84% | 1.40% | 9.62% |
| 2005 | 95 | $13.20 | 1,250 | 1.41% | 1.40% | 3.21% |
| 2004 | 66 | $12.79 | 845 | 1.20% | 1.40% | 8.76% |
| 2003 | 13 | $11.76 | 157 | (b) | 1.40% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING VP Global Science and Technology Portfolio - Class I | | | | | | |
| 2006 | 17 | $12.46 | 215 | - | 1.40% | 5.77% |
| 2005 | 7 | $11.78 | 81 | - | 1.40% | 10.20% |
| 2004 | 8 | $10.69 | 88 | (c) | 1.40% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING VP Index Plus LargeCap Portfolio - Class I | | | | | | |
| 2006 | 296 | $15.77 | 4,668 | 0.63% | 1.40% | 12.97% |
| 2005 | 131 | $13.96 | 1,828 | 1.35% | 1.40% | 3.95% |
| 2004 | 84 | $13.43 | 1,134 | 1.12% | 1.40% | 9.01% |
| 2003 | 24 | $12.32 | 299 | (b) | 1.40% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING VP Index Plus MidCap Portfolio - Class I | | | | | | |
| 2006 | 585 | $17.69 | $ 10,354 | 0.63% | 1.40% | 7.93% |
| 2005 | 494 | $16.39 | 8,100 | 0.42% | 1.40% | 9.63% |
| 2004 | 163 | $14.95 | 2,440 | 0.34% | 1.40% | 14.91% |
| 2003 | 39 | $13.01 | 505 | (b) | 1.40% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING VP Index Plus SmallCap Portfolio - Class I | | | | | | |
| 2006 | 442 | $19.07 | 8,419 | 0.42% | 1.40% | 12.24% |
| 2005 | 359 | $16.99 | 6,103 | 0.29% | 1.40% | 6.12% |
| 2004 | 113 | $16.01 | 1,809 | 0.19% | 1.40% | 20.38% |
| 2003 | 20 | $13.30 | 271 | (b) | 1.40% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING VP International Equity Portfolio - Class I | | | | | | |
| 2006 | 1 | $14.36 | 16 | (e) | 1.40% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING VP Small Company Portfolio - Class I | | | | | | |
| 2006 | 2 | $13.02 | 20 | - | 1.40% | 15.22% |
| 2005 | - | $11.30 | - | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING VP Value Opportunity Portfolio - Class I | | | | | | |
| 2006 | 94 | $12.20 | 1,149 | 1.43% | 1.40% | 14.45% |
| 2005 | 101 | $10.66 | 1,080 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING VP Financial Services Portfolio - Class I | | | | | | |
| 2006 | 22 | $13.67 | $ 307 | 1.04% | 1.40% | 15.85% |
| 2005 | 8 | $11.80 | 90 | 0.71% | 1.40% | 6.21% |
| 2004 | 3 | $11.11 | 38 | (c) | 1.40% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING VP High Yield Bond Portfolio - Class I | | | | | | |
| 2006 | 537 | $10.84 | 5,825 | 6.57% | 1.40% | 8.29% |
| 2005 | 547 | $10.01 | 5,480 | 4.71% | 1.40% | - |
| 2004 | 1,331 | $10.01 | 13,321 | 4.09% | 1.40% | 6.49% |
| 2003 | 1,405 | $9.40 | 13,210 | 7.10% | 1.40% | 15.76% |
| 2002 | 545 | $8.12 | 4,422 | 6.62% | 1.40% | -2.52% |
| ING VP International Value Portfolio - Class I | | | | | | |
| 2006 | 1,081 | $25.99 | 28,080 | 2.42% | 1.40% | 27.65% |
| 2005 | 1,316 | $20.36 | 26,789 | 2.33% | 1.40% | 7.90% |
| 2004 | 1,366 | $18.87 | 25,772 | 1.19% | 1.40% | 15.77% |
| 2003 | 1,088 | $16.30 | 17,742 | 1.46% | 1.40% | 28.14% |
| 2002 | 841 | $12.72 | 10,693 | 0.87% | 1.40% | -16.54% |
| ING VP MidCap Opportunities Portfolio - Class I | | | | | | |
| 2006 | 4,536 | $7.44 | 33,745 | - | 1.40% | 6.29% |
| 2005 | 5,264 | $7.00 | 36,845 | - | 1.40% | 8.70% |
| 2004 | 5,981 | $6.44 | 38,521 | - | 1.40% | 10.09% |
| 2003 | 285 | $5.85 | 1,669 | - | 1.40% | 34.79% |
| 2002 | 236 | $4.34 | 1,024 | - | 1.40% | -26.94% |
| ING VP Real Estate Portfolio - Class I | | | | | | |
| 2006 | 240 | $20.66 | 4,950 | 2.52% | 1.40% | 34.24% |
| 2005 | 157 | $15.39 | 2,413 | 2.94% | 1.40% | 10.96% |
| 2004 | 69 | $13.87 | 952 | (c) | 1.40% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING VP SmallCap Opportunities Portfolio - Class I | | | | | | |
| 2006 | 791 | $25.08 | $ 19,846 | - | 1.40% | 10.97% |
| 2005 | 927 | $22.60 | 20,948 | - | 1.40% | 7.62% |
| 2004 | 1,081 | $21.00 | 22,696 | - | 1.40% | 8.64% |
| 2003 | 1,213 | $19.33 | 23,457 | - | 1.40% | 36.61% |
| 2002 | 1,497 | $14.15 | 21,178 | - | 1.40% | -44.36% |
| ING VP Balanced Portfolio - Class I | | | | | | |
| 2006 | 137 | $11.54 | 1,583 | 0.17% | 1.40% | 8.46% |
| 2005 | 3 | $10.64 | 32 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING VP Intermediate Bond Portfolio - Class I | | | | | | |
| 2006 | 73 | $10.41 | 762 | 7.63% | 1.40% | 2.66% |
| 2005 | 2 | $10.14 | 24 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING VP Money Market Portfolio - Class I | | | | | | |
| 2006 | 23 | $10.50 | 239 | (e) | 1.40% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING VP Natural Resources Trust | | | | | | |
| 2006 | 413 | $20.10 | 8,291 | - | 1.40% | 20.07% |
| 2005 | 318 | $16.74 | 5,322 | 0.05% | 1.40% | 40.79% |
| 2004 | 79 | $11.89 | 945 | (c) | 1.40% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |

| Division | Units*<br>(000's) | Unit Fair Value<br>(lowest to highest) | Net Assets<br>(000's) | Investment<br>Income<br>Ratio[A] | Expense Ratio[B] | Total Return[C]<br>(lowest to highest) |
|---|---|---|---|---|---|---|
| Lord Abbett Series Fund - Growth and Income<br>  Portfolio - Class VC | | | | | | |
| 2006 | 64 | $12.01 | $    771 | 2.01% | 1.40% | 15.70% |
| 2005 | 13 | $10.38 | 137 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| Lord Abbett Series Fund - Mid-Cap Value<br>  Portfolio - Class VC | | | | | | |
| 2006 | 98 | $12.07 | 1,183 | 0.69% | 1.40% | 10.63% |
| 2005 | 41 | $10.91 | 449 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| Neuberger Berman AMT Socially Responsive<br>  Portfolio® - Class I | | | | | | |
| 2006 | 221 | $15.44 | 3,416 | 0.18% | 1.40% | 12.13% |
| 2005 | 236 | $13.77 | 3,252 | - | 1.40% | 5.36% |
| 2004 | 222 | $13.07 | 2,904 | - | 1.40% | 11.71% |
| 2003 | 190 | $11.70 | 2,222 | - | 1.40% | 32.50% |
| 2002 | 139 | $8.83 | 1,231 | - | 1.40% | -15.90% |
| Oppenheimer Main Street Small Cap Fund®/VA | | | | | | |
| 2006 | 8 | $12.80 | 106 | - | 1.40% | 13.48% |
| 2005 | - | $11.28 | 3 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| PIMCO Real Return Portfolio - Administrative Class | | | | | | |
| 2006 | 142 | $10.78 | 1,532 | 4.37% | 1.40% | -0.55% |
| 2005 | 170 | $10.84 | 1,839 | 3.98% | 1.40% | 0.65% |
| 2004 | 72 | $10.77 | 770 | (c) | 1.40% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |

| Division | Units* (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Pioneer Equity Income VCT Portfolio - Class I | | | | | | |
| 2006 | 84 | $12.76 | $ 1,077 | 2.14% | 1.40% | 20.72% |
| 2005 | 4 | $10.57 | 48 | (d) | 1.40% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| Pioneer High Yield VCT Portfolio - Class I | | | | | | |
| 2006 | 118 | $11.44 | 1,351 | 5.35% | 1.40% | 7.02% |
| 2005 | 92 | $10.69 | 981 | 2.95% | 1.40% | 0.47% |
| 2004 | 181 | $10.64 | 1,926 | (c) | 1.40% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Wanger Select | | | | | | |
| 2006 | 180 | $14.66 | 2,641 | 0.27% | 1.40% | 18.04% |
| 2005 | 109 | $12.42 | 1,352 | - | 1.40% | 8.95% |
| 2004 | 88 | $11.40 | 1,007 | (c) | 1.40% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| Wanger U.S. Smaller Companies | | | | | | |
| 2006 | 130 | $13.49 | 1,760 | 0.22% | 1.40% | 6.39% |
| 2005 | 104 | $12.68 | 1,313 | - | 1.40% | 9.69% |
| 2004 | 36 | $11.56 | 421 | (c) | 1.40% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |

(a) As investment Division was not available until 2002, this data is not meaningful and is therefore not presented.
(b) As investment Division was not available until 2003, this data is not meaningful and is therefore not presented.
(c) As investment Division was not available until 2004, this data is not meaningful and is therefore not presented.
(d) As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.
(e) As investment Division was not available until 2006, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets.
    The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.
B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, as defined in Note 3.   Certain
    items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.
C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities.   Certain items in this
    table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

*   Includes units for annuity contracts in payout beginning in 2006.

**FINANCIAL STATEMENTS — STATUTORY BASIS**
**ReliaStar Life Insurance Company**
*Years ended December 31, 2006 and 2005*
*with Report of Independent Registered Public Accounting Firm*

**RELIASTAR LIFE INSURANCE COMPANY**
**Financial Statements – Statutory Basis**
**Years ended December 31, 2006 and 2005**

# Contents

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
ReliaStar Life Insurance Company

We have audited the accompanying statutory basis balance sheets of ReliaStar Life Insurance Company (the "Company," an indirect wholly owned subsidiary of ING America Insurance Holdings, Inc.), as of December 31, 2006 and 2005, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Minnesota Department of Commerce, Division of Insurance ("Minnesota Division of Insurance"), which practices differ from United States generally accepted accounting principles. The variances between such practices and United States generally accepted accounting principles and the effects on the accompanying financial statements are described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with United States generally accepted accounting principles, the financial position of ReliaStar Life Insurance Company at December 31, 2006 and 2005, or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ReliaStar Life Insurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Minnesota Division of Insurance.


/s/ Ernst & Young LLP

Atlanta, Georgia
March 30, 2007

# RELIASTAR LIFE INSURANCE COMPANY
## Balance Sheets - Statutory Basis

| | December 31 | |
| --- | --- | --- |
| | **2006** | **2005** |
| | *(In Thousands)* | |
| **Admitted assets** | | |
| Cash and invested assets: | | |
| Bonds | $ 13,365,486 | $ 13,443,308 |
| Preferred stocks | 129,773 | 52,473 |
| Common stocks | 3,045 | 808 |
| Subsidiaries | 330,204 | 286,170 |
| Mortgage loans | 2,134,551 | 2,216,503 |
| Real estate: | | |
| Properties occupied by the Company | 87,007 | 89,812 |
| Properties held for the production of income | 8,348 | 9,351 |
| Contract loans | 674,130 | 664,252 |
| Other invested assets | 596,303 | 393,768 |
| Cash and short-term investments | 341,241 | 182,231 |
| Total cash and invested assets | 17,670,088 | 17,338,676 |
| | | |
| Deferred and uncollected premiums, less loading (2006-$23,190; 2005-$14,095) | 141,945 | 148,381 |
| Accrued investment income | 175,674 | 171,913 |
| Reinsurance balances recoverable | 186,164 | 153,332 |
| Indebtedness from related parties | 54,183 | 24,125 |
| Net deferred tax asset | 111,666 | 84,453 |
| Separate account assets | 3,688,327 | 4,078,427 |
| Other assets | 22,561 | 24,097 |
| Total admitted assets | $ 22,050,608 | $ 22,023,404 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## Balance Sheets - Statutory Basis

| | December 31 | |
|---|---|---|
| | 2006 | 2005 |
| | (In Thousands, except share amounts) | |
| **Liabilities and capital and surplus** | | |
| Liabilities: | | |
| Policy and contract liabilities: | | |
| Life and annuity reserves | $ 12,715,529 | $ 12,777,909 |
| Accident and health reserves | 1,234,942 | 1,179,674 |
| Deposit type contracts | 610,245 | 642,142 |
| Policyholders' funds | 718 | 913 |
| Dividends payable | 14,186 | 12,555 |
| Policy and contract claims | 420,472 | 418,142 |
| Total policy and contract liabilities | 14,996,092 | 15,031,335 |
| | | |
| Interest maintenance reserve | 6,818 | 43,755 |
| Accounts payable and accrued expenses | 161,300 | 155,581 |
| Reinsurance balances | 79,832 | 83,709 |
| Current federal income taxes payable (including ($14,367) and $1,527 on realized capital losses at December 31, 2006 and 2005, respectively) | 24,638 | 33,863 |
| Indebtedness to related parties | 13,844 | 17,406 |
| Contingency reserve | 58,487 | 37,298 |
| Asset valuation reserve | 135,266 | 130,783 |
| Borrowed money | 566,540 | 573,175 |
| Net transfers to separate accounts | (177,076) | (211,715) |
| Other liabilities | 174,703 | 172,399 |
| Separate account liabilities | 3,686,705 | 4,075,675 |
| Total liabilities | 19,727,149 | 20,143,264 |
| | | |
| Capital and surplus: | | |
| Common stock: authorized 25,000,000 shares of $1.25 par value; 2,000,000 shares issued and outstanding | 2,500 | 2,500 |
| Preferred capital stock | 100 | 100 |
| Surplus note | 100,000 | 100,000 |
| Paid-in and contributed surplus | 1,672,125 | 1,472,125 |
| Unassigned surplus | 548,834 | 305,515 |
| Preferred capital stock, held in treasury | (100) | (100) |
| Total capital and surplus | 2,323,459 | 1,880,140 |
| Total liabilities and capital and surplus | $ 22,050,608 | $ 22,023,404 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## Statements of Operations - Statutory Basis

| | Year ended December 31 | |
| --- | ---: | ---: |
| | **2006** | **2005** |
| | *(In Thousands)* | |
| Premiums and other revenues: | | |
| Life, annuity, and accident and health premiums | $ 3,038,520 | $ 3,114,418 |
| Considerations for supplementary contracts with life contingencies | 1,765 | 2,400 |
| Net investment income | 946,258 | 932,511 |
| Amortization of interest maintenance reserve | 2,655 | 12,027 |
| Commissions, expense allowances and reserve adjustments | | |
| on reinsurance ceded | 100,541 | 61,228 |
| Other revenue | 168,885 | 161,776 |
| Total premiums and other revenues | 4,258,624 | 4,284,360 |
| | | |
| Benefits paid or provided: | | |
| Death benefits | 1,039,020 | 900,400 |
| Annuity benefits | 114,877 | 120,306 |
| Surrender benefits and withdrawals | 2,209,109 | 1,926,257 |
| Interest on policy or contract funds | 9,920 | 19,507 |
| Accident and health benefits | 456,140 | 401,269 |
| Other benefits | 7,991 | 8,440 |
| (Decrease) increase in life, annuity and accident and health reserves | (7,113) | 355,324 |
| Net transfers from separate accounts | (672,208) | (454,724) |
| Total benefits paid or provided | 3,157,736 | 3,276,779 |
| | | |
| Insurance expenses and other deductions: | | |
| Commissions | 310,088 | 309,210 |
| General expenses | 366,642 | 353,688 |
| Insurance taxes, licenses and fees | 47,773 | 48,873 |
| Other deductions | 127,813 | 1,092 |
| Total insurance expenses and other deductions | 852,316 | 712,863 |
| Gain from operations before policyholder dividends, federal income | | |
| taxes and net realized capital losses | 248,572 | 294,718 |
| | | |
| Dividends to policyholders | 18,257 | 17,248 |
| Gain from operations before federal income taxes | | |
| and net realized capital losses | 230,315 | 277,470 |
| | | |
| Federal income tax expense | 97,155 | 86,763 |
| Gain from operations before net realized capital losses | 133,160 | 190,707 |
| Net realized capital losses | (3,660) | (8,193) |
| Net income | $ 129,500 | $ 182,514 |

*The accompanying notes are an integral part of these financial statements.*

# RELIASTAR LIFE INSURANCE COMPANY
## Statements of Changes in Capital and Surplus - Statutory Basis

|  | Year ended December 31 | |
|  | 2006 | 2005 |
| --- | ---: | ---: |
|  | *(In Thousands)* | |
| Common stock: |  |  |
| Balance at beginning and end of year | $ 2,500 | $ 2,500 |
|  |  |  |
| Surplus note: |  |  |
| Balance at beginning and end of year | 100,000 | 100,000 |
|  |  |  |
| Paid-in and contributed surplus: |  |  |
| Balance at beginning of year | 1,472,125 | 1,272,125 |
| Capital contributions | 200,000 | 200,000 |
| Balance at end of year | 1,672,125 | 1,472,125 |
|  |  |  |
| Unassigned surplus: |  |  |
| Balance at beginning of year | 305,515 | 163,867 |
| Net income | 129,500 | 182,514 |
| Change in net unrealized capital gains (losses) | 4,514 | 4,633 |
| Change in nonadmitted assets | 43,687 | (48,593) |
| Change in liability for reinsurance in unauthorized companies | (2,022) | 4,563 |
| Change in asset valuation reserve | (4,483) | (3,557) |
| Change in reserve on account of change in valuation basis | - | 717 |
| Other changes in surplus in separate account statement | (1,128) | 9,810 |
| Change in net deferred income tax | 11,857 | (2,930) |
| Change in surplus as a result of reinsurance | 94,908 | (1,999) |
| Dividends to stockholder | (35,000) | - |
| Additional minimum pension liability | 1,486 | (3,510) |
| Balance at end of year | 548,834 | 305,515 |
| Total capital and surplus | $ 2,323,459 | $ 1,880,140 |

*The accompanying notes are an integral part of these financial statements.*

6

# RELIASTAR LIFE INSURANCE COMPANY
## Statements of Cash Flows - Statutory Basis

| | Year ended December 31 | |
| | 2006 | 2005 |
|---|---|---|
| | *(In Thousands)* | |
| **Operations** | | |
| Premiums, policy proceeds, and other considerations received, net of reinsurance paid | $ 3,034,308 | $ 3,091,025 |
| Net investment income received | 993,570 | 979,664 |
| Commissions and expenses paid | (723,944) | (710,423) |
| Benefits paid | (3,818,615) | (3,360,175) |
| Net transfers from separate accounts | 664,165 | 471,491 |
| Dividends paid to policyholders | (16,626) | (17,274) |
| Federal income taxes paid | (92,015) | (42,765) |
| Miscellaneous income | 233,289 | 219,007 |
| Net cash provided by operations | 274,132 | 630,550 |
| | | |
| **Investment activities** | | |
| Proceeds from sales, maturities, or repayments of investments: | | |
| Bonds | 6,340,198 | 10,686,980 |
| Stocks | 665 | 10,324 |
| Mortgage loans | 426,875 | 505,453 |
| Real estate | - | 705 |
| Other invested assets | 30,281 | 38,239 |
| Net loss on cash and short-term investments | (7,325) | (7,011) |
| Miscellaneous proceeds | 53,124 | 10,662 |
| Total investment proceeds | 6,843,818 | 11,245,352 |
| | | |
| Cost of investments acquired: | | |
| Bonds | 6,433,242 | 11,504,307 |
| Stocks | 2,781 | 11,496 |
| Mortgage loans | 346,337 | 492,190 |
| Real estate | 477 | 9,978 |
| Other invested assets | 274,568 | 51,943 |
| Miscellaneous applications | 27,447 | 24,345 |
| Total cost of investments acquired | 7,084,852 | 12,094,259 |
| | | |
| Net decrease in contract loans | 9,878 | 574 |
| Net cash used in investment activities | (250,912) | (849,481) |
| | | |
| **Financing and miscellaneous activities** | | |
| Other cash provided (applied): | | |
| Capital and surplus paid-in | 200,000 | 200,000 |
| Borrowed money | (7,643) | (4,182) |
| Net (withdrawals) deposits on deposit-type contracts | (31,896) | 16,223 |
| Dividends paid to stockholder | (35,000) | - |
| Other cash provided | 10,329 | 7,732 |
| Net cash provided by financing and miscellaneous activities | 135,790 | 219,773 |
| Net increase in cash and short-term investments | 159,010 | 842 |
| Cash and short-term investments: | | |
| Beginning of year | 182,231 | 181,389 |
| End of year | $ 341,241 | $ 182,231 |

*The accompanying notes are an integral part of these financial statements.*

1.      **Nature of Operations and Significant Accounting Policies**

ReliaStar Life Insurance Company (the "Company") is domiciled in Minnesota and is a wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion"), a Connecticut holding and management company. Lion, in turn, is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH").  ING AIH's ultimate parent is ING Groep, N.V. ("ING"), a global financial services company based in The Netherlands.

The Company is principally engaged in the business of providing individual life insurance and annuities, employee benefit products and services, retirement plans, and life and health reinsurance.  The Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia, Guam, Puerto Rico and Canada.

*Basis of Presentation*

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Minnesota Division of Insurance, which practices differ from U.S. generally accepted accounting principles ("GAAP").  The most significant variances from GAAP are as follows:

*Investments*: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale.  Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

In addition, the Company invests in structured securities including mortgage-backed securities/collateralized mortgage obligations, asset-backed securities, collateralized debt obligations, and commercial mortgage-backed securities.  For these structured securities, management compares the undiscounted cash flows to the carrying value.  An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate. Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book value. The asset is then written down to fair value. When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss is accounted for as a realized loss.

Investments in real estate are reported net of related obligations rather than on a gross basis. Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company's occupancy of these properties. Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

Statement of Statutory Accounting Principles ("SSAP") No. 31, *Derivative Instruments*, applies to derivative transactions prior to January 1, 2003. The Company also follows the hedge accounting guidance in SSAP No. 86, *Accounting for Derivative Instruments and Hedging Activities,* for derivative transactions entered into or modified on or after January 1, 2003. Under this guidance, derivatives that are deemed effective hedges are accounted for in a manner which is consistent with the underlying hedged item. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses. Embedded derivatives are not accounted for separately from the host contract. Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately. An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of stockholders' equity rather than to income as required for fair value hedges.

*Valuation Reserves*: The asset valuation reserve ("AVR") is determined by an NAIC–prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus. The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed–income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates, and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five–year bands. The net deferral or interest maintenance reserve ("IMR") is reported as a liability in the accompanying Balance Sheets.

Realized gains and losses on investments are reported in the Statements of Operations net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the Statements of Operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold. Realized losses due to impairment are recorded when there has been a decline in value deemed to be other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan. Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus. Under GAAP, such allowances are included as a component of earnings.

*Policy Acquisition Costs*: The costs of acquiring and renewing business are expensed when incurred. Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium–paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves. For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

*Premiums*: Life premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting. In deposit accounting, premiums are credited to an appropriate policy reserve account, without recognizing premium through income.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

*Benefit and Contract Reserves*: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and interest. GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold. For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

*Reinsurance*: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings. Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Gains and losses generated in certain reinsurance transactions are deferred and amortized over the remaining life the business for GAAP purposes. For statutory, such amounts are recognized immediately in income, with gains reported as a separate component of surplus.

*Subsidiaries*: The accounts and operations of the Company's subsidiaries are not consolidated. Certain affiliated investments for which audited GAAP statements are not available or expected to be available are non-admitted. Under GAAP, the accounts and operations of the Company's subsidiaries are consolidated. All affiliated investments are included in the Consolidated Balance Sheets.

*Nonadmitted Assets*: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non–operating software, past–due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual* are excluded from the accompanying balance sheets and are charged directly to unassigned surplus. Under GAAP, such assets are included in the Balance Sheets.

*Employee Benefits*: For purposes of calculating the Company's postretirement benefit obligation, only vested participants and current retirees are included in the valuation. Under GAAP, active participants not currently vested are also included.

*Universal Life and Annuity Policies*: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

*Policyholder Dividends*: Policyholder dividends are recognized when declared; rather than over the term of the related policies as required by GAAP.

*Deferred Income Taxes*: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are nonadmitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

*Surplus Notes*: Surplus notes are reported as a component of surplus. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Minnesota Division of Insurance. Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a charge to earnings over the term of the note.

*Statements of Cash Flows*: Cash and short–term investments in the statements of cash flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

*Participation Fund Account*

On January 3, 1989, the Minnesota Division of Insurance approved a Plan of Conversion and Reorganization ("the Plan"), which provided, among other things, for the conversion of the Company from a combined stock and mutual life insurance company to a stock life insurance company.

The Plan provided for the establishment of a Participation Fund Account ("PFA") for the benefit of certain participating individual life insurance policies and annuities issued by the Company prior to the effective date of the Plan. Under the terms of the PFA, the insurance liabilities and assets (approximately $257.9 as of December 31, 2006) with respect to such policies are included in the Company's financial statements but are segregated in the accounting records of the Company to assure the continuation of policyholder dividend practices.

*Reconciliation to GAAP*

The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

*Investments*

Investments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi class mortgage backed/asset backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher risk asset backed securities, which are valued using the prospective method. The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective method to securities purchased prior to that date where historical cash flows are not readily available.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Hybrid securities are generally defined as securities including both debt and equity characteristics. During 2005 and prior, hybrid securities were reported as bonds on the balance sheet. During 2006, the NAIC held discussions regarding the appropriate reporting/classification of these securities. Although discussion on the issues will continue into 2007, the short-term reporting guidance from the NAIC recommends that hybrid securities, as defined by this same NAIC guidance, be reported as preferred stock. Therefore, all hybrid securities have been reclassified as preferred stock on the Company's balance sheet as of December 31, 2006. This resulted in a reclassification of $77.3 from bonds to preferred stock on the Company's balance sheet as of December 31, 2006.

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/losses are reported in unassigned surplus along with the adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer, future economic conditions and market forecasts, and the Company's intent and ability to not sell the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred.  The Company also considers the negative market impact of the interest rate changes, in addition to credit related items, when performing other-than-temporary impairment testing. As part of this testing, the Company determines whether or not it has the ability and intent to not sell the investments for a period of time sufficient to allow for recovery in fair value.

The Company uses derivatives such as interest rate swaps, caps and floors, forwards and options as part of its overall interest rate and other economical risk management strategy for certain life insurance and annuity products.  For those derivatives in effective hedging relationships, the Company values all derivative instruments on a consistent basis with the hedged item.  Upon termination, gains and losses on those instruments are deferred to IMR or included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items.  Any unamortized gains or losses are recognized when the underlying hedged items are sold.  Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 31 or SSAP No. 86 as an effective hedge are carried at fair value with change in value recorded in surplus as unrealized gain or loss.

Credit default swaps and total return swaps are utilized to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. The replication (synthetic asset) and the derivative and other cash instrument are carried at amortized cost.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting.  The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities.  The initial cost of any such agreement is amortized to net investment income over the life of the agreement.  Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

All effective derivatives are reported at amortized cost with the exception of S&P Options.  S&P Options are reported at fair value since they do not meet the hedge requirement of SSAP No. 31 or SSAP No. 86.  The unrealized gains or losses from S&P Options are reported as unrealized gain or loss in surplus.

SSAP No. 88, *Investments in Subsidiary, Controlled and Affiliated Entities*, applies to the Company's subsidiaries, controlled and affiliated entities ("SCA").  The Company's insurance subsidiaries are reported at their underlying statutory basis net assets, and the Company's noninsurance subsidiaries are reported at the GAAP basis of their net assets.  Dividends from subsidiaries are included in net investment income. The total net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses.

Mortgage loans are reported at amortized cost, less write down for impairments.

Contract loans are reported at unpaid principal balances.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost; other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight–line basis over the estimated useful lives of the properties.

For reverse repurchase agreements, Company policies require a minimum of 95% of the fair value of securities sold under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short–term investments and the offsetting collateral liability is included in miscellaneous liabilities.

Reverse dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates.

Short-term investments are reported at amortized cost, which approximates market value. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Partnership interests, which are included in other invested assets on the Balance Sheets, are reported at the underlying audited GAAP equity of the investee.

Residual collateralized mortgage obligations, which are included in other invested assets on the Balance Sheet, are reported at amortized cost using the effective interest method.

Realized capital gains and losses are determined using the first-in first-out method.

Cash on hand includes cash equivalents. Cash equivalents are short-term investments that are both readily convertible to cash and have an original maturity date of three months or less.

(Dollar amount in millions, unless otherwise stated)

*Aggregate Reserve for Life Policies and Contracts*

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 2.0% to 13.3%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in the valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium–paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid–Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Minnesota Division of Insurance, is $21.7 billion and $21.4 billion at December 31, 2006 and 2005, respectively. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $517.5 and $457.3 at December 31, 2006 and December 31, 2005, respectively.

The Company anticipates investment income as a factor in the premium deficiency calculation in accordance with SSAP No. 54, *Individual and Group Accident and Health Contracts*.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: one hundredth of the product of such valuation rate of interest times the mean of the amount of funds subject to such valuation rate of interest held at the beginning and end of the year of valuation.

*Reinsurance*

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on bases consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

*Electronic Data Processing Equipment*

Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of assets is calculated on a straight–line basis over the estimated useful life of the assets.

*Participating Insurance*

Participating business approximates less than 1.0% of the Company's ordinary life insurance in force and 11.4% of premium income. The amount of dividends to be paid is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividend expense of $18.3 and $17.2 was incurred in 2006 and 2005, respectively.

*Benefit Plans*

The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plan. The Company also provides a contributory retirement plan for substantially all employees.

*Nonadmitted Assets*

Nonadmitted assets are summarized as follows:

|  | December 31 | | |
|---|---|---|---|
|  | **2006** | | **2005** |
|  | *(In Thousands)* | | |
| Subsidiaries | $ | 1,061 | $ | 47,122 |
| Deferred and uncollected premium |  | 5,761 |  | 3,445 |
| Net deferred tax asset |  | 206,439 |  | 224,633 |
| Electronic data processing equipment and software |  | 28,567 |  | 12,145 |
| Furniture and equipment |  | 1,957 |  | 3,078 |
| Health care and other amounts receivable |  | 1,949 |  | 3,895 |
| Aggregate write-ins for other than invested assets |  | 13,014 |  | 5,674 |
| Other |  | 11,109 |  | 13,552 |
| Total nonadmitted assets | $ | 269,857 | $ | 313,544 |

Changes in nonadmitted assets are generally reported directly in surplus as an increase or decrease in nonadmitted assets.

*Claims and Claims Adjustment Expenses*

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2006. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claims payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2006.

*Guaranteed Benefits*

For the Guaranteed Minimum Death Benefit ("GMDB"), Actuarial Guideline 34 is followed. AG34 interprets the standards for applying CARVM to GMDBs in variable annuity contracts where GMDBs are integrated with other benefits such as surrenders and annuitizations. This guideline requires that GMDBs be projected assuming an immediate drop in the value of the assets supporting the variable annuity contract, followed by a subsequent recovery at a Net Assumed Return. The immediate drops and assumed returns used in the projections are provided in AG34 and vary by five asset classes in order to reflect the risk/return differential inherent in each class. Contract specific asset based charges are deducted to obtain the Net Assumed Returns. This Guideline interprets mortality standards to be applied to projected GMDBs in the reserve calculation. In addition, this Guideline clarifies standards for reinsurance transactions revolving GMDBs with the Integrated Benefit Streams modified to reflect both the payment of future reinsurance premiums and the recovery of future reinsured death benefits.

*Cash Flow Information*

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments with a maturity of less than one year at the date of acquisition.

*Separate Accounts*

Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value.

Certain other separate accounts relate to experience-rated group annuity contracts that fund defined contribution pension plans. These contracts provide guaranteed interest returns for one year only, where the guaranteed interest rate is re-established each year based on the investment experience of the separate account. In no event can the interest rate be less than zero. The assets and liabilities of these separate accounts are carried at book value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. These reserves include reserves for guaranteed minimum death benefits (before reinsurance) that totaled $14.5 and $18.3 at December 31, 2006 and 2005, respectively. The operations of the separate accounts are not included in the accompanying statements of operations.

2.      **Permitted Statutory Basis Accounting Practices**

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Minnesota Division of Insurance. The Minnesota Division of Insurance recognizes only statutory accounting practices prescribed or permitted by the state of Minnesota for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Minnesota Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the state of Minnesota. The Minnesota Commissioner of Commerce has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Minnesota Division of Insurance. As of December 31, 2006 and 2005, the Company had no such permitted accounting practices.

**RELIASTAR LIFE INSURANCE COMPANY**
**Notes to Financial Statements – Statutory Basis**
(Dollar amount in millions, unless otherwise stated)

### 3. Investments

The amortized cost and fair value of bonds and equity securities are as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| | | *(In Thousands)* | | |
| **At December 31, 2006**: | | | | |
| U.S. Treasury securities and obligations of U.S. government corporations and agencies | $ 523,735 | $ 7,516 | $ 5,215 | $ 526,036 |
| States, municipalities, and political subdivisions | 32,876 | 1,213 | 118 | 33,971 |
| Foreign other (par value - $1,756,709) | 1,765,734 | 17,152 | 41,055 | 1,741,831 |
| Foreign government (par value - $113,124) | 107,527 | 9,753 | 1,395 | 115,885 |
| Public utilities securities | 283,270 | 6,703 | 2,887 | 287,086 |
| Corporate securities | 4,839,353 | 79,163 | 67,055 | 4,851,461 |
| Residential-backed securities | 3,037,401 | 28,401 | 81,355 | 2,984,447 |
| Commercial mortgage-backed securities | 1,787,890 | 8,704 | 21,960 | 1,774,634 |
| Other asset-backed securities | 987,760 | 3,944 | 8,405 | 983,299 |
| Total fixed maturities | 13,365,546 | 162,549 | 229,445 | 13,298,650 |
| Preferred stocks | 129,773 | 2,555 | 2,618 | 129,710 |
| Common stocks | 3,043 | 2 | - | 3,045 |
| Total equity securities | 132,816 | 2,557 | 2,618 | 132,755 |
| Total | $ 13,498,362 | $ 165,106 | $ 232,063 | $ 13,431,405 |
| | | | | |
| **At December 31, 2005**: | | | | |
| U.S. Treasury securities and obligations of U.S. government corporations and agencies | $ 514,993 | $ 876 | $ 6,396 | $ 509,473 |
| States, municipalities, and political subdivisions | 14,336 | 526 | 51 | 14,811 |
| Foreign other (par value - $1,741,881) | 1,752,585 | 17,749 | 1,738 | 186,882 |
| Foreign government (par value - $174,682) | 170,871 | 23,155 | 36,206 | 1,739,534 |
| Public utilities securities | 335,168 | 10,994 | 2,756 | 343,406 |
| Corporate securities | 5,402,252 | 113,721 | 69,649 | 5,446,324 |
| Residential-backed securities | 2,740,475 | 27,755 | 75,627 | 2,692,603 |
| Commercial mortgage-backed securities | 1,950,649 | 10,507 | 31,207 | 1,929,949 |
| Other asset-backed securities | 563,216 | 1,156 | 13,068 | 551,304 |
| Total fixed maturities | 13,444,545 | 206,439 | 236,698 | 13,414,286 |
| Preferred stocks | 52,473 | 269 | 300 | 52,442 |
| Common stocks | 532 | 277 | - | 808 |
| Total equity securities | 53,005 | 546 | 300 | 53,250 |
| Total | $ 13,497,550 | $ 206,985 | $ 236,998 | $ 13,467,536 |

Reconciliation of bonds from amortized cost to carrying value as of December 31, 2006 and 2005 is as follows:

|  | December 31 | |
|---|---|---|
|  | **2006** | **2005** |
|  | *(In Thousands)* | |
| Amortized cost | $ 13,365,546 | $ 13,444,545 |
| Adjustment for below investment grade bonds | (60) | (1,237) |
| Carrying value | $ 13,365,486 | $ 13,443,308 |

The aggregate fair values of debt securities with unrealized losses and the time period that cost exceeded fair value are as follows:

| | **Less than 6 months below cost** | **More than 6 months and less than 12 months below cost** | **More than 12 months below cost** | **Total** |
|---|---|---|---|---|
| | *(In Thousands)* | | | |
| **At December 31, 2006:** | | | | |
| Fair value | $ 4,067,150 | $ 1,102,702 | $ 3,960,556 | $ 9,130,408 |
| Unrealized loss | 25,644 | 17,130 | 186,671 | 229,445 |

| | **Less than 6 months below cost** | **More than 6 months and less than 12 months below cost** | **More than 12 months below cost** | **Total** |
|---|---|---|---|---|
| | *(In Thousands)* | | | |
| **At December 31, 2005:** | | | | |
| Fair value | $ 4,218,385 | $ 1,882,883 | $ 2,021,224 | $ 8,122,492 |
| Unrealized loss | 85,355 | 63,199 | 88,144 | 236,698 |

The amortized cost and fair value of investments in bonds at December 31, 2006, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

|  | Amortized Cost | Fair Value |
|---|---|---|
|  | *(In Thousands)* | |
| Maturity: |  |  |
| Due in 1 year or less | $ 258,950 | $ 258,839 |
| Due after 1 year through 5 years | 2,717,055 | 2,706,911 |
| Due after 5 years through 10 years | 3,108,121 | 3,096,426 |
| Due after 10 years | 1,468,369 | 1,494,094 |
|  | 7,552,495 | 7,556,270 |
| Residential-backed securities | 3,037,401 | 2,984,447 |
| Commercial mortgage-backed securities | 1,787,890 | 1,774,634 |
| Other asset-backed securities | 987,760 | 983,299 |
| Total | $ 13,365,546 | $ 13,298,650 |

At December 31, 2006 and 2005, investments in certificates of deposit and bonds, with an admitted asset value of $292.4 and $204.3, were on deposit with state insurance departments to satisfy regulatory requirements.

At December 31, 2006 and 2005, the Company had loaned securities (which are reflected as invested assets on the balance sheets) with a market value of approximately $398.6 and $185.3, respectively.

Proceeds from the sale of investments in bonds and other fixed maturity interest securities were $3.2 billion and $5.8 billion in 2006 and 2005, respectively. Gross gains of $31.3 and $64.9 and gross losses of $51.5 and $85.9 during 2006 and 2005, respectively, were realized on those sales. A portion of the gains and losses realized in 2006 and 2005 has been deferred to future periods in the IMR.

Realized capital gains (losses) are reported net of federal income taxes and amounts transferred to the IMR as follows:

|  | December 31 | |
|---|---|---|
|  | 2006 | 2005 |
|  | *(In Thousands)* | |
| Realized capital losses | $ (52,309) | $ (12,910) |
| Amount transferred to IMR (net of related taxes of $(18,459) in 2006 and $(3,362) in 2005) | 34,282 | 6,244 |
| Federal income tax benefit (expense) | 14,367 | (1,527) |
| Net realized capital losses | $ (3,660) | $ (8,193) |

Major categories of net investment income are summarized as follows:

|  | Year ended December 31 | |
|---|---|---|
|  | **2006** | **2005** |
|  | *(In Thousands)* | |
| Income: | | |
| Subsidiaries | $ 27,600 | $ 21,765 |
| Equity securities | 5,731 | 3,427 |
| Bonds | 761,657 | 755,918 |
| Mortgage loans | 145,321 | 163,291 |
| Derivatives | 11,966 | (3,379) |
| Contract loans | 39,193 | 49,506 |
| Real estate | 22,834 | 22,747 |
| Other | 45,890 | 21,350 |
| Total investment income | 1,060,192 | 1,034,625 |
| Investment expenses | (113,934) | (102,114) |
| Net investment income | $ 946,258 | $ 932,511 |

The Company entered into reverse dollar repurchase agreements to increase its return on investments and improve liquidity. Reverse dollar repurchases involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchases are accounted for as short-term collateralized financing and the repurchase obligation is reported in borrowed money on the Balance Sheets. The repurchase obligation totaled $188.8 and $245.8 at December 31, 2006 and 2005, respectively. The securities underlying these agreements are mortgage-backed securities with a book value of $193.0 and $254.2 and fair value of $187.1 and $247.4 at December 31, 2006 and 2005, respectively. The securities have a weighted average coupon rate of 5.3% and have maturities ranging from December 2021 through December 2036. The primary risk associated with short-term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, which was not material at December 31, 2006. The Company believes the counterparties to the reverse dollar repurchase agreements are financially responsible and that the counterparty risk is minimal.

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same securities in the near term. The proceeds are invested in new securities of intermediate durations. As of December 31, 2006 and 2005, the amount outstanding on these agreements was $376.0 and $326.6, respectively. The securities underlying these agreements are mortgage-backed securities with a book value of $377.5 and $329.5 and fair value of $375.8 and $325.0 at December 31, 2006 and 2005, respectively. The securities have a weighted average coupon rate of 5.5% and have maturities ranging from September 2017 through March 2045.

The maximum and minimum lending rates for long-term mortgage loans during 2006 were 7.7% and 5.0%.  Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of a loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 71.3% on commercial properties.  As of December 31, 2006 and 2005, the Company held $1.1 and nil, respectively, in mortgages with interest more than 180 days overdue.

As of December 31, 2006, the average recorded investment in impaired loans was $1.9.  Interest income recognized during the period the loans were impaired was $0.8 and interest income recognized on a cash basis was $0.9.  As of December 31, 2005, the average recorded investment in impaired loans was $1.9.  Interest income recognized during the period the loans were impaired was $0.6 and interest income recognized on a cash basis was $0.5.

The Company had impaired mortgage loans without an allowance for credit losses of $7.4 and $7.9 as of December 31, 2006 and 2005, respectively.

In the course of the Company's asset management activities, securities are sold and reacquired within 30 days of the sale date to enhance the Company's return on its investment portfolio or to manage interest rate risk.  The table below summarizes the number of transactions, the book value, and the gain or loss of the Company's financial instruments with respect to securities sold and reacquired within 30 days of the sale date:

| | NAIC Rating | Number of Transactions | Book Value | Cost of Securities Repurchased | Gain/(Loss) |
|---|---|---|---|---|---|
| **2006** | | | *(In Thousands)* | | |
| | 3 | 6 | $ 575 | $ 572 | $ - |

| | NAIC Rating | Number of Transactions | Book Value | Cost of Securities Repurchased | Gain |
|---|---|---|---|---|---|
| **2005** | | | *(In Thousands)* | | |
| | 3 | 14 | $ 1,430 | $ 1,557 | $ 115 |
| | 4 | 4 | 780 | 796 | 12 |
| | | 18 | $ 2,210 | $ 2,353 | $ 127 |

There were no encumbrances on real estate at December 31, 2006 and 2005, respectively.

4.      **Derivative Financial Instruments Held for Purposes Other than Trading**

The Company utilizes derivatives such as options, futures and interest rate swaps to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows which the Company has acquired or incurred.  The Company's hedge accounting practices are in accordance with the requirements set in SSAP No. 86.  The Company also enters into credit default swaps and total return swaps to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments.  Replicated (Synthetic) Assets filed with the NAIC SVO result in both the derivative and cash instrument being carried at amortized cost.  Hedge accounting practices are followed in accordance with requirements set forth in SSAP No. 86 for those derivatives that are deemed highly effective.

All effective derivatives are reported at amortized cost with the exception of S&P Options.  S&P Options are reported at fair value since they do not meet the hedge requirement of SSAP No. 31 or SSAP No. 86.  The unrealized gains or losses from S&P Options are reported as unrealized gain or loss in surplus.

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities.  Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount.  Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreement without an exchange of the underlying principal amount.

Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

Credit default swaps and total return swaps are utilized to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. The replication (synthetic asset) and the derivative and other cash instrument are carried at amortized cost.

All premiums paid for the purchase of derivative contracts are included in other invested assets on the balance sheets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

Amounts paid or received, if any, from such contracts are included in interest expense or income on the statements of operations.  Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets.

Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Derivatives that are designated as being in an effective hedging relationship are reported in a manner that is consistent with the hedged asset or liability. Derivative contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives not designated in effective hedging relationships are recorded as unrealized capital gains in surplus.

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains related to such contracts. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The table below summarizes the Company's derivative contracts included in other invested assets at December 31, 2006 and 2005:

|  | Notional Amount | | Carrying Value | | Fair Value | |
|---|---|---|---|---|---|---|
|  |  | | *(In Thousands)* | | | |
| **December 31, 2006** | | | | | | |
| Derivative contracts: | | | | | | |
| Swaps | $ | 4,036,458 | $ | (1,176) | $ | (5,705) |
| Options owned | | 52,433 | | 3,419 | | 3,419 |
| Total derivatives | $ | 4,088,891 | $ | 2,243 | $ | (2,286) |
| | | | | | | |
| **December 31, 2005** | | | | | | |
| Derivative contracts: | | | | | | |
| Swaps | $ | 3,275,764 | $ | (2,618) | $ | 6,474 |
| Options owned | | 54,151 | | 3,239 | | 3,239 |
| Total derivatives | $ | 3,329,915 | $ | 621 | $ | 9,713 |

5.      **Concentrations of Credit Risk**

The Company held less-than-investment-grade corporate bonds with an aggregate book value of $451.7 and $537.6 and an aggregate market value of $459.4 and $545.1 at December 31, 2006 and 2005, respectively.  Those holdings amounted to 3.4% of the Company's investments in bonds and 2.1% of total admitted assets at December 31, 2006.  The holdings of less-than-investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $326.0 and $633.0, with an aggregate NAIC market value of $333.4 and $627.5 at December 31, 2006 and 2005, respectively.  The carrying value of these holdings amounted to 2.4% of the Company's investment in bonds and 1.5% of the Company's total admitted assets at December 31, 2006.

At December 31, 2006, the Company's commercial mortgages involved a concentration of properties located in California (20.9%) and Texas (9.5%).  The remaining commercial mortgages relate to properties located in 40 other states.  The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens.  The maximum mortgage outstanding on any individual property is $36.0.

6.      **Annuity Reserves**

At December 31, 2006 and 2005, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal with adjustment, subject to discretionary withdrawal without adjustment, and not subject to discretionary withdrawal provisions are summarized as follows:

|  | Amount | Percent |
|---|---|---|
|  | *(In Thousands)* |  |
| **December 31, 2006** |  |  |
| Subject to discretionary withdrawal (with adjustment): |  |  |
|    With market value adjustment | $             271,325 | 2.4  % |
|    At book value less surrender charge | 1,225,832 | 10.8 |
|    At fair value | 2,000,906 | 17.6 |
| Subtotal | 3,498,063 | 30.8 |
| Subject to discretionary withdrawal (without adjustment): |  |  |
|    At book value with minimal or no charge or adjustment | 7,025,008 | 61.9 |
| Not subject to discretionary withdrawal | 819,298 | 7.3 |
| Total annuity reserves and deposit fund liabilities |  |  |
|    before reinsurance | 11,342,369 | 100.0  % |
| Less reinsurance ceded | 11,869 |  |
| Net annuity reserves and deposit fund liabilities | $        11,330,500 |  |

|  | Amount | Percent |
|---|---|---|
|  | *(In Thousands)* | |
| **December 31, 2005** | | |
| Subject to discretionary withdrawal (with adjustment): | | |
|    With market value adjustment | $ 342,844 | 2.9  % |
|    At book value less surrender charge | 1,360,331 | 11.3 |
|    At fair value | 2,496,534 | 20.7 |
| Subtotal | 4,199,709 | 34.9 |
| Subject to discretionary withdrawal (without adjustment): | | |
|    At book value with minimal or no charge or adjustment | 7,005,737 | 58.3 |
| Not subject to discretionary withdrawal | 818,444 | 6.8 |
| Total annuity reserves and deposit fund liabilities | | |
|   before reinsurance | 12,023,890 | 100.0  % |
| Less reinsurance ceded | 12,324 | |
| Net annuity reserves and deposit fund liabilities | $ 12,011,566 | |

Of the total net annuity reserves and deposit fund liabilities of $11.3 billion at December 31, 2006, $9.2 billion is included in the general account and $2.1 billion is included in the separate account. Of the total net annuity reserves and deposit fund liabilities of $12.0 billion at December 31, 2005, $9.3 billion is included in the general account and $2.7 billion is included in the separate account.

## 7.  Employee Benefit Plans

*Defined Benefit Plan*

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. The costs allocated to the Company for its employees' participation in the Retirement Plan were $9.1 and $7.6 for 2006 and 2005, respectively.

*Defined Contribution Plans*

ING North America sponsors the ING Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The costs allocated to the Company for the Savings Plan were $7.0 and $6.3 for 2006 and 2005, respectively.

*Other Benefit Plans*

In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a non-qualified defined benefit pension plan, and a non-qualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

A summary of assets, obligations and assumptions of the Pension and Other Postretirement Benefits Plans are as follows:

| | Pension Benefits | | Other Benefits | |
| | 2006 | 2005 | 2006 | 2005 |
| --- | --- | --- | --- | --- |
| | *(In Thousands)* | | | |
| **Change in benefit obligation** | | | | |
| Benefit obligation at beginning of year | $ 35,085 | $ 31,971 | $ 23,441 | $ 16,376 |
| Service cost | - | - | 1,345 | 2,369 |
| Interest cost | 1,853 | 1,840 | 1,249 | 1,229 |
| Contribution by plan participants | - | - | 1,322 | 1,580 |
| Actuarial (gain) loss | (313) | 3,937 | 407 | 5,480 |
| Benefits paid | (2,874) | (2,663) | (3,137) | (3,593) |
| Benefit obligation at end of year | $ 33,751 | $ 35,085 | $ 24,627 | $ 23,441 |

# RELIASTAR LIFE INSURANCE COMPANY

## Notes to Financial Statements – Statutory Basis
(Dollar amount in millions, unless otherwise stated)

| | Pension Benefits | | Other Benefits | |
| --- | --- | --- | --- | --- |
| | 2006 | 2005 | 2006 | 2005 |
| | *(In Thousands)* | | | |
| **Change in plan assets** | | | | |
| Fair value of plan assets at beginning of year | $ - | $ - | $ - | $ - |
| Employer contributions | 2,874 | 2,663 | 1,815 | 2,013 |
| Plan participants' contributions | - | - | 1,322 | 1,580 |
| Benefits paid | (2,874) | (2,663) | (3,137) | (3,593) |
| Fair value of plan assets at end of year | $ - | $ - | $ - | $ - |
| | | | | |
| Funded status | $ (33,751) | $ (35,085) | $ (24,626) | $ (23,441) |
| Unamortized prior service credit | (26) | (30) | 3,959 | (2,242) |
| Unrecognized net gains (loss) | 11,373 | 12,936 | (2,310) | 3,674 |
| Remaining net obligation | 16,049 | 17,195 | - | - |
| Total funded status | $ (6,355) | $ (4,984) | $ (22,977) | $ (22,009) |
| | | | | |
| Amounts recognized in the balance sheets consist of: | | | | |
| Accrued benefit cost | $ (33,751) | $ (35,010) | $ (22,978) | $ (22,009) |
| Intangible assets | 16,049 | 17,195 | - | - |
| Unassigned surplus - minimum pension liability | 11,347 | 12,831 | - | - |
| Net amount recognized | $ (6,355) | $ (4,984) | $ (22,978) | $ (22,009) |
| | | | | |
| **Component of net periodic benefit cost** | | | | |
| Service cost | $ - | $ - | $ 1,344 | $ 2,369 |
| Interest cost | 1,852 | 1,840 | 1,249 | 1,229 |
| Amortization of unrecognized transition obligations or transition asset | 1,146 | 1,146 | - | - |
| Amount of unrecognized gains (losses) | 712 | 367 | 122 | 101 |
| Amount of prior service cost recognized | (5) | (5) | 68 | 68 |
| Total net periodic benefit cost | $ 3,705 | $ 3,348 | $ 2,783 | $ 3,767 |

In addition, the Company had pension benefit obligation and other benefit obligation for non-vested employees as of December 31, 2006 and 2005 in the amount of $2.5 and $3.3, respectively.

Assumptions used in determining the accounting for the defined benefit plans and other benefit plan as of December 31, 2006 and 2005 were as follows:

|  | 2006 | | 2005 | |
|---|---|---|---|---|
| Weighted-average discount rate | 5.9 | % | 5.5 | % |
| Rate of increase in compensation level | 4.0 | % | 4.0 | % |

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) for the medical plan is 9.0% graded to 5.0% over 5 years. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2006 by $.5. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2006 by $.5.

The Company expects to pay the following benefits:

| Year ending December 31, | Benefits |
|---|---|
|  | *(In Thousands)* |
| 2007 | $ 2,874 |
| 2008 | 2,828 |
| 2009 | 2,784 |
| 2010 | 2,732 |
| 2011 | 2,696 |
| Thereafter | 12,986 |

The measurement date used for postretirement benefits is December 31, 2006.

On December 8, 2003, the Medicare Prescription Drug Impairment and Modernization Act of 2003 (the "Act") was signed into law. The Act introduced a prescription drug benefit under Medicare, as well as a federal subsidiary to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare. The impact of the Act is not reflected in any amounts disclosed in the financial statements or accompanying notes. The 2007 expected benefit reduction in the net post retirement benefit cost for the subsidy related to benefits attributed to former employees is $0.3. There is no effect of the subsidy on the measurement of net periodic postretirement benefit cost for the current period.

The Company expects to pay contributions of $5.3 for all plans during 2007.

**8.    Separate Accounts**

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk.  Revenues and expenses on the separate account assets and related liabilities equal the benefits paid or payable to the separate account policy and contract holders.

The general nature and characteristics of the separate account business follows:

| | Non-Indexed Guarantee Less than/ equal to 4% | Non-Guaranteed Separate Accounts | Total |
|---|---|---|---|
| | *(In Thousands)* | | |
| **December 31, 2006** | | | |
| Premium, consideration or deposits for the year | $           - | $      376,794 | $      376,794 |
| | | | |
| Reserves for separate accounts with assets at: | | | |
|    Fair value | $      154,164 | $    3,355,444 | $    3,509,608 |
|    Amortized cost | - | - | - |
| Total reserves | 154,164 | 3,355,444 | 3,509,608 |
| | | | |
| Reserves for separate accounts by | | | |
|   withdrawal characteristics: | | | |
|   Subject to discretionary withdrawal: | | | |
|     With market value adjustment | $      154,164 | $           - | $      154,164 |
|     At market value | - | 3,345,283 | 3,345,283 |
|   Subtotal | 154,164 | 3,345,283 | 3,499,447 |
|   Not subject to discretionary withdrawal | - | 10,161 | 10,161 |
| Total separate account liabilities | $      154,164 | $    3,355,444 | $    3,509,608 |
| | | | |
| **December 31, 2005** | | | |
| Premium, consideration or deposits for the year | $           - | $      459,458 | $      459,458 |
| | | | |
| Reserves for separate accounts with assets at: | | | |
|    Fair value | $      164,094 | $    3,706,254 | $    3,870,348 |
|    Amortized cost | - | - | - |
| Total reserves | 164,094 | 3,706,254 | 3,870,348 |
| | | | |
| Reserves for separate accounts by | | | |
|   withdrawal characteristics: | | | |
|   Subject to discretionary withdrawal: | | | |
|     With market value adjustment | $      164,094 | $           - | $      164,094 |
|     At market value | - | 3,694,101 | 3,694,101 |
|   Subtotal | 164,094 | 3,694,101 | 3,858,195 |
|   Not subject to discretionary withdrawal | - | 12,153 | 12,153 |
| Total separate account liabilities | $      164,094 | $    3,706,254 | $    3,870,348 |

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

|  | Year Ended December 31 | |
|---|---|---|
|  | **2006** | **2005** |
|  | *(In Thousands)* | |
| Transfers as reported in the Summary of Operations | | |
| of the Separate Accounts Statement: | | |
| Transfers to separate accounts | $ 376,794 | $ 459,459 |
| Transfers from separate accounts | (1,049,002) | (914,183) |
| Transfers as reported in the statements of operations | $ (672,208) | $ (454,724) |

The separate account liabilities subject to minimum guaranteed benefits, the gross amount of reserve and the reinsurance reserve credit related to minimum guarantees, by type, at December 31, 2006 and 2005 were as follows:

|  | Guaranteed Minimum Death Benefit (GMDB) |
|---|---|
|  | *(In Thousands)* |
| **December 31, 2006** | |
| Separate Account Liability | $ 1,512,402 |
| Gross amount of reserve | 5,111 |
| Reinsurance reserve credit | - |
|  | |
| **December 31, 2005** | |
| Separate Account Liability | $ 1,662,664 |
| Gross amount of reserve | 7,004 |
| Reinsurance reserve credit | - |

## 9. Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks. To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured. To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $675.1 and $566.5 for the years ended December 31, 2006 and 2005, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

|  | December 31 | | |
|---|---|---|---|
|  | **2006** | | **2005** |
|  | *(In Thousands)* | | |
| Premiums | $ | 398,621 | $ 393,117 |
| Benefits paid or provided |  | 379,191 | 395,382 |
| Policy and contract liabilities at year end |  | 2,404,221 | 2,131,021 |

The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement.

## 10. Federal Income Taxes

Effective January 1, 2006, the Company filed a consolidated federal income tax return with its ultimate U.S. parent, ING AIH, a Delaware corporation, and other U.S. affiliates and subsidiaries. The method of tax allocation is governed by a written tax sharing agreement. The tax sharing agreement provides that each member of the consolidated return shall reimburse ING AIH for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.

Current income taxes incurred consist of the following major components:

|  | Year ended December 31 | | |
|---|---|---|---|
|  | **2006** | | **2005** |
|  | *(In Thousands)* | | |
| Federal tax expense on operations | $ | 97,155 | $ 86,763 |
| Federal tax (benefit) expense on capital losses |  | (14,367) | 1,527 |
| Total current tax expense incurred | $ | 82,788 | $ 88,290 |

The main components of deferred tax assets and deferred tax liabilities are as follows:

| | December 31 | |
|---|---|---|
| | **2006** | **2005** |
| | *(In Thousands)* | |
| Deferred tax assets resulting from book/tax differences in: | | |
| Deferred acquisition costs | $ 126,938 | $ 124,676 |
| Insurance reserves | 157,965 | 170,433 |
| Investments | 18,807 | 22,812 |
| Compensation and benefits | 39,122 | 35,142 |
| Nonadmitted assets and other surplus items | 17,937 | 20,579 |
| Litigation accruals | 20,470 | 13,054 |
| Costs of collection and loading | 7,601 | 4,388 |
| Other | 31,641 | 25,101 |
| Total deferred tax assets | 420,481 | 416,185 |
| Deferred tax assets nonadmitted | (206,439) | (224,633) |
| Admitted deferred tax assets | 214,042 | 191,552 |
| | | |
| Deferred tax liabilities resulting from book/tax differences in: | | |
| Investments | 8,501 | 10,192 |
| Deferred and uncollected premium | 56,290 | 52,474 |
| Depreciable assets | 18,099 | 25,756 |
| Unrealized gain on common stocks | 16,610 | 13,772 |
| Insurance reserves | 2,876 | 3,286 |
| Other | - | 1,619 |
| Total deferred tax liabilities | 102,376 | 107,099 |
| Net admitted deferred tax asset | $ 111,666 | $ 84,453 |

The change in net deferred income taxes is comprised of the following:

| | December 31 | | |
|---|---|---|---|
| | **2006** | **2005** | **Change** |
| | *(In Thousands)* | | |
| Total deferred tax assets | $ 420,481 | $ 416,185 | $ 4,296 |
| Total deferred tax liabilities | (102,376) | (107,099) | 4,723 |
| Net deferred tax asset | $ 318,105 | $ 309,086 | 9,019 |
| | | | |
| Remove current year change in unrealized gains | | | 2,838 |
| Change in net deferred income tax | | | 11,857 |
| Remove other items in surplus: | | | |
| Additional minimum pension liability | | | 520 |
| Current year change in nonadmitted assets | | | (7,418) |
| Other | | | (2,070) |
| Change in deferred taxes for rate reconciliation | | | $ 2,889 |

The provision for federal income taxes incurred is different from that which would be obtained by applying the statutory federal income tax rate to income (including capital losses) before income taxes. The significant items causing this difference are:

|  | Year Ended December 31, 2006 (In Thousands) |
|---|---|
| Ordinary income | $ 230,315 |
| Capital losses | (18,027) |
| Total pre-tax book income | $ 212,288 |
| | |
| Provision computed at statutory rate | 74,301 |
| Dividends received deduction | (19,020) |
| Interest maintenance reserve | (12,928) |
| Reinsurance | 38,419 |
| Other | (873) |
| Total | $ 79,899 |
| | |
| Federal income taxes incurred | $ 82,788 |
| Change in net deferred income taxes | (2,889) |
| Total statutory income taxes | $ 79,899 |

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $21.4 and $71.6 from 2006 and 2005, respectively.

The Company has a payable of $24.6 and $33.9 at December 31, 2006 and 2005, respectively, for federal income taxes under the intercompany tax sharing agreement.

Under prior law, the Company was allowed to defer from taxation a portion of income. Deferred income of $32.6 was accumulated in the Policyholders' Surplus Account and would only become taxable under certain conditions, which management believed to be remote. In 2004, Congress passed the American Jobs Creation Act of 2004 allowing certain tax-free distributions from the Policyholders' Surplus Account during 2005 and 2006. During 2006, the Company made a dividend distribution of $35.0 which eliminated the $32.6 balance in the Policyholders Surplus Account and, therefore, eliminated any potential tax on the accumulated balance.

## 11. Investment in and Advances to Subsidiaries

The Company has two wholly owned insurance subsidiaries at December 31, 2006, ReliaStar Life Insurance Company of New York ("RNY") and ING Re (UK) Limited. The Company also has three wholly owned noninsurance subsidiaries: NWNL Benefits Corporation, Whisperingwind I, LLC, and Whisperingwind II, LLC and one partially owned noninsurance subsidiary Superior Vision Services, Inc. ("SVS"). (See Subsequent

Event footnote related to SVS). Whisperingwind I, LLC and Whisperingwind II, LLC ("Captives") were nonadmitted at December 31, 2006 in accordance with SSAP No. 88.

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

|  | December 31 | | | |
|---|---|---|---|---|
|  | **2006** | | **2005** | |
|  | *(In Thousands)* | | | |
| Common stock (cost - $208,413 in 2006 and $196,153 in 2005) | $ | 330,204 | $ | 286,170 |

Summarized financial information for these subsidiaries is as follows:

|  | December 31 | | | |
|---|---|---|---|---|
|  | **2006** | | **2005** | |
|  | *(In Thousands)* | | | |
| Revenues | $ | 590,335 | $ | 524,362 |
| Income before net realized gains on investments | | 18,991 | | 38,186 |
| Net income | | 18,180 | | 37,755 |
| Admitted assets | | 3,055,769 | | 2,815,419 |
| Liabilities | | 2,725,565 | | 2,529,249 |

The Company received cash dividends from its subsidiary RNY of $27.6 in 2006 and $20.8 in 2005.

The Company created the Captives with initial capital contributions of $0.3 each on October 27, 2006. Additional capital contributions were paid into Whisperingwind I, LLC of $7.1 and Whisperingwind II, LLC of $3.4 on December 14, 2006. The Captives have applied to the South Carolina Department of Insurance for their respective licenses to become special purpose financial captive reinsurance companies. Their applications were pending as of December 31, 2006. Consequently, the Captives have not commenced writing insurance business. Upon approval of the applications and the issuance of the licenses, the Company anticipates entering into reinsurance transactions with each of the Captives.

## 12. Capital and Surplus

Under Minnesota insurance regulations, the Company is required to maintain a minimum total capital and surplus of $2.0. Additionally, the amount of dividends which can be paid by the Company to its shareholder without prior approval of the Minnesota Division of Insurance is limited to the greater of 10% of statutory surplus or the statutory net gain from operations.

(Dollar amount in millions, unless otherwise stated)

Lion loaned $100.0 to the Company under a surplus note dated December 1, 2001. The surplus note provides, subject to the regulatory constraints discussed below, that (1) it is a surplus note which will mature on September 15, 2021 with principal due at maturity, but payable without penalty, in whole or in part before maturity; (2) interest is payable at a variable rate based upon an annualized yield rate for U.S. Treasury Bonds payable semi-annually; and (3) in the event that the Company is in default in the payment of any required interest or principal, the Company cannot pay cash dividends on its capital stock (all of which is owned directly by Lion). The surplus note further provides that there may be no payment of interest or principal without the express approval of the Minnesota Division of Insurance. For the year ended December 31, 2006 and 2005, interest paid totaled $4.7 and $4.6, respectively. There is no accrued interest for the years ended December 31, 2006 and 2005.

Life and health insurance companies are subject to certain Risk Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2006, the Company meets the RBC requirements.

## 13. Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument. Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

| | December 31 | | | |
| | 2006 | | 2005 | |
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
|---|---|---|---|---|
| | *(In Thousands)* | | | |
| Assets: | | | | |
| Bonds | $  13,365,486 | $  13,298,650 | $  13,443,308 | $  13,414,287 |
| Preferred stocks | 129,773 | 129,710 | 52,473 | 52,442 |
| Unaffiliated common stocks | 3,045 | 3,045 | 808 | 808 |
| Mortgage loans | 2,134,551 | 2,135,988 | 2,216,503 | 2,254,565 |
| Contract loans | 674,130 | 674,130 | 664,252 | 664,252 |
| Derivative securities | 2,243 | (2,286) | 621 | 9,713 |
| Cash, cash equivalents and | | | | |
| short-term investments | 341,241 | 341,241 | 182,231 | 182,231 |
| Separate account assets | 3,688,327 | 3,688,327 | 4,078,427 | 4,078,427 |
| Liabilities: | | | | |
| Policyholder dividends | 14,186 | 14,186 | 12,555 | 12,555 |
| Separate account liabilities | 3,686,705 | 3,686,705 | 4,075,675 | 4,075,675 |
| Payable for securities | - | - | 10,039 | 10,039 |

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

*Cash and short-term investments*: The carrying amounts reported in the accompanying Balance Sheets for these financial instruments approximate their fair values.

*Bonds and equity securities*: The fair values for bonds, preferred stocks and common stocks reported herein are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 3.4% and 13.0% over the total portfolio. Fair values determined on this basis can differ from values published by the SVO. Fair value as determined by the SVO as of December 31, 2006 and 2005 is $13.9 billion and $13.8 billion, respectively.

*Mortgage loans*: Estimated market values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

*Residual collateralized mortgage obligations*: Residual collateralized mortgage obligations are included in the other invested assets balances. Fair values are based on independent pricing sources.

*Derivative financial instruments*: Fair values for on-balance sheet derivative financial instruments (caps, options and floors) and off-balance sheet derivative financial instruments (swaps) and forwards are based on broker/dealer valuations or on internal discounted cash flow pricing models taking into account current cash flow assumptions and the counterparties' credit standing.

*Investment in surplus notes*: Estimated fair values in surplus notes were generated using a discounted cash flow approach. Cash flows were discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on surplus notes with similar characteristics.

*Guaranteed investment contracts*: The fair values of the Company's guaranteed investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

*Other investment–type insurance contracts*: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values of the contracts. The carrying values of other policyholder liabilities, including individual and group annuities, policyholder dividends and deposit-type contracts, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

## 14.    Commitments and Contingencies

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

*Guarantee Agreement*: The Company, effective January 2002, entered into a Guarantee Agreement with two other ING affiliates whereby it is jointly and severally liable for a $250.0 obligation of another ING affiliate, Security Life of Denver International Limited ("SLDI"). The Company's Board of Directors approved this transaction on April 25, 2002. The two other affiliated life insurers were Security-Connecticut Life Insurance Company (subsequently merged into the Company on October 1, 2003), and Security Life of Denver Insurance Company. The joint and several guarantees of the two remaining insurers are capped at $250.0.

*Investment Purchase Commitments*

As part of its overall investment strategy, the Company has entered into agreements to purchase securities of $122.4 and $119.2 at December 31, 2006 and 2005, respectively. The Company is also committed to provide additional capital contributions of $166.4 and $61.3 in limited partnerships at December 31, 2006 and 2005, respectively.

*Operating Leases*

The Company leases office space under various noncancelable operating lease agreements that expire through April 2014. Rental expense for 2006 and 2005 was approximately $10.7 and $10.0, respectively.

Future minimum aggregate rental commitments under operating leasing arrangements as of December 31, 2006, are as follows:

| Year ending December 31 | Commitments |
|---|---|
| | *(In Thousands)* |
| 2007 | $ 6,896 |
| 2008 | 6,525 |
| 2009 | 2,396 |
| 2010 | 457 |
| 2011 | 198 |
| Thereafter | 20 |

Certain rental commitments have renewal options extending through the year 2014 subject to adjustments in future periods.

*Lessor Leases*

The Company owns or leases numerous sites that are leased or subleased to franchisees. Buildings owned or leased that meet the criteria for operating leases are carried at the gross investment in the lease less unearned income. Unearned income is recognized in

RELIASTAR LIFE INSURANCE COMPANY
**Notes to Financial Statements – Statutory Basis**
(Dollar amount in millions, unless otherwise stated)

such a manner as to produce a constant periodic rate of return on the net investment. The typical lease period is 20 years and some leases contain renewal options. The franchisee is responsible for the payment of property taxes, insurance and maintenance costs related to the leased property.  The cost of these properties are $147.2 at December 31, 2006, with accumulated depreciation of $83.7.

Future minimum lease payment receivables under noncancelable operating leasing arrangements as of December 31, 2006 are as follows:

| Year ending December 31 | Future minimum Lease Payment Receivables |
|---|---|
| | *(In Thousands)* |
| 2007 | $ 11,670 |
| 2008 | 10,007 |
| 2009 | 6,036 |
| 2010 | 3,235 |
| 2011 | 1,946 |
| Thereafter | 3,225 |

Contingent rentals included in income for the years ended December 31, 2006 and 2005 amounted to $11.5 and $11.9, respectively.  The net investment is classified as real estate.

*Legal Proceedings*

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals.  While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

*Regulatory Matters*

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

*Insurance and Retirement Plan Products and Other Regulatory Matters*

The New York Attorney General, other federal and state regulators and self-regulatory agencies are also conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

*Investment Product Regulatory Issues*

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of ING, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in reports previously filed by affiliates of the Company with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action may be taken by regulators with respect to the Company or certain affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject the Company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and

(Dollar amount in millions, unless otherwise stated)

other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S. based operations, including the Company.

## 15. Financing Agreements

The Company maintains a revolving loan agreement with Bank of New York ("BONY"). Under this agreement, the Company can borrow up to $100.0 from BONY. Interest on any Company borrowing accrues at an annual rate equal to: (1) the cost of funds for BONY for the period applicable for the advance plus 0.4%, or (2) a rate quoted by BONY to the Company for the borrowing. Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2006 and 2005, respectively. At December 31, 2006 and 2005, the Company had no amounts payable to BONY.

The Company maintains a line of credit agreement with PNC Bank. Under this agreement, the Company can borrow up to $75.0. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at any time to ING AIH and its affiliates of $75.0 Under this agreement, the Company incurred minimal interest expense for the year ended December 31, 2006 and 2005. The Company had no amounts payable to PNC at December 31, 2006 and 2005.

The Company maintains a line of credit agreement with Svenska Handelsbanken. Under this agreement, the Company can borrow up to $100.0 from Svenska. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at any time to ING AIH and its affiliates of $100.0. Under this agreement, the Company incurred minimal interest expense for the year ended December 31, 2006. At December 31, 2006, the Company had no borrowings under this agreement. This agreement was not in affect at December 31, 2005.

The Company borrowed $2.2 billion and repaid $2.2 billion in 2006 and borrowed $3.2 billion and repaid $3.2 billion in 2005. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and exclude borrowings from reverse dollar repurchase agreements. Interest paid on borrowed money was $.5 and $.8 during 2006 and 2005, respectively. Interest paid includes reciprocal loan interest discussed in "Related Party Transactions" note.

(Dollar amount in millions, unless otherwise stated)

The Company is the beneficiary of letters of credit totaling $265.3; terms of the letters of credit provide for automatic renewal for the following year at December 31, unless otherwise canceled or terminated by either party to the financing. The letters were unused during both 2006 and 2005.

## 16. Related Party Transactions

*Affiliates*: Management and services contracts and all cost sharing arrangements with other affiliated ING U.S. life insurance companies are allocated among companies in accordance with systematic cost allocation methods.

Assets and liabilities, and the related revenues and expenses recorded as a result of transactions and agreements with affiliates, may not be the same as those recorded if the Company was not a wholly-owned subsidiary of its parent.

*Administrative Services Agreement*: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amount paid under these agreements was $219.5 and $172.6 for the years ended December 31, 2006 and 2005, respectively.

*Investment Management*: The Company has entered into an investment advisory agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset/liability management services. Total fees under the agreement were approximately $50.4 and $49.2 for the years ended December 31, 2006 and 2005, respectively.

*Reciprocal Loan Agreement*: The Company maintains a reciprocal loan agreement with ING AIH to facilitate the handling of unusual and/or unanticipated short–term cash requirements. Under this agreement, which expires December 31, 2010, the Company and ING AIH can borrow up to 2.0% of the Company's net admitted assets as of December 31 of the preceding year from one another. Interest on any borrowing is charged at the rate of ING AIH's cost of funds for the interest period plus .2%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration. Under this agreement, the Company incurred interest expense of $.4 and $.7 and earned interest income of $4.6 and $1.0 for the years ended December 31, 2006 and 2005, respectively. At December 31, 2006, the Company had no amounts payable to ING AIH and $133.4 receivable from ING AIH, which is recorded in other invested assets on the Balance Sheets.

*Tax Sharing Agreements*: The Company has entered into federal tax sharing agreements with members of an affiliated group as defined in Section 1504 of the Internal Revenue Code of 1986, as amended. The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters

(Dollar amount in millions, unless otherwise stated)

in connection with the filing of consolidated federal income tax returns. The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement. The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax or other tax return on a consolidated, combined or unitary basis.

*Customer Services Agreement*: The Company has entered into a services agreement with ING Financial Advisers, LLC ("ING FA") to provide certain administrative, management, professional advisory, consulting and other services to the Company for the benefit of its customers. Charges for these services are to be determined in accordance with fair value and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company. The Company will reimburse ING FA for direct and indirect costs incurred on behalf of the Company.

*Surplus notes*: On December 29, 2004, ING USA Annuity and Life Insurance Company ("ING USA") issued a 6.3% surplus note in the amount of $175.0 to the Company. The note matures on December 29, 2034. Payment of the note and related accrued interest is subordinate to payments due to policyholders, claimant and beneficiary claims, as well as debt owed to all other classes of debtors, other than surplus note holders, of the Company in the event of (1) the institution of bankruptcy, reorganization, insolvency or liquidation proceedings by or against the Company, or (2) the appointment of a Trustee, receiver or other Conservator for a substantial part of the Company's properties. Any payment of principal and/or interest made is subject to the prior approval of the Iowa Insurance Commissioner. For the year ended December 31, 2006, there was no interest paid or accrued.

*Capital Transactions*: During the year ended December 31, 2006, the Company received a capital contribution of $200.0.

## 17. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state. The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations ("NOLHGA") and the amount of premiums written in each state. The Company has recorded $5.0 and $5.2 for this liability in accounts payable and accrued expenses as of December 31, 2006 and 2005, respectively. The Company has also recorded an asset in other assets of $3.8 and $4.3 as of December 31, 2006 and 2005, respectively, for future credits to premium taxes for assessments already paid.

## 18. Unpaid Accident and Health Claims

The change in the liability for unpaid accident and health claims and claim adjustment expenses is summarized as follows:

|  | 2006 | 2005 |
|---|---|---|
|  | *(In Thousands)* | |
| Balance at January 1 | $ 1,383,413 | $ 1,326,578 |
| Less reinsurance recoverables | 84,102 | 58,258 |
| Net balance at January 1 | 1,299,311 | 1,268,320 |
| | | |
| Incurred related to: | | |
| Current year | 503,149 | 423,034 |
| Prior years | 8,187 | (6,651) |
| Total incurred | 511,336 | 416,383 |
| | | |
| Paid related to: | | |
| Current year | 188,754 | 157,356 |
| Prior years | 274,385 | 228,036 |
| Total paid | 463,139 | 385,392 |
| | | |
| Net balance at December 31 | 1,347,508 | 1,299,311 |
| Plus reinsurance recoverables | 66,414 | 84,102 |
| Balance at December 31 | $ 1,413,922 | $ 1,383,413 |

The liability for unpaid accident and health claims and claim adjustment expenses is included in accident and health reserves and unpaid claims on the Balance Sheets.

## 19. Retrospectively Rated Contracts

The Company estimates accrued retrospective premium adjustments for its group life and health insurance business through a mathematical approach using an algorithm of the Company's underwriting rules and experience rating practices. The amount of net premiums written by the Company at December 31, 2006, that are subject to retrospective rating features are $95.9, that represented 11% of the total net group life premiums and $15.8, that represented 1% of the total net group health premiums written. The amount of net premiums written by the Company at December 31, 2005, that are subject to retrospective rating features are $99.0 that represented 12% of the total net group life premiums and $6.0, that represented 1% of the total net group heath premiums written. No other net premiums written by the Company are subject to retrospective rating features in either 2006 or 2005.

20. **Direct Premium Written/Produced by Managing General Agents/Third Party Administrators**

| Name of Managing General Agent or Third Party Administrator | Exclusive Contract | Type of Business Written | Type of Authority Granted | Total Direct Premiums Written |
|---|---|---|---|---|
| | | | | *(In Thousands)* |
| ReliaStar Record Keeping | Yes | Group Annuity | Payment | $    108,640 |
| ING Mid Atlantic Service Center | Yes | Deferred Compensation | Payment | 91,973 |

The aggregate amount of premiums written through managing general agents or third party administrators during 2006 is $218.8.

21. **Subsequent Events**

Effective January 15, 2007, the Company entered into a Stock Purchase Agreement with SVS, a Delaware corporation, and Bolle, Inc., a Delaware corporation, pursuant to which SVS purchased all of the Company's right, title and interest in and to all the shares of SVS owned by the Company for a purchase price of $33.8 and according to the terms described in the Agreement.  The transaction closed, pursuant to its terms, on January 26, 2007.  The Company expects a gain of $30.7 to be reported in 2007.

22. **September 11 Events**

The terrorist attacks of September 11, 2001 (the September 11 events), resulted in a tremendous loss of life and property.  Secondarily, those events interrupted the business activities of many entities and disrupted the U.S. economy at many levels.  In the past, businesses have incurred losses as a result of catastrophes such as earthquakes, hurricanes and even other terrorist attacks.  However, the September 11 events are unprecedented in the United States in terms of the magnitude of the losses incurred and the number of entities affected.  The following disclosures relating to the September 11 events are required:

As of December 31, 2006, the Company had estimated gross reinsurance claims of approximately $125.8 for personal accident coverage, $181.7 for workers compensation coverage and retrocession recoveries of $105.5 for net incurred claims of $202.0 from the events of September 11, 2001.  The remaining retrocession recoveries at December 31, 2006 were approximately $19.4.

As of December 31, 2005, the Company had estimated gross reinsurance claims of approximately $124.7 for personal accident coverage, $192.2 for workers compensation coverage and retrocession recoveries of $103.4 for net incurred claims of $213.5 from the events of September 11, 2001.  The remaining retrocession recoveries at December 31, 2005 were approximately $17.5.

The Company notes that uncertainty remains regarding claim submissions and the number of occurrences from the events of September 11, 2001, but has recorded its best estimate as the current claim reserve reported as of December 31, 2006.

The September 11, 2001 impact is based on Company estimates using information obtained from ceding companies and an external consultant. It is reasonably possible that a change in the Company's estimate will occur in the near term but the possible range of change cannot be determined.

The Company does not have any environmental remediation obligations.